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Index to consolidated financial statements

Filed Pursuant to Rule 424(b)(3)
Commission File No. 333-184501

Prospectus

$500,000,000

QVC, Inc.

Exchange Offer for
5.125% Senior Secured Notes due 2022

We are offering to exchange up to $500,000,000 aggregate principal amount of our registered 5.125% Senior Notes due 2022, or the "exchange notes," for any and all of the unregistered 5.125% Senior Notes due 2022, or the "original notes," that we issued in a private offering on July 2, 2012. We refer to the original notes and the exchange notes together in this prospectus as the "notes." We refer to this exchange as the "exchange offer." The exchange notes are substantially identical to the original notes, except the exchange notes are registered under the Securities Act of 1933, as amended, or the "Securities Act," and the transfer restrictions and registration rights, and related special interest provisions, applicable to the original notes will not apply to the exchange notes. The exchange notes will represent the same debt as the original notes and we will issue the exchange notes under the same indenture used in issuing the original notes. If you fail to tender your original notes, you will continue to hold unregistered notes that you will not be able to transfer freely.

No public market currently exists for the original notes or the exchange notes.

Terms of the exchange offer:

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The exchange offer expires at 5:00 p.m., New York City time, on February 7, 2013, unless we extend it.

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We will exchange all outstanding original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange notes. All interest due and payable on the original notes will become due on the same terms under the exchange notes.

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You may withdraw your tender of original notes at any time prior to the expiration of the exchange offer.

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The exchange offer is subject to customary conditions, which we may waive.

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The exchange of exchange notes for original notes will not be a taxable transaction for U.S. federal income tax purposes, but you should see the discussion under the caption "U.S. federal income tax consequences" on page 154 for more information.

See "Risk factors" beginning on page 17 for a discussion of risks you should consider in connection with the exchange offer and an investment in the exchange notes.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives exchange notes in exchange for original notes acquired for its own account as a result of market making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by broker-dealers in connection with such resales. We have agreed to make this prospectus available for a period ending on the earlier of 180 days from the effective date of the registration statement of which this prospectus forms a part and the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. See "Plan of Distribution."

The date of this prospectus is January 8, 2013.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE LETTER OF TRANSMITTAL ACCOMPANYING THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY INFORMATION OR REPRESENT ANYTHING ABOUT US, OUR PARENT, LIBERTY INTERACTIVE CORPORATION, OR THIS PROSPECTUS THAT IS NOT CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, ANY SUCH OTHER INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. WE TAKE NO RESPONSIBILITY FOR, AND CAN PROVIDE NO ASSURANCE AS TO THE ACCURACY OF, ANY OTHER INFORMATION THAT OTHERS MAY GIVE YOU. WE ARE NOT MAKING AN OFFER TO EXCHANGE THESE NOTES IN ANY JURISDICTION WHERE SUCH OFFER IS NOT PERMITTED, YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITIONS, RESULTS OF OPERATIONS AND PROSPECTUS MAY HAVE CHANGED SINCE THAT DATE.

i

 Cautionary note regarding forward-looking statements

This prospectus includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as forward-looking statements. All statements included in this prospectus, other than statements of historical fact or current fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "project," "forecast," "plan," "may," "will," "should," "could," "expect," or the negative thereof or other words of similar meaning. In particular, these include, but are not limited to, statements of our current views and estimates of future economic circumstances, industry conditions in domestic and international markets and our future performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties that could cause our actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements. We caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that may cause actual results and experiences to differ from the anticipated results and expectations expressed in such forward-looking statements are the following:

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estimates of our revenue growth and the subscriber trends of our distributors;

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our ability to comply with the covenants contained in our senior secured credit facility and certain of our hedging obligations, the indenture relating to our 7.125% senior secured notes due 2017 (the "2017 Notes"), the indenture relating to our 7.50% senior secured notes due 2019 (the "2019 Notes") and our 7.375% senior secured notes due 2020 (the "2020 Notes" and, collectively with the 2017 Notes and the 2019 Notes, our "Existing Notes"), and the indenture relating to the notes offered hereby;

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developments in, or changes to, the laws, regulations and governmental policies governing our business and products or failure to comply with them;

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deterioration of economic conditions;

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our acquisitions, joint ventures, strategic alliances or divestiture plans;

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our ability to implement our business plan, including our ability to arrange financing when required and on reasonable terms;

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the competitive nature of the industry in which we operate;

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customer demands and preferences;

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continued access to a stable workforce and favorable labor relations with employees;

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our management;

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interests of our shareholder;

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currency exchange rate fluctuations;

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our strategic direction and future operation;

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the implementation of our financing strategy and capital expenditure plan;

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the declaration or payment of dividends or interest attributable to shareholder's equity;

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unfavorable outcomes in legal and regulatory proceedings;

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risks related to the notes;

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downgrades in our credit ratings;

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other factors or trends affecting our financial conditions or results of operations; and

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other statements contained in this prospectus regarding matters that are not historical or current facts.

Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond our control, including those set forth under "Risk factors."

In addition, there may be other factors that could cause our actual results to be materially different from the results referenced in the forward-looking statements. Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

All forward-looking statements contained in this prospectus are qualified in their entirety by this cautionary statement.

Special note regarding non-GAAP financial measures

The body of generally accepted accounting principles in the United States ("U.S.") is commonly referred to as GAAP. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that could not be so adjusted in the most comparable GAAP measure. Adjusted OIBDA, as presented in this prospectus, is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP.

We define Adjusted OIBDA as net revenue less cost of goods sold, operating expenses and selling, general and administrative expenses (excluding stock compensation). Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our business and make decisions about allocating resources among our operating segments. We believe this is an important indicator of the operational strength and performance of our business, including our ability to service debt and fund capital expenditures. In addition, this measure allows us to view operating results and perform analytical comparisons and benchmarking between operating segments and identify strategies to improve performance. This measure of performance excludes such costs as depreciation and amortization and stock compensation that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Adjusted OIBDA has several limitations that are discussed in management's discussion and analysis of financial condition and results of operations—adjusted operating income before depreciation and amortization (Adjusted OIBDA). See also "Prospectus summary—Summary historical financial and operating data" for a quantitative reconciliation of Adjusted OIBDA to net income and operating income, the most directly comparable GAAP financial performance measures. Adjusted OIBDA as presented herein may not be comparable to similarly titled measures reported by other companies.

Industry and market data

Market data and other statistical data regarding us and our subsidiaries, and used throughout this prospectus, are based on independent industry publications, government publications, reports by market research firms or other published independent sources, as well as management's knowledge of, experience in and estimates about the industry and markets in which we operate. Although we believe the third-party sources to be reliable, we have not independently verified the data obtained from these sources. Although we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under "Cautionary note regarding forward-looking statements" and "Risk factors."

Non-reliance on Liberty Interactive Corporation

We are an indirect wholly-owned subsidiary of Liberty Interactive Corporation, which we refer to as "Liberty" in this prospectus. Liberty is a company whose securities are registered under the Securities Exchange Act of 1934, as amended, or the "Exchange Act," and is therefore required to file periodic and current reports and other materials with the SEC. While such information is available, investors are cautioned that Liberty is not the issuer of the notes and is not otherwise a guarantor or obligor (contingent or otherwise) with respect to the notes, and will not otherwise provide credit support for the notes. Therefore, you are directed to rely solely on this prospectus in making your decision with respect to the exchange offer.

 Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the notes. For a more complete understanding of our company and this offering, we encourage you to read this entire document, including "Risk factors," our consolidated financial statements, the notes thereto and management's discussion and analysis of financial condition and results of operations. Unless otherwise indicated or required by the context, the terms "we," "our," "us," the "Company," and "QVC" refer to QVC, Inc. and its consolidated subsidiaries. The terms "domestic" and "U.S." refer to our operations in the United States. The terms "international" and "foreign" refer to our operations outside of the U.S.

Business overview

We believe we are the global leader in television retailing and a leading multimedia retailer, with operations based in the U.S., Japan, Germany, the United Kingdom, and Italy. QVC stands for "Quality, Value and Convenience," which is what we strive to deliver to our customers. We market and sell a wide variety of consumer products primarily through live shopping programs distributed to approximately 210 million worldwide households each day and via our websites, including QVC.com. Our operating strategy is to create a premier multimedia lifestyle brand and shopping destination for our customers and to further penetrate our core customer base to drive revenue and profitability. For the twelve months ended September 30, 2012, approximately 91% of our domestic net revenue was from repeat and reactivated customers (i.e., customers who made a purchase from us during the prior twelve months and customers who previously made a purchase from us but not during the prior twelve months, respectively). In the same period, we attracted approximately 1.9 million new U.S. customers. Our global e-commerce operation comprised $2.8 billion, or 33%, of our consolidated net revenue for the twelve months ended September 30, 2012. For the year ended December 31, 2011, on a consolidated basis, we generated $8.3 billion of net revenue, $0.8 billion of net cash provided by operating activities and $1.7 billion of Adjusted OIBDA (as defined in "Special note regarding non-GAAP financial measures"). As of July 4, 2012, we have a 49% interest in a TV shopping joint venture in China, which is accounted for as an equity investment. The joint venture's assets and related operating statistics are not included in our assets and related operating statistics as reported in this prospectus unless otherwise stated.

We market our products in an engaging, entertaining format primarily through live television programs and interactive features on our websites. In the U.S., we distribute our programming live 24 hours per day, 364 days per year and present on average almost 1,000 products every week. Internationally, we distribute live programming 17 to 24 hours per day, depending on the market. We classify our products into four groups: home (including electronics), accessories (including beauty products), apparel and jewelry. It is our product sourcing team's mission to research and locate compelling and differentiated products from manufacturers who have sufficient scale to meet anticipated demand. We offer many QVC-exclusive products, as well as popular brand name and lesser known products available from other retailers. Many of our products are endorsed by celebrities, designers and other well-known personalities who often join our presenters to personally promote their products and provide lead-in publicity on their own television shows. We believe that our ability to demonstrate product features and present

"faces and places" differentiates and defines the QVC shopping experience. We closely monitor customer demand and our product mix to remain well-positioned and relevant in popular and growing retail segments, which we believe is a significant competitive advantage relative to competitors who operate bricks-and-mortar stores.

As of December 31, 2011, over 79 million people worldwide have shopped with us, and we have shipped over 1.4 billion packages in the U.S. alone. We operate eight distribution centers and eight call centers worldwide and are able to ship approximately 89% of our orders within 48 hours. In 2011, our work force of more than 17,000 employees handled approximately 174 million customer calls, shipped approximately 164 million units globally to 42 different countries, and served approximately 11.5 million customers. We believe our long-term relationships with most major U.S. television distributors, including cable operators (e.g., Comcast and Time Warner Cable), satellite television providers (e.g., DISH Network and DIRECTV), and telecommunications companies (e.g., Verizon and AT&T), provide us with broad distribution, favorable channel positioning and significant competitive advantages. We believe that our significant market share, brand awareness, outstanding customer service, repeat customer base, international reach and scalable infrastructure distinguish us from our competitors.

Liberty relationship

We are an indirect wholly owned subsidiary of Liberty Interactive Corporation ("Liberty"), which owns interests in a broad range of digital commerce businesses. On August 9, 2012, Liberty completed the recapitalization of its common stock into shares of the corresponding series of two new tracking stocks, Liberty Interactive (Nasdaq: LINTA, LINTB) and Liberty Ventures (Nasdaq: LVNTA, LVNTB). We are now attributed to the Liberty Interactive tracking stock, which tracks the assets and liabilities of Liberty's Interactive Group (the "Interactive Group"). The Interactive Group does not represent a separate legal entity; rather it represents those businesses, assets and liabilities that are attributed to that group. Liberty attributed to its Interactive Group those businesses primarily focused on digital commerce, including the assets and businesses of QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and Celebrate Interactive Holdings, Inc. and approximately $500 million in cash held by Liberty and the Interactive Group subsidiaries. Liberty also attributed to its Interactive Group its 36% ownership interest in HSN, Inc., one of our two closest competitors (see "Business—Competition" below for more information). The Liberty Ventures tracking stock tracks all of Liberty's other businesses including its interest in equity method investments of Expedia, Inc., TripAdvisor, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. and available-for-sale securities of Time Warner, Time Warner Cable and AOL, which constitute the Ventures Group (the "Ventures Group"). To fund the cash requirements of the Ventures Group, Liberty attributed $1.35 billion in cash to the Ventures Group which was funded by the Interactive Group. Such attributed cash balance consisted of cash from Liberty's balance sheet and $1.15 billion of dividends paid by us to Liberty through our available cash on hand and $800 million in borrowings under our senior secured credit facility. As of the date of the recapitalization, we had $870 million of total outstanding borrowings under our senior secured credit facility.

We are a "close corporation" under Delaware law and, as such, our shareholder, rather than a board of directors, manages our business. Since our shareholder is an indirect wholly owned subsidiary of Liberty, all aspects of our management, including the approval of significant corporate transactions such as a change of control, are controlled by Liberty, rather than an independent governing body. Our Chief Executive Officer and President, Michael A. George, also became a named executive officer of Liberty for the year ended December 31, 2011, and Mr. George became a director of Liberty during 2011. Liberty's interests may not coincide with our interests or the interests of our noteholders, and Liberty may cause us to enter into transactions or agreements with related parties or approve corporate actions that could involve conflicts of interest. Liberty may also enter into transactions of which noteholders might not approve or make decisions with which noteholders may disagree. For example, Liberty's dependence on our cash flow for servicing its debt and for other purposes is likely to result in our payment of large dividends to Liberty when possible, which may increase our leverage and decrease our liquidity. We paid $9 million of dividends to Liberty during 2010, $205 million of dividends to Liberty during 2011, and $1.68 billion of dividends to Liberty during the first nine months of 2012. In addition, we have paid $109 million in dividends to Liberty subsequent to September 30, 2012. Liberty, however, contributed a net $522 million to us during 2009. Prospective investors should bear in mind our relationship with Liberty in formulating their investment decisions. See "Risk factors—Risks relating to our organizational structure" and "Risk factors—Risks relating to the notes—Our ability to pay dividends or make other restricted payments to Liberty is subject to limited restrictions."

Neither Liberty nor any of its other affiliates will be a guarantor of the notes or otherwise provide credit support for the notes.

Corporate information

We are a Delaware corporation with principal executive offices located at 1200 Wilson Drive, West Chester, Pennsylvania 19380. Our main telephone number at that location is (484) 701-1000.

Each of the wholly-owned subsidiaries of QVC listed in the table below is a guarantor of the notes. None of these subsidiaries operate any business outside of the business of QVC.

Table of additional registrant guarantors

Exact name of registrant as specified in its charter	State or other jurisdiction of incorporation or organization	Primary Standard Industrial Classification code number	I.R.S. Employer Identification	Address and telephone number of principal executive office

Affiliate Investment, Inc.	Delaware	6719	51-0394501	Suite 205A Second Floor Bancroft Building 3411 Silverside Rd. Concord Plaza Wilmington, DE 19810 (302) 478-7451
Affiliate Relations Holdings, Inc.	Delaware	6719	52-2009511	Suite 205A Second Floor Bancroft Building 3411 Silverside Rd. Wilmington, DE 19810 (302) 478-7451
AMI 2, Inc.	Delaware	6799	26-4282165	Suite 205 B Bancroft Building 3411 Silverside Rd. Wilmington, DE 19810 (302) 478-4370
ER Marks, Inc.	Delaware	6719	52-2009512	Suite 205 B Bancroft Building 3411 Silverside Rd. Wilmington, DE 19810 (302) 478-4370
QVC International LLC	Delaware	6719	51-0353786	1200 Wilson Drive West Chester, PA 19380 (484) 701-1000
QVC Rocky Mount, Inc.	North Carolina	4225	52-2217907	100 QVC Boulevard Rocky Mount, NC 27801 (252) 467-6600
QVC San Antonio, LLC	Texas	7389	52-1765495	9855 Westover Hills Boulevard San Antonio, TX 78251 (210) 522-4300

 The exchange offer

On July 2, 2012, we completed a private offering of the original notes in reliance on Section 4(2) of the Securities Act, and Rule 144A and Regulation S thereunder. As part of that offering, we entered into a registration rights agreement with the initial purchasers of the original notes, which we refer to as the registration rights agreement, in which we agreed, among other things, to offer to exchange the original notes for the exchange notes. The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in the section of this prospectus entitled "The exchange offer."

Original notes	$500 million aggregate principal amount of 5.125% Senior Notes due July 2, 2022, which were issued in a private placement on July 2, 2012.
Exchange notes
5.125% Senior Notes due July 2, 2022. The terms of the exchange notes are substantially identical to the terms of the original notes, except that the exchange notes are registered under the Securities Act, and the transfer restrictions and registration rights, and related special interest provisions, applicable to the original notes will not apply to the exchange notes.
Exchange offer
Pursuant to the registration rights agreement, we are offering to exchange up to $500 million principal amount of our exchange notes that have been registered under the Securities Act for an equal principal amount of our original notes.

The exchange notes will evidence the same debt as the original notes, including principal and interest, and will be issued under and be entitled to the benefits of the same indenture that governs the original notes. Holders of the original notes do not have any appraisal or dissenter's rights in connection with the exchange offer. Because the exchange notes will be registered, the exchange notes will not be subject to transfer restrictions and holders of original notes that tender and have their original notes accepted in the exchange offer will no longer have registration rights or the right to receive the related special interest under the circumstances described in the registration rights agreement.
Expiration date
The exchange offer will expire at 5:00 p.m., New York City time, on February 7, 2013, which we refer to as the "Expiration Date," unless we decide to extend it or terminate it early. We do not currently intend to extend the exchange offer. A tender of original notes pursuant to this exchange offer may be withdrawn at any time on or prior to the Expiration Date if we receive a valid written withdrawal request before the expiration of the exchange offer.

Conditions to the exchange Offer	The exchange offer is subject to customary conditions, which we may, but are not required to, waive. We will not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes, and we may terminate or amend the exchange offer if we determine in our reasonable judgment that the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC. Please see "The exchange offer—Conditions to the exchange offer" for more information regarding the conditions to the exchange offer. We reserve the right, in our sole discretion, to waive any and all conditions to the exchange offer on or prior to the Expiration Date.
Procedures for tendering original notes
To participate in the exchange offer, on or prior to the Expiration Date you must tender your original notes by using the book-entry transfer procedures described in "The exchange offer—Procedures for tendering original notes," including transmission or delivery to the exchange agent of an agent's message or a properly completed and duly executed letter of transmittal, with any required signature guarantee. In order for a book-entry transfer to constitute a valid tender of your original notes in the exchange offer, U.S. Bank National Association, as registrar and exchange agent, must receive a confirmation of book-entry transfer of your original notes into the exchange agent's account at The Depository Trust Company prior to the Expiration Date. By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:
• you are acquiring exchange notes in the ordinary course of business of both you and any beneficial owner of the exchange notes;
• you are not engaged in, and you do not intend to engage in, and you have no arrangement or understanding with any person or entity to participate in a distribution of the exchange notes;
• you are transferring good and marketable title to the original notes free and clear of all liens, security interests, encumbrances, or rights or interests of others except your own;

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if you are a broker-dealer that will receive exchange notes for your own account in exchange for original notes that were acquired by you as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of your exchange notes; and

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you are not our "affiliate" as defined in Rule 405 of the Securities Act. If you are a broker-dealer, you may not participate in the exchange offer as to any original notes you purchased directly from us.

Withdrawal
You may withdraw any original notes tendered in the exchange offer by sending the exchange agent notice of withdrawal at any time prior to 5:00 p.m., New York City time, on the Expiration Date. If we decide for any reason not to accept any original notes tendered for exchange or to withdraw the exchange offer, the original notes will be returned promptly after the expiration or termination of the exchange offer. For further information regarding the withdrawal of tendered original notes, please see "The exchange offer—Withdrawal of tenders."
Acceptance of original notes and delivery of exchange notes
If you fulfill all conditions required for proper acceptance of the original notes, we will accept any and all original notes that you properly tender in the exchange offer before 5:00 p.m., New York City time, on the Expiration Date. For more information, please read "The exchange offer—Terms of the exchange offer."
United States federal income tax considerations
The exchange of exchange notes for original notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please see "U.S. federal income tax consequences" for more information regarding the tax consequences to you of the exchange offer.
Use of proceeds
The issuance of the exchange notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement we entered into with the initial purchasers of the original notes.
Fees and expenses	We will pay all expenses incident to the exchange offer.
Exchange agent
We have appointed U.S. Bank National Association as our exchange agent for the exchange offer. You should tender your notes, direct questions and requests for assistance and requests for additional copies of this prospectus (including the letter of transmittal) to the exchange agent as follows:
Delivery by Mail: U.S. Bank National Association 60 Livingston Avenue - EP - MN - WS2N St. Paul, MN 55107-2292 Attention: Specialized Finance

Courier or Overnight Delivery: U.S. Bank National Association 111 Fillmore Avenue St. Paul, MN 55107-1402 Attention: Specialized Finance
To Confirm by Telephone or for Information: (651) 466-7150
Facsimile Transmissions: (651) 466-7372
You can find more information regarding the exchange agent elsewhere in this prospectus under the caption "The exchange offer—Exchange agent."
Resales of exchange notes
Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the exchange notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act so long as certain conditions are met. See "The exchange offer—Resale of exchange notes" and "Plan of distribution" for more information regarding resales.
Consequences of not exchanging your original notes
If you do not exchange your original notes in this exchange offer, you will continue to hold unregistered original notes and you will no longer be entitled to registration rights and or the special interest provisions related thereto, except in the limited circumstances set forth in the registration rights agreement. See "The exchange offer—Consequences of failure to exchange." In addition, you will not be able to resell, offer to resell or otherwise transfer your original notes unless you do so in a transaction exempt from the registration requirements of the Securities Act and applicable state securities laws or unless we register the offer and resale of your original notes under the Securities Act. Following the exchange offer, we will be under no obligation to register your original notes, except under the limited circumstances set forth in the registration rights agreement.

For information regarding the limited circumstances under which we may be required to file a registration statement after this exchange offer and the consequences of not tendering your original notes in this exchange offer, please see "The exchange offer—Consequences of failure to exchange" and "Description of exchange notes."

Additional documentation; further information; assistance	Any questions or requests for assistance or additional documentation regarding the exchange offer may be directed to the exchange agent at the number set forth above. Beneficial owners of original notes should contact their broker, dealer, commercial bank, trust company or other nominee for assistance in tendering their original notes in the exchange offer.

 Terms of the exchange notes

The terms of the exchange notes and those of the outstanding original notes are substantially identical, except that the exchange notes are registered under the Securities Act, and the transfer restrictions and registration rights, and related special interest provisions, applicable to the original notes will not apply to the exchange notes. The exchange notes represent the same debt as the original notes for which they are being exchanged. Both the original notes and the exchange notes are governed by the same indenture.

Issuer	QVC, Inc.
Notes offered	$500,000,000 aggregate principal amount of 5.125% Senior Secured Notes due 2022.
Maturity dates	The notes will mature on July 2, 2022.
Interest	Interest on the notes will accrue at a rate per annum equal to 5.125%.
Interest payment dates	Interest on the notes will be payable on January 2 and July 2 of each year, beginning on January 2, 2013. Interest will accrue from July 2, 2012.
Guarantees
The notes will be guaranteed by each of our material domestic subsidiaries that guarantee the borrowings under our senior secured credit facility, our Existing Notes and certain of our hedging obligations (together, our "existing secured indebtedness").

For the nine months ended September 30, 2012, our non-guarantor subsidiaries accounted for $2.0 billion, or approximately 34.5%, of our consolidated net revenue and $228 million, or approximately 18.6%, of our Adjusted OIBDA and, at September 30, 2012, our non-guarantor subsidiaries accounted for $3.1 billion, or approximately 23.8%, of our consolidated assets of $13.1 billion. See "Description of notes—Note guarantees."
Security
The notes will be secured on a pari passu basis by the same collateral that secures our existing secured indebtedness and certain future indebtedness, subject as to priority and otherwise to certain exceptions and subject to certain permitted liens. See "Description of notes—Security."

Ranking	So long as the notes are secured only by a lien in all shares of our capital stock, the holders of the notes will have only an unsecured claim against our assets and the assets of the guarantors. Any such unsecured claim will rank equally in right of payment with all other unsecured unsubordinated indebtedness and other obligations of us and the guarantors, including trade payables. The notes will rank equally in right of payment with all of our existing and future senior obligations and senior in right of payment to all of our existing and future subordinated obligations. The guarantees will rank equally in right of payment with the guarantors' existing and future senior obligations and senior in right of payment to their existing and future subordinated obligations. The notes and guarantees will be structurally subordinated to all the liabilities of any of our subsidiaries that do not guarantee the notes, and effectively subordinated to the claims of lienholders with prior permitted liens to the extent of the value of the applicable collateral. See "Description of notes—Ranking" and "—Security." Although under certain circumstances the notes could benefit from liens on certain additional assets in the future, there can be no assurances that such circumstances will ever arise.

As of September 30, 2012, (1) we and our guarantor subsidiaries had approximately $1,987 million of secured indebtedness under our Existing Notes in addition to the $500 million from these notes, $851 million of borrowings under our secured credit facility and approximately $3.1 billion in notional amount of hedging obligations secured ratably with our senior secured credit facility, and (2) we and our guarantor subsidiaries had an additional $1.1 billion of unused capacity under our senior secured credit facility, all of which would rank equally with and share in the collateral securing the notes. In addition, we and our guarantor subsidiaries had approximately $61 million of capital lease obligations that are secured by collateral that does not secure the notes.

As of September 30, 2012, our non-guarantor subsidiaries had approximately $1.4 billion of obligations (consisting predominantly of trade payables, deferred tax liabilities, certain other liabilities and no indebtedness for borrowed money), all of which would be structurally senior to the notes.
Optional redemption
We may redeem all or a part of the notes at any time at a redemption price equal to the greater of 100% of the principal amount of the notes or a "make-whole" amount and, in each case, plus accrued and unpaid interest, if any, to the applicable redemption date as set forth in "Description of notes—Optional redemption."

Change of control	If we experience specific kinds of changes of control, we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. See "Description of notes—Change of control."
Certain covenants	The indenture governing the notes will restrict our ability and the ability of our restricted subsidiaries to, among other things:
• incur additional indebtedness;
• pay dividends and make certain distributions, investments and other restricted payments;
• create certain liens or use assets as security in other transactions;
• sell assets;
• change our line of business;
• enter into transactions with affiliates;
• limit the ability of restricted subsidiaries to make payments to us;
• enter into sale and leaseback transactions;
• merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and
• designate subsidiaries as unrestricted subsidiaries.
These covenants are subject to important exceptions and qualifications. See "Description of notes—Certain covenants."

If the notes are assigned investment grade ratings by both Moody's and S&P and no default or event of default has occurred and is continuing, certain covenants will be eliminated. See "Description of notes—Certain covenants—Fall-away event."
Transfer restrictions	The exchange notes generally will be freely transferable.
Risk factors
See "Risk factors" beginning on page 17 and the other information contained in this prospectus for a discussion of factors you should carefully consider prior to making an investment decision regarding the notes.

Summary historical financial and operating data

The following table sets forth our summary historical financial and operating data at the dates and for the periods indicated. The statement of operations, balance sheet and other financial data in the following summary historical financial data as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, is derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations and other financial data included in the following selected historical financial data for the nine months ended September 30, 2012 and 2011 and the balance sheet data as of September 30, 2012 have been derived from the unaudited interim consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2009 included in the following summary historical financial data and the statement of operations, balance sheet and other financial data included in the following summary historical financial data as of and for the years ended December 31, 2008 and 2007 have been derived from our audited consolidated financial statements which are not included in this prospectus.

You should read the information contained in this table in conjunction with the financial statements, the accompanying notes thereto and management's discussion and analysis of financial condition and results of operations included elsewhere in this prospectus.

The results of operations for any partial period are not necessarily indicative of the results of operations for other periods or for the full fiscal year.

Statement of operations data:

	Fiscal year ended					Nine months ended
(in millions)	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	September 30, 2012	September 30, 2012

						(unaudited)	(unaudited)
Net revenue(1)	$7,397	$7,303	$7,374	$7,813	$8,268	$5,619	$5,824
Cost of goods sold	(4,682)	(4,719)	(4,755)	(5,008)	(5,278)	(3,570)	(3,680)

Gross profit	2,715	2,584	2,619	2,805	2,990	2,049	2,144

Operating expenses:
Operating	(690)	(703)	(684)	(715)	(758)	(532)	(522)
Selling, general and administrative, including stock-based compensation	(395)	(394)	(388)	(435)	(521)	(379)	(418)
Depreciation	(112)	(131)	(125)	(128)	(135)	(104)	(92)
Amortization of intangible assets	(404)	(400)	(403)	(395)	(439)	(294)	(293)

	(1,601)	(1,628)	(1,600)	(1,673)	(1,853)	(1,309)	(1,325)

Operating income	1,114	956	1,019	1,132	1,137	740	819

Other income (expense):
Gain (loss) on investments	12	—	(6)	105	(2)	(2)	(3)
(Loss) gain on financial instruments	—	(24)	32	40	50	37	36
Interest expense	(227)	(249)	(357)	(415)	(231)	(179)	(174)
Interest income	417	376	6	2	2	1	2
Foreign currency gain (loss)	1	(63)	19	(8)	(2)	2	(1)
Other income (expense)	9	(2)	(15)	(23)	—	—	—

	212	38	(321)	(299)	(183)	(141)	(140)

Income before income taxes	1,326	994	698	833	954	599	679
Income tax expense	(508)	(353)	(281)	(282)	(342)	(216)	(247)

Net income	818	641	417	551	612	383	432
Less: Net income attributed to the noncontrolling interest	(28)	(34)	(38)	(47)	(52)	(34)	(44)

Net income attributable to QVC, Inc. shareholder	$790	$607	$379	$504	$560	$349	$388

(1)   Gross merchandise sales plus shipping and handling revenue less a provision for returns. See Note 2(j) to the audited consolidated financial statements included in this prospectus for information about the provision for returns.

Other financial data:

	Fiscal year ended					Nine months ended
(dollars in millions)	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	September 30, 2011	September 30, 2012

						(unaudited)	(unaudited)
U.S. % of net revenue	70.4%	67.2%	67.6%	67.1%	65.5%	64.4%	64.5%
International % of net revenue	29.6%	32.8%	32.4%	32.9%	34.5%	35.6%	35.5%
E-Commerce % of net revenue(2)	19.6%	21.9%	25.1%	28.3%	31.3%	30.1%	33.2%
Gross Margin %(3)	36.7%	35.4%	35.5%	35.9%	36.2%	36.5%	36.8%
Adjusted OIBDA(4)	$1,652	$1,502	$1,565	$1,673	$1,733	$1,154	$1,225
Adjusted OIBDA Margin %(4)(5)	22.3%	20.6%	21.2%	21.4%	21.0%	20.5%	21.0%
Capital expenditures	$276	$144	$181	$220	$259	$154	$165

(2)   Net revenue generated from our U.S. and international websites and mobile applications divided by consolidated net revenue.

(3)   Gross profit divided by net revenue.

(4)   We define Adjusted OIBDA as net revenue less cost of goods sold, operating expenses and selling, general and administrative expenses (excluding stock compensation). Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our business and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our business, including our ability to service debt and fund capital expenditures. In addition, this measure allows us to view operating results and perform analytical comparisons and benchmarking among our businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation and amortization and stock compensation that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Adjusted OIBDA has several limitations that are discussed in management's discussion and analysis of financial condition and results of operations—adjusted operating income before depreciation and amortization (Adjusted OIBDA).

(5)   Adjusted OIBDA divided by net revenue.

Reconciliation of net income and operating income to Adjusted OIBDA:

	Fiscal year ended					Nine months ended
(in millions)	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	September 30, 2011	September 30, 2012

						(unaudited)	(unaudited)
Net income	$818	$641	$417	$551	$612	$383	$432
Gain (loss) on investments	12	—	(6)	105	(2)	(2)	(3)
(Loss) gain on financial instruments	—	(24)	32	40	50	37	36
Interest expense	(227)	(249)	(357)	(415)	(231)	(179)	(174)
Interest income	417	376	6	2	2	1	2
Foreign currency gain (loss)	1	(63)	19	(8)	(2)	2	(1)
Other income (expense)	9	(2)	(15)	(23)	—	—	—
Income tax expense	(508)	(353)	(281)	(282)	(342)	(216)	(247)

Operating income	1,114	956	1,019	1,132	1,137	740	819
Depreciation and amortization of intangible assets	(516)	(531)	(528)	(523)	(574)	(398)	(385)
Stock-based compensation expense	(22)	(15)	(18)	(18)	(22)	(16)	(21)

Adjusted OIBDA	$1,652	$1,502	$1,565	$1,673	$1,733	$1,154	$1,225

Balance sheet data (at end of period):

(in millions)	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	September 30, 2012

						(unaudited)
Cash and cash equivalents(6)	$515	$685	$748	$621	$560	$386
Working capital(7)	$1,625	$1,867	$1,228	$1,209	$1,375	$1,026
Total assets	$15,207	$14,841	$14,852	$13,820	$13,570	$13,067
Total debt(8)	$4,082	$5,285	$4,039	$2,820	$2,490	$3,399
Total equity	$7,543	$6,183	$7,228	$7,654	$8,019	$6,753

(6)   Excludes restricted cash.

(7)   Total current assets less total current liabilities.

(8)   Long-term portion of debt and capital lease obligations, plus current portion of debt and capital lease obligations.

Ratio of earnings to fixed charges

The following table presents our ratio of earnings to fixed charges for the periods presented.

	Fiscal year ended					Nine months ended
(in millions)	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	September 30, 2011	September 30, 2012

						(unaudited)	(unaudited)
Fixed charges:
Interest expense(1)	237	249	360	420	233	180	176
Estimate of interest within rental expense	5	6	5	6	6	5	7

Total fixed charges	242	255	365	426	239	185	183

Earnings:
Income before income taxes	1,326	994	698	833	954	599	679
Add amortization of capitalized interest	—	—	3	1	2	1	2

Subtotal	1,326	994	701	834	956	600	681
Fixed charges per above	242	255	365	426	239	185	183
Less interest capitalized during the period	(11)	(1)	(3)	(5)	(2)	(2)	(1)

Total earnings	1,557	1,248	1,063	1,255	1,193	783	863

Ratio of earnings to fixed charges	6.4	4.9	2.9	2.9	5.0	4.2	4.7

(1)   Includes the sum of the following: (a) interest expensed and capitalized and (b) amortized premiums, discounts and capitalized expenses related to indebtedness.

Risk factors

An investment in the notes involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information included in this prospectus, before deciding to participate in the exchange offer. The risks described below are not the only ones facing our Company. In the event any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. The value of the notes could decline due to any of these risks, and you may lose all or part of your investment in the notes. The risks described below are those that we currently believe may materially affect us. For purposes of this section, the phrase "material adverse effect" is meant to refer to a material adverse effect on our financial condition, results of operations and/or the value of the notes.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. See "Cautionary note regarding forward-looking statements."

Risks related to our business

Continuing weak economic conditions worldwide, including in the United States and Europe, may reduce consumer demand for our products and services.

The current economic downturn in the United States and in other regions of the world in which our subsidiaries and affiliates operate could adversely affect demand for our products and services, since a substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Global financial markets continue to experience disruptions, including increased volatility and diminished liquidity and credit availability. In particular, the current European debt crisis, particularly most recently in Greece, Italy, Ireland, Portugal and Spain, and related European financial restricting efforts may cause the value of the European currencies, including the Euro, to further deteriorate, thus reducing the purchasing power of European customers. In the event that one or more countries were to replace the Euro with their legacy currency, then our revenue and operating results in such countries, or Europe generally, would likely be adversely affected until stable exchange rates were established and economic confidence restored. In addition, the European crisis is contributing to instability in global credit markets. The world has recently experienced a global macroeconomic downturn, and if economic and financial market conditions in the United States or other key markets, including Europe, remain uncertain, persist, or deteriorate further, our customers may respond by suspending, delaying, or reducing their discretionary spending. A suspension, delay or reduction in discretionary spending could adversely affect revenue. Accordingly, our ability to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments remain weak or decline further. Such weak economic conditions may also inhibit our expansion into new European markets. We currently are unable to predict the extent of any of these potential adverse effects.

The retail business environment is subject to intense competition, and we may not be able to effectively compete for customers.

We operate in a rapidly evolving and highly competitive retail business environment. Although we are the nation's largest television shopping retailer, we have numerous and varied competitors at the national and local levels, ranging from large department stores to specialty shops, electronic retailers, direct marketing retailers, wholesale clubs, discount retailers, other television shopping retailers such as HSN and ShopNBC in the United States, HSE 24 in Germany, Shop Channel in Japan and Ideal World in the United Kingdom, infomercial retailers, internet retailers, and mail-order and catalog companies. Many of our current and potential competitors have greater resources, longer histories, more customers and greater brand recognition than we do. They may secure better terms from vendors, adopt more aggressive pricing, offer free or subsidized shipping and devote more resources to technology, fulfillment and marketing. Other companies also may enter into business combinations or alliances that strengthen their competitive positions.

We also compete for access to customers and audience share with other providers of televised, on-line and hard copy entertainment and content. We face similar competition in our international markets. Our inability to compete effectively with regard to the assortment, price, shipping terms and quality of the merchandise we offer for sale or to keep pace with competitors in our marketing, service, location, reputation, credit availability and technologies, could have a material adverse effect.

Our net revenue and operating results depend on our ability to predict or respond to consumer preferences.

Our net revenue and operating results depend in part on our ability to predict or respond to changes in consumer preferences and fashion trends in a timely manner. We develop new retail concepts and continuously adjust our product mix in an effort to satisfy customer demands. Consumer preferences may be affected by many factors outside of our control, including responses of competitors and general economic conditions. Any sustained failure by us to identify and respond to emerging trends in lifestyle and consumer preferences could have a material adverse effect.

Our long-term success depends in large part on our continued ability to attract new customers and retain existing customers. We may not be able to do that in a cost-effective manner.

In an effort to attract and retain customers, we engage in various merchandising and marketing initiatives, which involve the expenditure of money and resources, particularly in the case of the production and distribution of our television programming and, to a lesser but increasing extent, online advertising. We have spent, and expect to continue to spend, increasing amounts of money on, and devote greater resources to, certain of these initiatives, particularly in our continuing efforts to increasingly engage customers through online channels and to personalizing our customers' shopping experience. These initiatives, however, may not resonate with existing customers or consumers generally or may not be cost-effective. In addition, costs associated with the production and distribution of our television programming and costs associated with online marketing, including search engine marketing (primarily the purchase of relevant keywords) have increased and are likely to continue to increase in the foreseeable future and, if significant, could have a material adverse effect to the extent that they do not result in corresponding increases in net revenue.

We depend on the television distributors that carry our programming, and no assurance can be given that we will be able to maintain and renew our affiliation agreements on favorable terms or at all.

We currently distribute our programming through affiliation agreements with many television providers, including Comcast, Time Warner Cable, DIRECTV and DISH Network in the U.S., JCN, Jupiter Telecommunications, Ltd., Sky Perfect and World Hi-Vision Channel, Inc. in Japan, SES ASTRA, British Telecommunications and Kabel Deutschland in Germany, British Sky Broadcasting, Virgin Media and Freesat in the United Kingdom and Telecom Italia Media Broadcasting S.r.l. in Italy. Our affiliation agreements with distributors are scheduled to expire between 2012 and 2019.

As part of normal course renewal discussions, occasionally we have disagreements with our distributors over the terms of our carriage, such as channel placement or other contract terms. If not resolved through business negotiation, such disagreements could result in litigation or termination of an existing agreement. Termination of an existing agreement resulting in the loss of distribution of our programming to a material portion of our television households may adversely affect our growth, net revenue and earnings.

The renewal negotiation process for affiliation agreements is typically lengthy. In some cases, renewals are not agreed upon prior to the expiration of a given agreement while the programming continues to be carried by the relevant distributor without an effective agreement in place. We do not have distribution agreements with some of the cable operators that carry our programming. In total, we are currently providing programming without affiliation agreements to distributors representing 7% of our U.S. distribution, and short-term, rolling 90 day letters of extension, to distributors who represent approximately 35% of our U.S. distribution. Some of our international programming may continue to be carried by distributors after the expiration dates on our affiliation agreements with them have passed.

We may be unable to obtain renewals with our current distributors on acceptable terms, if at all. We may also be unable to successfully negotiate affiliation agreements with new or existing distributors to carry our programming. Although we consider our current levels of distribution without written agreement to be ordinary course, the failure to successfully renew or negotiate new affiliation agreements covering a material portion of television households could result in a discontinuation of carriage that may adversely affect our viewership, growth, net revenue and earnings.

The failure to maintain suitable placement for our programming could adversely affect our ability to attract and retain television viewers and could result in a decrease in revenue.

We are dependent upon the continued ability of our programming to compete for viewers. Effectively competing for television viewers is dependent, in substantial part, on our ability to negotiate and maintain placement of our programming at a favorable channel position, such as in a basic tier or within a general entertainment or general broadcasting tier. The advent of digital compression technologies and the adoption of digital cable have resulted in increased channel capacity, which together with other changing laws, rules and regulations regarding cable television ownership, impacts our ability to negotiate and maintain suitable channel placement with our distributors. Increased channel capacity could adversely affect the ability to attract television viewers to our programming to the extent it results in:

•
a less favorable channel position for our programming, such as placement adjacent to programming that does not complement our programming, a position next to our televised home shopping competitors or isolation in a "shopping" tier;

•
more competitors entering the marketplace; or

•
more programming options being available to the viewing public in the form of new television networks and time-shifted viewing (e.g., personal video recorders, video-on-demand, interactive television and streaming video over broadband internet connections).

In addition, if our programming is carried exclusively by a distributor on a digital programming tier, we may experience a reduction in revenue to the extent that the digital programming tier has less television viewer penetration than the basic or expanded basic programming tier. We may experience a further reduction in revenue due to increased television viewing audience fragmentation to the extent that not all television sets within a digital cable home are equipped to receive television programming in a digital format. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes and to offer elements of our programming via new technologies in a cost-effective manner that meet customer demands and evolving industry standards.

Any continued or permanent inability to transmit our programming via satellite would result in lost revenue and could result in lost customers.

Our success is dependent upon our continued ability to transmit our programming to television providers from our satellite uplink facilities, which transmissions are subject to the Federal Communications Commission ("FCC") compliance in the U.S. and foreign regulatory requirements in our international operations. In most cases, we have entered into long-term satellite transponder leases to provide for continued carriage of our programming on replacement transponders and/or replacement satellites, as applicable, in the event of a failure of either the transponders and/or satellites currently carrying our programming. However, we do have a transponder service agreement in the United Kingdom that will expire in 2013. Although we believe we take reasonable and customary measures to ensure continued satellite transmission capability and we believe that this international transponder service agreement can be renewed (or replaced, if necessary) in the ordinary course of business, termination or interruption of satellite transmissions may occur, particularly if we are not able to successfully negotiate renewals or replacements of any of our expiring transponder service agreements in the future. Although we consider the transponder service agreement that is expiring in 2013 to be in the ordinary course, the failure to successfully renew or negotiate a new transmission agreement that results in an inability to transmit our programming would result in lost revenue and could result in lost customers.

System interruption and the lack of integration and redundancy in these systems and infrastructures may adversely affect our ability to transmit our television programs, operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations.

Our success depends, in part, on our ability to maintain the integrity of our transmissions, systems and infrastructures, including the transmission of our television programs, as well as our websites, information and related systems, call centers and fulfillment facilities. We may experience occasional system interruptions that make some or all transmissions, systems or data unavailable or prevent us from transmitting our signal or efficiently providing services or fulfilling orders. We are in the process of implementing new technology systems, such as the mobile applications, and upgrading others, such as our warehouse management systems. Our failure to properly implement these new systems or delays in implementing these new systems could impair our ability to provide services, fulfill orders and/or process transactions. We also rely on affiliate and third-party computer systems, broadband, transmission and other communications systems and service providers in connection with the transmission of our signal, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our signal transmissions, systems and infrastructures, our business, our affiliates and/or third parties, or deterioration in the performance of these transmissions, systems and infrastructures, could impair our ability to provide services, fulfill orders and/or process transactions. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God and similar events or disruptions may damage or interrupt television transmissions, computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause transmission or system interruption, delays and loss of critical data, and could prevent us from providing services, fulfilling orders and/or processing transactions. While we have backup systems for certain aspects of our operations, these systems are not fully redundant and disaster recovery planning is not sufficient for all possible risks. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption.

We may be subject to claims for representations made in connection with the sale and promotion of merchandise or for harm experienced by customers who purchase merchandise from us.

The manner in which we sell and promote merchandise and related claims and representations made in connection with these efforts is regulated by federal, state and local law, as well as the laws of the foreign countries in which we operate. We may be exposed to potential liability from claims by purchasers or from regulators and law enforcement agencies, including, but not limited to, claims for personal injury, wrongful death and damage to personal property relating to merchandise sold and misrepresentation of merchandise features and benefits. In certain instances, we have the right to seek indemnification for related liabilities from our vendors and may require such vendors to carry minimum levels of product liability and errors and omissions insurance. These vendors, however, may be unable to satisfy indemnification claims, obtain suitable coverage or maintain this coverage on acceptable terms, or insurance may provide inadequate coverage or be unavailable with respect to a particular claim. See "Business—Government regulation" for further discussion of regulations to which we are subject.

In 2000, we became subject to a consent decree issued by the Federal Trade Commission ("FTC") barring us from making certain deceptive claims for specified weight-loss products and dietary supplements. We also became subject to an expanded consent decree issued by the FTC which terminates on the later of March 4, 2029, or 20 years from the most recent date that the U.S. or the FTC files a complaint in federal court alleging any violation thereunder. Pursuant to this expanded consent decree, we are prohibited from making certain claims about specified weight-loss, dietary supplement and anti-cellulite products unless we have competent and reliable scientific evidence to substantiate such claims. Violation of this consent decree may result in the imposition of significant civil penalties for non-compliance and related redress to consumers and/or the issuance of an injunction enjoining us from engaging in prohibited activities.

Failure to comply with existing laws, rules and regulations, or to obtain and maintain required licenses and rights, could subject us to additional liabilities.

We market and provide a broad range of merchandise through television shopping programs and our websites. As a result, we are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions, including foreign jurisdictions, which are subject to change at any time, including laws regarding consumer protection, privacy, the regulation of retailers generally, the license requirements for television retailers in foreign jurisdictions, the importation, sale and promotion of merchandise and the operation of retail stores and warehouse facilities, as well as laws and regulations applicable to the internet and businesses engaged in online commerce, such as those regulating the sending of unsolicited, commercial electronic mail. Our failure to comply with these laws and regulations could result in a revocation of required licenses, fines and/or proceedings against us by governmental agencies and/or consumers, which could adversely affect our business, financial condition and results of operations. Moreover, unfavorable changes in the laws, rules and regulations applicable to us could decrease demand for merchandise offered by us, increase costs and/or subject us to additional liabilities. Finally, certain of these regulations impact the marketing efforts of our brands and business.

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

In the processing of consumer transactions, our business receives, transmits and stores a large volume of personally identifiable information and other user data. The sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by us. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. Our failure, and/or the failure by the various third party vendors and service providers with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage our reputation and the reputation of our third party vendors and service providers, discourage potential users from trying our products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, any one or all of which could adversely affect our business, financial condition and results of operations.

Our business is subject to online security risks, including security breaches and identity theft.

To succeed, we must be able to provide for secure transmission of confidential information over public networks. Any penetration of network security or other misappropriation or misuse of personal consumer information could cause interruptions in the operations of our business and subject us to increased costs, litigation and other liabilities. Security breaches could also significantly damage our reputation with consumers and third parties with whom we do business. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. We also face risks associated with security breaches affecting third parties with which we are affiliated or otherwise conduct business online.

We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

We regard our intellectual property rights, including service marks, trademarks and domain names, copyrights (including our programming and our websites), trade secrets and similar intellectual property, as critical to our success. Our business also relies heavily upon software codes, informational databases and other components that make up their products and services.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights and other intellectual property rights of third parties. In addition, litigation may be necessary to enforce our intellectual property rights, protect trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Our failure to protect our intellectual property rights, particularly our proprietary brands, in a meaningful manner or third party challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

We have operations outside of the U.S. that are subject to numerous operational and financial risks.

We have operations in countries other than the U.S. and we are subject to the following risks inherent in international operations:

•
fluctuations in currency exchange rates;

•
longer payment cycles for sales in foreign countries that may increase the uncertainty associated with recoverable accounts;

•
recessionary conditions and economic instability affecting overseas markets;

•
our ability to repatriate funds held by our foreign subsidiaries to the U.S. at favorable tax rates;

•
export and import restrictions, tariffs and other trade barriers;

•
increases in taxes and governmental royalties and fees;

•
changes in foreign and domestic laws, regulations and policies that govern operations of foreign-based companies;

•
changes to general consumer protection laws and regulations;

•
difficulties in staffing and managing international operations; and

•
political unrest that may result in disruptions of services that are critical to our international businesses.

Ongoing financial uncertainty in Europe (including concerns that certain European countries may default in payments due on their national debt) and the resulting economic instability could cause a decline in the value of the Euro and British pound compared to the United States dollar, which could have an adverse effect on our revenues. In addition, if dissolution and replacement of the Euro currency and the potential reintroduction of individual European Union currencies should occur as a result of the continued Eurozone crisis, it could have a negative impact on our results of operations and could expose us to increased foreign exchange risk. Should the European Union monetary policy measures be insufficient to restore confidence and stability to the financial markets, the recovery of the global economy, including the United States and European Union economies where we have a significant presence, could be hindered or reversed, which could have a material adverse effect on us. There could also be a number of follow-on effects from these economic developments and negative economic trends on our business, including the inability of customers to obtain credit to finance purchases of our products; customer insolvencies; decreased customer confidence to make purchasing decisions; and decreased customer demand.

Moreover, in many foreign countries, particularly in certain developing economies, it is not uncommon to engage in business practices that are prohibited by regulations applicable to us, such as the Foreign Corrupt Practices Act and similar laws. Although we have undertaken compliance efforts with respect to these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies and procedures. Any such violation, even if prohibited by our policies and procedures or the law, could have a material adverse effect. Any failure by us to effectively manage the challenges associated with the international operation of our business could have a material adverse effect.

We rely on independent shipping companies to deliver the products we sell.

We rely on third party carriers to deliver merchandise from vendors and manufacturers to us and to ship merchandise to our customers. As a result, we are subject to carrier disruptions and delays due to factors that are beyond our control, including employee strikes, inclement weather and regulation and enforcement actions by customs agencies. Any failure to deliver products to our customers in a timely and accurate manner may damage our reputation and brand and could cause us to lose customers. Enforcement actions by customs agencies can also cause the costs of imported goods to increase, negatively affecting our profits.

We are also impacted by increases in shipping rates charged by third party carriers, which over the past few years have increased significantly in comparison to historical levels. We currently expect that shipping and postal rates will continue to increase. In the case of deliveries to customers, in each market where we operate, we have negotiated agreements with one or more independent, third party shipping companies, which in certain circumstances provide for favorable shipping rates. If any of these relationships were to terminate or if a shipping company was unable to fulfill its obligations under its contract for any reason, we would have to work with other shipping companies to deliver merchandise to customers, which would most likely be at less favorable rates. Other potential adverse consequences of changing carriers include:

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reduced visibility of order status and package tracking;

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delays in order processing and product delivery; and

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reduced shipment quality, which may result in damaged products and customer dissatisfaction.

Any increase in shipping rates and related fuel and other surcharges passed on to us by our current carriers or any other shipping company would adversely impact profits, given that we may not be able to pass these increased costs directly to customers or offset them by increasing prices without a detrimental effect on customer demand.

We depend on relationships with vendors, manufacturers and other third parties, and any adverse changes in these relationships could result in a failure to meet customer expectations which could result in lost revenue.

We purchase merchandise from a wide variety of third party vendors, manufacturers and other sources pursuant to short- and long-term contracts and purchase orders. Our ability to identify and establish relationships with these parties, as well as to access quality merchandise in a timely and efficient manner on acceptable terms and cost, can be challenging. In particular, we purchase a significant amount of merchandise from vendors and manufacturers abroad, and cannot predict whether the costs for goods sourced in these markets will remain stable. We depend on the ability of vendors and manufacturers in the U.S. and abroad to produce and deliver goods that meet applicable quality standards, which is impacted by a number of factors, some of which are not within the control of these parties, such as political or financial instability, trade restrictions, tariffs, currency exchange rates and transport capacity and costs, among others.

Our failure to identify new vendors and manufacturers, maintain relationships with a significant number of existing vendors and manufacturers and/or access quality merchandise in a timely and efficient manner could cause us to miss customer delivery dates or delay scheduled promotions, which would result in the failure to meet customer expectations and could cause customers to cancel orders or cause us to be unable to source merchandise in sufficient quantities, which could result in lost revenue.

The seasonality of our business places increased strain on our operations.

Our net revenue in recent years indicates that our business is seasonal due to a higher volume of sales in the fourth calendar quarter related to year-end holiday shopping. In recent years, we have earned on average between 22% and 23% of our global revenue in each of the first three quarters of the year and 32% of our global revenue in the fourth quarter of the year. If our vendors are not able to provide popular products in sufficient amounts such that we fail to meet customer demand, it could significantly affect our revenue and our future growth. If too many customers access our websites within a short period of time due to increased holiday demand, we may experience system interruptions that make our websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during these peak periods and delivery and other third party shipping (or carrier) companies may be unable to meet the seasonal demand.

To the extent we pay for holiday merchandise in advance of the holidays (i.e., in August through November of each year), our available cash may decrease, resulting in less liquidity. We have limited availability under our revolving credit facility and may not be able to access financing to the extent our cash balance is impaired. We may be unable to maintain a level of cash sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

Failure to effectively manage our Easy-Pay and revolving credit card programs could result in less income.

We offer Easy-Pay (known as Q Pay in Germany and the United Kingdom), a payment plan that when offered by QVC, allows customers to pay for certain merchandise in two or more monthly payments. We cannot predict whether customers will pay all of their Easy-Pay installments.

In addition, we have an agreement with GE Capital Retail Bank (formerly GE Money Bank) pursuant to which GE Capital Retail Bank provides revolving credit directly to our customers for the sole purpose of purchasing merchandise from us with a QVC branded credit card ("Q Card"). We receive a portion of the net economics of the credit card program according to percentages that vary with the performance of the portfolio. We cannot predict the extent to which customers will use the Q Card, nor the extent that they will make payments on their outstanding balances.

Our success depends in large part on our ability to recruit and retain key employees capable of executing our unique business model.

We have a business model that requires us to recruit and retain key employees, including management, with the skills necessary for a unique business that demands knowledge of the general retail industry, television production, direct to consumer marketing and fulfillment and the internet. We cannot assure you that if we experience turnover of our key employees we will be able to recruit and retain acceptable replacements because the market for such employees is very competitive and limited.

Risks relating to our organizational structure

We have not voluntarily implemented various corporate governance measures, in the absence of which noteholders may have more limited protections against interested transactions, conflicts of interest and similar matters.

Federal legislation, including the Sarbanes-Oxley Act of 2002, encourages the adoption of various corporate governance measures designed to promote the integrity of corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors' independence and audit committee oversight.

As a "close corporation" under Delaware law, our shareholder, rather than a board of directors, manages our business. Our shareholder is an indirect wholly owned subsidiary of Liberty, meaning that we do not have any independent governing body. In addition, we have not adopted corporate governance measures such as the implementation of an audit committee or other independent governing body. It is possible that if we were to appoint a board of directors and include one or more independent directors and adopt some or all of these corporate governance measures, noteholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. However, because our shareholder is responsible for managing our business, subject to the limitations in the indenture for the notes and our other debt documents as described below under "Description of other indebtedness," our shareholder has the ability to make decisions regarding transactions with related parties and corporate actions that could involve conflicts of interest. In addition, our Chief Executive Officer and President, Michael A. George, was a named executive officer of Liberty for the year ended December 31, 2011, and Mr. George became a director of Liberty during 2011. Prospective investors should bear in mind our current lack of independent directors, the positions with Liberty that are held by Mr. George, and corporate governance measures in formulating their investment decisions.

The interests of our shareholder may not coincide with yours and our shareholder may make decisions with which you may disagree.

Our shareholder is an indirect wholly owned subsidiary of Liberty. As a "close corporation" under Delaware law, our shareholder, rather than a board of directors, manages our business. As a result, Liberty controls all aspects of our management, including the approval of significant corporate transactions such as a change of control. The interests of Liberty may not coincide with our interests or the interests of noteholders. Accordingly, Liberty could cause us to enter into transactions or agreements of which noteholders might not approve or make decisions with which noteholders may disagree. For example, Liberty's dependence on our cash flow for servicing Liberty's debt and for other purposes, including payments of dividends on Liberty's capital stock, stock repurchases or to fund acquisitions or other operational requirements of Liberty and its subsidiaries is likely to result in our payment of large dividends to Liberty when permitted by law, the terms of our senior secured credit facility and the indentures governing the notes and our Existing Notes, which may deplete our retained earnings or require us to borrow under our senior secured credit facility, increasing our leverage and decreasing our liquidity. We have made significant distributions to Liberty in the past. On August 9, 2012 we made a significant distribution to Liberty by incurring additional indebtedness under our senior secured credit facility to fund certain attributed cash balances in connection with the recapitalization of Liberty's common stock into shares of the corresponding series of two new tracking stocks, Liberty Interactive and Liberty Ventures. See "Use of proceeds" and "Related party transactions."

Risks relating to the exchange offer

If you do not properly tender your original notes, you will continue to hold unregistered notes and your ability to transfer those original notes may be adversely affected.

If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the prospectus distributed in connection with the private placement of the original notes. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws or if they are offered and sold under an exemption from those requirements. We do not plan to register the offer and resale of the original notes under the Securities Act, unless required to do so under the limited circumstances set forth in the registration rights agreement. A sale of the original notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities law may require the delivery of an opinion of counsel to us and the registrar or co-registrar for the original notes. In addition, the issuance of the exchange notes may adversely affect the liquidity of the trading market for untendered, or tendered but unaccepted, original notes. For further information regarding the consequences of not tendering your original notes in the exchange offer, see "The exchange offer—Consequences of failure to exchange."

We will only issue exchange notes in exchange for original notes that you timely and properly tender into the exchange offer. Therefore, you should allow sufficient time to ensure timely delivery of your original notes and other required documents to the exchange agent and you should carefully follow the instructions on how to tender your original notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of original notes. We may waive any defects or irregularities with respect to your tender of original notes, but we are not required to do so and may not do so. We are not offering guaranteed delivery procedures in connection with the exchange offer. See "The exchange offer—Procedures for tendering original notes."

Some holders who exchange their original notes may be deemed to be underwriters and hence subject to subsequent transfer restrictions.

If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the exchange notes. See "The exchange offer—Resale of exchange notes" and "Plan of distribution."

Risks relating to the notes

We have a substantial amount of indebtedness, which could adversely affect our financial position and your investment in the notes, and prevent us from fulfilling our obligations under the notes.

We have a substantial amount of indebtedness. As of September 30, 2012, we had total debt of approximately $3.4 billion, consisting of $500 million of notes offered hereby, $1,987 million under our Existing Notes, $851 million under our senior secured credit facility and $61 million of capital lease obligations. We also had an additional $1.1 billion available for borrowing under our senior secured credit facility as of that date. We may incur significant additional indebtedness in the future.

Our level of indebtedness could limit our flexibility in responding to current market conditions, adversely affect our financial position, prevent us from meeting our obligations under our debt instruments, including the notes, or otherwise restrict our business activities.

The existence of and limitations on the availability of our debt could have important consequences. The existence of debt could, among other things:

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require a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness;

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limit our ability to use cash flow or obtain additional financing for future working capital, capital expenditures or other general corporate purposes, which reduces the funds available to us for operations and any future business opportunities;

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increase our vulnerability to general economic and industry conditions; or

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expose us to the risk of increased interest rates because certain of our borrowings, including borrowings under our credit facility, are at variable interest rates.

Limitations imposed as a part of the debt, such as the availability of credit and the existence of restrictive covenants may, among other things:

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make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the notes and our other indebtedness;

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restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

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limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes on satisfactory terms or at all;

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limit our flexibility to plan for, or react to, changes in our business and industry;

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place us at a competitive disadvantage compared to our less leveraged competitors; and

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limit our ability to respond to business opportunities.

We may not be able to generate sufficient cash to service our debt obligations, including our obligations under the notes.

Our ability to make payments on our indebtedness, including the notes, will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including our senior secured credit facility, our Existing Notes and the notes.

We may need to refinance certain existing indebtedness prior to the maturity of the notes.

Our senior secured credit facility will mature on September 2, 2015. See "Description of other indebtedness—Senior secured credit facility." Our Existing Notes mature on April 15, 2017, October 1, 2019 and October 15, 2020, which dates are earlier than the maturity of the notes offered hereby. See "Description of other indebtedness." Although we expect to refinance or otherwise repay this indebtedness, we may not be able to refinance this indebtedness on commercially reasonable terms or at all. The financial terms or covenants of any new credit facility, notes or other indebtedness may not be as favorable as those under our senior secured credit facility and our Existing Notes. Our ability to complete a refinancing of our senior secured credit facility and our Existing Notes prior to their respective maturities will depend on our financial and operating performance, as well as a number of conditions beyond our control. For example, if disruptions in the financial markets were to exist at the time that we intended to refinance this indebtedness, we might be restricted in our ability to access the financial markets. If we are unable to refinance our indebtedness, our alternatives would consist of negotiating an extension of the maturities of our senior secured credit facility and our Existing Notes with the lenders and seeking or raising new equity capital. If we were unsuccessful, the lenders under our senior secured credit facility and the holders of our Existing Notes could demand repayment of the indebtedness owed to them on the relevant maturity date. As a result, our ability to pay the principal of and interest on the notes would be adversely affected.

Despite our current level of indebtedness, we may still incur substantially more indebtedness. This could exacerbate the risks associated with our existing indebtedness.

We and our subsidiaries may incur substantial additional indebtedness in the future. Our senior secured credit facility and the terms of the indentures for the notes and our Existing Notes will limit, but not prohibit, us or our subsidiaries from incurring additional indebtedness. Also, our subsidiaries could incur additional indebtedness that is structurally senior to the notes or we and our subsidiaries could incur indebtedness secured by a lien on assets that do not constitute collateral and the holders of such indebtedness will have the right to be paid first from the proceeds of such assets. If we incur any additional indebtedness that ranks equally with the notes and the guarantees, the holders of that indebtedness will be entitled to share ratably with the holders of the notes and the guarantees in any proceeds distributed in connection with our insolvency, liquidation, reorganization or dissolution. This may have the effect of reducing the amount of proceeds paid to the noteholders. In addition, noteholder rights to the collateral would be diluted by any increase in the indebtedness secured by this collateral. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The notes constitute obligations of us and our material domestic subsidiaries and will not be obligations of Liberty, its other affiliates or of our non-guarantor subsidiaries. In addition, the notes will be structurally subordinated in right of payment to all obligations of any of our current and future subsidiaries that do not guarantee the notes. If the guarantees are deemed unenforceable, the remaining assets of such guarantors may not be sufficient to make any payments on the notes.

The notes will be guaranteed by each of our material domestic subsidiaries but will not receive a guarantee or other credit support from Liberty or any of its other affiliates.

In addition, the notes will not be guaranteed by certain immaterial domestic subsidiaries or by any of our foreign subsidiaries. The notes and guarantees will therefore be structurally subordinated to all of the liabilities of our current and future subsidiaries that do not guarantee the notes. For the nine months ended September 30, 2012, our non-guarantor subsidiaries accounted for $2.0 billion, or approximately 34.5%, of our consolidated net revenue and $228 million, or approximately 18.6%, of our Adjusted OIBDA and, at

September 30, 2012, our non-guarantor subsidiaries accounted for $3.1 billion, or approximately 23.8%, of our consolidated assets of $13.1 billion. See "Description of notes—Note Guarantees" and "—Ranking."

As of September 30, 2012, our non-guarantor subsidiaries had approximately $1.4 billion of obligations (consisting predominantly of trade payables, deferred tax liabilities, certain other liabilities and no indebtedness for borrowed money), all of which would be structurally senior to the notes.

Although the guarantees provide the holders of the notes with a direct claim as a creditor against the assets of the subsidiary guarantors, the guarantees may not be enforceable as described in more detail below. If the guarantees by the subsidiary guarantors are not enforceable, the notes would be effectively subordinated to all liabilities of the subsidiary guarantors, including trade payables. As a result of being effectively subordinated to the liabilities of a subsidiary, if there was a dissolution, bankruptcy, liquidation or reorganization of such subsidiary, the holders of the notes would not receive any amounts with respect to the notes until after the payment in full of the claims of creditors of such subsidiary.

Our ability to meet our obligations under our debt, in part, depends on the earnings and cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends or advance or repay funds to us.

We conduct a significant portion of our business operations through our subsidiaries. In servicing payments to be made on the notes, we will rely, in part, on cash flows from these subsidiaries, mainly dividend payments and other distributions. The ability of these subsidiaries to make dividend payments to us will be affected by, among other factors, the performance of these subsidiaries, the obligations of these entities to their creditors, requirements of corporate and other law, and restrictions contained in agreements entered into by or relating to these entities. In addition, our foreign subsidiaries may be subject to currency controls, repatriation restrictions, withholding obligations on payments to us and other limits.

Covenants in our debt agreements will restrict our business in many ways.

Our senior secured credit facility and the indentures governing the notes and our Existing Notes contain various covenants that limit our ability and/or our restricted subsidiaries' ability to, among other things:

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incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

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pay dividends or make distributions or redeem or repurchase capital stock;

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prepay, redeem or repurchase debt;

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make loans, investments and capital expenditures;

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enter into agreements that restrict distributions from our subsidiaries;

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sell assets and capital stock of our subsidiaries;

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enter into sale and leaseback transactions;

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enter into certain transactions with affiliates;

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consolidate or merge with or into, or sell substantially all of our assets to, another person; and

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designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to important exceptions and qualifications as described under "Description of notes." In addition, our senior secured credit facility contains restrictive covenants and requires us to maintain a specified leverage ratio. Our ability to meet this leverage ratio can be affected by events beyond our control, and we may be unable to meet those tests. A breach of any of these covenants could result in a default under our senior secured credit facility, which in turn could result in a default under the indentures governing the notes and our Existing Notes. Upon the occurrence of an event of default under our senior secured credit facility, the lenders could elect to declare all amounts outstanding under our senior secured credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. Our senior secured credit facility, our Existing Notes, certain hedging obligations and certain future indebtedness will be secured by a first priority perfected lien in all shares of our capital stock. If the lenders and counterparties under our senior secured credit facility, our Existing Notes, certain hedging obligations and certain future indebtedness accelerate the repayment of obligations, we may not have sufficient assets to repay such obligations, including the notes. See "Description of other indebtedness." Our borrowings under our senior secured credit facility are, and are expected to continue to be, at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will also increase even though the amount borrowed remains the same, and our net income would decrease.

Many of the covenants in the indenture will cease to apply if such notes are rated investment grade by both Moody's and Standard & Poor's.

Many of the covenants in the indenture governing the notes will no longer apply to the notes if such notes are rated investment grade by both Moody's and Standard & Poor's at a time that no default has occurred and is continuing. These covenants will restrict, among other things, our ability to pay distributions, incur debt and to enter into certain other transactions. Termination of these covenants would allow us to engage in certain transactions that are not permitted while these covenants are in force. There can be no assurance that the notes will be rated investment grade by both Moody's and Standard & Poor's, or that the notes will maintain such ratings. Even if the notes subsequently fail to be rated investment grade, the terminated covenants would not be reinstated. See "Description of notes—Certain covenants—Fall-away event."

An adverse rating of the notes may cause their value to decline.

If a rating agency rates the notes, it may assign a rating that is lower than expected. Ratings agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings or outlook in the future, the value of the notes could significantly decline.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facility, that is not waived by the required lenders thereunder, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our senior secured credit facility and the indentures governing the notes offered hereby and our Existing Notes), we could be in default under the terms of the agreements governing such indebtedness, including our senior secured credit facility and the indentures governing the notes offered hereby and our Existing Notes. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior secured credit facility could elect to institute foreclosure proceedings against our capital stock, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may need to obtain waivers from the required lenders under our senior secured credit facility to avoid being in default. If we breach our covenants under our senior secured credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If we could not obtain a waiver, we would be in default under our senior secured credit facility, which would result in a default under the indenture, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to purchase the notes upon a change of control or an offer to repurchase the notes as required by the indenture.

Upon the occurrence of specific types of change of control events, we will be required to offer to repurchase all of the notes, as well as the Existing Notes, at a price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest and additional interest, if any, up to, but not including the date of repurchase. We may not have sufficient funds available to repurchase all of the notes tendered pursuant to any such offer and any other debt, including the Existing Notes, that would become payable upon a change of control. Any failure to purchase the notes would be a default under the indenture, which would trigger a default under our senior secured credit facility. In that event, we would need to cure or refinance our senior secured credit facility before making an offer to purchase.

Additionally, a change of control (as defined in our senior secured credit facility) would also constitute a default under our senior secured credit facility. Upon any such default, the lenders may declare any outstanding obligations under our senior secured credit facility immediately due and payable. If such debt repayment were accelerated, we may not have sufficient funds to repurchase the notes and repay the debt. There can be no assurance that we would be able to refinance our indebtedness or, if a refinancing were to occur, that the refinancing would be on terms favorable to us.

Courts interpreting change of control provisions under New York law (which will govern the indenture) have not provided clear and consistent meanings of such change of control provisions. In addition, the Delaware Court of Chancery has questioned whether a change of control provision contained in an indenture could be unenforceable on public policy grounds. Therefore, no assurances can be given as to how a court would interpret or even if a court would enforce the change of control provisions in our indenture as written for the benefit of the holders.

In addition, if a change of control occurs, we may not be able to borrow under our senior secured credit facility which could adversely affect our financial situation and our ability to conduct our business.

A court could cancel the notes or the guarantees and security interests that secure the notes under fraudulent conveyance laws or certain other circumstances.

Our issuance of the notes and the issuance of the guarantees by certain of our subsidiaries may be subject to review under federal or state fraudulent transfer or conveyance or similar laws. If we or such guarantor becomes a debtor in a case under the U.S. bankruptcy code or encounter other financial difficulty, under federal or state laws governing fraudulent transfer or conveyance, renewable transactions or preferential payments, a court in the relevant jurisdiction might avoid or cancel the guarantees and/or the liens created by the security interests. The court might do so if it found that, when the guarantor entered into its guarantee or, in some states, when payments become due thereunder, (a) it received less than reasonably equivalent value or fair consideration for such guarantee and (b) either (i) was or was rendered insolvent, (ii) was left with inadequate capital to conduct its business, (iii) believed or should have believed that it would incur debts beyond its ability to pay, or (iv) was a defendant in an action for money damages or had a judgment for money damages docketed against us or such guarantor, if, in either case, after final judgment, the judgment was unsatisfied. The court might also avoid such guarantee, without regard to the above factors, if it found that the guarantor entered into its guarantee with actual or deemed intent to hinder, delay or defraud our creditors.

Similarly, if we become a debtor in a case under the U.S. bankruptcy code or encounter other financial difficulty, a court might cancel our obligations under the notes, if it found that when we issued the notes (or in some jurisdictions, when payments become due under the notes), factors (a) and (b) above applied to us, or if it found that we issued the notes with actual intent to hinder, delay or defraud our creditors.

A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the issuance of the notes. If a court avoided such guarantee, holders of the notes would no longer have a claim against such subsidiary. In addition, the court might direct holders of the notes to repay any amounts already received from such subsidiary. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the notes from another subsidiary or from any other source. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries' other debt that could result in acceleration of such debt.

The indenture states that the maximum liability of each guarantor under its guarantee shall in no event exceed the amount that can be guaranteed by such guarantor under applicable federal and state laws relating to the insolvency of debtors (after giving effect to rights of contribution established in connection with the guarantees). This limitation may not protect the guarantees from a fraudulent transfer or conveyance attack or, if it does, the guarantees may not be in amounts sufficient, if necessary, to pay obligations under the notes when due.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retires or redeems equity securities issued by the debtor. We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors' other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

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the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

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the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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it could not pay its debts as they become due.

We cannot assure you that an active trading market for the notes will develop.

The notes constitute a new issue of securities for which there is no existing market. We cannot provide you with any assurances regarding the future development of a market for the notes, the ability of holders of the notes to sell their notes or the price at which such holders may be able to sell their notes. If such a market were to develop, the notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, our results of operations and financial condition, and the market for similar securities and the other factors discussed here under "Risk factors." The initial purchasers have advised us that they currently intend to make a market in the notes. However, the initial purchasers are not obligated to do so, and any market-making with respect to the notes may be discontinued at any time without notice. If an active market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. We cannot assure you as to the liquidity of the market for the notes or the prices at which you may be able to sell the notes. In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

The book-entry registration system of the notes may limit the exercise of rights by the beneficial owners of the notes.

Because transfers of interests in the global notes representing the notes may be effected only through book entries at the Depository Trust Company ("DTC") and its direct and indirect participants (including Clearstream and Euroclear), the liquidity of any secondary market in the notes may be reduced to the extent that some investors are unwilling to hold notes in book-entry form in the name of a DTC direct or indirect participant. The ability to pledge interests in the global notes may be limited due to the lack of a physical certificate. In addition, beneficial owners of interests in global notes may, in certain cases, experience delay in the receipt of payments of principal and interest, since the payments will generally be forwarded by the paying agent to DTC, which will then forward payment to its direct and indirect participants, which (if they are not themselves the beneficial owners) will then forward payments to the beneficial owners of the global notes. In the event of the insolvency of DTC or any of its direct and indirect participants in whose name interests in the global notes are recorded, the ability of beneficial owners to obtain timely or ultimate payment of principal and interest on global notes may be negatively affected.

A holder of beneficial interests in the global notes will not have a direct right under the notes to act upon any solicitations that we may request. Instead, holders will be permitted to act only to the extent they receive appropriate proxies to do so from DTC or, if applicable, DTC's direct or indirect participants. Similarly, if we default on our obligations under the notes, holders of beneficial interests in the global notes will be restricted to acting through DTC, or, if applicable, DTC's direct or indirect participants. We cannot assure holders that the procedures of DTC or DTC's nominees or direct or indirect participants will be adequate to allow them to exercise their rights under the notes in a timely manner.

Our ability to pay dividends or make other restricted payments to Liberty is subject to limited restrictions.

Although the notes contain limitations on Restricted Payments (as defined under "Description of notes"), those limitations are subject to a number of important exceptions and qualifications (see "Description of notes—Certain covenants—Limitations on restricted payments"). In particular, there are no restrictions on our ability to pay dividends or make other restricted payments if we are not in default on the notes and our Consolidated Leverage Ratio (as defined under "Description of notes") is no greater than 3.50 to 1.0. As a result, Liberty will in many instances be permitted to rely on our cash flow for servicing Liberty's debt and for other purposes, including payments of dividends on Liberty's capital stock or to fund acquisitions or other operational requirements of Liberty and its subsidiaries, which may deplete our retained earnings or require us to borrow under our senior secured credit facility, increasing our leverage and decreasing our liquidity. We have made significant distributions to Liberty in the past. On August 9, 2012 we made a significant distribution to Liberty by incurring additional indebtedness under our senior secured credit facility to fund certain attributed cash balances in connection with the recapitalization of Liberty's common stock into shares of the corresponding series of two new tracking stocks, Liberty Interactive and Liberty Ventures. See "Use of proceeds" and "Related party transactions."

Risks relating to the collateral

The collateral is limited to a pledge of the capital stock of QVC, and the holders of the notes will have only an unsecured claim against our assets and the guarantors' assets.

The notes will be secured on a pari passu basis by the same collateral that secures our existing secured indebtedness and certain future indebtedness (the "Collateral"). The Collateral consists solely of a first priority perfected lien and security interest in the shares of our capital stock, which is pledged by our parent to secure the obligations under the existing secured indebtedness and the notes. Although there are certain circumstances under which additional assets of QVC or our subsidiaries may be pledged to secure the notes offered hereby, there can be no assurance that this will occur. If any such assets were to become subject to a lien for the benefit of the holders of the notes, such a lien would be shared with the lenders under our senior secured credit facility, holders of certain of our hedging obligations, and the holders of the Existing Notes, as well as the holders of certain other indebtedness we may incur in the future. In addition, any such collateral may be limited to the capital stock of or equity interests in our material domestic subsidiaries (together, the "Contingent Collateral") and would be subject to a number of significant exceptions. You should not assume that collateral to secure the notes and the guarantees consisting of our assets or the assets of any of the subsidiary guarantors will ever be provided or that, if provided, it would not subsequently be released and/or avoided. See "Description of other indebtedness" and "Description of notes—Security."

Unless any such security interest is provided, holders of the notes will have only an unsecured claim against our and the guarantors' assets ranking equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

Noteholder rights to receive proceeds from the sale of collateral securing the notes will be pari passu with the claims of lenders and counterparties under our existing secured indebtedness and certain future indebtedness. There may not be sufficient collateral to pay all or any portion of the notes, our senior secured credit facility, our Existing Notes, certain of our hedging obligations and certain future indebtedness.

Noteholders will receive distributions from any foreclosure proceeds of any Collateral on a pro rata basis with the lenders under our existing secured indebtedness and certain future indebtedness. No appraisal of the value of the Collateral has been made in connection with this offering or otherwise, and the fair market value of the Collateral is subject to fluctuations based on factors that include, among others, general economic conditions and the availability of suitable buyers for the Collateral. By its nature, the Collateral may be illiquid and may have no readily ascertainable market value, and could be impaired in the future as a result of changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay our obligations under the notes, our existing secured indebtedness and certain future indebtedness. Also, we cannot assure you that the fair market value of the Collateral securing the notes, our existing secured indebtedness and certain future indebtedness would be sufficient to pay any amounts due under such obligations following their acceleration. If the proceeds of any sale of the Collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against our and the guarantors' assets and, in the context of a bankruptcy case by or against us, will mean that you may not be entitled to receive interest payments or reasonable fees, costs or charges due under the notes, and may be required to repay any such amounts already received by you. Any such unsecured claim will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

To the extent that liens securing obligations under our Existing Notes and senior secured credit facility and other liens permitted under the indenture and other rights, encumber any of the Collateral securing the notes, those parties have or may exercise rights and remedies with respect to the Collateral that could adversely affect the value of the collateral and the ability of the collateral agent, the trustee under the indenture or the holders of the notes to realize or foreclose on the Collateral.

In addition, the indenture governing the notes and the indenture governing Existing Notes and senior secured credit facility permits us, subject to compliance with certain financial tests, to issue additional secured debt, including debt secured equally and ratably by the same assets pledged for the benefit of the holders of the notes. This would reduce amounts payable to holders of the notes from the proceeds of any sale of the Collateral.

There could be circumstances in which certain guarantees are released automatically, without your consent or the consent of the trustee.

There could be circumstances, other than repayment or discharge of the notes, where certain guarantees will be released automatically, without your consent or the consent of the trustee. For example, a guarantor will be released from its guarantee in the event of dissolution of such guarantor, if such guarantor is designated as an unrestricted subsidiary or otherwise ceases to be a restricted subsidiary, in each case in accordance with the provisions of the indenture governing the notes, or upon the release or discharge of the guarantee by such guarantor of the senior secured credit facility. See "Description of notes—Note guarantees".

Holders of notes will not control decisions regarding collateral.

Although our Existing Notes, our senior secured credit facility, certain hedging obligations, the notes offered hereby and certain future indebtedness will be secured on a pari passu basis by the same collateral, holders of the notes will not be able to exercise any control over decisions regarding the Collateral. The security agreement governing the Collateral provides, among other things, that (a) the collateral agent, taking instruction from the lenders under our senior secured credit facility, controls substantially all matters related to the Collateral; and (b) the holders of such indebtedness may foreclose on or take other actions with respect to such Collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes, in each case, regardless of the amount of the obligations under our senior secured credit facility relative to the obligations under the notes.

Any future pledge of collateral might be avoidable in bankruptcy.

Any future pledge of collateral in favor of the trustee, including pursuant to security documents delivered after the date of the indenture governing the notes, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

Even at any time when the Contingent Collateral secures the notes, in the event of a bankruptcy of us or any of the guarantors, holders of the notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the notes exceed the fair market value of the Contingent Collateral securing the notes. In addition, the value of the Contingent Collateral securing the notes at such time may not be sufficient to secure post-petition interest.

In any bankruptcy proceeding with respect to us or any of the guarantors at a time that the Contingent Collateral secures the notes, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors would assert that the fair market value of the Contingent Collateral with respect to the notes on the date of the bankruptcy filing was less than the then-current principal amount of the notes. Upon a finding by the bankruptcy court that the notes were under-collateralized, the claims in the bankruptcy proceeding with respect to the notes would be bifurcated between a secured claim in an amount equal to the value of the Contingent Collateral and an unsecured claim with respect to the remainder of its claim that would not be entitled to the benefits of security in the Contingent Collateral. In addition, holders of the notes would only be entitled to post-petition interest under the U.S. Bankruptcy Code to the extent that the value of their security interest in the Contingent Collateral is greater than their pre-bankruptcy claim. Holders of the notes that have a security interest in Contingent Collateral with a value equal or less than their pre-bankruptcy claim would not be entitled to post-petition interest under the U.S. Bankruptcy Code. If any payments of post-petition interest had been made at any time prior to such a finding of under-collateralization, those payments would be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the notes. No appraisal of the fair market value of the Contingent Collateral has been prepared in connection with this offering or otherwise and, even if the Contingent Collateral should ever secure the notes, the value of the holders' interest in the Contingent Collateral may not equal or exceed the principal amount of the notes. You should not assume that the notes or the guarantees will ever be secured by a lien on any Contingent Collateral or that, if such a lien were provided, it would not be subsequently released and/or avoided. See "Description of other indebtedness" and "Description of notes—Security."

A bankruptcy court may, under certain circumstances, equitably subordinate an otherwise senior claim to claims of other creditors or even recharacterize a debt claim as equity. If this were to happen to any note, the claims of certain other creditors would be entitled to payment prior to the payment of that note. We cannot predict whether any claim for recharacterization or equitable subordination would be made or would be successful, but note that courts have in cases subjected loans made by shareholders to heightened scrutiny in considering such claims.

Even at any time when the Contingent Collateral secures the notes, in the event of a bankruptcy the ability of the holders of the notes to realize upon the Contingent Collateral will be subject to certain bankruptcy law limitations.

Bankruptcy laws could prevent the collateral agent from repossessing and disposing of, or otherwise exercising remedies in respect of, the Contingent Collateral upon the occurrence of an event of default if a bankruptcy proceeding were to be commenced by or against us or a guarantor prior to the collateral agent having repossessed and disposed of, or otherwise having exercised remedies in respect of, the Contingent Collateral. Under the U.S. bankruptcy code, a secured creditor, such as any holders of the notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the bankruptcy code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." While it is intended in general to protect the value of the secured creditor's interest in the collateral, the meaning of the term "adequate protection" may vary according to circumstances. The court may find "adequate protection" if the debtor pays cash or grants additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent could repossess or dispose of the collateral or whether or to what extent holders would be compensated for any delay in payment or loss of value of the collateral through the requirement of "adequate protection."

In addition, the collateral agent may need to evaluate the impact of potential liabilities before determining to foreclose on the Contingent Collateral. In this regard, the collateral agent may decline to foreclose on the secured property or exercise remedies available if it does not receive indemnification to its satisfaction from the holders. Finally, the collateral agent's ability to foreclose on the Contingent Collateral on behalf of the holders of the notes may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the collateral agent's lien on the Contingent Collateral.

Use of proceeds

The exchange offer is intended to satisfy our obligations under the registration rights agreement relating to the original notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive, in exchange, outstanding original notes in like principal amount. We will cancel all original notes tendered in exchange for exchange notes in the exchange offer. Interest on each exchange note will accrue interest on the same terms as the original notes and such interest will accrue (a) from the later of (i) the last interest payment date on which interest was paid on the note surrendered in exchange therefor or (ii) if the note is surrendered for exchange on a date in a period that includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (b) if no interest has been paid on such note, from the original issue date of the notes. As a result, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness or in the early payment of interest.

The net proceeds from the sale of the original notes on July 2, 2012, after deducting the initial purchasers' discount and commissions payable by us in respect of such offering, were approximately $495 million. We used the net proceeds of such offering for purposes of refinancing of indebtedness under our senior secured credit facility and for general corporate purposes.

On August 9, 2012, Liberty completed the recapitalization of its common stock into shares of the corresponding series of two new tracking stocks, Liberty Interactive and Liberty Ventures. We are now attributed to the Liberty Interactive tracking stock, which tracks the assets and liabilities of Liberty's Interactive Group (the "Interactive Group"). The Interactive Group does not represent a separate legal entity; rather it represents those businesses, assets and liabilities that are attributed to that group. Liberty attributed to its Interactive Group those businesses primarily focused on digital commerce, including the assets and businesses of QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and Celebrate Interactive Holdings, Inc., an equity interest in HSN, Inc. and approximately $500 million in cash held by Liberty and the Interactive Group subsidiaries. The Liberty Ventures tracking stock tracks all of Liberty's other businesses including its interest in equity method investments of Expedia, Inc., TripAdvisor, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. and available-for-sale securities of Time Warner, Time Warner Cable and AOL, which constitute the Ventures Group (the "Ventures Group"). To fund the cash requirements of the Ventures Group, Liberty attributed $1.35 billion in cash to the Ventures Group which was funded by the Interactive Group. Such attributed cash balance consisted of cash from Liberty's balance sheet and $1.15 billion of dividends paid by us to Liberty through our available cash on hand and $800 million in borrowings under our senior secured credit facility. As of the date of the recapitalization, we had $870 million of total outstanding borrowings under our senior secured credit facility.

The exchange offer

This section of the prospectus describes the exchange offer. While we believe that the description covers the material terms of the exchange offer, this summary may not contain all of the information that is important to you. You should carefully read this entire document for a complete understanding of the exchange offer.

Purpose of the exchange offer

The purpose of the exchange offer is to satisfy our obligations under the registration rights agreement that we entered into with the initial purchasers of the original notes. We originally issued and sold $500,000,000 principal amount of original notes in a private placement on July 2, 2012. We did not register the offer and sale of the original notes in reliance upon the exemption provided in Section 4(2) of the Securities Act and Rule 144A and Regulation S thereunder.

We are offering to exchange up to the entire $500,000,000 principal amount of original notes for a like principal amount of exchange notes.

Under the registration rights agreement, we are required, among other things, to:

•
file and cause a registration statement registering the proposed offer and exchange of any and all original notes for registered exchange notes with substantially identical terms to be declared effective under the Securities Act on or prior to March 29, 2013 (the 270th day after the issue date of the original notes); and

•
keep the exchange offer open for not less than 20 business days after the date notice thereof is mailed to holders of the original notes.

In addition, under certain circumstances, we may be required to file a shelf registration statement to cover resales of original notes. Specifically, in the event that, with respect to the notes:

•
we are not required to file the exchange offer registration statement or permitted to consummate the exchange offer because of any change in law or in currently prevailing interpretations of the Staff of the SEC;

•
an exchange offer is not consummated within the time period set forth above;

•
in certain circumstances, certain holders of unregistered exchange notes so request; or

•
in the case of any holder that participates in an exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act), then, in each case, we will, at our sole expense,

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within 30 days file a shelf registration statement covering resales of the notes;

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use all commercially reasonable efforts to cause such shelf registration statement to be declared effective within 75 days of the filing thereof;

•
keep effective such shelf registration statement until the earliest of (i) two years after the original issue date of the notes, or (ii) such time as all of the notes have been sold thereunder; and

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in the event that a shelf registration statement is filed, provide to each holder whose notes are registered under such shelf registration statement copies of the prospectus that is a part of such shelf registration statement, notify each such holder when such shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder that sells notes pursuant to a shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations).

If (1) we do not comply with the time periods set forth above in this section; or (2) the registration statement of which this prospectus forms a part, or any shelf registration statement covering resales of the notes required to be filed by the registration rights agreement, ceases to be effective at any time during which it is required to be so effective (subject to certain exceptions), then additional interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such registration default continues, provided that the rate at which such additional interest accrues may in no event exceed 1.0% per annum); provided, however, that upon the exchange of exchange notes for all notes tendered (in the case of clause (1) above) or upon the effectiveness of the required registration statement (in the case of clause (2) above), additional interest on such notes as a result of such clause, as the case may be, shall cease to accrue and the interest rate on the applicable notes will be reduced to the original interest rate borne by such notes. All accrued additional interest will be paid in arrears on each semi-annual interest date.

Participation in the exchange offer is voluntary and you should carefully consider whether to participate. We urge you to consult your financial and tax advisors in making your decision on whether to participate in the exchange offer.

Resale of Exchange Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC with respect to whether the exchange notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corp. (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), we believe the exchange notes may be offered for resale, resold and otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act provided such holder meets the following conditions:

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such holder is not a broker-dealer who purchased original notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act;

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such holder is not our "affiliate" within the meaning of Rule 405 under the Securities Act; and

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such holder acquires exchange notes in the ordinary course of business of such holder and any beneficial owner of the exchange notes and has no arrangement or understanding with any person to participate in the distribution of the exchange notes.

If you do not satisfy all of the above conditions, you cannot participate in the exchange offer. Rather, in the absence of an exemption you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the original notes. Any holder that complies with such registration and prospectus delivery requirements may incur liabilities under the Securities Act for which the holder will not be entitled to indemnification from us.

A broker-dealer that has bought original notes for its own account as part of its market-making or other trading activities must deliver a prospectus in order to resell the exchange notes it receives therefor pursuant to the exchange offer. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for such purpose, and we have agreed in the registration rights agreement to make this prospectus available to such broker-dealers for a period ending on the earlier of 180 days from the effective date of the registration statement of which this prospectus forms a part and the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. See "Plan of Distribution." Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes. The accompanying letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Consequences of failure to exchange

Original notes that are not exchanged for exchange notes in the exchange offer will remain "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, and will therefore continue to be subject to restrictions on transfer. Holders of such original notes will not be able to require us to register them under the Securities Act, except in the limited circumstances set forth in the registration rights agreement. Accordingly, following completion of the exchange offer any original notes that remain outstanding may not be offered, sold, pledged or otherwise transferred except:

(1)
to us, upon redemption thereof or otherwise,

(2)
to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A under the Securities Act,

(3)
in an offshore transaction in accordance with Regulation S under the Securities Act,

(4)
pursuant to an exemption from registration in accordance with Rule 144, if available, under the Securities Act,

(5)
in reliance on another exemption from the registration requirements of the Securities Act, or

(6)
pursuant to an effective registration statement under the Securities Act.

In all of the situations discussed above, the resale must be in compliance with the Securities Act, any applicable securities laws of any state of the United States and any applicable securities laws of any foreign country. Any resale of original notes will also be subject to certain requirements of the registrar being met, including receipt by the registrar of a certification and, in the case of (3), (4) and (5) above, an opinion of counsel reasonably acceptable to us and the registrar.

To the extent original notes are tendered and accepted in the exchange offer, the principal amount of outstanding original notes will decrease with a resulting decrease in the liquidity in the market therefor. Accordingly, the liquidity of the market of the original notes could be adversely affected following completion of the exchange offer. See "Risk Factors—Risks Related to the Exchange Offer—If you do not properly tender your original notes, you will continue to hold unregistered notes and your ability to transfer those original notes may be adversely affected."

Terms of the exchange offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, a form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, we will accept any and all original notes validly tendered (and not withdrawn) on or prior to the Expiration Date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of original notes accepted in the exchange offer. Interest on each exchange note will accrue (a) from the later of (i) the last interest payment date on which interest was paid on the note surrendered in exchange therefor or (ii) if the note is surrendered for exchange on a date in a period that includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (b) if no interest has been paid on such note, from the original issue date of the notes. All accrued interest on the original notes will become obligations under the exchange notes. Holders may tender some or all of their original notes pursuant to the exchange offer. However, original notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 principal amount in excess thereof.

The form and terms of the exchange notes are the same as the form and terms of the original notes, except that:

•
the offer and sale of the exchange notes for the original notes will have been registered under the Securities Act, and the exchange notes will not bear legends restricting their transfer pursuant to the Securities Act, and

•
except as otherwise described above, holders of the exchange notes will not be entitled to any rights under the registration rights agreement.

The exchange notes will evidence the same debt as the original notes that they replace, and will be issued under, and be entitled to the benefits of, the indenture which governs the original notes, including the payment of principal and interest.

We are sending this prospectus and the letter of transmittal to holders of the original notes through the facilities of The Depositary Trust Company, or DTC, whose nominee, Cede & Co, is the registered holder of the original notes. The original notes are represented by permanent global notes in fully registered form, without coupons, which have been deposited with the trustee for the notes, as custodian for DTC. Ownership of beneficial interests in each global note is limited to persons who have accounts with DTC, or DTC participants, or persons who hold interests through DTC participants. The term "holder," as used in this prospectus, means those DTC participants in whose name interests in the global notes are credited on the books of DTC, and those persons who hold interests through such DTC participants. The term "original notes," as used in this prospectus, means such interests in the global notes. Like the original notes, the exchange notes will be deposited with the trustee for the notes as custodian for DTC, and registered in the name of Cede & Co., as nominee of DTC.

Holders of the original notes do not have any appraisal or dissenter's rights under Delaware law or the indenture governing the notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the requirements of the Exchange Act and the SEC's rules and regulations thereunder.

We will be deemed to have accepted validly tendered original notes when, as and if we have given written notice thereof to the exchange agent, which is U.S. Bank National Association. The exchange agent will act as agent for the tendering holders of the original notes for the purposes of receiving the exchange notes. The exchange notes delivered in the exchange offer will be issued promptly after the Expiration Date.

If any tendered original notes are not accepted for exchange because they do not comply with the procedures set forth in this prospectus and the accompanying letter of transmittal, our withdrawal of the exchange offer, the occurrence of certain other events set forth herein or otherwise, such unaccepted original notes will be returned, without expense, to the tendering holder promptly after the Expiration Date or our withdrawal of the exchange offer. Any acceptance, waiver of default or a rejection of a tender of original notes shall be at our discretion and shall be conclusive, final and binding.

Holders who tender original notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the original notes in the exchange offer. We will pay all charges and expenses, other than certain taxes, in connection with the exchange offer. See "—Fees and Expenses."

We are not making the exchange offer to, nor will we accept surrenders for exchange from, holders of original notes in any jurisdiction in which this exchange offer or its acceptance would not comply with applicable state securities laws or applicable laws of a foreign jurisdiction.

Expiration date; extensions; amendments

The term "Expiration Date" with respect to the exchange offer means 5:00 p.m., New York City time, on February 7, 2013 unless we, in our sole discretion, extend the exchange offer, in which case the term "Expiration Date" shall mean the latest date and time to which the exchange offer is extended.

If we extend the exchange offer, we will notify the exchange agent of any extension by written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, no later than on the next business day after the previously scheduled Expiration Date.

We reserve the right, in our sole discretion,

•
to extend the exchange offer,

•
if any of the conditions set forth below under "—Conditions to the Exchange Offer" have not been satisfied, to terminate the exchange offer or waive any conditions that have not been satisfied, or

•
to amend the terms of the exchange offer in any manner.

We may effect any such extension, waiver, termination or amendment by giving written notice thereof to the exchange agent.

Except as specified in the second paragraph under this heading, we will make a public announcement of any such extension, termination, amendment or waiver as promptly as practicable. If we amend or waive any condition of the exchange offer in a manner determined by us to constitute a material change to the exchange offer, we will promptly disclose such amendment or waiver in a prospectus supplement that will be distributed to the holders of the original notes. The exchange offer will then be extended for a period of five to ten business days, as required by law, depending upon the significance of the amendment or waiver and the manner of disclosure to the registered holders.

We will make a timely release of a public announcement of any extension, termination, amendment or waiver to the exchange offer to an appropriate news agency.

Procedures for tendering original notes

Tenders of Original Notes; Book-Entry Delivery Procedure.    All of the original notes are held in book-entry form, and tenders may only be made through DTC's Book-Entry Transfer Facility.

In connection with the commencement of the exchange offer, the exchange agent will establish an account with respect to the original notes at DTC for purposes of the exchange offer, and any financial institution that is a participant in DTC that wishes to participate in the exchange offer may make book-entry delivery of the original notes by causing DTC to transfer such original notes into the exchange agent's account in accordance with DTC's procedures for such transfer. The confirmation of a book-entry transfer into the exchange agent's account at DTC is referred to as a "Book-Entry Confirmation." In addition, DTC participants on or before the Expiration Date must either

•
properly complete and duly execute the letter of transmittal (or a facsimile thereof), and any other documents required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or such facsimile, with any required signature guarantees, to the exchange agent at one or more of its addresses below, or

•
transmit their acceptance through DTC's Automated Tender Offer Program, or ATOP, for which the exchange offer is eligible, and DTC will then edit and verify the acceptance and send an Agent's Message to the exchange agent for its acceptance.

The term "Agent's Message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the original notes that such participant has received the letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Although delivery of original notes is to be effected through book-entry at DTC, the letter of transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one or more of its addresses set forth below on or prior to the Expiration Date. Delivery of the letter of transmittal or other required documents to DTC does not constitute delivery to the exchange agent.

The tender by a holder of original notes pursuant to the procedures set forth above will constitute the tendering holder's acceptance of all of the terms and conditions of the exchange offer. Our acceptance for exchange of original notes tendered pursuant to the procedures described above will constitute a binding agreement between such tendering holder and us in accordance with the terms and subject to the conditions of the exchange offer. Only holders are authorized to tender their original notes.

The method of delivery of original notes and letters of transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance or Agent's Message transmitted through ATOP, is at the election and risk of the persons tendering original notes and delivering letters of transmittal. If you use ATOP, you must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on or prior to the Expiration Date. Tender and delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is suggested that the holder use properly insured, registered mail, postage prepaid, with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the exchange agent prior to such date.

Except as provided below, unless the original notes being tendered are delivered to the exchange agent on or prior to the Expiration Date (accompanied by a completed and duly executed letter of transmittal or a properly transmitted Agent's Message), we may, at our option, reject the tender of such original notes. The exchange of exchange notes for original notes will be made only against the tendered original notes, which must be deposited with the exchange agent prior to or on the Expiration Date, and receipt by the exchange agent of all other required documents prior to or on the Expiration Date.

Tender of Original Notes Held Through a Nominee.    If you beneficially own original notes through a bank, depository, broker, trust company or other nominee and wish to tender your original notes, you must instruct such holder to cause your original notes to be tendered on your behalf. A letter of instruction from your bank, depository, broker, trust company or other nominee may be included in the materials provided along with this prospectus, which the beneficial owner may use to instruct its nominee to effect the tender of the original notes of the beneficial owner.

Signature Guarantees.    Signatures on all letters of transmittal must be guaranteed by a recognized member of the Medallion Signature Guarantee Program or by any other "eligible guarantor institution," as that term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an "Eligible Institution"), unless the original notes tendered thereby are tendered (1) by a participant in DTC whose name appears on a DTC security position listing as the owner of such original notes who has not completed either the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or (2) for the account of an Eligible Institution. See Instructions 1 and 4 of the letter of transmittal. If the original notes are in the name of a person other than the signer of the letter of transmittal or if original notes not accepted for exchange or not tendered are to be returned to a person other than the holder of such original notes, then the signatures on the letter of transmittal accompanying the tendered original notes must be guaranteed by an Eligible Institution as described above. See Instructions 1 and 4 of the letter of transmittal.

No Guaranteed Delivery Procedures.    No guaranteed delivery procedures are being made available in connection with the exchange offer. Therefore, to participate in the exchange offer your original notes must be transferred into the exchange agent's account at DTC, and the exchange agent must receive a properly completed and duly executed letter of transmittal (and any other required documents) or an Agent's Message transmitted through ATOP, in each case on or prior to the Expiration Date.

Your Representations to Us.    By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•
you are acquiring exchange notes in the ordinary course of business of you and any beneficial owner of the exchange notes;

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you are not engaged in, and you do not intend to engage in, and you have no arrangement or understanding with any person or entity to participate in a distribution of the exchange notes;

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you are transferring good and marketable title to the original notes free and clear of all liens, security interests, encumbrances, or rights or interests of others except your own;

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if you are a broker-dealer that will receive exchange notes for your own account in exchange for original notes that were acquired by you as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of your exchange notes; and

•
you are not our "affiliate" as defined in Rule 405 of the Securities Act. If you are a broker-dealer, you may not participate in the exchange offer as to any original notes you purchased directly from us.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered original notes will be determined by us, which determination will be conclusive, final and binding. Alternative, conditional or contingent tenders of original notes will not be considered valid and may be rejected by us. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which, in the opinion of our counsel, would be unlawful.

We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. The interpretation of the terms and conditions of our exchange offer (including the instructions in the letter of transmittal) by us will be conclusive, final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine.

Although we intend to notify holders of defects or irregularities with respect to tenders of original notes through the exchange agent, neither we, the exchange agent nor any other person is under any duty to give such notice, nor shall they incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

Any original notes tendered into the exchange agent's account at DTC that are not validly tendered and as to which the defects or irregularities have not been cured or waived within the timeframes established by us in our sole discretion, if any, or if original notes are submitted in a principal amount greater than the principal amount of original notes being tendered by such tendering holder, such unaccepted or non-exchanged original notes will be credited back to the account maintained by the applicable DTC participant with such book-entry transfer facility.

Withdrawal of tenders

Tenders of original notes in the exchange offer may be withdrawn at any time on or prior to the Expiration Date.

To be effective, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn original notes and must otherwise comply with DTC's procedures.

If the original notes to be withdrawn have been identified to the exchange agent, a signed notice of withdrawal meeting the requirements discussed above is effective immediately upon the exchange agent's receipt of written or facsimile notice of withdrawal even if physical release is not yet effected. A withdrawal of original notes can only be accomplished in accordance with these procedures. Any failure to follow these procedures will not result in any original notes being withdrawn. The company and the exchange agent may reject any withdrawal request not in accordance with these procedures.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, which determination shall be final and binding on all parties. No withdrawal of original notes will be deemed to have been properly made until all defects or irregularities have been cured or expressly waived. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or revocation, nor shall we or they incur any liability for failure to give any such notification. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the original notes so withdrawn are retendered on or prior to the Expiration Date. Properly withdrawn original notes may be retendered by following the procedures described above under "—Procedures for tendering original notes" at any time on or prior to the Expiration Date.

Any original notes which have been tendered but which are not accepted for exchange due to the rejection of the tender due to uncured defects or the prior termination of the exchange offer, or which have been validly withdrawn, will be returned to the holder thereof unless otherwise provided in the letter of transmittal, promptly following the Expiration Date or, if so requested in the notice of withdrawal, promptly after receipt by us of notice of withdrawal without cost to such holder.

Conditions to the exchange offer

The exchange offer will not be subject to any conditions, other than:

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that the exchange offer, or the making of any exchange by a holder of original notes, does not violate applicable law or any applicable interpretation of the staff of the SEC;

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that applicable interpretations of the staff of the SEC regarding exchange offers of the type contemplated by this prospectus shall not have been changed, such that the exchange notes would not be generally free of the transfer restrictions of the Securities Act following consummation of the exchange offer;

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the due tendering of original notes and the delivery to the exchange agent of the letter of transmittal or an Agent's Message (and all other required documents) in accordance with the exchange offer; and

•
that each holder of the original notes exchanged in the exchange offer shall have made the representations set forth above in "—Your Representations to Us" and such other representations as may be reasonably necessary under applicable SEC rules, regulations or Staff interpretations to render the use of Form S-4 or other appropriate form under the Securities Act available.

If we determine in our reasonable discretion that any of the conditions to the exchange offer are not satisfied, we may:

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refuse to accept any original notes and return all tendered original notes to the tendering holders,

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terminate the exchange offer,

•
extend the exchange offer and retain all original notes tendered prior to the Expiration Date, subject, however, to the rights of holders to withdraw such original notes, or

•
waive such unsatisfied conditions with respect to the exchange offer and accept all validly tendered original notes which have not been withdrawn.

If our waiver of an unsatisfied condition constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders of the original notes, and will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such five to ten business day period.

Exchange agent

U.S. Bank National Association, the trustee under the indenture governing the notes, has been appointed as exchange agent for the exchange offer. The exchange agent will not be (i) liable for any act or omission unless such act constitutes its own gross negligence or bad faith and in no event will the exchange agent be liable to a security holder, QVC, Inc., or any third party for special, indirect or consequential damages, or lost profits, arising in connection with the exchange offer or its duties and responsibilities related to the exchange offer; (ii) obligated to take any legal action with respect to the exchange offer which might in its judgment involve any expense or liability, unless it will be furnished with indemnity satisfactory to it; and (iii) liable or responsible for any statement contained in this prospectus.

We will indemnify the exchange agent with respect to certain matters relating to the exchange offer.

You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for other documents to the exchange agent as follows:

Delivery by Mail:
U.S. Bank National Association
60 Livingston Avenue - EP - MN - WS2N
St. Paul, MN 55107-2292
Attention: Specialized Finance

Courier or Overnight Delivery:
U.S. Bank National Association
111 Fillmore Avenue
St. Paul, MN 55107-1402
Attention: Specialized Finance

To Confirm by Telephone or for Information:
(651) 466-7150

Facsimile Transmissions:
(651) 466-7372

Fees and expenses

We will bear the expenses of soliciting tenders.    The principal solicitation is being made by mail by the exchange agent; however, additional solicitation may be made by telecopy, telephone or in person by our or our affiliates' officers and regular employees.

No dealer-manager has been retained in connection with the exchange offer and no payments will be made to brokers, dealers or others soliciting acceptance of the exchange offer. However,

reasonable and customary fees will be paid to the exchange agent for its services and it will be reimbursed for its reasonable out-of-pocket expenses.

Our out-of-pocket expenses for the exchange offer will include fees and expenses of the exchange agent and the trustee under the indenture governing the notes, accounting and legal fees and printing costs, among others.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchange of the original notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the original notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the tendering holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting treatment for the exchange offer

The exchange notes will be recorded at the carrying value of the original notes and no gain or loss for accounting purposes will be recognized. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Business

Overview

We believe we are the global leader in television retailing and a leading multimedia retailer, with operations based in the U.S., Japan, Germany, the United Kingdom, and Italy. Our name, QVC, stands for "Quality, Value and Convenience," which is what we strive to deliver to our customers. We market and sell a wide variety of consumer products primarily through live shopping programs distributed to approximately 210 million worldwide households each day and via our websites, including QVC.com. Our operating strategy is to create a premier multimedia lifestyle brand and shopping destination for our customers and to further penetrate our core customer base to drive revenue and profitability. For the twelve months ended September 30, 2012, approximately 91% of our domestic net revenue was from repeat and reactivated customers (i.e., customers who made a purchase from us during the prior twelve months and customers who previously made a purchase from us but not during the prior twelve months, respectively). In the same period, we attracted approximately 1.9 million new U.S. customers. Our global e-commerce operation comprised $2.8 billion, or 33%, of our consolidated net revenue for the twelve months ended September 30, 2012. For the year ended December 31, 2011, on a consolidated basis, we generated $8.3 billion of net revenue, $0.8 billion of net cash provided by operating activities and $1.7 billion of Adjusted OIBDA (as defined in "Special note regarding non-GAAP financial measures"). As of July 4, 2012, we have a 49% interest in a TV shopping joint venture in China, which is accounted for as an equity investment. The joint venture's assets and related operating statistics are not included in our assets and related operating statistics as reported in this prospectus unless otherwise stated.

We market our products in an engaging, entertaining format primarily through live television programs and interactive features on our websites. In the U.S., we distribute our programming live 24 hours per day, 364 days per year and present on average almost 1,000 products every week. Internationally, we distribute live programming 17 to 24 hours per day, depending on the market. We classify our products into four groups: home (including electronics), accessories (including beauty products), apparel and jewelry. It is our product sourcing team's mission to research and locate compelling and differentiated products from manufacturers who have sufficient scale to meet anticipated demand. We offer many QVC-exclusive products, as well as popular brand name and lesser known products available from other retailers. Many of our products are endorsed by celebrities, designers and other well-known personalities who often join our presenters to personally promote their products and provide lead-in publicity on their own television shows. We believe that our ability to demonstrate product features and present "faces and places" differentiates and defines the QVC shopping experience. We closely monitor customer demand and our product mix to remain well-positioned and relevant in popular and growing retail segments, which we believe is a significant competitive advantage relative to competitors who operate bricks-and-mortar stores.

As of December 31, 2011, over 79 million people worldwide have shopped with us, and we have shipped over 1.4 billion packages in the U.S. alone. We operate eight distribution centers and eight call centers worldwide and are able to ship approximately 89% of our orders within 48 hours. In 2011, our work force of more than 17,000 employees handled approximately 174 million customer calls, shipped approximately 164 million units globally to 42 different countries, and served approximately 11.5 million customers. We believe our long-term relationships with major U.S. television distributors, including cable operators (e.g., Comcast and Time Warner Cable), satellite television providers (e.g., DISH Network and DIRECTV), and telecommunications companies (e.g., Verizon and AT&T), provide us with broad distribution, favorable channel positioning and significant competitive advantages. We believe that our significant market share, brand awareness, outstanding customer service, repeat customer base, international reach and scalable infrastructure distinguish us from our competitors.

History

QVC was founded on June 13, 1986 by Joseph Segel. Our first U.S. live broadcast took place at 7:30 PM ET on November 24 of that year, reaching 7.6 million TV homes. Initially broadcast live from 7:30 PM ET until midnight each weekday and all day Saturdays and Sundays, the channel extended its live U.S. programming to 24 hours per day in January 1987.

On February 2, 1995, Comcast purchased a majority shareholding in QVC, Inc., taking control of the Company. In July 2003, Comcast sold its majority share to Liberty.

Please see "—QVC.com" and "—International operations" below for information on the development of our e-commerce platform and international business.

QVC-U.S.

Our live televised shopping programs are distributed nationally, 24 hours a day, 364 days a year, to approximately 97% of television households, defined as households subscribing to services offered by television distributors. QVC-U.S. programming is also available on QVC.com, our domestic website and via streaming video. QVC-U.S., including QVC.com, contributed $5.5 billion, or 65.5%, of consolidated net revenue for the twelve months ended September 30, 2012.

We have established QVC-U.S. as the televised shopping leader after building a track record of outstanding quality and customer service, establishing favorable channel positioning and generating repeat business from our core customer base. We estimate our share of the U.S. televised shopping revenue in 2011, among QVC-U.S. and its two primary competitors HSN and ShopNBC to be over 66%, with HSN and ShopNBC representing approximately 27% and 7%, respectively. We believe QVC-U.S. also compares favorably in terms of sales to general, non-television based retailers due to our extensive customer reach and efficient cost structure.

QVC.com

QVC.com, launched in 1996, complements our televised shopping programs by allowing consumers to purchase a wide assortment of goods offered on our televised programs, as well as other products that are available only on QVC.com. We view e-commerce as a natural extension of our business, allowing us to stream live video and offer on-demand video segments of items recently presented live on our televised programs. QVC.com allows shoppers to browse, research, compare and perform targeted searches for products, control the order-entry process and conveniently access their QVC account. For the year ended December 31, 2011, QVC.com generated net revenue of approximately $2.0 billion, or approximately 36.8% of our total domestic net revenue. For the year ended December 31, 2011, 64% of new U.S. customers made their first purchase through QVC.com, with multi-platform customers (defined as customers who purchase both over the phone and online) spending over twice as much as phone-only customers over that time.

The table below illustrates QVC.com's growth since 2009:

	Fiscal year ended December 31,
				Twelve months ended September 30, 2012
(dollars in millions)	2009	2010	2011

QVC.com net revenue	$1,444	$1,728	$1,993	$2,170
Total domestic net revenue	$4,987	$5,241	$5,412	$5,549
QVC.com % of total domestic net revenue	29.0%	33.0%	36.8%	39.1%

International operations

Our televised shopping programs reach more than 110 million television households outside of the U.S., primarily in Japan, Germany, the United Kingdom and Italy. The programming created for each of these markets is also available via streaming video on our international websites located in each market. Our international businesses each employ product sourcing teams who select products tailored to the interests of each local market. For the twelve months ended September 30, 2012, our international operations generated $2.9 billion of consolidated net revenue and $540 million of Adjusted OIBDA, and our international websites generated approximately $666 million, or approximately 22.8%, of our total international net revenue.

QVC-Japan.    We own 60% of QVC-Japan through a joint venture with Mitsui & Co., LTD. QVC-Japan launched in April 2001 and generated positive Adjusted OIBDA in its third year of operation. QVC-Japan broadcasts 24 hours of live programming each day and reaches approximately 26 million total households. For the twelve months ended September 30, 2012, QVC-Japan produced $1,244 million in net revenue, which was 14.7% of our consolidated net revenue.

QVC-Germany.    QVC-Germany went on air in December 1996 and generated positive Adjusted OIBDA in its seventh year of operation. QVC-Germany broadcasts 24 hours of live programming each day and reaches approximately 40 million total households which are located in both Germany and Austria. For the twelve months ended September 30, 2012, QVC-Germany produced $979 million in net revenue, which was 11.6% of our consolidated net revenue.

QVC-United Kingdom.    QVC-U.K. went on air in October 1993 and generated positive Adjusted OIBDA in its fifth year of operation. QVC-U.K. broadcasts 17 hours of live programming each day and reaches approximately 24 million total households which are located in both the United Kingdom and the Republic of Ireland. For the twelve months ended September 30, 2012, QVC-U.K. produced $632 million in net revenue, which was 7.5% of our consolidated net revenue.

QVC-Italy.    QVC-Italy went on air in October 2010 and is currently in its second year of operation. QVC's shopping network in Italy reaches approximately 20 million households and is broadcast live 17 hours a day on satellite and public television and an additional 7 hours a day of taped general interest programming on satellite television. For the twelve months ended September 30, 2012, QVC-Italy produced $69 million in net revenue, which was 0.8% of our consolidated net revenue.

China Joint Venture.    On July 4, 2012, we entered into a joint venture with Beijing-based China Broadcasting Corporation, a limited liability company owned by China National Radio ("CNR"), China's government-owned radio division. The joint venture, CNR Home Shopping Co., Ltd. ("CNRS"), is owned 49% by QVC and 51% by CNR, through subsidiaries of each company. CNRS operates a retailing business in China through a shopping television channel with an associated website. This joint venture is expected to combine CNRS's existing knowledge of the digital shopping market and consumers in China with QVC's global experience and know-how in multimedia retailing.

Operating Segments

We have identified five reportable operating segments, which correspond to the geographic areas in which we have operations. As such, our five reportable segments are QVC-U.S., QVC-Japan, QVC-Germany, QVC-U.K. and QVC-Italy. For financial information about our operating segments and corresponding geographic areas, please refer to Note 10 to our unaudited interim consolidated financial statements and Note 17 to our audited consolidated financial statements, as well as to management's discussion and analysis of financial condition and results of operations for September 30, 2012 and for December 31, 2011, each of which are included elsewhere in this prospectus.

Merchandise

We believe that our ability to combine product and programming helps us create competitive advantages over traditional bricks-and-mortar and internet retailers. We seek to offer our customers an assortment of compelling, high-quality products. In the U.S., we present on average almost 1,000 products every week on our live televised programming, approximately 23% of which have not been presented previously to our television audience. We offer customers high-quality and brand name products marketed in a creative, informative, entertaining and engaging style. We provide a differentiated shopping experience by offering customers the opportunity to experience not only the product being sold, but the people and places behind that product, thereby enhancing their overall shopping experience.

Our merchandise mix is similar to that of a high-quality department store, featuring the best in: (i) home (including electronics), (ii) accessories (including beauty products), (iii) apparel and (iv) jewelry, which, in 2011, accounted for approximately 45%, 26%, 15% and 14%, respectively, of our consolidated gross revenue. For the year ended December 31, 2010, such percentages were 44%, 26%, 15% and 15%, respectively. For the year ended December 31, 2009, such percentages were 44%, 24%, 14% and 18%, respectively. Many of our brands are exclusive, while others are created by well-known designers.

A key difference between us and traditional bricks-and-mortar retailers is that we are able to quickly adapt what merchandise we present as a direct response to what is selling and what is not. We utilize a test and re-order model to determine initial customer demand. Through constant monitoring, we manage our product offerings to maximize net revenue and fulfill current demand in large growth segments where we can gain a greater share of our customers' purchases. Our merchandising team is dedicated to consistently researching, pursuing and launching new products and brand opportunities. With a management mandate to deliver hard-to-find value, this product search group constantly pursues securing quality goods from manufacturers with enough scale to offer sufficient supply to our existing and future customers. We maintain strong relationships with our vendors, many of which find our marketing distribution channel attractive due to the showcasing and story-telling elements of our programming, the velocity of our sales and our pricing model integrity. This efficient sales/marketing strategy is mirrored on our websites.

We purchase, or obtain on consignment, products from domestic and foreign manufacturers and wholesalers, often on favorable terms based upon the volume of the transactions. We have attracted some of the world's most respected consumer brands as well as celebrities, entrepreneurs and designers to promote these brands. Brand leaders such as Dooney & Bourke, philosophy, Dell, Panasonic, Judith Ripka and Bare Escentuals reach a broad audience while product representatives share the stories behind these brands. We have agreements with celebrities, entrepreneurs and designers such as Joan Rivers, Rachael Ray, Nicole Richie, Jennifer Hudson and Isaac Mizrahi, enabling us to provide entertaining and engaging programming that develops a lifestyle bond with our customers. These celebrity personalities and product representatives often provide pre-appearance publicity for their QVC products on other television shows, enhancing demand during their QVC appearances. We cross-promote between our e-commerce and mobile platform and our television programming to promote the use of each platform as a standalone entity. Our e-commerce efforts are focused on creating a community of online shoppers by translating our televised themes, personalities and shopping experience for each platform.

We do not depend on any single supplier or designer for a significant portion of our inventory purchases.

Distribution

We distribute our television programs, via satellite or optical fiber, to television distributors for retransmission to subscribers in the U.S, Japan, Germany, the United Kingdom, Italy and neighboring countries that receive our programming signals. In the U.S., we uplink our analog and digital programming transmissions using a third-party service. Both transmissions are uplinked to protected, non-preemptible transponders on U.S. satellites. "Protected" status means that, in the event of a transponder failure, our signal will be transferred to a spare transponder or, if none is available, to a preemptible transponder located on the same satellite or, in certain cases, to a transponder on another satellite owned by the same service provider if one is available at the time of the failure. "Non-preemptible" status means that, in the event of a transponder failure, our transponders cannot be preempted in favor of a user of a failed transponder, even another user with "protected status." Our international business units each obtain uplinking services from third parties and transmit their programming to non-preemptible transponders on four international satellites. Our transponder service agreement for our U.S. transponders expires at the end of the lives of the satellites, which are currently estimated to be in 2019. Our transponder service agreements for our international transponders expire in 2013 through 2022.

We continually seek to expand and enhance our television and e-commerce platforms, as well as to further our international operations and multimedia capabilities. We launched QVCHD in the U.S. in April 2008, and in May 2009, we became the first U.S. multimedia retailer to offer a native HD service. QVCHD is a high-definition simulcast of our U.S. telecast utilizing the full 16x9 screen ratio, while keeping the side panel for additional information. High-definition, or HD, programming allows us to utilize a typically wider television screen with crisper and more colorful images to present a larger "storefront," which we believe captures the attention of channel "surfers" and engages our customers. In the U.S., QVCHD reaches approximately 44 million television households, as we continue to develop and launch features to further enrich the television viewing experience.

Affiliation agreements

We enter into long-term affiliation agreements with certain of our television distributors who downlink our programming and distribute the programming to their customers. In the U.S., our programming is distributed to approximately 100 million television households, or approximately 97% of all television households as of December 31, 2011, defined as households subscribing to television services offered by cable operators (e.g., Comcast and Time Warner Cable), satellite television providers (e.g., DISH Network and DIRECTV) and telecommunications companies (e.g., Verizon and AT&T). Our affiliation agreements with both domestic and international distributors have termination dates ranging from 2012 to 2019. Our ability to continue to sell products to our customers is dependent on our ability to maintain and renew these affiliation agreements in the future. Although typically we are successful in obtaining and renewing these agreements, we do not have distribution agreements with some of the distributors that carry our programming. In total, we are currently providing programming without affiliation agreements to distributors representing 7% of our U.S. distribution, and short-term, rolling 90 day letters of extension, to distributors who represent approximately 35% of our U.S. distribution. Some of our international programming may continue to be carried by distributors after the expiration dates on our affiliation agreements with them have passed.

In return for carrying our signals, each programming distributor in the U.S. receives an allocated portion, based upon market share, of up to 5% of the net sales of merchandise sold via the television programs and from certain internet sales to customers located in the programming distributor's service areas. In Japan, Germany, the United Kingdom and Italy, programming distributors receive an agreed-upon annual fee, a monthly fee per subscriber regardless of the net sales or a variable percentage of net sales.

In addition to sales-based commissions or per-subscriber fees, we also make payments to distributors in the U.S. for carriage and to secure positioning within a broadcast area or within the general entertainment area on the distributor's channel line-up. We believe that a portion of our sales are attributable to purchases resulting from channel "surfing" and that a channel position near broadcast networks and more popular cable networks increases the likelihood of such purchases. As technology evolves, we will continue to monitor optimal channel placement and attempt to negotiate agreements with our distributors to maximize the viewership of our television programming.

Demographics of customers

We enjoy a very loyal customer base, as demonstrated by the fact that for the twelve months ended December 31, 2011, 85% of our domestic net revenue came from repeat customers (i.e., customers who made a purchase from us during the prior twelve months), who spent an average of $1,276 each during this period. An additional 6% of net revenue in that period came from reactivated customers, i.e., customers who previously made a purchase from us, but not during the prior twelve months. We believe this customer loyalty diminishes pressure on us to pursue expensive marketing programs, especially during periods of slower economic activity, which helps control overall marketing expenses.

We believe our core customer base represents an attractive demographic target market. Based on internal customer data, approximately 65% of our 7.3 million domestic customers for twelve months ended December 31, 2011 were women between the ages of 35 and 64.

Order taking and fulfillment

We strive to be prompt and efficient in order taking and fulfillment. We have three domestic phone centers located in San Antonio, Texas; Port St. Lucie, Florida; and Chesapeake, Virginia that can direct calls from one call center to another as volume mandates. This ability to transfer calls reduces a caller's hold time, helping to ensure that orders will not be lost as a result of abandoned or unanswered calls. We also have one phone center in each of Japan, the United Kingdom and Italy and two call centers in Germany. Many markets also utilize home agents, allowing staffing flexibility for peak hours. In addition, we utilize computerized voice response units, which handle approximately 34% of all orders taken on a worldwide basis.

In addition to taking orders from our customers through phone centers and online, we continue to expand our ordering platforms. For example, our United Kingdom customers can order products directly through a television remote control "buy button." Customers in Japan placed approximately 10% of all orders directly through their mobile phones. We are also expanding mobile phone ordering capabilities and have launched five iPhone applications, an iPad application, Android and Blackberry applications, a WAP (wireless application protocol) mobile website and a robust SMS program. Efforts in the U.S. also include interactive television with a Google TV application. On a global basis, customers placed approximately 6% of all orders directly through their mobile devices in 2011.

Through our eight worldwide distribution centers, we shipped approximately 89% of our orders within 48 hours in the year ended December 31, 2011. Our domestic distribution centers are located in Suffolk, Virginia; Lancaster, Pennsylvania; West Chester, Pennsylvania; Rocky Mount, North Carolina; and Florence, South Carolina. Our U.S. distribution centers have shipped over 600,000 units in a single day. We also have distribution centers in Hücklehoven, Germany (which supports QVC-Germany and QVC-Italy); Sakura-shi, Chiba, Japan; and Knowsley, United Kingdom. Our worldwide warehouse space is approximately 6.8 million square feet—the size of about 118 U.S. football fields. In 2011, we shipped 164 million units worldwide. Since our inception, we have shipped more than 1.4 billion packages in the U.S. alone.

We have built a scalable operating infrastructure focused on sustaining efficient, flexible and cost-effective sale and distribution of our products. Since our physical store locations are minimal, we require lower inventory levels and capital expenditures compared to traditional bricks-and-mortar retailers. In recent years, we have made significant investments in our distribution centers and information technology systems that we believe will accommodate our foreseeable growth needs. Further, since we have no set "floor plan" and can closely manage inventory levels at our centralized warehouses, we believe we have the flexibility to analyze and react quickly to changing trends and demand by shifting programming time and product mix. Our cost structure is highly variable, which we believe allows us to consistently achieve attractive margins relative to bricks-and-mortar retailers.

Our web and mobile platforms are fully integrated with our televised programming and product distribution capabilities. Our web and mobile platform features include a live video stream of our television programming, full integration with our order fulfillment, product branding, as well as the thematic offerings and events that have become fundamental to our televised programming.

Third party carriers transport our packages from our distribution centers to our customers. In each market where we operate, we have negotiated with one or more independent, third party shipping companies pursuant to long-term contracts, which in certain circumstances provide for favorable shipping rates.

Competition

We operate in a rapidly evolving and highly competitive retail business environment. Based on domestic net revenue for the twelve months ended December 31, 2011, we are the leading television retailer in the U.S. and generate substantially more net revenue than our closest two competitors, HSN (an entity in which Liberty maintained a 36% ownership interest as of September 30, 2012) and ShopNBC, representing over 66% of the net revenue generated by us and these two competitors. However, we have numerous and varied competitors at the national and local levels, ranging from large department stores to specialty shops, electronic retailers, direct marketing retailers, wholesale clubs, discount retailers, other television shopping retailers such as HSN and ShopNBC, infomercial retailers, internet retailers, and mail-order and catalog companies. Our international operations face similar competition in their respective markets, such as HSE 24 in Germany, Shop Channel in Japan and Ideal World in the United Kingdom.

We also compete for access to customers and audience share with other providers of televised, on-line and hard copy entertainment and content. The price and availability of other programming may unfavorably affect the placement of our programming in the channel line-ups of our distributors, and may affect our ability to obtain distribution agreements with small cable distributors. Competition from other programming also affects the compensation that must be paid to distributors for carriage, which continues to increase. Principal competitive factors for us include (1) value, quality and selection of merchandise, (2) customer experience, including customer service and reliability of fulfillment and delivery services, and (3) convenience and accessibility of sales channels.

Employees

We employed 17,780 full-time and part-time employees as of September 30, 2012. Employment levels fluctuate due to seasonal factors affecting our business. Additionally, we utilize independent contractors and temporary personnel to supplement our workforce, particularly on a seasonal basis. Our domestic employees are not represented by a labor union and we consider our employee relations to be good.

Properties

We own our corporate headquarters and operations center in West Chester, Pennsylvania, which consists of office space and includes executive offices, television studios, showrooms, broadcast facilities and administrative offices for QVC. We also own call centers in San Antonio,

Texas; Port St. Lucie, Florida; Chesapeake, Virginia; Bochum and Kassel, Germany, as well as a call center and warehouse in Knowsley, United Kingdom. We own a distribution center in Hücklehoven, Germany and distribution centers in Lancaster, Pennsylvania and West Chester, Pennsylvania; Suffolk, Virginia; Rocky Mount, North Carolina; Florence, South Carolina and Sakura-shi, Chiba, Japan. To supplement the facilities we own, we also lease various facilities in the United States, Japan, Germany, the United Kingdom and Italy for retail outlet stores, office space, warehouse space and call center locations. QVC-Japan is in the process of building a new headquarters in Japan, that will include executive offices, television studios, showrooms, broadcast facilities and administrative offices for QVC-Japan. The total expected project cost is approximately $245 million and is expected to be completed in the first half of 2013. QVC-U.K. transitioned to its new leased headquarters that includes executive offices, television studios, showrooms, broadcast facilities and administrative offices for QVC-U.K. in June 2012. QVC-U.K. made certain improvements to its new leased facility costing approximately $50 million.

We believe that the duration of each lease is adequate and we do not anticipate any future problems renewing or obtaining suitable leases for our principal properties. We believe that our principal properties, whether owned or leased, are currently adequate for the purposes for which they are used and are suitably maintained for these purposes. From time to time, we consider various alternatives related to our long term facilities needs. While our management believes existing facilities are adequate to meet our short term needs, it may become necessary to lease or acquire additional or alternative space to accommodate future growth.

Legal proceedings

We are not a party to or subject to any material pending legal proceedings. We are parties to various claims and pending litigation as part of the normal course of business. In the opinion of management, the nature and disposition of these matters are considered routine and arising in the ordinary course of business.

Government regulation

The manner in which we sell and promote merchandise and related claims and representations made in connection with these efforts is regulated by federal and state law. Some examples of regulatory agencies and regulations that affect the manner in which we sell and promote merchandise include the following:

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The Federal Trade Commission ("FTC") and the state attorneys general regulate the advertising and sale of retail products and services offered for sale in the U.S., including the FTC's recent adoption of revised Guides Concerning the Use of Endorsements and Testimonials in Advertising.

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The Food and Drug Administration which has specific regulations regarding claims that can be made about food products and regulates marketing claims that can be made for cosmetic beauty products and over-the-counter drugs.

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The Environmental Protection Agency ("EPA") which requires products that make certain types of claims, such as "anti-bacterial," be registered with the EPA prior to making such claims.

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Each of the Federal Trade Commission's Telemarketing Sales Rule, the FCC's Telephone Consumer Protection Act and similar state rules, which outline procedures that must be followed when telemarketing to customers.

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The Consumer Product Safety Commission which has specific regulations regarding products that present unreasonable risks of injuries to consumers.

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Import and export laws, including U.S. economic sanction and embargo regulations, U.S. homeland security laws and regulations and other laws such as the U.S. anti-boycott law and U.S. export controls regulations.

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Comparable regulatory agencies and regulations in foreign countries.

In 2000, we became subject to a consent decree issued by the FTC barring us from making certain deceptive claims for specified weight-loss products and dietary supplements. We also became subject to an expanded consent decree issued by the FTC that terminates on the later of March 4, 2029, or 20 years from the most recent date that the U.S. or the FTC files a complaint in federal court alleging any violation thereunder. Pursuant to this expanded consent decree, we are prohibited from making certain claims about specified weight-loss, dietary supplement and anti-cellulite products unless we have competent and reliable scientific evidence to substantiate such claims. To help mitigate against the risk of future claims, we increased our staffing to provide additional review of claims related to weight-loss, dietary supplement and anti-cellulite products that we offer for sale.

We market and provide a broad range of merchandise through television shopping programs and our websites. As a result, we are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions that are subject to change at any time, including laws regarding consumer protection, privacy, the regulation of retailers generally, the importation, sale and promotion of merchandise and the operation of retail stores and warehouse facilities, as well as laws and regulations applicable to the internet and businesses engaged in online commerce, such as those regulating the sending of unsolicited, commercial electronic mail.

Our business is also dependent upon our continued ability to transmit our programming to television distributors from our satellite uplink facilities, which transmissions are subject to FCC compliance in the U.S. and foreign regulatory requirements in our international operations.

Intellectual property

We regard our trademarks, service marks, copyrights, domain names, trade dress, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on a combination of trademark and copyright law, trade-secret protection, and confidentiality and/or license agreements with our employees, customers, suppliers, affiliates and others to protect these proprietary rights. We have registered, or applied for the registration of, a number of domain names, trademarks, service marks and copyrights by U.S. and foreign governmental authorities, and vigorously protect our proprietary rights against infringement.

Domestically, we have registered trademarks and service marks for a variety of items including, but not limited to our brand name, "QVC" and "Quality Value Convenience", the "Q QVC Ribbon Logo" and our proprietary products sold such as "Arte D'Oro", "Cook's Essentials",

"Denim & Co.", "Diamonique", "Nature's Code", "Northern Nights" and "Ultrafine Silver". Similarly, foreign registrations have been obtained for many trademarks and service marks for our brand name and propriety products including, but not limited to, "QVC", the "Q QVC Ribbon Logo", "Breezies", "Denim & Co.", "Diamonique" and "Northern Nights." We consider the service mark for the "QVC" name the most significant trademark or service mark held by us because of its impact on market awareness across all of our geographic markets and on customers' identification with us. As with all domestic trademarks or service marks, our trademark and service mark registrations in the United States are for a ten year period and are renewable every ten years, prior to their respective expirations, as long as the trademarks or service marks are used in the regular course of trade.

Management and corporate governance

Management by our shareholder

We are a Delaware close corporation that has elected to be managed by our shareholder, which is an indirect wholly owned subsidiary of Liberty. Thus, our shareholder, rather than a board of directors, manages our business.

Executive officers

The following table sets forth the name, age and position of individuals who currently serve as our executive officers. Ages are as of September 30, 2012.

Name	Age	Position(s)

Michael A. George	51	President & Chief Executive Officer, QVC
Steve Hofmann	47	Chief Executive Officer, QVC-Europe and QVC-Italy
John Thomas	51	Chief Executive Officer, QVC-Japan
Claire A. Watts	52	Chief Executive Officer, QVC-U.S.
Daniel T. O'Connell	53	Executive Vice President, Chief Financial Officer & Treasurer, QVC
Linda Dillman	56	Executive Vice President & Chief Information Officer, QVC
Lawrence R. Hayes	52	Senior Vice President, General Counsel & Secretary, QVC
Elizabeth A. Rubino	49	Executive Vice President of Human Resources and Workplace Services, QVC

The following is a biographical summary of the experience of our executive officers:

Michael A. George.    Mr. George was named President of QVC in November 2005 and Chief Executive Officer in April 2006. Mr. George is responsible for overseeing QVC's operations in the United States, United Kingdom, Germany, Japan and Italy. Mr. George came to us from Dell Inc., where he was the Chief Marketing Officer and General Manager of Dell's U.S. consumer business. At Dell, he was responsible for building the Dell brand globally across all customer segments and developing Dell's global e-business and CRM capabilities. Mr. George also led Dell's U.S. consumer business, with responsibility for all products and services sold into the home market, including PCs, TVs, printers, software, video and music content, and home technology services. Prior to his time with Dell, Mr. George was a senior partner at McKinsey & Co., Inc. and led the firm's North American Retail Industry Group. At McKinsey, Mr. George served retail and consumer goods companies on areas of corporate strategy and organization, marketing and merchandising, sales-force operations and information technology.

Steve Hofmann.    Mr. Hofmann was named Chief Executive Officer of QVC-Europe in May 2012. In this role, he provides oversight of all of QVC's European markets in addition to his role as Chief Executive Officer of QVC-Italy. Mr. Hofmann was named CEO QVC-Italy in January 2010, where he established the framework for QVC's operations in Italy and is now responsible for overseeing those operations. Mr. Hofmann previously served as Chief Executive Officer of QVC-U.K. Mr. Hofmann joined QVC in September 2007 from Jupiter Shop Channel in Japan, where he served as co-Chief Executive Officer. Including his experience in television retailing, Mr. Hofmann brings more than 14 years of global television experience to QVC. He joined NBC in New York in 1996 and worked with NBC in Hong Kong and Singapore as the Chief Financial

Officer of Asian operations. Mr. Hofmann has also been with Jupiter TV, Japan's largest multi-channel television provider, as Chief Financial Officer. He started his career at Price Waterhouse, where he spent six years.

John Thomas.    Mr. Thomas was named Chairman and CEO of QVC Japan in September 2011. In this role, Mr. Thomas is responsible for overseeing QVC's operations in Japan. Mr. Thomas joined QVC as senior vice president of global business development in January 2011. In this position, he was responsible for the development of QVC's market expansion strategy. Mr. Thomas brings to QVC more than 25 years experience in CEO and executive assignments with a focus on technology and marketing companies to QVC. He had served as a consultant supporting QVC's global growth plans and was instrumental in the launch of QVC Italy. He was also president and CEO of Global Marketing and Consulting Enterprises Inc. In addition Mr. Thomas was president and partner of Specialty Products Global L.C. and held leadership positions at a diverse list of companies including Samkoo Corporation of America, Samkoo System Integration L.C. and Speer Communications.

Claire A. Watts.    Ms. Watts joined QVC in January 7, 2008, and assumed the role of President of U.S. Commerce in May 2008. She was named CEO, QVC-U.S. in January 2010. In this position, Ms. Watts is responsible for the overall strategy and operations of QVC's U.S. business. Ms. Watts oversees teams responsible for merchandising, planning, sales, programming, marketing, public relations, creative production, affiliate sales, broadcasting, QVC.com, new media, consumer insights and quality and supply chain. Ms. Watts also oversees QVC's Customer Fulfillment Services team as well as QVC's Customer Service and Distribution departments. Ms. Watts brings more than 25 years of broad retail and merchandising experience with industry leaders in the department store, specialty, catalog and mass segments. She began her career in the May Company's Executive Training Program. Ms. Watts then served in senior merchandising and product roles at Paul Harris, The Limited and Lands' End. She spent the 10 years prior to joining QVC with Wal-Mart in various executive positions, most recently serving as Executive Vice President of Merchandising. Her experience in this role included apparel, jewelry, accessories and home product categories.

Daniel T. O'Connell.    Mr. O'Connell was named Executive Vice President, Chief Financial Officer and Treasurer for QVC in February 2007. In this position, Mr. O'Connell is responsible for overseeing our financial operations and administrative services, including accounting, budget and planning, tax and treasury, accounts payable, payroll, purchasing and customer payments. He is also responsible for the management of the financial operations of our international operations. Mr. O'Connell joined us in 1987 as Director of Accounting and over the years assumed various roles of increasing responsibility in the Finance department, most recently as Senior Vice President and Controller. In this prior role, he was responsible for our domestic financial accounting, reporting, budgeting, inventory and disbursement functions, as well as overseeing the financial operations of our international subsidiaries. Prior to joining QVC, Mr. O'Connell began his career with Price Waterhouse and then served as controller of a subsidiary of Marketing Corporation of America in Westport, Connecticut. Mr. O'Connell has announced that he is retiring in the spring of 2013.

Linda Dillman.    Ms. Dillman was named Chief Information Officer of QVC in January 2012. In this position, Ms. Dillman provides strategic oversight and direction on the design, development and implementation of technology solutions and is responsible for the day-to-day management of the U.S. and corporate information technology operations. Additionally, in partnership with the international market leaders, Ms. Dillman helps set the direction of the information technology organizations in QVC's markets around the world. Prior to joining QVC, Ms. Dillman was Senior Vice President of Global Information Technology for Hewlett-Packard Company, where she was responsible for development, support and management of all IT applications for the Enterprise Services business unit and all global functions. She has also held positions at Wal-Mart Stores Inc., Navistar International Corp. and Monaco Coach Corp.

Lawrence R. Hayes.    Mr. Hayes was appointed Senior Vice President and General Counsel in March 2008 and Secretary in August 2008. Mr. Hayes manages all aspects of our Legal and Internal Audit departments, as well as QVC's Global Business Development department. Mr. Hayes previously served, since 2000, as Vice President, Legal, and Assistant Secretary of QVC. In this position, Mr. Hayes provided legal advice and services to Information Technology, QVC.com, Facilities and Human Resources. He also supervised outside attorneys in commercial and litigation matters. Mr. Hayes began his career with QVC in 1992 as associate counsel and, in 1998, was promoted to senior counsel. Prior to joining QVC, Mr. Hayes was an attorney for seven years at the Philadelphia law firm of Mesirov, Gelman, Jaffe, Cramer & Jamieson.

Elizabeth A. Rubino.    Ms. Rubino was named Senior Vice President of Human Resources in August 2007 and Executive Vice President of Human Resources and Workplace Services in November 2011. In this position, Ms. Rubino is responsible for overseeing all talent acquisition and development, total rewards and client services. Additionally, Ms. Rubino is responsible for internal communications, community affairs, security, environmental health and safety, facilities and food services at our worldwide headquarters in West Chester, Pennsylvania. Ms. Rubino, who joined QVC in 1995, previously served as Vice President of Human Resources Operations and Services, and was responsible for talent acquisition and training for all U.S. locations, including call centers and distribution centers. Prior to this promotion, Ms. Rubino was the Director of Human Resources Operations and Services, responsible for all human resources functions within the call centers and distribution centers, supporting nearly 10,000 team members. Ms. Rubino also served as the Director of Human Resources Training and Development. Prior to joining us, Ms. Rubino had served as Director of Training, Management and Organization for PECO Energy and then General Manager of its Philadelphia call center.

Executive compensation

This section sets forth information relating to, and an analysis and discussion of, compensation paid by our company or our parent, Liberty, to:

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Michael A. George, our Chief Executive Officer and President;

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Daniel T. O'Connell, our Chief Financial Officer; and

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Ulrich Flatten, John P. Thomas and Claire A. Watts, our three other most highly compensated executive officers during the year ended December 31, 2011.

We collectively refer to these persons as "our named executive officers."

As described elsewhere in this prospectus, on August 9, 2012, Liberty completed the recapitalization of its common stock into shares of the corresponding series of two new tracking stocks, Liberty Interactive (Nasdaq: LINTA, LINTB) and Liberty Ventures (Nasdaq: LVNTA, LVNTB). The compensation information set forth in this section does not reflect the recapitalization and its effect on the stock ownership of the named executive officers, as the recapitalization occurred following the year ended December 31, 2011. For the stock ownership of the named executive officers, please see "Security Ownership" below.

Compensation discussion and analysis

Overview

During calendar year 2011, we were, and continue to be, a wholly owned subsidiary of Liberty. As a result, the Chief Executive Officer of Liberty, Gregory B. Maffei, is responsible for overseeing and approving the compensation package paid to our CEO and President, Mr. George. Mr. George's compensation package is also subject to the approval of the Liberty compensation committee because he was a named executive officer of Liberty for the calendar year 2011. The compensation packages paid to our other named executive officers are subject to the oversight and approval of Mr. George and Mr. Maffei. In addition, the Liberty compensation committee administers the Liberty Interactive Corporation 2007 Incentive Plan (As Amended and Restated Effective November 7, 2011) (the "2007 Incentive Plan") and the Liberty Interactive Corporation 2010 Incentive Plan (As Amended and Restated Effective November 7, 2011) (the "2010 Incentive Plan" and, together with the 2007 Incentive Plan, the "Liberty Incentive Plans") and has the sole authority to make and modify equity grants under, and to approve or disapprove participation in, the Liberty Incentive Plans. All of our named executive officers (other than Dr. Flatten) participated in the Liberty Incentive Plans in 2011.

Objectives

The compensation program for our named executive officers was designed to meet the following objectives that align with and support our strategic business goals:

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attracting and retaining executive managers with the industry knowledge, skills, experience and talent to help our company attain its strategic objectives and build long-term company value;

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emphasizing variable performance-based compensation components, which include equity-based compensation, by linking individual compensation with corporate operating metrics as well as individual professional achievements; and

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aligning the interests of the management of our company with the interests of Liberty's public stockholders.

Philosophy

The following principles are used to guide the design of our executive compensation program and to ensure that the program is consistent with the objectives described above:

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Competitive positioning. We believe that our executive compensation program must provide compensation to our named executive officers that is both reasonable in relation to, and competitive with, the compensation paid to similarly situated employees of companies in our industry and companies with which we compete for talent. See "—Setting Executive Compensation; Role of Chief Executive Officer in Compensation Decisions" below.

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"Pay for performance" philosophy. We believe our compensation program should align the interests of our named executive officers with the interests of our company and Liberty's stockholders by strengthening the link between pay and company and individual performance. We target median levels of compensation when our performance goals are met and higher levels of compensation when our performance goals are exceeded. We believe variable compensation, including equity-based awards, should represent a significant portion of the total compensation mix for our named executive officers.

Setting executive compensation; role of chief executive officer in compensation decisions

Our CEO establishes all elements of each of the other named executive officer's compensation package. In making these determinations, Mr. George evaluates the performance and contributions of each of the other named executive officer given his or her respective area of responsibility. Mr. George's determinations are then submitted to Mr. Maffei, the CEO of our parent company, Liberty, for his approval. Mr. Maffei is responsible for approving, and recommending to the Liberty compensation committee for its approval, all elements of Mr. George's compensation package. In addition, all grants of equity awards are subject to the approval of the Liberty compensation committee. The following qualitative factors are taken in account in making executive compensation recommendations for all of our named executive officers:

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each element of the named executive officer's historical compensation, including salary, bonus, equity compensation, perquisites and other personal benefits;

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the named executive officer's experience and overall effectiveness;

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the responsibilities of the named executive officer, including any changes to those responsibilities over the year;

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the named executive officer's demonstrated leadership and management ability;

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the named executive officer's compensation relative to other executives at our company with similar, greater or lesser responsibilities;

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the performance of any business segment for which the named executive officer is primarily responsible; and

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the financial performance of our company compared to business plans.

In addition, each of our named executive officers is party to an employment agreement with our company which governs the terms of his or her compensation. See "—Executive Compensation Arrangements" below. In 2011, we entered into a new employment agreement with Mr. George to ensure his long-term service with our company, and we amended Mr. Thomas' employment agreement in connection with his entry into an expatriate assignment agreement relating to his assumption of the duties of interim (and ultimately permanent) CEO of our subsidiary, QVC Japan. Mr. Maffei had primary responsibility for negotiating and approving Mr. George's employment agreement and continues to have primary responsibility for approving all elements of Mr. George's compensation. Mr. George had primary responsibility for negotiating and approving Mr. Thomas' amended employment arrangements, with Mr. Maffei ratifying the definitive terms thereof.

In designing the compensation packages for our named executive officers, including our performance-based bonus program, QVC reviews a broad set of general and retail market survey data available for companies in the retail, broadcasting, consumer goods and online commerce industries as well as companies with revenue size comparable to QVC's. This information is used to obtain a general understanding of current compensation practices in the marketplace. QVC does not apply benchmarking against this information. Rather, compensation decisions are made on a purely subjective basis by the applicable decision makers. In fact, total compensation, or any specific element thereof, payable to our named executive officers may exceed that of our reference set or may be less than that of our reference set. For example, Mr. George's 2011 multi-year equity incentive award discussed below is not comparable to the incentive awards generally paid by our reference set. See "—Elements of 2011 Executive Compensation—Equity Incentive Compensation" below for a discussion of these awards.

As a general matter, our compensation philosophy is to weigh incentive compensation more heavily than cash compensation, which is a practice that may not be consistently followed by our reference set.

Elements of 2011 executive compensation

For 2011 the principal components of compensation for the named executive officers were:

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base salary;

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performance-based bonuses (other than to Mr. Thomas), payable in cash;

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in the case of Mr. Thomas, a sign-on bonus and a discretionary bonus, payable in cash;

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a grant of equity incentive awards (other than to Dr. Flatten); and

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perquisites and other limited personal benefits.

Base Salary.    The base salaries of the named executive officers are reviewed on an annual basis, as well as at the time of any change in responsibilities. Historically, increases have been granted consistent with the annual salary increase pool determined generally for QVC as a whole, adjusted (upward or downward) to reflect a named executive officer's individual job performance, as determined by Mr. Maffei with respect to Mr. George and by Mr. George with respect to all other named executive officers. As a general matter, however, our policy is for base salary to represent a relatively smaller portion of each named executive officer's overall compensation package, thereby aligning the interests of our executives more closely with those of our company and Liberty's stockholders. With respect to 2011, each of Mr. O'Connell, Dr. Flatten and Ms. Watts received increases ranging from 3.0% to 6.0% based on their favorable performance evaluations for 2010. Mr. George received an increase in his base salary with respect to 2011 pursuant to the terms of his new employment agreement. Mr. Thomas did not receive a base salary increase with respect to 2011 because his employment with our company began on January 1, 2011.

2011 Performance-based Bonuses.    For 2011, we adopted an annual, performance-based bonus program for all of our senior officers, including each of our named executive officers (other than Dr. Flatten who participates in a separate German bonus program and Mr. Thomas who received a discretionary bonus pursuant to the terms of his employment agreement). The bonus program was reviewed and approved by Mr. Maffei and, as it relates to Mr. George, the Liberty compensation committee. Pursuant to the program, each of Messrs. George and O'Connell and Ms. Watts was assigned a target bonus amount which would be paid based upon the EBITDA growth year over year for QVC U.S. for fiscal year 2011. Mr. George's target bonus was established as 100% of his base salary in connection with the signing of his employment agreement in 2011 as described above. For QVC U.S., EBITDA was defined as earnings before interest, taxes, depreciation and amortization for fiscal year 2011. The EBITDA-based payout grid ranged from a threshold payout of 70% of target for 5% EBITDA growth to 240% of target for 15% EBITDA growth. The EBITDA performance bonus would then be subject to increase of up to 200% or decrease down to zero based on the individual's performance rating, as determined by a personal modifier grid that was adopted in connection with the program. Dr. Flatten was also assigned a target bonus amount which would be paid based upon EBITDA growth year over year of QVC Germany for fiscal year 2011. Dr. Flatten's target bonus was established as 50% of his base salary. The EBITDA payout grid for Germany ranged from a threshold payout of 14% of target to 160% of target based on both EBITDA growth and individual performance.

Each participating named executive officer was ascribed pre-established goals or objectives for the year 2011 against which his or her performance would be evaluated:

Michael A. George	• Accelerate growth in existing markets and expansion into new markets.
• Development of a scalable technology platform and infrastructure to support growth.
• Acceleration of growth and customer engagement with e-commerce and new media platforms.
• Oversight of executive management team and continuation of long term succession planning.

Daniel T. O'Connell	• Management of internal controls, cash investments, expense and capital budgets, and capital structure of the company.
• Leadership of the finance organization and continuation of succession planning.
• Evaluation, negotiation, and structuring of mergers and acquisitions.
Ulrich Flatten	• Managing and pursuing the QVC Germany long-term plan.
• Managing the evolution of QVC Germany to a multimedia company.
• Oversight of the transition to a new technical IT-platform.
Claire A. Watts	• Accelerate growth in US market.
• Refine development of integrated multi channel content strategy.
• Continue multichannel optimization and development of new customer platforms.
• Leadership of customer service experience across all platforms.

QVC U.S. achieved a 5% EBITDA growth target for the year ended December 31, 2011 (after adjusting actual EBITDA growth of 3% to reflect the reduction in 2011 earnings resulting from amendments to the GE Money Bank agreement that supports the QVC credit card), which resulted in a potential payout of 70% of target for the EBITDA performance bonus for Messrs. George and O'Connell and Ms. Watts. QVC Germany achieved a 10% EBITDA growth target for the year ended December 31, 2011, which resulted in a potential payout of 100% of the target for the EBITDA performance bonus for Dr. Flatten. Each participating named executive officer's EBITDA performance bonus was then adjusted by his or her personal performance modifier, as follows:

Name	Target bonus	EBITDA performance (as a percentage of target payout)	EBITDA performance payout	Adjustment factor for individual performance	Total payout

Michael A. George	$1,000,000	70%	$700,000	100%	$700,000
Daniel T. O'Connell	$227,630	70%	$159,341	110%	$175,275
Ulrich Flatten	$306,635	100%	$306,635	100%	$306,635
Claire A. Watts	$801,360	70%	$560,952	100%	$560,952

In addition to his annual cash performance-based bonus, as described above, Dr. Flatten is also eligible to receive a long-term cash bonus pursuant to his participation in a long-term incentive bonus plan (the "QVC Germany Long-Term Plan") provided by QVC Germany to selected members of its management. Generally, the plan permits those members of QVC Germany's management who have entered into a service or employment contract with QVC Germany to receive a cash bonus payment based on the accumulated EBITDA of QVC Germany over a three-year period. The three-year performance target is deemed to be achieved if the accumulated EBITDA over the three-year period is equal to at least 50% of the planned accumulated EBITDA for the same three-year period. With respect to Dr. Flatten, his bonus under this plan is calculated by multiplying 75% of Dr. Flatten's base salary by the accumulated EBITDA actually achieved over the applicable three-year performance period divided by the planned accumulated EBITDA for the same three-year period, with the maximum amount payable capped at approximately 130.2% of Dr. Flatten's annual salary. Cash bonus amounts under the QVC Germany Long-Term Plan are payable on April 30 of the calendar year following the end of the applicable three-year performance period. Thus, members of QVC Germany's management who have participated in the QVC Germany Long-Term Plan for consecutive years, such as Dr. Flatten, receive payouts under this plan in consecutive years following the completion of each related three-year performance period. The QVC Germany Long-Term Plan is reviewed on an annual basis. For the three year period ending December 31, 2011, QVC Germany's planned accumulated EBITDA was €413.5 million and its actual accumulated EBITDA was €380.9 million (representing 92.1% of target), resulting in a payout to Dr. Flatten of $397,321.

For more information regarding these bonus awards, please see the "Grants of Plan-Based Awards" table below.

Discretionary bonus.    Pursuant to the terms of his employment agreement, Mr. Thomas was entitled to receive an annual bonus with respect to work performed in 2011 equal to no less than 50% of his base salary. In determining the actual bonus amount paid to him of $312,000 (which was higher than the contracted amount), we took into account Mr. Thomas' exceptional performance in 2011 as Senior Vice President, Global Business Development, for our company and later CEO of QVC Japan. Although QVC Japan's 2011 results were impacted by the March 2011 earthquakes and tsunami affecting that country, and the resulting time off-air, it continued to grow its sales results under the leadership of Mr. Thomas, who managed QVC Japan through the aftermath of these tragedies and was instrumental in the development of QVC Japan's business plan and expansion into new markets.

Equity incentive compensation.    Consistent with our compensation philosophy, we seek to align the interests of our named executive officers with those of Liberty's stockholders by awarding stock-based incentive compensation. This ensures that our executives have a continuing stake in our long-term consolidated success. We weigh stock-based compensation more heavily than cash compensation in determining each named executive officer's overall compensation mix.

The Liberty Incentive Plans provide for the grant of a variety of incentive awards, including stock options, restricted shares, restricted stock units, stock appreciation rights and performance awards. Our executives are granted stock options and awards of restricted stock in preference to other awards because of Liberty's belief that options and restricted shares better promote retention of key employees through the continuing, long-term nature of an equity investment. Upon making the recommendation to grant equity incentive awards to our named executive officers, Mr. Maffei, in the case of Mr. George, and Mr. George, in the case of the other named executive officers (with the approval of Mr. Maffei), establish the value of the awards to be granted. Prior to the split-off of Liberty Media Corporation from our parent, Liberty, in September 2011, the grants to our named executive officers were made with respect to the Liberty Interactive tracking stock because our company was attributed to the then-Liberty Interactive tracking stock group. Following the September 2011 split-off, our parent company's only remaining class of common stock was the Liberty Interactive common stock; hence, the equity awards of the named executive awards were not affected by the split-off.

Stock options are awarded with an exercise price equal to fair market value on the date of grant, measured by reference to the closing sale price on the grant date. The Liberty compensation committee has historically made option grants once a year with a term of seven years and vesting over a three to five year period. In late 2009 and early 2010, however, the Liberty compensation committee determined to make larger grants that vest between four and five and three-quarters years after grant, rather than making annual grants over the same period, to the Liberty named executive officers. These multi-year grants provide for back-end weighted vesting to encourage the recipient executives to remain with Liberty over the long-term and to better align them with Liberty's stockholders. In keeping with this compensation philosophy, in March 2011, Liberty's compensation committee determined to grant Mr. George one of these multi-year stock option awards taking into account his direct service as Chief Executive Officer of QVC and his indirect service to Liberty as Chief Executive Officer of its then-largest operating subsidiary. The amount of his multi-year stock option award equaled approximately four to five years' value of the annual grants Liberty's compensation committee otherwise would have expected to make, which was the same methodology applied in determining the amount of the multi-year stock option awards granted to Liberty's other named executive officers. One-half of the shares subject to Mr. George's options vest in each of December 2014 and December 2015 and the options expire 7 years from grant. Our other named executive officers (other than Dr. Flatten and Mr. Thomas) also received option and restricted stock awards in March 2011; however, these awards were subject to more customary vesting terms consisting of semi-annual vesting over a four year term with an expiration date of March 2, 2018 for the options and annual vesting over a four-year term for the restricted stock. Mr. Thomas received an option grant in connection with the commencement of his employment with our company and a second in connection with his promotion to CEO of QVC Japan which is subject to such customary vesting and expiration terms. For more information regarding these equity incentive grants, please see the "Grants of Plan-Based Awards" table below.

Because Dr. Flatten could not participate in any such equity awards at the time, he received a larger performance bonus, as described under "—2011 Performance-based Bonuses" above.

Perquisites and other personal benefits.    The perquisites and other personal benefits available to our executives (that are not otherwise available to all of our salaried employees, such as matching contributions to the QVC 401(k) Matched Savings Retirement Plan and Success Sharing Plan for employees of QVC U.S. and the payment of life insurance premiums) consist of:

•
a deferred compensation plan that provides above-market preferential returns;

•
pension restoration contributions;

•
a car allowance for certain overseas managers; and

•
in the case of Mr. Thomas, expatriate benefits.

Executives of QVC U.S. with an annual rate of pay greater than $200,000 are eligible to participate in the QVC 1996 Deferred Compensation Plan, as Amended and Restated (the "Deferred Compensation Plan"), under which each eligible executive may elect to defer all or any portion of the total cash remuneration for services he or she would have received in the following year. For more information regarding the Deferred Compensation Plan, please see

"—Executive Compensation Arrangements—1996 Deferred Compensation Plan, As Amended and Restated" below.

In prior years, we provided a select group of QVC U.S. management with a nonqualified defined contribution benefit pursuant to the 1997 Nonqualified Defined Contribution Plan, as Amended and Restated, (the "Pension Restoration Plan"). Effective as of January 1, 2012, the Pension Restoration Plan has been frozen so that no additional amounts may be credited to the Pension Restoration Plan, and no additional employees may be eligible to participate. However, participants' existing account balances shall continue to be credited with interest earnings. For more information regarding the Pension Restoration Plan, please see "—Executive Compensation Arrangements—1997 Nonqualified Defined Pension Restoration Plan, As Amended and Restated" below.

We provide to our executive officers resident in the U.S. who accept an assignment overseas customary expatriate benefits, including allowances for certain forms of transportation, subsidized housing and utilities (subject to a monthly cap) and a one-time relocation benefit. We also adjust their cash compensation for the cost-of-goods-and-services differential.

We also make generally available to our employees tax gross-ups relating to certain out of state income taxes to which they are subject in connection with the performance of their respective duties outside of our headquarters. In 2011, each of Messrs. George and O'Connell and Ms. Watts received such tax gross-ups.

Policy on restatements

In those instances where we grant equity-based incentive compensation, we include in the related agreement with the executive a right, in favor of Liberty, to require the executive to repay or return to the company any cash, stock or other incentive compensation (including proceeds from the disposition of shares received upon exercise of options or stock appreciation rights). That right will arise if (1) a material restatement of any of Liberty's financial statements is required and (2) in the reasonable judgment of the Liberty compensation committee, (A) such restatement is due to material noncompliance with any financial reporting requirement under applicable securities laws and (B) such noncompliance is a result of misconduct on the part of the executive. In determining the amount of such repayment or return, the Liberty compensation committee may take into account, among other factors it deems relevant, the extent to which the market value of the Liberty Interactive common stock was affected by the errors giving rise to the restatement. The cash, stock or other compensation that we may require the executive to repay or return must have been received by the executive during the 12-month period beginning on the date of the first public issuance or the filing with the SEC, whichever occurs earlier, of the financial statement requiring restatement. The compensation required to be repaid or returned will include (1) cash or company stock received by the executive (A) upon the exercise during that 12-month period of any stock appreciation right held by the executive or (B) upon the payment during that 12-month period of any incentive compensation, the value of which is determined by reference to the value of company stock, and (2) any proceeds received by the executive from the disposition during that 12-month period of company stock received by the executive upon the exercise, vesting or payment during that 12-month period of any award of equity-based incentive compensation.

Summary compensation table

Name and principal position (as of 12/31/11)	Year	Salary ($)	Bonus ($)		Stock awards ($)(1)	Option awards ($)(1)		Non-equity incentive plan compensation ($)		Change in pension value and nonqualified deferred compensation earnings ($)(2)	All other compensation ($)		Total ($)

Michael A. George President and Chief Executive Officer	2011	1,000,000	—		—	27,867,300	(3)	700,000		—	54,102	(4)(5)(6)(7)	29,621,402
Daniel T. O'Connell Chief Financial Officer, QVC, Inc.	2011	453,050	—		206,785	480,594		175,275		65,743	19,009	(4)(5)(6)(7)	1,400,456
Ulrich Flatten Chief Executive Officer, Germany	2011	613,270	—		—	—		703,956	(8)	—	86,139	(9)	1,403,365
John P. Thomas Chief Executive Officer, Japan	2011	506,667	512,000	(10)	—	992,180	(11)	—		—	249,819	(4)(12)	2,260,666
Claire A. Watts Chief Executive Officer, US	2011	882,000	—		523,959	1,217,794		560,952		—	13,418	(4)(5)(6)(7)	3,198,123

(1)   The aggregate grant date fair value of the equity incentive awards has been computed in accordance with FASB ASC Topic 718, but (pursuant to SEC regulations) without reduction for estimated forfeitures. For a description of the assumptions applied in these calculations, see Note 13 to the Liberty consolidated financial statements for the year ended December 31, 2011 (which are included in Liberty's Annual Report on Form 10-K as filed with the SEC on February 23, 2012).

(2)   Includes the above-market earnings credited to the deferred compensation account of Mr. O'Connell. See "Compensation Discussion and Analysis—Elements of 2011 Executive Compensation—Deferred Compensation," and "—Executive Compensation Arrangements—1996 Deferred Compensation Plan, As Amended and Restated" below.

(3)   Represents the grant date fair value of Mr. George's multi-year option award granted in March 2011. See "Compensation Discussion and Analysis—Elements of 2011 Executive Compensation—Equity Incentive Compensation" above.

(4)   Includes $1,242 in life insurance premiums paid by our company on behalf of each named executive officer (other than Dr. Flatten).

(5)   Includes tax gross-ups in the following amounts relating to certain out of state income taxes to which Messrs. George and O'Connell and Ms. Watts were subject in connection with the performance of their duties outside of QVC's headquarters:

Name	Amounts ($)

Michael A. George	34,843
Daniel T. O'Connell	261
Claire A. Watts	1,300

(6)   Includes, with respect to the named executive officers listed below, matching contributions made by our company to the QVC, Inc. 401(k) Matched Savings Retirement and Success Sharing Plan, as Amended and Restated, as set forth below. See "—Executive Compensation Arrangements—QVC, Inc. 401(k) Matched Savings Retirement and Success Sharing Plan, as Amended and Restated" below. With respect to these matching contributions, these named executive officers are fully vested.

Name	Amounts ($)

Michael A. George	16,367
Daniel T. O'Connell	15,856
Claire A. Watts	9,226

(7)   Includes, with respect to each of Messrs. George and O'Connell and Ms. Watts, $1,650 with respect to the Pension Restoration Plan.

(8)   Comprised of a $306,635 annual performance-based bonus and a $397,321 bonus under the QVC German Long-Term Plan.

(9)   Includes $20,507 with respect to Dr. Flatten's use of a company car in Germany, $9,362 in taxes paid by QVC on expenses relating to such use and $5,690 paid for accident insurance with respect to such use. Includes $55,579 in pension contributions paid as part of the QVC Germany Management Pension Fund and Government Pension Insurance on behalf of Dr. Flatten. See "Executive Compensation Arrangements—QVC Germany Management Pension Fund" below.

(10) Comprised of a sign-on bonus of $200,000 and a discretionary annual bonus of $312,000.

(11) Represents the aggregate grant date fair value of option awards granted to Mr. Thomas in connection with the commencement of his employment with our company and separately his promotion to CEO of QVC Japan.

(12) Includes the following amounts with respect to Mr. Thomas:

Amounts ($)

Use of company car	5,201
Mobility allowances and related benefits(a)	186,126
Tax equalization payments	57,250

(a)   Includes a lump sum payment to Mr. Thomas at the time of his hire for relocation from Florida to Pennsylvania, a bonus paid to Mr. Thomas in connection with his assignment to Japan, various goods and services and housing allowances and other benefits related to his assignment to Japan.

 See "—Executive Compensation Arrangements—John Thomas" below.

Executive compensation arrangements

Michael A. George

On May 3, 2011, we entered into an employment agreement with Mr. George. The agreement provides for, among other things, a five year employment term beginning January 1, 2011 and ending December 15, 2015, with an annual base salary of $1 million, increasing annually by 3% of the prior year's base salary, and an annual target cash bonus equal to 100% of the applicable year's annual base salary which will be determined by the chief executive officer of Liberty pursuant to criteria established in our annual bonus program (which program is approved each year by Liberty's chief executive officer) or, in the event Mr. George is considered a "covered employee" for any given year for purposes of Section 162(m) of the Code, his bonus will be determined by Liberty's compensation committee based on such criteria as approved in advance by such committee and that are designed in a manner such that the bonus will be treated as "qualified performance-based compensation" within the meaning of Section 162(m). Also pursuant to the agreement, Mr. George is entitled to certain welfare, retirement and fringe benefits available to our senior-level executives.

On March 2, 2011, Mr. George was granted 3.8 million options to acquire shares of Liberty's Series A Liberty Interactive common stock (LINTA) (the "2011 LINTA Options") at an exercise price of $16.01 per share, which was the closing price of LINTA on such date. One-half of the 2011 LINTA Options will vest on December 15, 2014 with the remaining options vesting on December 15, 2015. The options have a term of 7 years. It is anticipated that Mr. George will not receive any additional equity award grants during the term of his employment agreement. See "Compensation Discussion and Analysis—Elements of 2011 Executive Compensation—Equity Incentive Compensation" above.

The agreement provides that, in the event Mr. George is terminated for cause (as defined in the agreement), he will be entitled to his accrued base salary through the date of termination, unpaid expenses, his vested benefits and any amounts due under applicable law. In addition, all equity awards granted to Mr. George prior to January 1, 2011 that are outstanding and unvested at the time of his termination for cause (the "Pre-2011 Unvested Awards") and all

2011 LINTA Options then held by Mr. George that have not become exercisable as of the date of such termination will be forfeited, and all equity awards granted to Mr. George prior to January 1, 2011 that are outstanding and vested but unexercised at the time of such termination (the "Pre-2011 Vested Awards") and all 2011 LINTA Options that are outstanding and vested but unexercised as of the date of such termination will remain exercisable for a period of up to 90 days after the date of such termination or until the original expiration date of the options if sooner. If Mr. George terminates his employment without good reason (as defined in the agreement), he will be entitled to his accrued base salary though the date of termination, any declared but unpaid bonus for the calendar year prior to the year of termination, unpaid expenses, his vested benefits and any amounts due under applicable law. He will forfeit all rights to any Pre-2011 Unvested Awards and to any 2011 LINTA Options then held that have not become exercisable as of the date of his termination, any Pre-2011 Vested Awards that are options or similar rights will be treated as specified in the applicable agreement governing such equity award, and any 2011 LINTA Options that are outstanding and vested but unexercised as of the date of termination will be exercisable for a period of 90 days after the date of termination or until the original expiration date of the options if sooner. If, however, Mr. George terminates his employment for good reason or if his employment is terminated without cause, then he is entitled to receive his base salary for a period of one year and a lump sum payment of $1.5 million, in addition to accrued base salary through the date of termination, unpaid expenses, his vested benefits and any other amounts due under applicable law. In addition, any Pre-2011 Unvested Awards held on the date of termination that would have vested during the 365-day period following the date of such termination had Mr. George continued to be employed by us during such period will vest as of the date of termination. Further, a pro rata portion of each tranche of the 2011 LINTA Options that is not vested on the date of termination will vest as of such date, with such pro rata portion based on the portion of time Mr. George was employed by us and our affiliates during the vesting period of such tranche plus 365 days. The exercisability of any Pre-2011 Vested Awards, any vested 2011 LINTA Options and any Pre-2011 Unvested Awards that vest pursuant to the foregoing sentence will be extended to the earlier of the original expiration date of the option or two years from the date of the termination. In the case of Mr. George's death or disability (as defined in the agreement), the agreement provides for the right to receive his base salary for a period of one year, his accrued base salary through the date of termination, unpaid expenses, any declared but unpaid bonus for the calendar year prior to the year in which the termination occurs, his vested benefits and any amounts due under applicable law. In addition, the Pre-2011 Vested Awards, the Pre-2011 Unvested Awards and the 2011 LINTA Options will immediately vest and become exercisable (to the extent not already vested) and will be exercisable throughout the remainder of the full original term of such equity award. As a condition to Mr. George's receipt of any continuing base compensation payments or severance payments or the acceleration or extension of his equity awards, Mr. George must execute a severance agreement and release in favor of our company in accordance with the procedures set forth in his employment agreement.

Daniel T. O'Connell

2003 employment agreement.    On October 1, 2003, we entered into an employment agreement, as amended, with Mr. O'Connell. The agreement provides for, among other things, an initial one year employment term beginning on October 1, 2003 and ending on October 1, 2004, with an annual base salary of $172,000, subject to annual increases at our discretion, and an annual discretionary bonus based on the results of our operations and Mr. O'Connell's performance. After the initial term, the agreement continues for consecutive one year periods unless either party gives written notice of termination six months prior to the expiration of a term. Also pursuant to the agreement, Mr. O'Connell is entitled to certain fringe benefits available to our employees.

The agreement provides that, in the event Mr. O'Connell is terminated for cause (as defined in the agreement), he will be entitled to his accrued but unpaid base salary through the date of termination. In the case of Mr. O'Connell's death or disability (as defined in the agreement), the agreement provides for payment of accrued but unpaid base salary to him or his estate, as applicable. If, however, Mr. O'Connell's employment is terminated other than for death, disability or cause, he is entitled to receive his then current base salary for the longer of (i) six months after termination of employment or (ii) the remaining period of time from the termination of employment to the expiration of the then current annual period if his employment is terminated prior to the initial term of his agreement or the expiration of the then current extended term if his employment is terminated after the initial term of his agreement and during an extended term period.

2012 amendment to employment agreement.    On August 15, 2012, we entered into an amended employment agreement with Mr. O'Connell. The agreement provides for a final term of employment beginning on August 15, 2012 and ending on April 30, 2013, with a bonus for 2012 and a pro-rated bonus payment for the period from January 1, 2013 to April 30, 2013, each of which will be determined by us pursuant to criteria established in our annual performance-based bonus program. At the end of the final term, Mr. O'Connell's employment will terminate and he will be engaged as a consultant pursuant to a consulting agreement, as described below. The agreement provides that, upon termination of his employment at the expiration of the final term, he shall be entitled to any accrued but unpaid base salary and bonus payments. Except as modified by the amendment, Mr. O'Connell's employment agreement, described above, remains in effect.

Consulting agreement.    On August 27, 2012, we entered into a consulting agreement, which is to be effective as of May 1, 2013, with Mr. O'Connell. The consulting agreement provides for a one year term ending April 30, 2014 during which Mr. O'Connell will provide general business advice and counsel for up to thirty hours per month for a fee of $30,000 per month. Under the terms of the consulting agreement, all of Mr. O'Connell's equity awards will cease to vest as of April 30, 2013 and that all such awards which were unvested as of such date will be forfeited as of such date. In addition, any equity awards held by Mr. O'Connell as of such date which continue to be exercisable for a period following such date will remain exercisable as provided for the award agreements and incentive plans governing such awards. In the case of Mr. O'Connell's death or disability (as defined in the agreement), the consulting term shall be terminated, and the agreement provides for payment to Mr. O'Connell of a pro-rata portion of the fees for any services previously provided. If the consulting term is terminated other than for death or disability, the agreement provides for payment of a pro-rata portion of the fees for any services previously provided. Following the end of the consulting term, the consulting agreement provides for a 24 month non-compete, non-solicit and non-interference period. In consideration for Mr. O'Connell's compliance with such restrictive covenants, the consulting agreement provides for payment of $42,500 per calendar quarter during the 24 month period.

Ulrich Flatten

On October 7, 2006, we entered into an employment agreement with Dr. Flatten, which was amended in December 2008 and again in December 2011. The agreement, as amended, provides for, among other things, a term of employment until the end of the month in which Dr. Flatten attains the age of 65, with an annual base salary of €484,000, subject to annual increases, and an annual target cash bonus equal to 50% of the applicable year's annual base salary. However, the agreement may be earlier terminated by either party at the end of a calendar month with 12 months prior written notice. Also pursuant to the agreement, Dr. Flatten is entitled to participate in the pension plan for German executives and receive long-term equity incentive awards. Dr. Flatten is entitled to the use of a company car, up to a monthly leasing rate of €1,300.

In the case of Dr. Flatten's temporary disability (as defined in the agreement), the agreement provides for payment of his base salary, prorated if prior to the end of the calendar year, for six months or until termination of his employment, whichever occurs first. In the event of Dr. Flatten's death, the agreement provides for payment of his base salary to his widow and any children under the age of 25 for (i) the month of Dr. Flatten's death and the six months following or (ii) until the date on which Dr. Flatten's employment would have ended by virtue of a previously delivered termination notice or as a result of his attaining the age of 65, whichever occurs first.

John P. Thomas

Employment agreement.    On November 2, 2010, we entered into an employment agreement with Mr. Thomas in connection with his employment with our company as Senior Vice President, Global Business Development, which was later amended on October 31, 2011 in connection with his promotion to CEO of QVC Japan. The agreement, as amended, provides for, among other things, an initial 4 year employment term beginning January 1, 2011 and ending January 1, 2015, with an annual base salary of $520,000, subject to annual increases at our discretion, and an annual discretionary bonus based on the results of our operations and Mr. Thomas' performance. Pursuant to the terms of the agreement, Mr. Thomas' target bonus for 2011 was set at an amount equal to at least 50% of his base salary. After the initial term, the agreement continues for consecutive one year periods unless either party gives written notice of termination six months prior to the expiration of a term. Pursuant to the terms of the agreement, Mr. Thomas received a one-time signing bonus of $200,000. While employed with our company, Mr. Thomas is also eligible to receive one-time bonuses in connection with his involvement in the launch of any new operations in China, France or Canada by December 31, 2012 in the amounts of $250,000, $187,000 or $25,000, respectively. Such new operations in China have been launched in 2012. Also pursuant to the agreement, Mr. Thomas is entitled to certain fringe benefits available to our employees and was entitled to receive a one time relocation assistance payment of $25,000 along with other relocation benefits in connection with his transfer to QVC corporate headquarters in West Chester, PA.

Pursuant to the terms of the agreement, Mr. Thomas was eligible to receive, subject to the approval of the board of directors of Liberty, and did receive in March 2011, options to acquire shares of LINTA. The agreement provides that 12.5% of the number of shares of LINTA stock subject to the grant shall vest every six months from the date of the grant until 100% of the options are fully vested. For as long as Mr. Thomas is employed by our company, he is entitled to participate in any of our long term incentive programs. Mr. Thomas also received a grant of options in November 2011 in connection with his promotion to CEO of QVC Japan.

The agreement provides that, in the event Mr. Thomas is terminated for cause or without good reason (each such term as defined in the agreement), he will be entitled to his accrued but unpaid base salary through the date of termination. In the case of Mr. Thomas' death or disability (as defined in the agreement), the agreement provides for payment of accrued but unpaid base salary to him or his estate, as applicable. If, however, Mr. Thomas terminates his employment for good reason or if his employment is terminated other than for death, disability or cause, he is entitled to receive his then current base salary for one year.

Expatriate assignment agreement.    On October 31, 2011, we entered into a letter agreement with Mr. Thomas. The letter agreement provides for Mr. Thomas' five year assignment as CEO of QVC Japan, based in Japan, beginning September 1, 2011 and ending September 1, 2016, which assignment may be extended by mutual agreement. Pursuant to the letter agreement, Mr. Thomas will continue to receive his base salary and benefits as stated in his employment agreement, with a goods and services differential, which may be adjusted quarterly, to compensate for the higher costs of goods and services in Japan, based upon a notional annual salary of $185,000. The letter agreement provides that, while in Japan, Mr. Thomas will receive the use of a car, as well as subsidized housing, utilities and property fees and taxes up to a maximum of $20,000 per month. The letter agreement also provides for equalization of Mr. Thomas' income tax bill, a one time relocation payment of $20,000 and certain other benefits in connection with the assignment. If Mr. Thomas' employment is terminated while abroad other than for cause (as defined by his employment agreement) or due to his resignation from our company following the satisfactory completion of his assignment in Japan, we will pay all repatriation expenses. If Mr. Thomas' employment is terminated for cause (as defined in Mr. Thomas' employment agreement) or as the result of his resignation prior to his repatriation, we will not pay for any of Mr. Thomas' repatriation expenses. If Mr. Thomas' employment is terminated for cause or as the result of his resignation within six months of his repatriation, then Mr. Thomas will be obligated to refund our company for all repatriation expenses paid by our company.

Claire A. Watts

2007 employment agreement.    On November 27, 2007, we entered into an employment agreement, as amended, with Ms. Watts. The agreement provides for, among other things, an initial 5 year employment term beginning January 7, 2008 and ending January 7, 2013, an annual base salary of $700,000, subject to annual increases at our discretion, an annual bonus equal to a bonus rate, which represents a percentage based on our EBITDA growth for the applicable calendar year, multiplied by Ms. Watts' annual base salary and certain fringe benefits available to our employees. After the initial term, the agreement will continue for consecutive one year periods unless either party gives written notice of termination six months prior to the expiration of a term. Pursuant to the agreement, Ms. Watts is eligible to receive, on an annual basis, restricted shares of and/or options to purchase LINTA with an award value equal to 220% of her base salary at an exercise price of 100% of the fair market value of LINTA on the grant date.

The agreement provides that, in the event Ms. Watts is terminated for cause (as defined in the agreement), she will be entitled to her accrued but unpaid base salary through the date of termination. In the case of Ms. Watts' death or disability (as defined in the agreement), the agreement provides for payment of accrued but unpaid base salary to her or her estate, as applicable. If however, during the initial term of her employment, Ms. Watts terminates her employment for good reason (as defined in the agreement) or if her employment is terminated other than for death, disability or cause, she is entitled to receive her then current base salary for the longer of (i) six months after termination of employment or (ii) the remaining period of time from termination of employment to the expiration of the then current annual period if her employment is terminated prior to the initial term of her agreement or the expiration of the then current extended term if her employment is terminated after the initial term of her agreement and during an extended term period.

2012 amended and restated employment agreement.    On September 6, 2012, we entered into an amended and restated employment agreement with Ms. Watts. The agreement provides for, among other things, an initial five year term beginning January 1, 2013 and ending January 1, 2018, with an annual base salary of $943,824, increasing annually by 3% of the prior year's base salary after the first two years of the term, and an annual target cash bonus equal to 100% of the applicable year's annual base salary which will be determined by us pursuant to criteria established in our annual performance-based bonus program or, in the event Ms. Watts is considered a "covered employee" for any given year for purposes of Section 162(m) of the Code, her bonus will be determined by Liberty's compensation committee based on such criteria as approved in advance by such committee and that are designed in a manner such that the bonus will be treated as "qualified performance-based compensation" within the meaning of Section 162(m). Also pursuant to the agreement, Ms. Watts is entitled to certain fringe benefits available to our employees.

Pursuant to the agreement and subject to the approval of the board of directors of Liberty, within six months of January 1, 2013, Ms. Watts will be granted options to purchase the number of shares of LINTA stock with a Black Sholes Value equal to $15,000,000 (the "2013 LINTA Options") at an exercise price equal to the fair market value (as defined in the Liberty incentive plan under which the equity awards will be granted) of LINTA on the grant date. One-half of the 2013 LINTA Options will vest on December 31, 2016 with the remaining options vesting on December 31, 2017. The options will have a term of 7 years. It is anticipated that Ms. Watts will not receive any additional equity award grants during the term of her employment agreement.

The agreement provides that, in the event Ms. Watts is terminated for cause (as defined in the agreement), she will be entitled to her accrued but unpaid base salary through the date of termination, unpaid expenses, her vested benefits and any amounts due under applicable law. In addition, all equity awards granted to Ms. Watts prior to January 1, 2013 that are outstanding and unvested at the time of her termination for cause (the "Pre-2013 Unvested Awards") and all 2013 LINTA Options then held by Ms. Watts that have not become exercisable as of the date of such termination will be forfeited, and all equity awards granted to Ms. Watts prior to January 1, 2013 that are outstanding and vested but unexercised at the time of such termination (the "Pre-2013 Vested Awards") and all 2013 LINTA Options that are outstanding and vested but unexercised as of the date of such termination will remain exercisable for a period of up to 90 days after the date of such termination or until the original expiration date of the options if sooner. If Ms. Watts terminates her employment without good reason (as defined in the agreement), she will be entitled to her accrued base salary though the date of termination, any declared but unpaid bonus for the calendar year prior to the year of termination, unpaid expenses, her vested benefits and any amounts due under applicable law. She will forfeit all rights to any Pre-2013 Unvested Awards and to any 2013 LINTA Options then held that have not become exercisable as of the date of her termination, any Pre-2013 Vested Awards that are options or similar rights and any 2013 LINTA Options that are outstanding and vested but unexercised will be treated as specified in the applicable agreement governing such equity award. If, however, Ms. Watts terminates her employment for good reason or if her employment is terminated without cause, then she is entitled to receive her base salary for a period of 12 months and a prorated bonus for the calendar year in which her employment was terminated, in addition to accrued base salary through the date of termination, unpaid expenses, her vested benefits and any other amounts due under applicable law. In addition, any Pre-2013 Unvested Awards held on the date of termination that would have vested during the 365-day period following the date of such termination had Ms. Watts continued to be employed by us during such period will vest as of the date of termination. Further, a pro rata portion of each tranche of the 2013 LINTA Options that is not vested on the date of termination will vest as of such date, with such pro rata portion based on the portion of time Ms. Watts was employed by us and our affiliates during the vesting period of such tranche plus 365 days. The exercisability of any Pre-2013 Vested Awards, any vested 2013 LINTA Options and any Pre-2013 Unvested Awards that vest pursuant to the foregoing sentence will be extended to the earlier of the original expiration date of the option or two years from the date of the termination. In the case of Ms. Watts' death or disability (as defined in the agreement), the agreement provides for the right to receive her base salary for a period of 12 months, her accrued base salary through the date of termination, unpaid expenses, any declared but unpaid bonus for the calendar year prior to the year in which the termination occurs, her vested benefits and any amounts due under applicable law. In addition, the Pre-2013 Vested Awards, the Pre-2013 Unvested Awards and the 2013 LINTA Options will immediately vest and become exercisable (to the extent not already vested) and will be exercisable throughout the remainder of the full original term of such equity award. As a condition to Ms. Watts' receipt of any continuing base compensation or bonus payments or the acceleration or extension of her equity awards, Ms. Watts must execute a severance agreement and release in favor of our company in accordance with the procedures set forth in her employment agreement.

Equity Incentive Plans

The 2007 Incentive Plan and the 2010 Incentive Plan are administered by the compensation committee of the Liberty board of directors. Its compensation committee has full power and authority to grant eligible persons the awards described below and to determine the terms and conditions under which any awards are made. The Liberty Incentive Plans are designed to provide additional remuneration to certain employees and independent contractors for exceptional service and to encourage their investment in Liberty and its subsidiaries. Liberty's compensation committee may grant non-qualified stock options, SARs, restricted shares, cash awards, performance awards or any combination of the foregoing under the Liberty Incentive Plans (collectively, "awards").

The maximum number of shares of Liberty common stock with respect to which awards may be issued under the 2007 Incentive Plan is 38,185,000 and under the 2010 Incentive Plan is 40,915,000, subject, in each case, to anti-dilution and other adjustment provisions of the respective plans. With limited exceptions, no person may be granted in any calendar year awards covering more than 6,439,698 shares of Liberty common stock under the 2007 Incentive Plan and 6,546,903 shares of Liberty common stock under the 2010 Incentive Plan (subject, in each case, to anti-dilution and other adjustment provisions of the plans) nor may any person receive under each of the existing incentive plans payment for cash awards during any calendar year in excess of $10 million. Shares of Liberty common stock issuable pursuant to awards made under the Liberty Incentive Plans are made available from either authorized but unissued shares or shares that have been issued but reacquired by Liberty. Each of the 2007 Incentive Plan and the 2010 Incentive Plan has a 5 year term.

1996 Deferred Compensation Plan, As Amended and Restated

Executives of QVC U.S. with an annual rate of pay greater than $200,000 are eligible to participate in the Deferred Compensation Plan. Each eligible executive may elect to defer all or any portion of the total cash remuneration for services he or she would have received in the following calendar year. Deferred compensation elections were required to be made in advance of certain deadlines and must have included (1) the time of payment, subject to certain restrictions and (2) the form of distribution, such as a lump sum payment or substantially equal monthly or annual installments over a five, ten or fifteen year period. Compensation deferred under the Deferred Compensation Plan earns interest at the rate of (1) 12% per annum for elections made prior to December 31, 2005 which have not been subsequently redeferred under any special transition elections or, (2) for all other amounts the prime lending rate identified by the Bank of New York, plus 3%, each compounded annually at the end of the calendar year. The Deferred Compensation Plan can be amended or terminated at any time.

1997 Nonqualified Defined Pension Restoration Plan, As Amended and Restated

The Pension Restoration Plan is unfunded and is maintained primarily for the purpose of providing a select group of QVC U.S.'s management with a nonqualified defined contribution benefit. Effective as of January 1, 2012, the Pension Restoration Plan has been frozen so that no additional amounts may be credited to the Pension Restoration Plan, and no additional employees may be eligible to participate. Participants' existing account balances will continue to be credited with earnings at the rate of, (1) for the period prior to December 31, 2005, 12% per annum for amounts credited for the period from the date on which such amount was credited through October 31, 2011 or, (2) for all other amounts, the prime lending rate identified by the Bank of New York, plus 3%, each compounded annually at the end of the calendar year. Distribution of participants' vested percentages will be made in a single lump sum payment on the first day of the month following such participant's separation from service, with the exception of specified employees who are subject to Section 409A of the Internal Revenue Code of 1986, as amended, and thus receive the payment on the first day of the sixth month of such employee's separation. The Pension Restoration Plan can be amended or terminated at any time.

QVC, Inc. 401(k) Matched Savings Retirement and Success Sharing Plan, As Amended and Restated

The QVC, Inc. 401(k) Matched Savings Retirement and Success Sharing Plan, as Amended and Restated, (the "Savings Plan") allows a participating U.S. employee to elect to defer between 1% and 50% of his or her annual base salary, including overtime but excluding bonuses. Participants are eligible to receive contributions from QVC after one year of service. We will match $1 for each $1 contributed by the employee (or, in the case of plan years prior to January 1, 2010, $0.50 for each $1.00 contributed by the employee), up to a maximum of 6% of the employee's annual compensation subject to additional statutory limitations. We may also make certain discretionary retirement and profit sharing contributions to the Savings Plan. A participant has a vested interest in the retirement contributions, profit sharing contributions and pre-2010 matching contributions when he or she has completed three years of service.

QVC Germany Management Pension Fund

The QVC Germany Executive Pension Plan (the "German Pension Plan") is maintained by QVC Germany for the purpose of providing QVC Germany's management with retirement, disability, and survivor benefits. All QVC Germany executives, directors, other members of management have vested interests in the German Pension Plan after a six-month waiting period. For every covered employee, QVC Germany makes a yearly employer contribution of 3% of the employee's base salary up to a statutorily determined contribution ceiling. Beyond that ceiling, QVC Germany is required under the terms of the German Pension Plan to contribute 9% of the employee's base salary. These employer contributions continue until and including the year in which the employee turns 65 years old. Employees are eligible to receive pensions at the end of the year in which they turn 65, unless they elect to receive a lump sum at retirement and waive all subsequent claims against the German Pension Plan. If the monthly pension payments fall below 97% of the statutory pension amount, then a lump sum will instead be paid out to the beneficiary. The German Pension Plan also provides for a range of survivors' benefits and disability insurance. Disability benefits vary based on the severity of the disability and are available until the employee turns 66 years old. Payments to an employee's survivors, including widows, widowers, and orphans, are also available after the death of the employee for the life of such survivors. These monthly payments may instead be paid in a lump sum at the election of QVC Germany. In order to maintain its characterization under German law as a part of the social welfare system, QVC Germany is limited as to the total amount of benefits that can be paid out to participants, with certain levels of benefits available to a pre-determined percentage of participants in the German Pension Plan.

Grants of plan-based awards

The following table contains information regarding plan-based incentive awards granted during the year ended December 31, 2011 to our named executive officers.

							All other option awards: number of securities underlying options (#)
		Estimated future payouts under non-equity incentive plan awards				All other stock awards: number of shares of stock or units (#)			Grant date fair value of stock and option awards ($)
								Exercise or base price of option awards ($/Sh)
Name	Grant date	Threshold ($)(1)	Target ($)		Maximum ($)(3)

Michael A. George	3/1/2011	700,000	1,000,000	(2)	4,800,000	—	—	—	—
	3/2/2011	—	—		—	—	3,800,000	16.01	27,867,300
Daniel T. O'Connell	3/2/2011	159,341	227,630	(2)	1,092,624	—	—	—	—
	3/2/2011	—	—		—	12,916	—	—	206,785
	3/2/2011	—	—		—	—	65,534	16.01	480,594
Ulrich Flatten	3/1/2011	42,929	306,635	(2)	490,616	—	—	—	—
	3/1/2011	215,665	431,329	(4)	646,994	—	—	—	—
John P. Thomas	3/2/2011	182,000	260,000	(2)	1,248,000	—	—	—	—
	3/2/2011	—	—		—	—	32,092	16.01	235,347
	11/10/2011	—	—		—	—	114,837	15.16	756,833
Claire A. Watts	3/2/2011	560,952	801,360	(2)	3,846,528	—	—	—	—
	3/2/2011	—	—		—	32,727	—	—	523,959
	3/2/2011	—	—		—	—	166,059	16.01	1,217,794

(1)   Represents the threshold amount that would have been payable assuming (x) the lowest corporate performance growth target was achieved and (y) individual performance warranted the minimum payout of bonus based on the applicable corporate performance growth target. See "Compensation Discussion and Analysis—Elements of 2011 Executive Compensation—2011 Performance-based Bonuses."

(2)   Represents the target amount that would have been payable assuming (x) the lowest corporate performance growth target was achieved and (y) individual performance warranted the target/payout of bonus based on the applicable corporate performance growth target. See "Compensation Discussion and Analysis—Elements of 2011 Executive Compensation—2011 Performance-based Bonuses."

(3)   Represents the maximum amount that would have been payable assuming (x) the highest corporate performance growth target was achieved and (y) individual performance warranted the maximum additional increase of bonus determined based on the applicable corporate performance growth target. See "Compensation Discussion and Analysis—Elements of 2011 Executive Compensation—2011 Performance-based Bonuses."

(4)   Represents the target amount that would have been payable to Dr. Flatten under the QVC Germany Long-Term Plan assuming the QVC Germany EBITDA long-term growth target was achieved. "Compensation Discussion and Analysis—Elements of 2011 Executive Compensation—2011 Performance-based Bonuses."

Outstanding equity awards at fiscal year-end

The following table contains information regarding unexercised options and unvested shares of LINTA which were outstanding as of December 31, 2011 and held by our named executive officers, including those awards granted during 2011 and reflected in the "Grants of Plan-Based Awards" table above (other than Dr. Flatten, who did not hold any unexercised options or unvested shares of LINTA as of December 31, 2011).

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)

Michael A. George
Option Awards	9,375	65,625	(1)	3.24	2/27/2016	—		—
	9,375	65,625	(1)	6.00	2/27/2016	—		—
	275,000	225,000	(2)	3.41	4/6/2016	—		—
	275,000	225,000	(2)	6.00	4/6/2016	—		—
	18,750	56,250	(2)	6.00	4/6/2016	—		—
	43,750	56,250	(2)	3.41	4/6/2016	—		—
	246,710	411,185	(3)	12.97	3/1/2017	—		—
	—	3,800,000	(4)	16.01	3/2/2018	—		—
Stock Awards	—	—		—	—	200,000	(5)	3,244,000
	—	—		—	—	80,358	(6)	1,303,407
Daniel T. O'Connell
Option Awards	41,692	31,275	(1)	6.00	2/27/2016	—		—
	41,692	31,275	(1)	3.24	2/27/2016	—		—
	14,388	10,797	(2)	3.41	4/6/2016	—		—
	14,388	10,797	(2)	6.00	4/6/2016	—		—
	25,944	19,461	(2)	6.00	4/6/2016	—		—
	25,944	19,461	(2)	3.41	4/6/2016	—		—
	39,973	66,622	(3)	12.97	3/1/2017	—		—
	8,191	57,343	(7)	16.01	3/2/2018	—		—
Stock Awards	—	—		—	—	20,280	(5)	328,942
	—	—		—	—	13,020	(6)	211,184
	—	—		—	—	12,916	(8)	209,498
John P. Thomas
Option Awards	4,011	28,081	(7)	16.01	3/2/2018	—		—
	1,854	12,983	(9)	15.16	11/10/2018	—		—
	—	100,000	(10)	15.16	11/10/2018	—		—
Claire A. Watts
Option Awards	2,937	8,815	(1)	3.24	2/27/2016	—		—
	2,437	7,315	(1)	6.00	2/27/2016	—		—
	57,870	173,613	(1)	3.24	2/27/2016	—		—
	6,364	9,549	(2)	3.41	4/6/2016	—		—
	6,364	9,549	(2)	6.00	4/6/2016	—		—
	88,014	146,692	(3)	12.97	3/1/2017	—		—
	20,757	145,302	(7)	16.01	3/2/2018	—		—
Stock Awards	—	—		—	—	4,050	(5)	65,691
	—	—		—	—	28,668	(6)	464,995
	—	—		—	—	32,727	(8)	530,832

(1)   Vests semi-annually (based on original amount of grant) over 4 years from February 27, 2009 grant date.

(2)   Vests semi-annually (based on original amount of grant) over 4 years from April 6, 2009 grant date.

(3)   Vests semi-annually (based on original amount of grant) over 4 years from March 1, 2010 grant date.

(4)   Vests 50% on December 15, 2014 and 50% on December 15, 2015.

(5)   Vests annually (based on original amount of grant) over 4 years from February 27, 2009 grant date.

(6)   Vests annually (based on original amount of grant) over 4 years from March 1, 2010 grant date.

(7)   Vests semi-annually (based on original amount of grant) over 4 years from March 2, 2011 grant date.

(8)   Vests annually (based on original amount of grant) over 4 years from March 2, 2011 grant date.

(9)   Vests semi-annually in eight equal installments (based on original amount of grant) beginning on March 2, 2011

(10) Vests semi-annually (based on original amount of grant) over 4 years from November 10, 2011 grant date.

Option exercises and stock vested

The following table sets forth information regarding the exercise of vested options with respect to shares of LINTA and the vesting of restricted shares of LINTA held by our named executive officers, in each case, during the year ended December 31, 2011 (other than Dr. Flatten and Mr. Thomas, who did not exercise any vested options with respect to shares of LINTA or have any vesting events with respect to restricted shares of LINTA).

	Option awards		Stock awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)

Michael A. George	275,000	3,309,168	126,785	2,063,971
Daniel T. O'Connell	—	—	14,480	235,417
Claire A. Watts	63,244	820,283	11,581	186,824

(1)   Includes shares withheld in payment of withholding taxes at the election of the holder.

Nonqualified deferred compensation plans

The following table sets forth information regarding the 1996 Deferred Compensation Plan, as amended and restated, in which Mr. O'Connell participated during the year ended December 31, 2011. No other named executive officers participated in this plan during such time. See "—Executive Compensation Arrangements—1996 Deferred Compensation (As Amended and Restated)" for more information.

Name	Executive contributions in 2011 ($)	Registrant contributions in 2011 ($)	Aggregate earnings in 2011 ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at 12/31/11 ($)

Daniel T. O'Connell	—	—	65,743	—	613,604

Potential payments upon termination or change-in-control

The following table sets forth the potential payments to our named executive officers if their employment had terminated or a change in control had occurred, in each case, as of December 31, 2011. In the event of such a termination or change in control, the actual amounts may be different due to various factors. In addition, we may enter into new arrangements or modify these arrangements from time to time.

The amounts provided in the tables are based on the closing market prices on December 30, 2011, the last trading day of such year, for shares of LINTA, which was $16.22. The value of the options shown in the table is based on the spread between the exercise or base price of the award and the applicable closing market price. The value of the restricted stock shown in the table is based on the applicable closing market price and the number of shares vested.

Each of our named executive officers had received awards and payments under the existing incentive plans as of December 31, 2011 (with the exception of Dr. Flatten). Additionally, our named executive officers are entitled to certain payments upon termination under their respective employment agreements. See "—Executive Compensation Arrangements" above.

Set forth below is a description of the circumstances giving rise to these potential payments and a brief summary of the provisions governing their payout:

Voluntary termination.    Under the existing incentive plans, each named executive officer who holds equity grants would only have a right to the equity grants that vested prior to his termination date.

Termination for cause.    All equity grants (whether vested or unvested) under the existing incentive plans would be forfeited by any named executive officer (other than Mr. George) who is terminated for "cause." Pursuant to Mr. George's employment agreement, his Pre-2011 Vested Awards and vested 2011 LINTA Options would remain exercisable for a short period following his termination for cause. Under the employments agreements for Messrs. George, O'Connell and Thomas and Ms. Watts, all of whom held equity awards as of December 31, 2011, "cause" is defined as (i) committing a material breach of the employment agreement, (ii) fraud, embezzlement or other series misconduct against our company or its affiliates, (iii) the conviction of any felony or, (iv) in the case of Messrs. George and Thomas and Ms. Watts, the conviction of a misdemeanor which conviction relates to such person's suitability for employment in his or her then current position.

Termination without cause or for good reason.    Pursuant to the existing incentive plans and the related award agreements (and except as described below), if a named executive officer were terminated by our company without cause or by such named executive officer for good reason (as applicable), in addition to his vested equity awards, he would be entitled to vesting in full with respect to any outstanding options that would had vested on or prior to such termination. Mr. George's employment agreement with respect to his Pre-2011 Unvested Awards provides that any such awards that would have vested in the 12 months following his termination date will vest as of such termination date. Mr. George's employment agreement also provides that his 2011 LINTA Options would vest as of the date of his termination as to the portion of the unvested awards that could have vested during his employment with QVC (without regard to the cliff vesting feature of the 2011 LINTA Options) and an additional 12 months thereafter.

Death.    In the event of death, the existing incentive plans provide for vesting in full of any outstanding options and the lapse of restrictions on any restricted share awards.

No amounts are shown for payments pursuant to life insurance policies, which we make generally available to our salaried employees.

Disability.    In the event of a disability, which is generally the inability to perform gainful activity for at least 12 months, the existing incentive plans provide for vesting in full of any outstanding options and the lapse of restrictions on any restricted share awards.

No amounts are shown for payments pursuant to short-term and long-term disability policies, which we make available to all our employees.

Change in control.    In case of a change in control, the incentive plans provide for vesting in full of any outstanding options and the lapse of restrictions on any restricted share awards. A change in control is generally defined as:

•
The acquisition of beneficial ownership of at least 20% of the combined voting power of the then outstanding shares of Liberty ordinarily having the right to vote in the election of directors.

•
Any non-exempt person purchases our common stock pursuant to a tender offer or exchange offer, without the prior consent of Liberty's board of directors.

•
The individuals constituting Liberty's board of directors over any two consecutive years cease to constitute at least a majority of the board, subject to certain exceptions that permit the board to approve new members by approval of at least two-thirds of the remaining directors.

•
Any merger, consolidation or binding share exchange that causes the persons who were common stockholders of Liberty immediately prior thereto to lose their proportionate interest in the common stock or voting power of the successor or to have less than a majority of the combined voting power of the then outstanding shares ordinarily having the right to vote in the election of directors, the sale of substantially all of the assets of Liberty or the dissolution of Liberty.

In the case of a change in control described in the last bullet point, Liberty's compensation committee may determine not to accelerate the existing equity awards if equivalent awards will be substituted for the existing awards. For purposes of the tabular presentation below, we have assumed no such determination was made.

Benefits payable upon termination or change in control

Name	Voluntary termination ($)		Termination for cause ($)		Termination without cause or for good reason ($)		Death ($)		Disability ($)		After a change in control ($)

Michael A. George
Severance(1)	—		—		1,500,000		—		—		1,500,000
Base Compensation Continuing Payment(2)	—		—		1,000,000		1,000,000		1,000,000		1,000,000
Pension Restoration Plan Payout(3)	10,878		10,878		10,878		10,878		10,878		10,878
Options	8,104,620	(4)	8,104,620	(4)	12,100,920	(5)	18,238,659	(6)	18,238,659	(6)	18,238,659	(6)
Restricted Stock	—		—		—		4,547,407	(6)	4,547,407	(6)	4,547,407	(6)

Total	8,115,498		8,115,498		14,611,798		23,796,944		23,796,944		25,296,944

Daniel T. O'Connell
Base Compensation Continuing Payment(7)	—		—		453,311		—		—		453,311
Deferred Compensation(8)	614,442		614,442		614,442		614,442		614,442		614,442
Pension Restoration Plan Payout(3)	14,656		14,656		14,656		14,656		14,656		14,656
Options	2,027,733	(4)	—		2,027,733	(4)	3,678,718	(6)	3,678,718	(6)	3,678,718	(6)
Restricted Stock	—		—		—		749,624	(6)	749,624	(6)	749,624	(6)

Total	2,656,831		629,098		3,110,142		5,057,440		5,057,440		5,510,751

Ulrich Flatten
Base Compensation Continuing Payment(9)	—		—		—		357,741		—		—

Total	—		—		—		357,741		—		—

John P. Thomas
Base Compensation Continuing Payment(10)	—		—		506,667		—		—		506,667
Options	2,808	(4)	—		2,808	(4)	128,467	(6)	128,467	(6)	128,467	(6)

Total	2,808		—		509,475		128,467		128,467		635,134

Claire A. Watts
Base Compensation Continuing Payment(11)	—		—		1,766,600		—		—		1,766,600
Compensation Plan Payout(3)	5,266		5,266		5,266		5,266		5,266		5,266
Options	1,251,148	(4)	—		1,251,148	(4)	4,420,999	(6)	4,420,999	(6)	4,420,999	(6)
Restricted Stock	—		—		—		1,061,518	(6)	1,061,518	(6)	1,061,518	(6)

Total	1,256,414		5,266		3,023,014		5,487,783		5,487,783		7,254,383

(1)   If Mr. George's employment had been terminated at QVC's election without cause or by Mr. George for good reason (as defined in his employment agreement) (whether before or within a specified period following a change in control), as of December 31, 2011, he would have been entitled to receive a lump sum payment of $1,500,000. See "—Executive Compensation Arrangements—Michael A. George" above.

(2)   If Mr. George's employment had been terminated at QVC's election without cause or by Mr. George for good reason (whether before or within a specified period following a change in control) or in the event of his death or disability, he would have been entitled to receive a base compensation continuing payment for one year equal to his base salary upon termination.

(3)   Under the Pension Restoration Plan, upon separation from service, a participant would receive a lump sum payment of the vested percentage of such participant's account on the first day of the month following such separation, in this case, January 1, 2012.

(4)   Based on the number of vested options held by each named executive officer at year-end. For more information, see the "Outstanding Equity Awards at Fiscal Year-End" table above.

(5)   Based on (i) the number of vested options held by Mr. George at year-end, (ii) the number of Pre-2011 Unvested Awards that would vest within 365 days of his termination and (iii) a portion of the 2011 LINTA Options that could have vested during his employment with QVC (without regard to the cliff vesting feature of the 2011 LINTA Options) and an additional 12 months thereafter. See "—Executive Compensation Arrangements—Michael A. George" above and the "Outstanding Equity Awards at Fiscal Year-End" table above.

(6)   Based on (i) the number of vested options and (ii) the number of unvested options and the number of shares of restricted stock, in each case, held by each named executive officer at year-end. For more information, see the "Outstanding Equity Awards at Fiscal Year-End" table above.

(7)   If Mr. O'Connell's employment had been terminated at QVC's election other than for death, disability or cause, he would have been entitled to receive his then current base salary for the remaining period of time from the termination of employment to the expiration of the then current extended term. See "—Executive Compensation Arrangements—Daniel T. O'Connell—2003 Employment Agreement" above.

(8)   Based on the amount of his deferred compensation account that was schedule to be distributed, and was distributed, on January 9, 2012, and includes $838 of interest earned in 2012 prior to the distribution date.

(9)   In the event of Dr. Flatten's death, his employment agreement provides for payment of his base salary for (i) the month of Dr. Flatten's death and the six months following (as reflected in the table above), or (ii) until the date on which Dr. Flatten's employment would have ended by virtue of a previously delivered termination notice or as a result of his attaining the age of 65, whichever occurs first.

(10) If Mr. Thomas' employment had been terminated at QVC's election other than for death, disability or cause or by Mr. Thomas for good reason, he would have been entitled to receive his then current base salary for one year. See "—Executive Compensation Arrangements—John P. Thomas—Employment Agreement" above.

(11) If Ms. Watts' employment had been terminated at QVC's election other than for death, disability or cause or by Ms. Watts for good reason, she would have been entitled to receive her then current base salary for the remaining period of time from termination of employment to the expiration of the then current annual period. See "—Executive Compensation Arrangements—Claire A. Watts—2007 Employment Agreement" above.

Compensation of directors

We are an indirectly wholly owned subsidiary of Liberty, and our sole shareholder and director is Liberty QVC Holdings, LLC, which is also an indirectly wholly owned subsidiary of Liberty. Accordingly, no director compensation is paid.

Security ownership

We are a wholly owned subsidiary of Liberty, whose address is 12300 Liberty Boulevard, Englewood, CO 80112. Liberty is a company whose securities are registered under the Exchange Act, and is therefore required to file periodic and current reports and other materials with the SEC. While such information is available, investors are cautioned that Liberty is not the issuer of the notes and is not otherwise a guarantor or obligor (contingent or otherwise) with respect to the notes, and will not otherwise provide credit support for the notes. Therefore, you are directed to rely solely on this prospectus in making your decision with respect to the exchange offer.

The following table sets forth information with respect to the ownership by each of the named executive officers of QVC and executive officers as a group of shares of each series of Liberty common stock. This table does not include ownership information for any directors, as QVC is a Delaware close corporation that has elected to be managed by its shareholder, rather than a board of directors. The security ownership information is given as of November 30, 2012, and, in the case of percentage ownership information, is based upon (1) 512,589,705 shares of Series A Liberty Interactive common stock (LINTA) and (2) 34,970,839 shares of Series A Liberty Ventures common stock (LVNTA), in each case, outstanding on that date. None of the QVC named executive officers or other executive officers own any shares of Series B Liberty Interactive common stock or Series B Liberty Ventures common stock.

Shares of restricted stock that have been granted pursuant to Liberty's incentive plans are included in the outstanding share numbers, for purposes of the table below. Shares of common stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after November 30, 2012, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of that person and for the aggregate percentage owned by the directors and named executive officers as a group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other individual person. So far as is known to QVC, the persons indicated

below have sole voting and dispositive power with respect to the shares indicated as owned by them.

Name	Title of Series	Amount and Nature of Beneficial Ownership		Percent of Series (%)	Voting Power (%)

Michael A. George	LINTA	1,428,395	(1)(2)	*	*
President and Chief Executive Officer	LVNTA	75,226	(1)(2)	*	*
Daniel T. O'Connell	LINTA	241,545	(1)(2)	*	*
Chief Financial Officer	LVNTA	2,017	(1)	*	*
Ulrich Flatten	LINTA	3,770	(1)(2)(3)	*	*
Chief Executive Officer, QVC-Germany	LVNTA	109	(1)(3)	*	*
John P. Thomas	LINTA	72,822	(1)(2)	*	*
Chief Executive Officer, QVC-Japan	LVNTA	750	(1)	*	*
Claire A. Watts	LINTA	237,498	(1)(2)	*	*
Chief Executive Officer, QVC-U.S.	LVNTA	3,998	(1)	*	*
All executive officers as a group (eight persons)	LINTA	2,750,621	(1)(2)(3)	*	*
	LVNTA	89,268	(1)(2)(3)	*	*

*      Less than one percent

(1)   Includes restricted shares, none of which are vested, as follows:

	LINTA	LVNTA

Michael A. George	153,572	7,678
Daniel T. O'Connell	40,340	2,017
Ulrich Flatten	2,191	109
John P. Thomas	15,018	750
Claire A. Watts	79,969	3,998
All executive officers as a group (eight persons)	426,110	21,303

(2)   Includes beneficial ownership of shares that may be acquired upon exercise of stock options exercisable within 60 days after November 30, 2012:

	LINTA	LVNTA

Michael A. George	1,199,513	59,967
Daniel T. O'Connell	185,986	—
Ulrich Flatten	1,579	—
John P. Thomas	57,804	—
Claire A. Watts	145,671	—
All executive officers as a group (eight persons)	2,201,253	59,967

(3)   Due to an internal reorganization, Mr. Flatten ceased to be an executive officer as of May 31, 2012. Accordingly, Mr. Flatten's holdings are not included in the presentation of all of our executive officers as a group.

 Related party transactions

This section describes material transactions by us or any of our subsidiaries with any related party.

Liberty reorganization

On August 9, 2012, Liberty completed the recapitalization of its common stock into shares of the corresponding series of two new tracking stocks, Liberty Interactive and Liberty Ventures. We are now attributed to the Liberty Interactive tracking stock, which tracks the assets and liabilities of Liberty's Interactive Group (the "Interactive Group"). The Interactive Group does not represent a separate legal entity; rather it represents those businesses, assets and liabilities that are attributed to that group. Liberty attributed to its Interactive Group those businesses primarily focused on digital commerce, including the assets and businesses of QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and Celebrate Interactive Holdings, Inc., an equity interest in HSN, Inc. and approximately $500 million in cash held by Liberty and the Interactive Group subsidiaries. The Liberty Ventures tracking stock tracks all of Liberty's other businesses including its interest in equity method investments of Expedia, Inc., TripAdvisor, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. and available-for-sale securities of Time Warner, Time Warner Cable and AOL, which constitute the Ventures Group (the "Ventures Group"). To fund the cash requirements of the Ventures Group, Liberty attributed $1.35 billion in cash to the Ventures Group which was funded by the Interactive Group. Such attributed cash balance consisted of cash from Liberty's balance sheet and $1.15 billion of dividends paid by us to Liberty through our available cash on hand and $800 million in borrowings under our senior secured credit facility. As of the date of the recapitalization, we had $870 million of total outstanding borrowings under our senior secured credit facility.

We paid $9 million of dividends to Liberty during 2010, $205 million of dividends to Liberty during 2011, and $1.68 billion of dividends to Liberty during the first nine months of 2012. In addition, we have paid $109 million in dividends to Liberty subsequent to September 30, 2012. Liberty, however, contributed a net $522 million to us during 2009.

Employment of Vice President and Deputy General Counsel

David W. O'Connor, who is the brother-in-law of Robert R. Bennett, a former director of Liberty (who resigned from that position effective December 14, 2011), presently serves as our Vice President and Deputy General Counsel. Mr. O'Connor received aggregate compensation from QVC for 2011 of approximately $220,900, which is composed of a base salary, a performance-based bonus and other benefits made available generally by QVC. For the year ended December 31, 2012, Mr. O'Connor is expected to receive aggregate compensation of no less than this amount (assuming he remains employed with QVC through the end of the year).

Description of other indebtedness

This section includes summaries of certain indebtedness and certain other long-term liabilities of us and our subsidiaries.

Senior secured notes

Existing 2017 Notes.    We have outstanding senior secured notes due 2017 (the "Existing 2017 Notes") in the aggregate principal amount of $500,000,000 at September 30, 2012. We pay interest of 7.125% per annum on the Existing 2017 Notes, which mature on April 15, 2017. Interest is payable on the Existing 2017 Notes on April 15 and October 15 of each year.

The Existing 2017 Notes are redeemable at our option, in whole or in part, on not less than thirty days nor more than sixty days notice, at the following redemption prices, plus accrued and unpaid interest (if any) to the date of redemption:

If redeemed during the twelve month period commencing April 15 of the year indicated:	Redemption price

2013	103.563%
2014	103.563%
2015	101.781%
2016 and thereafter	100.000%

Existing 2019 Notes.    We have outstanding senior secured notes due 2019 (the "Existing 2019 Notes") in the aggregate principal amount of $1,000,000,000 at September 30, 2012. We pay interest of 7.50% per annum on the Existing 2019 Notes, which mature on October 1, 2019. Interest is payable on the Existing 2019 Notes on April 1 and October 1 of each year.

The Existing 2019 Notes are redeemable at our option, in whole or in part, on not less than thirty days nor more than sixty days notice, at the following redemption prices, plus accrued and unpaid interest (if any) to the date of redemption:

If redeemed during the twelve month period commencing October 1 of the year indicated:	Redemption price

2014	103.750%
2015	102.500%
2016	101.250%
2017 and thereafter	100.000%

Existing 2020 Notes.    We have outstanding senior secured notes due 2020 (the "Existing 2020 Notes") in the aggregate principal amount of $500,000,000 at September 30, 2012. We pay interest of 7.375% per annum on the Existing 2020 Notes, which mature on October 15, 2020. Interest is payable on the Existing 2020 Notes on April 15 and October 15 of each year.

The Existing 2020 Notes are redeemable at our option, in whole or in part, on not less than thirty days nor more than sixty days notice, at the following redemption prices, plus accrued and unpaid interest (if any) to the date of redemption:

If redeemed during the twelve month period commencing April 15 of the year indicated:	Redemption price

2015	103.688%
2016	102.458%
2017	101.229%
2018 and thereafter	100.000%

Security and guarantees.    The Existing Notes are guaranteed by each of our material domestic subsidiaries, and are secured, pari passu with our senior secured credit facility, by a first priority perfected security interest in all of our capital stock.

Covenants.    The Existing Notes restrict us and certain of our subsidiaries from incurring debt, but permit debt as long as our consolidated interest coverage ratio is at least 2.00 to 1.00. In addition, certain other debt is permitted regardless of our consolidated interest coverage ratio, including debt under the senior secured credit facility and debt securities (including the Existing Notes) not exceeding $4.5 billion less the amount of certain mandatory prepayments and commitment reductions thereunder. In addition, the Existing Notes contain other covenants, including, but not limited to, restrictions on restricted payments, indebtedness, liens, affiliate transactions, mergers and acquisitions, and asset sales. The covenants in the indentures governing the Existing Notes are more restrictive in certain respects than the covenants applicable to the notes offered hereby. Certain covenants governing the Existing Notes terminate upon the Existing Notes having investment grade ratings from both Moody's and Standard & Poor's, including but not limited to restrictions on indebtedness, restricted payments and asset sales.

The above description of the Existing Notes is qualified in its entirety by reference to the complete terms contained in the indentures governing the Existing Notes.

Senior secured credit facility

On September 2, 2010, we entered into a credit agreement, which we refer to as our senior secured credit facility. Our senior secured credit facility allows borrowings on a revolving credit basis of up to $2.0 billion, and we had outstanding revolving loans of $851 million as of September 30, 2012. The revolving loan commitments terminate, and the revolving loans under our senior secured credit facility will mature, on September 2, 2015. Our senior secured credit facility provides for $500 million of uncommitted incremental revolving loan commitments or incremental term loans.

Interest.    Borrowings under our senior secured credit facility bear interest at either the alternate base rate or LIBOR at our election in each case plus a margin. Borrowings that are alternate base rate loans will bear interest at a per annum rate equal to the base rate plus a margin that varies between 0.50% and 2.00% depending on our consolidated leverage ratio (as defined in our senior secured credit facility) whether we have an investment grade rating for the loans under our senior secured credit facility or for any of the Existing Notes, and whether the loans are secured by certain collateral. Borrowings that are LIBOR loans will bear interest at a per annum rate equal to the applicable LIBOR plus a margin that varies between 1.50% and 3.00% depending on the same factors that vary the margin for alternate base rate loans. As of September 30, 2012, the interest rate for the loans under our senior secured credit facility was LIBOR plus 1.50%.

Security and guarantees.    Borrowings made by us are guaranteed by each of our material domestic subsidiaries, and borrowings are secured, pari passu with the Existing Notes, by a first priority perfected security interest in all shares of our capital stock. Our senior secured credit facility provides for the borrowings to also be secured by a first priority perfected security interest in all shares of our material domestic subsidiaries if our consolidated leverage ratio (as defined in our senior secured credit facility) is greater than 3.00 to 1.00 for two consecutive fiscal quarters. Our senior secured credit facility also provides for the subsequent release of all security interests, including the lien on the stock of QVC, if our consolidated leverage ratio (as defined in our senior secured credit facility) is less than 2.00 to 1.00 for two consecutive fiscal quarters and no default or event of default is then occurring. On February 17, 2011, the Contingent Collateral was released as collateral for our existing secured indebtedness as a result of our consolidated leverage ratio (as defined in our senior secured credit facility) being less than 2.00 to 1.00 for two consecutive fiscal quarters.

Covenants.    Our senior secured credit facility contains affirmative and negative covenants and a financial covenant that requires us to maintain a consolidated leverage ratio of not greater than 3.25 to 1.00. The negative covenants limit our ability and the ability of our restricted subsidiaries to, among other things:

•
incur additional indebtedness;

•
create liens on property or assets;

•
make certain loans or investments;

•
sell or dispose of assets;

•
pay certain dividends and other restricted payments;

•
dissolve, consolidate or merge;

•
enter into certain transactions with affiliates;

•
enter into sale/leaseback transactions; and

•
restrict subsidiary distributions.

These covenants are subject to significant exceptions.

Events of default.    Our senior secured credit facility also contains certain events of default, including, among other things, the failure to perform or observe terms, covenants or agreements included in our senior secured credit facility, nonpayment defaults on principal, interest or fees under our senior secured credit facility, defaults on other indebtedness in an aggregate principal amount exceeding $100 million if the effect is to permit acceleration, entry of unsatisfied judgments in an aggregate amount in excess of $100 million against us or our subsidiaries, the occurrence of a change of control, failure of any collateral document to create or maintain a required security interest, and certain events related to bankruptcy and insolvency or ERISA matters.

If an event of default occurs, the lenders under our senior secured credit facility may, among other things, terminate their commitments, declare all outstanding borrowings to be immediately due and payable together with accrued interest, and fees and exercise remedies under the collateral documents relating to our senior secured credit facility. We are in compliance in all material respects with the covenants in our senior secured credit facility.

Letters of credit

As of September 30, 2012, we had approximately $32.5 million of trade letters of credit, which are not secured (other than by the covered goods and documents of title in respect of such goods). In addition, we had a $0.5 million standby letter of credit, secured by a cash deposit of the same amount, and a $0.2 million standby letter of credit issued under and secured by our revolving credit agreement.

Interest rate swap arrangements

During the third quarter of 2009, we entered into seven interest rate swap arrangements with an aggregate notional amount of $1.8 billion. Such arrangements provided for payments that began in March 2011 and will extend to March 2013. We make fixed payments at rates ranging from 2.98% to 3.67% and receive variable payments at 3 month LIBOR (0.39% at September 30, 2012). During the year ended December 31, 2011, we entered into seven additional interest rate swap arrangements with an aggregate notional amount of $1.4 billion that partially offset the existing 2009 swap arrangements. Such arrangements provided for payments that began in June 2011 and will extend to March 2013. We receive fixed payments ranging from 0.57% to 0.95% and pay variable payments at 3 month LIBOR (0.39% at September 30, 2012). These swap arrangements do not qualify as cash flow hedges under U.S. GAAP. Accordingly, changes in the fair value of the swaps are reflected in gain or loss on financial instruments in the accompanying consolidated statements of operations.

Description of notes

As used below in this "Description of notes" section, the "Issuer" means QVC, Inc., a Delaware corporation, and its successors, but not any of its subsidiaries. On July 2, 2012, the Issuer issued $500 million aggregate principal amount of 5.125% Senior Secured Notes due 2022, or the "original notes", under an Indenture dated as of July 2, 2012 (the "Indenture"), among the Issuer, the Guarantors and U.S. Bank National Association, as trustee (the "Trustee").

As part of our sale of the original notes, we are required, among other things, to complete this exchange offer, exchanging the original notes for new registered 5.125% Senior Secured Notes due 2022, or the "exchange notes." The exchange notes are substantially identical to the original notes, except the exchange notes are registered under the Securities Act, and the transfer restrictions and registration rights, and related special interest provisions, applicable to the original notes will not apply to the exchange notes. The exchange notes will represent the same debt as the original notes and we will issue the exchange notes under the Indenture (the same indenture we used in issuing the original notes). The terms of the original notes and the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, or the "Trust Indenture Act." The original notes and the exchange notes are collectively referred to herein as the "Notes."

The following is a summary of the material terms and provisions of the Indenture, the Notes and the Note Guarantees, as well as the Security Documents (as defined below). The following summary does not purport to be a complete description of these documents and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture and the Security Documents. You may obtain a copy of the Indenture and the Security Documents from the Issuer at its address set forth elsewhere in this prospectus. You can find definitions of certain terms used in this description under "—Certain definitions."

Principal, maturity and interest

The Notes will mature on July 2, 2022. The Notes will bear interest at the rate shown on the cover page of this prospectus, payable on January 2 and July 2 of each year, commencing on January 2, 2013 to Holders of record at the close of business on December 15 or June 15, as the case may be, immediately preceding the relevant interest payment date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

The Notes will be issued in registered form, without coupons, and in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

An aggregate principal amount of Notes equal to $500,000,000 was issued in the offering of original notes. The Issuer may issue additional Notes having identical terms and conditions to the Notes being issued in this offering, except for issue date, issue price and first interest payment date, in an unlimited aggregate principal amount (the "Additional Notes"), subject to compliance with the covenants described under "—Certain covenants—Limitations on incurrence of indebtedness" and "—Limitations on liens." Any Additional Notes will be part of the same issue as the Notes being issued in this offering and will be treated as one class with the Notes being issued in this offering, including for purposes of voting, redemptions and offers to purchase. Any Additional Notes will be secured equally and ratably with the Notes, the Existing Notes, the obligations under the Credit Agreement, the obligations under any

Specified Swap Agreements (as defined below) and the obligations under any other parity indebtedness permitted to be incurred under the Indenture. See "—Security." For purposes of this "Description of notes" section, (a) except for the covenants described under "—Certain covenants—Limitations on incurrence of indebtedness" and "—Limitations on liens," references to the Notes include Additional Notes, if any, and (b) references to the Notes include the Exchange Notes.

Methods of receiving payments on the notes

If a Holder has given wire transfer instructions to the Issuer at least ten Business Days prior to the applicable payment date, the Issuer (through the paying agent) will make all payments on such Holder's Notes by wire transfer of immediately available funds to the account specified in those instructions. Otherwise, payments on the Notes will be made at the office or agency of the paying agent (the "Paying Agent") and registrar (the "Registrar") for the Notes within the City and State of New York unless the Issuer elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Ranking

The Notes offered hereby will be general senior obligations of the Issuer. The Notes will rank senior in right of payment to all existing and future obligations of the Issuer that are, by their terms, expressly subordinated in right of payment to the Notes and pari passu in right of payment with all existing and future senior obligations of the Issuer that are not so subordinated. Each Note Guarantee (as defined below) will be a general senior obligation of the applicable Guarantor and will rank senior in right of payment to all existing and future obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such Note Guarantee and pari passu in right of payment with all existing and future senior obligations of such Guarantor that are not so subordinated. See "—Note Guarantees."

The Notes offered hereby will be secured, equally and ratably with all existing obligations of the Issuer and the Guarantors under the Credit Agreement, the Existing Notes and the Specified Swap Agreements. The Initial Collateral (as defined below) consists of a first-priority security interest, subject to Permitted Liens, on all shares of the capital stock of the Issuer. The security interest is subject to a number of important limitations and qualifications. See "—Security."

As of September 30, 2012, there was approximately $2.0 billion aggregate principal amount of indebtedness outstanding under the Existing Notes, and approximately $1.1 billion of availability under the Credit Agreement, all of which ranks (or will rank, if drawn) equally with the Notes in right of payment and would share ratably in the proceeds of the assets securing the Notes. As of September 30, 2012, we had $3.1 billion in notional amount of Specified Swap Agreements that were secured equally and ratably with our Credit Agreement, the Existing Notes and the Notes. Although the Indenture will contain limitations on the amount of additional secured Indebtedness that the Issuer and the Restricted Subsidiaries may incur, under certain circumstances, the amount of such Indebtedness could be substantial. See "—Certain covenants—Limitations on incurrence of indebtedness" and "—Limitations on liens." In the event that the assets securing the Notes, the Existing Notes, the Credit Agreement, the Specified Swap Agreements and any other parity indebtedness permitted to be incurred under the Indenture are insufficient to satisfy such obligations in full, the unsatisfied amounts would constitute general senior unsecured obligations of the Issuer and the Guarantors and would rank equally with such senior unsecured indebtedness. See "—Security."

The Notes and each Note Guarantee will be effectively subordinated to any obligations secured by Permitted Liens (other than any Permitted Parity Indebtedness), to the extent of the value of the assets of the Issuer and the relevant Guarantor that are subject to such Permitted Liens. As of September 30, 2012, the Issuer and the Guarantors had approximately $61 million of senior indebtedness outstanding (other than under the Credit Agreement, the Existing Notes, the Notes and the Specified Swap Agreements), which consisted of capital leases, all of which ranks equally in right of payment with the Notes but is effectively senior to the Notes with respect to the assets securing such debt.

Not all of our Subsidiaries will guarantee the Notes. Our Non-Material Domestic Subsidiaries, Unrestricted Subsidiaries and Foreign Subsidiaries will not be Guarantors. As a result, the Notes and each Note Guarantee will be structurally subordinated to all existing and future obligations, including Indebtedness, of these Subsidiaries. Claims of creditors of these Subsidiaries, including trade creditors, will generally have priority as to the assets of these Subsidiaries over the claims of the Issuer and the Guarantors and the holders of Indebtedness of the Issuer and the Guarantors, including the Notes and the Note Guarantees. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us. For the nine months ended September 30, 2012, our non-guarantor Subsidiaries represented approximately 34.5% of our consolidated net revenue and 18.6% of our Adjusted OIBDA. In addition, as of September 30, 2012, they held approximately 23.8% of our consolidated assets and approximately $1.4 billion of obligations (consisting predominantly of trade payables, deferred tax liabilities, certain other liabilities and no indebtedness for borrowed money), to which the Notes have been structurally subordinated. See "—Note Guarantees."

Note Guarantees

The Issuer's obligations under the Notes and the Indenture will be jointly and severally guaranteed (the "Note Guarantees") by each Material Domestic Subsidiary, any Subsidiary that guarantees the obligations under the Credit Agreement or any other Permitted Parity Indebtedness and any other Restricted Subsidiary that the Issuer shall otherwise cause to become a Guarantor pursuant to the terms of the Indenture. Our Non-Material Domestic Subsidiaries, Unrestricted Subsidiaries and Foreign Subsidiaries will not be Guarantors, and therefore the Notes and the related Note Guarantees will be structurally subordinated to all existing and future obligations of these Subsidiaries. The guarantees of the Existing Notes by the Guarantors are referred to herein as the "Existing Note Guarantees." See "—Ranking."

As of the Issue Date, all of our Subsidiaries except QVC Italia S.r.l. (Italy) will be Restricted Subsidiaries. However, under the circumstances described below under "—Certain covenants—Limitations on designation of unrestricted subsidiaries," the Issuer will be permitted to designate any of its Subsidiaries, other than any Subsidiary that continues to guarantee the obligations under the Credit Agreement or other parity indebtedness permitted to be incurred under the Indenture, as "Unrestricted Subsidiaries." The effect of designating a Subsidiary as an "Unrestricted Subsidiary" will be that:

•
an Unrestricted Subsidiary will not be subject to many of the restrictive covenants in the Indenture;

•
a Subsidiary that is a Guarantor and that is designated an Unrestricted Subsidiary will be released from its Note Guarantee and its obligations under the Indenture; and

•
the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Issuer for purposes of calculating compliance with the restrictive covenants contained in the Indenture.

The obligations of each Guarantor under its Note Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees under the Credit Agreement and the Existing Note Guarantees) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment for distribution under its Note Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on adjusted net assets of each Guarantor.

A Guarantor will be released from its obligations under its Note Guarantee and its obligations under the Indenture:

(1)   in the event of dissolution of such Guarantor;

(2)   if such Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of the Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively; or

(3)   upon the release or discharge of the guarantee by such Guarantor of the Credit Agreement or such other indebtedness that resulted in the creation of such Note Guarantee, except a discharge or release by or as a result of payment under such other guarantee.

See "—Certain covenants—Limitations on designation of unrestricted subsidiaries."

Security

General

Initially, the Notes will be secured, subject to Permitted Liens, by a first priority security interest in all shares of the capital stock of the Issuer (the "Initial Collateral"). In the future, subject to the provisions in "—Certain covenants—Limitations on liens," the Notes will also be secured, subject, as to priority and otherwise, to certain exceptions and subject to Permitted Liens, by a first-priority perfected lien and security interest in any additional assets that secure the Credit Agreement, the Existing Notes, the Existing Note Guarantees, the Specified Swap Agreements and any other Permitted Parity Indebtedness (the "Future Collateral" and together with the Initial Collateral, the "Collateral"). The Credit Agreement currently provides that, under certain circumstances, the Credit Agreement may become secured by the capital stock of or equity interests in our Material Domestic Subsidiaries that are owned by the Issuer or a Guarantor.

Upon the occurrence of an Event of Default, the proceeds from the sale of Collateral securing the Notes could be insufficient to satisfy our obligations under the Notes. No appraisals of any of the Collateral have been prepared in connection with this offering. Moreover, the amount to be received upon such a sale would be dependent upon numerous factors, including the timing and manner of such sale. By its nature, the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral, if saleable, can be sold in a short period of time.

The security interest in the Collateral will be shared equally and ratably among the Notes (including Additional Notes, if any), the Existing Notes, the Credit Agreement, the Specified Swap Agreements and any other Permitted Parity Indebtedness. See "—Certain covenants—Limitations on incurrence of indebtedness" and "—Limitations on liens."

There can be no assurance that the holders of the Notes will ever have the benefit of a lien on any Future Collateral.

After-acquired guarantees

From and after the Issue Date, the Indenture requires the Issuer to cause any Material Domestic Subsidiary and any Subsidiary that otherwise guarantees the Credit Agreement, the Existing Notes or any other Permitted Parity Indebtedness to Guarantee the Notes.

Liens with respect to the collateral

Prior to the Issue Date, the Initial Collateral was pledged pursuant to a pledge agreement between the Parent Pledgor and the Collateral Agent for the benefit of the Secured Parties under the Credit Agreement and the holders of Existing Notes. The Collateral Agent entered into an amended and restated pledge agreement (the "Parent Pledge Agreement") concurrently with the issuance of the Notes on the Issue Date to add the holders of the Notes as Secured Parties. This security interest secures the payment and performance when due of all of the obligations of the Issuer under the Notes, the Indenture, the Registration Rights Agreement and the applicable Security Documents. This security interest also continues to secure the obligations under the Existing Notes, the Credit Agreement and the Specified Swap Agreements on an equal and ratable basis, and will secure any other Permitted Parity Indebtedness on an equal and ratable basis. See "—Ranking."

The Collateral Agent will determine the time and method by which the security interests in the Collateral will be enforced and will have the sole and exclusive right to manage, perform and enforce the terms of the applicable Security Documents relating to the Collateral and to exercise and enforce all privileges, rights and remedies thereunder, including to take or retake control or possession of such Collateral and hold, prepare for sale, marshall, process, sell, lease, dispose of or liquidate such Collateral, including, without limitation, following the occurrence of an Event of Default under the Indenture. Prior to the repayment in full in cash of all obligations under the Credit Agreement, neither the Trustee nor the Holders of the Notes will be entitled to exercise or be entitled to participate in providing instructions in respect of remedies and enforcement to the Collateral Agent, including the right to enforce the actions pursuant to the Security Documents, request any action, institute proceedings, give any instructions or notices, make any election, make collections, sell or otherwise foreclose on any portion of the Collateral or receive any payment (except for the right to receive payments as expressly set forth under the Security Documents).

Under the Security Documents, the Collateral Agent's obligations to the Trustee and the Holders of Notes (collectively, the "Indenture Secured Parties") are limited to holding the Collateral for the ratable benefit of the Indenture Secured Parties, enforcing the rights of the Indenture Secured Parties (in their capacity as such) with respect to the Collateral, and distributing to the Secured Parties any proceeds received from the sale, collection or realization of the Collateral.

In addition, none of the Collateral Agent, any lender or agent under the Credit Agreement or any provider of hedges under Specified Swap Agreements will be liable to the Trustee or the Holders of Notes for any actions with respect to the creation, perfection or continuation of the security interests on the Collateral, actions with respect to the occurrence of a default or an event of default, actions with respect to the foreclosure upon, sale, release, or depreciation of, or failure to realize upon, any of the Collateral, actions with respect to the collection of any claim for all or any part of the obligations under the Notes from any debtor, guarantor or any other party or the valuation, use or protection of the Collateral.

If any Secured Party is required in any insolvency or liquidation proceeding or otherwise to turn over or otherwise pay any amount to the estate of the Issuer or any Guarantor (or any trustee, receiver or similar person therefor) because the payment of such amount was declared to be fraudulent or preferential in any respect or for any other reason, any such amount (a "Recovery"), whether received as proceeds of security, enforcement of any right of setoff or otherwise, then as among the parties hereto, the obligations owing to such party shall be deemed to be reinstated to the extent of such Recovery and to be outstanding as if such payment had not occurred, and such Secured Party shall be entitled to a reinstatement of obligations with respect to all such recovered amounts and shall have all rights as a Secured Party under the Security Documents with respect thereto.

Subject to the terms of the Security Documents, the Issuer and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral and to freely operate the Collateral and to collect, invest and dispose of any income therefrom. Unless an Event of Default has occurred with respect to any obligations secured by the Parent Pledge Agreement and the Collateral Agent has given notice of its intent to exercise rights against the Collateral, the Parent Pledgor will have the right to receive dividends paid in respect of the shares constituting the Initial Collateral and to exercise all voting rights with respect to the shares constituting the Initial Collateral.

Sufficiency of collateral

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the retail industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral will also be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In addition, in the event of a bankruptcy, the ability of the Holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described below.

Certain bankruptcy limitations

The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default may be significantly impaired by any Bankruptcy Law in the event that a bankruptcy case were to be commenced by or against the Issuer or any Guarantor prior to the Collateral Agent's having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, the value of the Collateral at any time during a bankruptcy case or whether or to what extent Holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys' fees to a secured creditor during a debtor's bankruptcy case to the extent the value of such creditor's interest in the Collateral owned by such debtor is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral.

Furthermore, in the event a domestic or foreign bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes, the Holders of the Notes would hold secured claims only to the extent of the value of the Collateral to which the Holders of the Notes are entitled, and unsecured claims with respect to such shortfall.

Release of collateral

The Issuer and the Guarantors will be entitled to the release of the following property and other assets constituting Collateral from the Liens securing the Notes and the Note Guarantees under any one or more of the following circumstances:

(1)   in the case of a Guarantor that is released from its Note Guarantee pursuant to the terms of the Indenture, the property and assets of such Guarantor;

(2)   concurrently with any release of such Collateral under the Credit Agreement, the Existing Notes and all other then outstanding Permitted Parity indebtedness;

(3)   any Collateral that is sold (other than any such sale to another grantor of Collateral) in a transaction permitted by the Credit Agreement; or

(4)   as described under "—Amendment, supplement and waiver."

The Credit Agreement currently allows for a release of all the Collateral if the Issuer's consolidated leverage ratio calculated in accordance with the provisions of the Credit Agreement is less than 2.00 to 1.00 for two consecutive fiscal quarters. See "Description of other indebtedness." In that circumstance, the Collateral would also be released from the security interests securing the Notes and the Existing Notes.

The Liens on the Collateral will also be released upon (i) payment in full of the principal of, together with accrued and unpaid interest, on the Notes and all other Obligations under the Indenture, the Note Guarantees, the Registration Rights Agreement and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under "—Legal defeasance and covenant defeasance" or a discharge of the Indenture as described below under "—Satisfaction and discharge."

Any certificate or opinion required by Section 314(d) of the Trust Indenture Act in connection with obtaining the release of any Collateral may be made by an Officer of the Issuer, except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert.

Notwithstanding anything to the contrary in this "Description of notes" section, the Issuer and its Subsidiaries will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if they determine in good faith, based on the advice of counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including "no action" letters or exemptive orders, all or the relevant portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral.

Without limiting the generality of the foregoing, certain no action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of the Issuer's business without requiring the Issuer to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. The Issuer and the Guarantors may, subject to the provisions of the Indenture, among other things, without any release or consent by the Collateral Agent, conduct ordinary course activities with respect to the Collateral, including, without limitation:

•
selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Security Documents that has become worn out, defective, obsolete or not used or useful in the business;

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abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Security Documents;

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surrendering or modifying any franchise, license or permit subject to the Lien of the Security Documents that it may own or under which it may be operating;

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altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances;

•
granting a license of any intellectual property;

•
selling, transferring or otherwise disposing of inventory in the ordinary course of business;

•
collecting accounts receivable in the ordinary course of business;

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making cash payments (including for the repayment of Indebtedness or interest) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Indenture and the Security Documents; and

•
abandoning any intellectual property that is no longer used or useful in the Issuer's business.

Mandatory redemption

The Issuer will not be required to redeem the Notes prior to maturity. However, we may at any time and from time to time purchase Notes in the open market or otherwise as described under "—Change of control" and "—Optional redemption."

Optional redemption

Redemption at a make-whole premium

The Notes are redeemable at the Issuer's election, in whole or in part at any time upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the greater of:

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100% of the aggregate principal amount of the Notes to be redeemed, or

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as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

"Adjusted Treasury Rate" means, with respect to any redemption date:

•
the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life (as defined below), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•
if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date. Any weekly average yields calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward.

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities ("Remaining Life").

"Comparable Treasury Price" means (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

"Reference Treasury Dealer" means any primary U.S. Government securities dealer in New York City selected by us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

The Issuer will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed. If the Issuer elects to partially redeem the Notes, the Trustee will select in a fair and appropriate manner the Notes to be redeemed.

Unless the Issuer defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portion thereof called for redemption.

Selection and notice of redemption

In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $2,000 or less shall be redeemed in part. In addition, if a partial redemption is made pursuant to the provisions described under "—Redemption with proceeds from equity offerings," selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless that method is otherwise prohibited.

Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the date of redemption to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the Holder of the Note upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the Paying Agent for the Notes funds in satisfaction of the redemption price (including accrued and unpaid interest on the Notes to be redeemed) pursuant to the Indenture.

Change of control

If a Change of Control Triggering Event (as defined below) occurs with respect to the Notes, unless the Issuer has exercised its right to redeem the Notes as described above, the Issuer will be required to make an offer to repurchase all or, at the Holder's option, any part (equal to $2,000 or any integral multiple of $1,000 in excess thereof) of each Holder's Notes pursuant to a Change of Control Offer (as defined below).

In the Change of Control Offer, the Issuer will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes to be purchased plus accrued and unpaid interest, if any, on the Notes repurchased, to, but not including, the date of purchase (the "Change of Control Payment").

Within 30 days following any Change of Control Triggering Event with respect to the Notes, the Issuer will be required to mail a notice to Holders of Notes, with a copy to the Trustee for the Notes, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes (a "Change of Control Offer") on the date specified in the notice, which date will be no earlier than 30 and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Issuer must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event.

On the Change of Control Payment Date, the Issuer will be required, to the extent lawful, to:

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accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

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deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of notes properly tendered; and

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deliver or cause to be delivered to the Trustee the notes properly accepted together with an Officer's Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased.

The Paying Agent will be required to promptly pay, to each Holder who properly tendered Notes, the purchase price for such Notes, and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer. In the event that such third party terminates or defaults its offer, the Issuer will be required to make a Change of Control Offer treating the date of such termination or default as though it were the date of the Change of Control Triggering Event.

For purposes of the repurchase provisions of the Notes, the following terms will be applicable:

(i)    "Below Investment Grade Rating Event" means the Notes are rated below an Investment Grade Rating by each of the Rating Agencies on any date during the period commencing 60 days prior to the date of the first public notice of an arrangement that could result in a Change of Control and ending at the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Holders of Notes in writing at their request that the reduction was the result, in whole or in part, of any event or circumstance comprising or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event);

(ii)   "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Below Investment Grade Rating Event occurring in respect of that Change of Control;

(iii)  "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) if by Moody's and BBB- (or the equivalent) if by Standard & Poor's.

(iv)  "Moody's" means Moody's Investors Service, Inc. and any successor to its rating agency business;

(v)   "Rating Agencies" means (1) each of Moody's and Standard & Poor's; and (2) if any of Moody's or Standard & Poor's ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a "nationally recognized statistical rating organization" as such term is defined for purposes of Section 3(a)(62) of the Exchange Act, that the Issuer selects (as certified by an Officer of ours) as a replacement agency for Moody's or Standard & Poor's, or both of them, as the case may be; and

(vi)  "Standard & Poor's" means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. and any successor to its rating agency business.

Certain covenants

The Indenture will contain, among others, the following covenants:

Limitations on incurrence of indebtedness

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness; provided that the Issuer or any Restricted Subsidiary may incur additional Indebtedness, in each case, if, after giving effect to such incurrence and the application of the proceeds therefrom, the Consolidated Interest Coverage Ratio would be at least 2.00 to 1.00 (the "Coverage Ratio Exception").

Notwithstanding the above, each of the following shall be permitted (the "Permitted Indebtedness"):

(1)   Indebtedness of the Issuer and any Guarantor under the Credit Facilities (including the Notes and the Existing Notes) in an aggregate amount at any time outstanding not to exceed $5,000,000,000;

(2)   the Note Guarantees and the Existing Note Guarantees;

(3)   Indebtedness of the Issuer and the Restricted Subsidiaries to the extent outstanding on the Issue Date (other than Indebtedness referred to in clause (1), (2) or (4));

(4)   (x) Indebtedness of the Issuer or any Restricted Subsidiary owed to any other Restricted Subsidiary or the Issuer and (y) guarantees by any Restricted Subsidiary or the Issuer of any Indebtedness of the Issuer or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Issuer or a Restricted Subsidiary, as applicable, the Issuer or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (4);

(5)   Indebtedness in respect of bid, performance or surety bonds issued for the account of the Issuer or any Restricted Subsidiary in the ordinary course of business, including guarantees or obligations of the Issuer or any Restricted Subsidiary with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(6)   Purchase Money Indebtedness incurred by the Issuer or any Restricted Subsidiary, and Refinancing Indebtedness thereof, in an aggregate amount not to exceed at any time outstanding $100.0 million;

(7)   Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(8)   Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(9)   Refinancing Indebtedness with respect to Indebtedness incurred pursuant to the Coverage Ratio Exception or clause (2) or (3) above or this clause (9);

(10) indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets of the Issuer or any Restricted Subsidiary or Equity Interests of a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Equity Interests for the purpose of financing or in contemplation of any such acquisition; provided that (a) any amount of such obligations included on the face of the balance sheet of the Issuer or any Restricted Subsidiary shall not be permitted under this clause (10) and (b) in the case of a disposition, the maximum aggregate liability in respect of all such obligations outstanding under this clause (10) shall at no time exceed the gross proceeds actually received by the Issuer and the Restricted Subsidiaries in connection with such disposition;

(11) Indebtedness of Subsidiaries that are not Guarantors if, after giving effect to such incurrence and the application of the proceeds thereof, the aggregate principal amount of such indebtedness does not exceed $425.0 million (less the amount of any Indebtedness secured by a Lien permitted under clause (23) of the definition of "Permitted Liens" which Indebtedness is not incurred pursuant to this clause (11)); and

(12) Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate amount not to exceed $250.0 million at any time outstanding.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (12) above or is entitled to be incurred pursuant to the Coverage Ratio Exception, the Issuer shall, in its sole discretion, classify such item of Indebtedness and may divide and classify such Indebtedness in more than one of the types of Indebtedness described and may later reclassify any item of Indebtedness described in clauses (1) through (12) above (provided that at the time of reclassification it meets the criteria in such category or categories), except that Indebtedness outstanding under the Credit Agreement and the Notes issued on the Issue Date (and any Exchange Notes and guarantees thereof) shall be deemed to have been incurred under clause (1) above. In addition, for purposes of determining any particular amount of Indebtedness under this covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included so long as incurred by a Person that could have incurred such Indebtedness.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed or first incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

Limitations on restricted payments

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment unless at the time of such Restricted Payment:

(1)   no Default shall have occurred and be continuing or shall occur as a consequence thereof; and

(2)   after giving effect to such incurrence and the application of proceeds therefrom the Consolidated Leverage Test would be satisfied.

The foregoing provisions will not prohibit:

(1)   the payment by the Issuer or any Restricted Subsidiary of any dividend within 60 days after the date of declaration thereof, if on the date of declaration the payment would have complied with the provisions of the Indenture;

(2)   the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests (provided that any transfers of the Equity Interests of the Issuer will be subject to the provisions of the Parent Pledge Agreement);

(3)   the redemption of Subordinated Indebtedness of the Issuer or any Restricted Subsidiary (a) in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests (provided that any transfers of the Equity Interests of the Issuer will be subject to the provisions of the Parent Pledge Agreement), (b) in exchange for, or out of the proceeds of the substantially concurrent incurrence of, Refinancing Indebtedness permitted to be incurred under "—Limitations on incurrence of indebtedness" and the other terms of the Indenture or (c) upon a Change of Control or in connection with a sale of assets to the extent required by the agreement governing such Subordinated Indebtedness but only if the Issuer shall have complied with the covenants described under "—Change of control" and purchased all Notes validly tendered pursuant to the relevant offer prior to redeeming such Subordinated Indebtedness;

(4)   (x) prior to the consummation of an initial public offering, payments to Parent to permit Parent, and which are used by Parent or (y) after the consummation of an initial public offering, payments to the Issuer to permit the Issuer, and which are used by the Issuer, to redeem Equity Interests of Parent or the Issuer, as the case may be, held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates), upon their death, disability, retirement, severance or termination of employment or service; provided that the aggregate cash consideration paid for all such redemptions shall not exceed $25.0 million during any twelve consecutive months;

(5)   payments permitted pursuant to clause (3) of the covenant described under "—Limitations on transactions with affiliates";

(6)   repurchases of Equity Interests deemed to occur upon the exercise of stock options if the Equity Interests represent a portion of the exercise price thereof;

(7)   [Reserved];

(8)   payments by the Issuer to Parent or its subsidiaries to the extent necessary to pay principal and interest when due in respect of Indebtedness of Parent and its subsidiaries;

(9)   Restricted Payments pursuant to and in accordance with stock option plans or other benefit plans for directors, management, employees or consultants of the Issuer and its Subsidiaries; or

(10) other Restricted Payments in an aggregate amount from and after the Issue Date not to exceed $50.0 million;

provided that in the case of any Restricted Payment pursuant to clause (3), (8) or (10) above, no Default shall have occurred and be continuing or occur as a consequence thereof.

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

Limitations on dividend and other restrictions affecting restricted subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)   pay dividends or make any other distributions on or in respect of its Equity Interests;

(b)   make loans or advances or pay any Indebtedness or other obligation owed to the Issuer or any other Restricted Subsidiary; or

(c)    transfer any of its assets to the Issuer or any other Restricted Subsidiary;

except for:

(1)   encumbrances or restrictions existing under or by reason of applicable law, regulation or order;

(2)   encumbrances or restrictions existing under the Indenture, the Notes, the Note Guarantees, Exchange Notes (and any guarantees thereof) and the Security Documents;

(3)   non-assignment provisions of any contract or any lease entered into in the ordinary course of business;

(4)   encumbrances or restrictions existing under agreements existing on the Issue Date (including, without limitation, the Credit Agreement, the Existing Notes Indentures, the Existing Notes and the Existing Note Guarantees) as in effect on that date;

(5)   restrictions relating to any Lien permitted under the Indenture imposed by the holder of such Lien that limit the right of the relevant obligor to transfer assets that are subject to such Lien;

(6)   restrictions imposed under any agreement to sell assets permitted under the Indenture to any Person pending the closing of such sale;

(7)   any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(8)   any other agreement governing Indebtedness entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date;

(9)   customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements, shareholder agreements and other similar agreements that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture, corporation or similar Person;

(10) Purchase Money Indebtedness incurred in compliance with the covenant described under "—Limitations on incurrence of indebtedness" that impose restrictions of the nature described in clause (c) above on the assets acquired;

(11) restrictions on cash or other deposits or net worth imposed by suppliers or landlords under contracts entered into in the ordinary course of business; and

(12) any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above; provided that such amendments or refinancings are not materially more restrictive with respect to such encumbrances and restrictions than those prior to such amendment or refinancing.

Limitations on transactions with affiliates

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (an "Affiliate Transaction"), unless such Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm's-length basis by the Issuer or that Restricted Subsidiary from a Person that is not an Affiliate of the Issuer or that Restricted Subsidiary.

The foregoing restrictions shall not apply to:

(1)   transactions between or among the Issuer and its Restricted Subsidiaries not involving any other Affiliate;

(2)   reasonable director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, and Stock Compensation Plans) and indemnification arrangements;

(3)   transactions pursuant to the Tax Liability Allocation and Indemnification Agreement;

(4)   loans and advances permitted by clause (3) of the definition of "Permitted Investments";

(5)   Restricted Payments of the type described in clause (1), (2) or (4) of the definition of "Restricted Payment" and which are made in accordance with the covenant described under "—Limitations on restricted payments";

(6)   (x) any agreement in effect on the Issue Date and disclosed in the offering memorandum for the original notes, as in effect on the Issue Date or as thereafter amended or replaced in any manner, that, taken as a whole, is not more disadvantageous to the Holders or the Issuer in any material respect than such agreement as it was in effect on the Issue Date or (y) any transaction pursuant to any agreement referred to in the immediately preceding clause (x);

(7)   any transaction with a joint venture or similar entity which would constitute an Affiliate Transaction solely because the Issuer or a Restricted Subsidiary owns an equity interest in or otherwise controls such joint venture or similar entity; provided that no Affiliate of the Issuer or any of its Subsidiaries other than the Issuer or a Restricted Subsidiary shall have a beneficial interest in such joint venture or similar entity;

(8)   ordinary overhead arrangements in which any Subsidiary participates; and

(9)   (a) any transaction with an Affiliate where the only consideration paid by the Issuer or any Restricted Subsidiary is Qualified Equity Interests or (b) the issuance or sale of any Qualified Equity Interests.

Limitations on liens

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien (other than Permitted Liens) of any nature whatsoever against any assets (including Equity Interests of a Restricted Subsidiary) of the Issuer or any Restricted Subsidiary, whether owned at the Issue Date or thereafter acquired, which Lien secures Indebtedness, Hedging Obligations or trade payables.

The foregoing shall not apply to Liens on Collateral to secure Indebtedness ("Permitted Parity Indebtedness") in an aggregate principal amount not exceeding $5,000,000,000; provided that (i) such Permitted Parity Indebtedness shall be secured by a Lien that is equal and ratable or junior to the Lien in favor of the Trustee with respect to the Notes and the Note Guarantees, (ii) any Liens incurred pursuant to this paragraph in favor of holders of Indebtedness that is not incurred under a Credit Facility shall be subject to terms no more favorable to such holders than the Liens in favor of the Trustee with respect to the Notes and the Note Guarantees unless such Liens equally and ratably secure the Notes and Note Guarantees, and (iii) any Liens incurred pursuant to this paragraph in favor of holders of Indebtedness that is incurred under a Credit Facility shall be subject to terms no more favorable to such holders than the Liens in favor of the secured parties under the Credit Agreement as in effect on the Issue Date unless such Liens equally and ratably secure the Notes and Note Guarantees; provided that, at a time when there is no Credit Agreement outstanding, Liens incurred pursuant to this paragraph in favor of holders of Permitted Parity Indebtedness that ranks pari passu with the Notes may be entitled to participate in providing instructions in respect of remedies and enforcement to the Collateral Agent with respect to the Collateral ratably with the holders of any other such Indebtedness and the holders of the Notes in proportion to the amount of obligations under such Indebtedness.

Liens, if any, securing Indebtedness outstanding under the Credit Agreement, Existing Notes and the Notes on the Issue Date will be deemed to have been incurred pursuant to the preceding paragraph.

Limitations on designation of unrestricted subsidiaries

The Issuer may designate any Subsidiary (including any newly formed or newly acquired Subsidiary) of the Issuer as an "Unrestricted Subsidiary" under the Indenture (a "Designation") only if:

(1)   no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(2)   at the time of and immediately after giving effect to such Designation, the Consolidated Leverage Test would be satisfied.

No Subsidiary shall be Designated as an "Unrestricted Subsidiary" unless such Subsidiary:

(1)   has no Indebtedness other than Non-Recourse Debt and other obligations arising by operation of law, including joint and several liability for taxes, ERISA obligations and similar items, except, in each case, pursuant to Investments which are made in accordance with the covenant described under "—Limitations on restricted payments";

(2)   is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary unless the terms of the agreement, contract, arrangement or understanding comply with the covenant described above under "—Limitations on transactions with affiliates";

(3)   is a Person with respect to which neither the Issuer nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve the Person's financial condition or to cause the Person to achieve any specified levels of operating results, except, in each case, pursuant to Investments which are made in accordance with the covenant described under "—Limitations on restricted payments"; and

(4)   will not become a Subsidiary of the Issuer or its other Subsidiaries (other than another Unrestricted Subsidiary) where the Issuer or such other Subsidiary will become a general partner of any such Subsidiary.

If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture on the date that is 30 days after the Issuer or any Restricted Subsidiary has obtained knowledge of such failure (unless such failure has been cured by such date), and any Indebtedness of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary at such time and, if the Indebtedness is not permitted to be incurred under the covenant described under "—Limitations on incurrence of indebtedness" or the Lien is not permitted under the covenant described under "—Limitations on liens," the Issuer shall be in default of the applicable covenant.

The Issuer may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a "Redesignation") only if:

(1)   no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

(2)   all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes of the Indenture.

All Designations and Redesignations must be evidenced by resolutions of the Board of Directors of the Issuer and an Officer's Certificate certifying compliance with the foregoing provisions delivered to the Trustee.

Limitations on sale and leaseback transactions

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale and Leaseback Transaction; provided that the Issuer or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1)   such Sale and Leaseback Transaction involves a lease for a term of not more than three years; or

(2)   such Sale and Leaseback Transaction is between the Issuer and one of its Restricted Subsidiaries or between any of the Issuer's Restricted Subsidiaries; or

(3)   the Issuer or such Restricted Subsidiary could have (a) incurred the Indebtedness attributable to such Sale and Leaseback Transaction pursuant to the covenant described under "—Limitations on incurrence of indebtedness" and (b) incurred a Lien to secure such Indebtedness without equally and ratably securing the Notes pursuant to the covenant described under "—Limitations on liens" or the lease in the Sale and Leaseback Transaction is not a capital lease and the aggregate proceeds from such arrangements since the Issue Date do not exceed $150.0 million; or

(4)   the Issuer or such Restricted Subsidiary applies an amount equal to the net proceeds of such Sale and Leaseback Transaction within 365 days after such Sale and Leaseback Transaction to the retirement or other discharge of Indebtedness of the Issuer or a Restricted Subsidiary.

Limitations on mergers, consolidations, etc.

The Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into another Person, or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Issuer or the Issuer and the Restricted Subsidiaries (taken as a whole) or (b) adopt a Plan of Liquidation unless, in either case:

(1)   either:

  (a)   the Issuer will be the surviving or continuing Person; or

  (b)   the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the "Successor") is a corporation, limited liability company or limited partnership organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by agreements in form and substance reasonably satisfactory to the Trustee, all of the obligations of the Issuer under the Notes and the Indenture;

(2)   immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default shall have occurred and be continuing; and

(3)   immediately after and giving effect to such transaction and the assumption of the obligations set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, the Consolidated Leverage Test would be satisfied.

For purposes of this covenant, any Indebtedness of the Successor which was not Indebtedness of the Issuer immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.

Except as provided in the fourth paragraph under "—Note Guarantees," no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, unless:

(1)   either:

  (a)   such Guarantor will be the surviving or continuing Person; or

  (b)   the Person formed by or surviving any such consolidation or merger is another Guarantor or assumes, by agreements in form and substance reasonably satisfactory to the Trustee, all of the obligations of such Guarantor under the Note Guarantee of such Guarantor, the Indenture, the Registration Rights Agreement and the Security Documents; and

(2)   immediately after giving effect to such transaction, no Default shall have occurred and be continuing.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Issuer, will be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

Upon any consolidation, combination or merger of the Issuer or a Guarantor, or any transfer of all or substantially all of the assets of the Issuer or Guarantor in accordance with the foregoing, in which the Issuer or such Guarantor is not the continuing obligor under the Notes or its Note Guarantee, the surviving entity formed by such consolidation or into which the Issuer or such Guarantor is merged or the Person to which the conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Issuer or such Guarantor under the Indenture, the Registration Rights Agreement, the Notes and the Note Guarantees with the same effect as if such surviving entity had been named therein as the Issuer or such Guarantor and, except in the case of a lease, the Issuer or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on the Notes or in respect of its Note Guarantee, as the case may be, and all of the Issuer's or such Guarantor's other obligations and covenants under the Notes, the Indenture and its Note Guarantee, if applicable.

Notwithstanding the foregoing, any Restricted Subsidiary may consolidate with, merge with or into or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to the Issuer or another Restricted Subsidiary; provided if such Restricted Subsidiary is a Guarantor, that the surviving entity remains or becomes a Guarantor.

Additional Note Guarantees

If, after the Issue Date, (a) any Restricted Subsidiary (including any newly formed, newly acquired or newly Redesignated Restricted Subsidiary) becomes a Material Domestic Subsidiary, (b) any Restricted Subsidiary (including any newly formed, newly acquired or newly Redesignated Restricted Subsidiary) guarantees any Indebtedness under any Permitted Parity Indebtedness or (c) the Issuer otherwise elects to have any Restricted Subsidiary become a Guarantor, then, in each such case, the Issuer shall cause such Restricted Subsidiary to:

(1)   execute and deliver to the Trustee (a) a supplemental indenture in form and substance satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuer's obligations under the Notes and the Indenture and (b) a notation of guarantee in respect of its Note Guarantee; and

(2)   deliver to the Trustee one or more opinions of counsel that such supplemental indenture (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms (subject to customary qualifications).

Conduct of business

The Issuer will not, and will not permit any Restricted Subsidiary to, change its line of business conducted by the Issuer and its Restricted Subsidiaries on the Issue Date (other than businesses incidental or related thereto).

Reports

The Indenture will provide that notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Issuer will file with the SEC:

(1)   within the time period specified in the SEC's rules and regulations for a non-accelerated filer, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2)   within the time period specified in the SEC's rules and regulations for a non-accelerated filer, reports on Form 10-Q (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(3)   promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified in the SEC's rules and regulations), such other reports on Form 8-K (or any successor or comparable form), and

(4)   any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Notes, including by posting such reports on the primary website of the Issuer or its Subsidiaries, in addition to providing such information to the Trustee and the holders, in the case of Form 10-K within 30 days, and in each other case within 15 days, after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act as a non-accelerated filer.

In the event that:

(a)   the rules and regulations of the SEC permit the Issuer and any direct or indirect parent of the Issuer to report at such parent entity's level on a consolidated basis and

(b)   such parent entity of the Issuer is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of the Issuer, such consolidated reporting at such parent entity's level in a manner consistent with that described in this covenant for the Issuer will satisfy this covenant.

In addition, the Issuer will make such information available to prospective investors upon request. In addition, the Issuer has agreed that, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, it will furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Issuer will be deemed to have furnished such reports referred to above to the Trustee and the holders if the Issuer has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available; provided, however, that the Trustee shall have no obligation to determine whether or not the Issuer shall have made such filings. In addition, such requirements shall be deemed satisfied prior to the commencement, if required, of the exchange offer contemplated by the Registration Rights Agreement relating to the Notes or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement and/or shelf registration statement in accordance with the provisions of such Registration Rights Agreement, and any amendments thereto, if such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant.

In the event that any direct or indirect parent of the Issuer is or becomes a Guarantor, the Indenture will permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such direct or indirect parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent and any of its Subsidiaries other than the Issuer and its Subsidiaries, on the one hand, and the information relating to the Issuer, the Guarantors and the other Subsidiaries of the Issuer on a standalone basis, on the other hand.

Limitations on asset sales

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1)   at the time of such transaction (or, if earlier, the date of the commitment to enter into such transaction) and after giving effect thereto and to the use of proceeds thereof, (a) no Default shall have occurred and be continuing, and (b) the Consolidated Leverage Test would be satisfied; and

(2)   if such Asset Sale involves the disposition of Collateral, the Issuer or such Subsidiary has complied with the provisions of the Indenture and the Security Documents.

Payment for consent

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Fall-away event

If on any date following the Issue Date (i) the Notes have investment grade ratings from both Moody's and Standard & Poor's, and the Issuer has delivered written notice of such investment grade ratings to the Trustee, and (ii) no Default has occurred and is continuing under the Indenture, then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the ratings of the Notes or the occurrence of any Default, the covenants specifically listed under the following captions in this "Description of notes" section will no longer be applicable to the Notes (collectively, the "Terminated Covenants"):

(1)   "—Limitations on incurrence of indebtedness";

(2)   "—Limitations on restricted payments";

(3)   "—Limitations on dividend and other restrictions affecting restricted subsidiaries";

(4)   "—Limitations on asset sales";

(5)   clause (3) under "—Limitations on mergers, consolidations, etc."; and

(6)   "—Limitations on transactions with affiliates."

No Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture or the Notes with respect to the Terminated Covenants based on, and none of the Issuer or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring after the Notes attain an investment grade rating, regardless of whether such actions or event would have been permitted if the applicable Terminated Covenants remained in effect.

There can be no assurance that the Notes will ever achieve investment grade ratings.

Events of default

Each of the following will constitute an "Event of Default" under the Indenture:

(1)   failure by the Issuer to pay interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 30 days;

(2)   failure by the Issuer to pay the principal on any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise;

(3)   failure by the Issuer to comply with any of its agreements or covenants described above under "—Certain covenants—Limitations on mergers, consolidations, etc." or in respect of its obligations to make a Change of Control Offer as described under "—Change of control";

(4)   failure by the Issuer to comply with any other agreement or covenant in the Indenture and continuance of this failure for 30 days after notice of the failure has been given to the Issuer by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

(5)   default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness of the Issuer or any Restricted Subsidiary, whether such Indebtedness now exists or is incurred after the Issue Date, which default:

  (a)   is caused by a failure to pay at final maturity principal on such Indebtedness within the applicable express grace period and any extensions thereof,

  (b)   results in the acceleration of such Indebtedness prior to its express final maturity, or

  (c)    results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or the applicable security documents to take ownership of, the assets securing such Indebtedness, and in each case, the principal amount of such Indebtedness, together with any other Indebtedness with respect to which an event described in clause (a), (b) or (c) has occurred and is continuing, aggregates $100.0 million or more (and provided that for purposes of this clause (5) only, "Indebtedness" shall include any Hedging Obligations with the "principal amount" of any Hedging Obligations at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Issuer or such Restricted Subsidiary would be required to pay if the agreement with respect to such Hedging Obligations terminated at such time);

(6)   one or more judgments or orders that exceed $100.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Issuer or any Restricted Subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered;

(7)   the Issuer or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

  (a)   commences a voluntary case,

  (b)   consents to the entry of an order for relief against it in an involuntary case,

  (c)    consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

  (d)   makes a general assignment for the benefit of its creditors;

(8)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

  (a)   is for relief against the Issuer or any Significant Subsidiary as debtor in an involuntary case,

  (b)   appoints a Custodian of the Issuer or any Significant Subsidiary or a Custodian for all or substantially all of the assets of the Issuer or any Significant Subsidiary, or

  (c)    orders the liquidation of the Issuer or any Significant Subsidiary,

and the order or decree remains unstayed and in effect for 60 days;

(9)   any Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of the Indenture and the Note Guarantee);

(10) (a) the security interest under the Security Documents, at any time, ceases to be in full force and effect for any reason other than in accordance with the terms of the Indenture and the Security Documents, (b) any security interest created thereunder or under the Indenture is declared invalid or unenforceable by a court of competent jurisdiction or (c) the Issuer, any Guarantor, the Parent Pledgor or any of their respective Affiliates asserts, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable; or

(11) the Parent Pledgor shall fail to observe or perform any covenant, condition or agreement contained in the Parent Pledge Agreement, and such failure shall continue unremedied for a period of 30 days after notice thereof from the Collateral Agent (as defined in the Parent Pledge Agreement) to the Parent Pledgor.

If an Event of Default specified in clause (7) or (8) with respect to the Issuer or any Guarantor occurs, all outstanding Notes shall become due and payable without any further action or notice. If an Event of Default specified in clause (1) or (2) occurs, the Trustee or the holders of at least 25% in aggregate principal amount then outstanding of the Notes, by written notice to the Issuer and the Trustee, may declare all amounts owing under the Notes to be due and payable. If any other Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Issuer or any Guarantor), shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Issuer, or the Holders of at least 25% in aggregate principal amount then outstanding by written notice to the Issuer and the Trustee, may declare all amounts owing under the Notes to be due and payable. Upon such declaration of acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding Notes shall immediately become due and payable; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of such outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest have been cured or waived as provided in the Indenture.

The Trustee shall, within 30 days after the occurrence of any Default with respect to the Notes give the Holders notice of all uncured Defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes or a Default in complying with "—Certain covenants—Limitations on mergers, consolidations, etc.," the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Holders.

No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless the Trustee:

(1)   has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in aggregate principal amount of Notes outstanding;

(2)   has been offered indemnity satisfactory to it in its reasonable judgment; and

(3)   has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request.

However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest on such Note on or after the due date therefor (after giving effect to the grace period specified in clause (1) of the first paragraph of this "—Events of default" section).

The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and, upon any Officer of the Issuer becoming aware of any Default, a statement specifying such Default and what action the Issuer is taking or proposes to take with respect thereto.

Legal defeasance and covenant defeasance

The Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the Notes and the Note Guarantees, and the Indenture shall cease to be of further effect as to all outstanding Notes and Note Guarantees except as to:

(1)   rights of Holders to receive payments in respect of the principal of and interest on the Notes when such payments are due from the trust funds referred to below,

(2)   the Issuer's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3)   the rights, powers, trust, duties, and immunities of the Trustee, and the Issuer's obligation in connection therewith, and

(4)   the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to most of the covenants under the Indenture, except as described otherwise in the Indenture ("Covenant Defeasance"), and thereafter any omission to comply with such obligations shall not constitute a Default. In the event Covenant Defeasance occurs, certain Events of Default (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer apply. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)   the Issuer must irrevocably deposit with the Trustee, as trust funds, in trust solely for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer, to pay the principal of and interest on the Notes on the stated date for payment or on the redemption date of the principal or installment of principal of or interest on the Notes,

(2)   in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States confirming that:

  (a)   the Issuer has received from, or there has been published by the Internal Revenue Service, a ruling, or

  (b)   since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon the opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3)   in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred,

(4)   no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit),

(5)   the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under the Indenture or a default under any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound (other than any such Default or default resulting solely from the borrowing of funds to be applied to such deposit),

(6)   the Issuer shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by it with the intent of preferring the Holders over any other of its creditors or with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others, and

(7)   the Issuer shall have delivered to the Trustee an Officer's Certificate and an opinion of counsel, each stating that the conditions provided for in, in the case of the Officer's Certificate, clauses (1) through (6) and, in the case of the opinion of counsel, clauses (2) and/or (3) and (5) of this paragraph have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then the obligations of the Issuer and the obligations of Guarantors under the Indenture will be revived and no such defeasance will be deemed to have occurred.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes which shall survive until all Notes have been canceled) as to all outstanding Notes when either:

(1)   all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the Trustee for cancellation, or

(2)   (a) all Notes not delivered to the Trustee for cancellation otherwise (i) have become due and payable, (ii) will become due and payable, or may be called for redemption, within one year or (iii) have been called for redemption pursuant to the provisions described under "—Optional redemption," and, in any case, the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds, in trust solely for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation,

  (b)   the Issuer has paid all sums payable by it under the Indenture, and

  (c)    the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.

In addition, the Issuer must deliver an Officer's Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

Transfer and exchange

A Holder will be able to register the transfer of or exchange of Notes only in accordance with the provisions of the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Without the prior consent of the Issuer, the Registrar is not required (1) to register the transfer of or exchange any Note selected for redemption, (2) to register the transfer of or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or (3) to register the transfer or exchange of a Note between a record date and the next succeeding interest payment date.

The Notes will be issued in registered form and the registered Holder will be treated as the owner of such Note for all purposes.

Amendment, supplement and waiver

Subject to certain exceptions, the Indenture or the Notes may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of, the Indenture may be waived (other than any continuing Default in the payment of the principal or interest on the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in principal amount of the Notes then outstanding; provided that, without the consent of each Holder affected, no amendment or waiver may:

(1)   reduce, or change the maturity of, the principal of any Note;

(2)   reduce the rate of or extend the time for payment of interest on any Note;

(3)   reduce any premium payable upon redemption of the Notes or change the date on, or the circumstances under, which any Notes are subject to redemption (other than provisions relating to the purchase of Notes described above under "—Change of control," except that if a Change of Control has occurred, no amendment or other modification of the obligation of the Issuer to make a Change of Control Offer relating to such Change of Control shall be made without the consent of each Holder of the Notes affected);

(4)   make any Note payable in money or currency other than that stated in the Notes;

(5)   modify or change any provision of the Indenture or the related definitions to affect the ranking of the Notes or any Note Guarantee in a manner that adversely affects the Holders;

(6)   reduce the percentage of Holders necessary to consent to an amendment or waiver to the Indenture or the Notes;

(7)   waive a default in the payment of principal of or premium or interest on any Notes (except a rescission of acceleration of the Notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration);

(8)   impair the rights of Holders to receive payments of principal of or interest on the Notes on or after the due date therefor or to institute suit for the enforcement of any payment on the Notes;

(9)   release any Guarantor that is a Material Domestic Subsidiary from any of its obligations under its Note Guarantee or the Indenture, except as permitted by the Indenture, or amend the definition of Material Domestic Subsidiary in a manner adverse to Holders; or

(10) make any change in these amendment and waiver provisions.

In addition, without the consent of at least 75% in aggregate principal amount of Notes then outstanding, an amendment, supplement or waiver may not modify any Security Document or the provisions of the Indenture dealing with the Security Documents or application of trust moneys, or otherwise release any Collateral, in each case in any manner that materially and adversely affects the rights of the Holders to equally and ratably share in the Liens provided for in the Security Documents in a manner that is materially disproportionate to the effect of such amendment, supplement or waiver on the holders of the other obligations secured by the Security Documents.

Notwithstanding the foregoing, the Issuer and the Trustee (or, in the case of Security Documents, the Collateral Agent) may amend the Indenture, the Security Documents, the Note Guarantees or the Notes without the consent of any Holder, to cure any ambiguity, defect or inconsistency; to provide for uncertificated Notes in addition to or in place of certificated Notes; to provide for the assumption of the Issuer's or a Guarantor's obligations to the Holders in the case of a merger, consolidation or sale of all or substantially all of the assets in accordance with "—Certain covenants—Limitations on mergers, consolidations, etc."; to release any Guarantor from any of its obligations under its Note Guarantee or the Indenture (to the extent permitted by the Indenture); to make any change that does not materially adversely affect the rights of any Holder; in the case of the Indenture, to maintain the qualification of the Indenture under the Trust Indenture Act; to mortgage, pledge, hypothecate or grant any other Lien in favor of the Trustee for the benefit of the Holders of the Notes as additional security for the payment and performance of all or any portion of the obligations under the Notes and the Indenture in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a Lien is required to be granted to or for the benefit of the Trustee or the Collateral Agent pursuant to the Indenture, any of the Security Documents or otherwise; to add or remove holders of any Permitted Parity Indebtedness (or any agent acting on their behalf) to any Security Documents or to release Collateral from the Lien of the Indenture and the Security Documents when permitted or required by the Security Documents or the Indenture. The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor will have any liability for any obligations of the Issuer under the Notes or the Indenture or of any Guarantor under its Note Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the

Note Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws. It is the view of the SEC that this type of waiver is against public policy.

Concerning the trustee

U.S. Bank National Association will be the Trustee under the Indenture and has been appointed by the Issuer as Registrar and Paying Agent with regard to the Notes. The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that, in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

Governing law

The Indenture, the Notes and the Note Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

"2009 Notes" means the 7.50% Senior Secured Notes due 2019 issued by the Issuer on September 25, 2009.

"2009 Notes Indenture" means the indenture governing the 2009 Notes dated as of September 25, 2009, among the Issuer and certain of its subsidiaries party thereto and the trustee named therein from time to time, as amended, restated, supplemented or otherwise modified from time to time in accordance with the requirements thereof.

"2010 Notes" means the 7.125% Senior Secured Notes due 2017 and the 7.375% Senior Secured Notes due 2020 issued by the Issuer on March 23, 2010.

"2010 Notes Indenture" means the indenture governing each series of the 2010 Notes dated as of March 23, 2010, among the Issuer and certain of its subsidiaries party thereto and the trustee named therein from time to time, as amended, restated, supplemented or otherwise modified from time to time in accordance with the requirements thereof.

"Acquired Indebtedness" means (1) with respect to any Person that becomes a Restricted Subsidiary after the Issue Date, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary that was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (2) with respect to the

Issuer or any Restricted Subsidiary, any Indebtedness of a Person (other than the Issuer or a Restricted Subsidiary) existing at the time such Person is merged with or into the Issuer or a Restricted Subsidiary, or Indebtedness expressly assumed by the Issuer or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person, which Indebtedness was not, in any case, incurred by such other Person in connection with, or in contemplation of, such merger or acquisition.

"Additional Interest" means all additional interest then owing pursuant to the Registration Rights Agreement.

"Affiliate" of any Person means any other Person which directly or indirectly Controls or is Controlled by, or is under direct or indirect common Control with, the referent Person.

"Affiliated Persons" mean, with respect to any specified Person, (a) such specified Person's parents, spouse, siblings, descendants, stepchildren, step grandchildren, nieces and nephews and their respective spouses, (b) the estate, legatees and devisees of such specified Person and each of the Persons referred to in clause (a), and (c) any company, partnership, trust or other entity or investment vehicle Controlled by any of the Persons referred to in clause (a) or (b) or the holdings of which are for the primary benefit of any of such Persons.

"amend" means to amend, supplement, restate, amend and restate or otherwise modify, including successively, and "amendment" shall have a correlative meaning.

"asset" means any asset or property.

"Asset Acquisition" means

(1)   an Investment by the Issuer or any Restricted Subsidiary in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary, or shall be merged with or into the Issuer or any Restricted Subsidiary, or

(2)   the acquisition by the Issuer or any Restricted Subsidiary of all or substantially all of the assets of any other Person or any division or line of business of any other Person.

"Asset Sale" means any sale, issuance, conveyance, transfer, lease, assignment or other disposition by the Issuer or any Restricted Subsidiary to any Person other than the Issuer or any Restricted Subsidiary (including by means of a Sale and Leaseback Transaction or a merger or consolidation) (collectively, for purposes of this definition, a "transfer"), in one transaction or a series of related transactions, of any assets of the Issuer or any of its Restricted Subsidiaries other than in the ordinary course of business. For purposes of this definition, the term "Asset Sale" shall not include:

(1)   transfers of cash or Cash Equivalents;

(2)   transfers of assets (including Equity Interests) that are governed by, and made in accordance with, the covenant described under "—Certain covenants—Limitations on mergers, consolidations, etc.";

(3)   Permitted Investments and Restricted Payments permitted under the covenant described under "—Certain covenants—Limitations on restricted payments";

(4)   the creation of or realization on any Lien permitted under the Indenture;

(5)   transfers of inventory and damaged, worn out or obsolete equipment or assets that are no longer used or useful in the business of the Issuer or its Restricted Subsidiaries;

(6)   sales or grants of licenses or sublicenses to use the patents, trade secrets, know-how and other intellectual property, and licenses, leases or subleases of other assets, of the Issuer or any Restricted Subsidiary to the extent not materially interfering with the business of Issuer and the Restricted Subsidiaries;

(7)   any transfer or series of related transfers that, but for this clause, would be Asset Sales, if the aggregate Fair Market Value of the assets transferred in such transaction or any such series of related transactions does not exceed $50.0 million;

(8)   (x) Asset Sales by the Issuer or any Guarantor to any other Guarantor or the Issuer and (y) Asset Sales of any Subsidiary that is not a Guarantor to any other Subsidiary that is not a Guarantor; and

(9)   any transfer or series of transfers that, but for this clause, would be Asset Sales if consummated at a time when, after giving pro forma effect thereto, (x) the Consolidated Leverage Ratio is less than or equal to 2.50 to 1.00, and (y) no Default shall have occurred and be continuing or occur as a consequence thereof.

"Bankruptcy Law" means Title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

"Board of Directors" means, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person, or the functional equivalent of the foregoing, (ii) in the case of any limited liability company, the board of managers of such Person, (iii) in the case of any partnership, the Board of Directors of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing or, in each case, other than for purposes of the definition of "Change of Control," any duly authorized committee of such body.

"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

"Capitalized Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP; provided however, that any obligations relating to a lease that would have been accounted by such Person as an operating lease in accordance with GAAP as of the Issue Date shall be accounted for as an operating lease and not a Capitalized Lease Obligation for all purposes under the Indenture.

"Cash Equivalents" means:

(1)   marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition;

(2)   certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any commercial bank organized under the laws of the United States or any state thereof;

(3)   commercial paper of an issuer rated at least A-1 by Standard & Poor's or P-1 by Moody's, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within six months from the date of acquisition;

(4)   repurchase obligations of any commercial bank satisfying the requirements of clause (2) of this definition, having a term of not more than 30 days, with respect to securities issued or fully guaranteed or insured by the United States government;

(5)   securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by Standard & Poor's or A by Moody's;

(6)   securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the requirements of clause (2) of this definition;

(7)   money market mutual or similar funds that invest exclusively in assets satisfying the requirements of clauses (1) through (6) of this definition;

(8)   money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated AAA by Standard & Poor's or Aaa by Moody's and (iii) have portfolio assets of at least $5,000,000,000; and

(9)   in the case of any Foreign Subsidiary, investments substantially comparable to any of the foregoing investments with respect to the country in which such Foreign Subsidiary is organized.

"Change of Control" means the occurrence of any of the following events:

(1)   the acquisition of beneficial ownership by any person or group (excluding any Permitted Holder or group Controlled by any Permitted Holder) of more than 30% of the aggregate voting power of all outstanding classes or series of the Issuer's voting stock and such aggregate voting power exceeds the aggregate voting power of all outstanding classes or series of the Issuer's voting stock beneficially owned by the Permitted Holders collectively, and either (a) such person or group is a Disqualified Person or (b) on any day until the date that is six months after the date on which such person or group becomes such beneficial owner, the Issuer is rated by one of Moody's or Standard & Poor's and the rating assigned by either of them is not an investment grade rating;

(2)   after the consummation of an initial public offering, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Issuer (together with any new directors whose election by the Board of Directors or whose nomination for election by the equityholders of the Issuer was approved by a vote of the majority of the directors of the Issuer then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Issuer's Board of Directors then in office; or

(3)   the Issuer shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Issuer.

For purposes of this definition, a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

"Collateral" has the meaning set forth under "—Security—General."

"Collateral Agent" means JPMorgan Chase Bank, N.A. in its capacity as collateral agent under the Security Documents and any successors in such capacity.

"Consolidated Amortization Expense" for any period means the amortization expense of the Issuer and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

"Consolidated Cash Flow" for any period means, without duplication, the sum of the amounts for such period of

(1)   Consolidated Net Income, plus

(2)   in each case only to the extent (and in the same proportion) deducted in determining Consolidated Net Income,

  (a)   Consolidated Income Tax Expense,

  (b)   Consolidated Amortization Expense (but only to the extent not included in Consolidated Interest Expense),

  (c)    Consolidated Depreciation Expense,

  (d)   Consolidated Interest Expense net of consolidated interest income of the Issuer and its Restricted Subsidiaries, and

  (e)   stock compensation, as reported in the Issuer's financial statements,

in each case determined on a consolidated basis in accordance with GAAP; provided that

(i)    the aggregate amount of all other non-cash charges, expenses or losses reducing such Consolidated Net Income (excluding any non-cash charge, expense or loss that results in an accrual of a reserve for cash charges in any future period and any non-cash charge, expense or loss relating to write-offs, write-downs or reserves with respect to accounts or inventory) for such period, and

(ii)   the aggregate amount of all non-cash items, determined on a consolidated basis,

to the extent such items increased Consolidated Net Income for such period will, in each case, be excluded from Consolidated Net Income for purposes of this definition only.

"Consolidated Depreciation Expense" for any period means the depreciation expense of the Issuer and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

"Consolidated Income Tax Expense" for any period means the provision for taxes of the Issuer and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.

"Consolidated Interest Coverage Ratio" means the ratio of (i) Consolidated Cash Flow during the most recent four consecutive full fiscal quarters for which financial statements are available (the "Four-Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the "Transaction Date") to (ii) Consolidated Interest Expense for such Four-Quarter Period. For purposes of this definition, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1)   the incurrence of any Indebtedness or the issuance of any Preferred Stock of the Issuer or any Restricted Subsidiary (and the application of the proceeds thereof) and any repayment of other Indebtedness or redemption of other Preferred Stock (and the application of the proceeds therefrom) (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period; and

(2)   any Asset Sale, asset sale which is solely excluded from the definition of Asset Sale pursuant to clause (9) of such definition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Issuer or any Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition or as a result of a Redesignation) incurring Acquired Indebtedness and also including any Consolidated Cash Flow (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) associated with any such Asset Acquisition) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale, asset sale which is solely excluded from the definition of Asset Sale pursuant to clause (9) of such definition, or Asset Acquisition (including the incurrence of, or assumption or liability for, any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four-Quarter Period.

In calculating Consolidated Interest Expense for purposes of determining the denominator (but not the numerator) of this Consolidated Interest Coverage Ratio:

(1)   interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

(2)   if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period; and

(3)   notwithstanding clause (1) or (2) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of the agreements governing such Hedging Obligations.

"Consolidated Interest Expense" for any period means the sum, without duplication, of the total interest expense of the Issuer and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and including, without duplication,

(1)   imputed interest on Capitalized Lease Obligations,

(2)   commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations, bankers' acceptance financing and receivables financings,

(3)   the net costs associated with Hedging Obligations related to interest rates,

(4)   amortization of debt issuance costs, debt discount or premium and other financing fees and expenses,

(5)   the interest portion of any deferred payment obligations,

(6)   all other non-cash interest expense,

(7)   capitalized interest,

(8)   the product of (a) all dividend payments on any series of Disqualified Equity Interests of the Issuer or any Preferred Stock of any Restricted Subsidiary (other than any such Disqualified Equity Interests or any Preferred Stock held by the Issuer or a Wholly-Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests), multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Issuer and the Restricted Subsidiaries, expressed as a decimal,

(9)   all interest payable with respect to discontinued operations, and

(10) all interest on any Indebtedness described in clause (6) or (7) of the definition of Indebtedness.

"Consolidated Leverage Ratio" means, at any date, the ratio of (i) Indebtedness of the Issuer and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) to (ii) Consolidated Cash Flow during the most recent four consecutive full fiscal quarters for which financial statements are available ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio. In the event that the Issuer or any of its Restricted Subsidiaries incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated but prior to the event for which the calculation of the Consolidated Leverage Ratio is made, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such incurrence, repayment, repurchase or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect, pursuant to an Officer's Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being incurred at such time, in which case any subsequent incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an incurrence at such subsequent time.

"Consolidated Leverage Test" means, at any date, that the Consolidated Leverage Ratio is no greater than 3.50 to 1.0.

"Consolidated Net Income" for any period means the net income (or loss) of the Issuer and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

(1)   the net income (or loss) of any Person that is not a Restricted Subsidiary, except to the extent that cash in an amount equal to any such income has actually been received by the Issuer or any Restricted Subsidiary during such period;

(2)   except to the extent includible in the consolidated net income of the Issuer pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Issuer or any Restricted Subsidiary or (b) the assets of such Person are acquired by the Issuer or any Restricted Subsidiary;

(3)   any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized during such period by the Issuer or any Restricted Subsidiary upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the Issuer or any Restricted Subsidiary or (b) the sale of any financial or equity investment by the Issuer or any Restricted Subsidiary;

(4)   gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP;

(5)   gains and losses with respect to Hedging Obligations;

(6)   the cumulative effect of any change in accounting principles;

(7)   the net income (or loss) associated with minority interests in Restricted Subsidiaries that are not Wholly-Owned Restricted Subsidiaries; and

(8)   any extraordinary or nonrecurring gain (or extraordinary or nonrecurring loss), together with any related provision for taxes on any such extraordinary or nonrecurring gain (or the tax effect of any such extraordinary or nonrecurring loss), realized by the Issuer or any Restricted Subsidiary during such period.

For the purpose of this definition of "Consolidated Net Income," "nonrecurring" means any gain or loss as of any date that is not reasonably likely to recur within the two years following such date; provided that if there was a gain or loss similar to such gain or loss within the two years preceding such date, such gain or loss shall not be deemed nonrecurring.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Coverage Ratio Exception" has the meaning set forth in the proviso in the first paragraph of the covenant described under "—Certain covenants—Limitations on incurrence of indebtedness."

"Credit Agreement" means the Credit Agreement dated September 2, 2010, by and among the Issuer, as Borrower, the guarantors party thereto from time to time, the lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Securities, LLC, as lead arranger and lead bookrunner, Wells Fargo Bank, N.A. and BNP Paribas, as syndication agents, and Credit Agricole Corporate and Investment Bank, the Royal Bank of Scotland plc, Bank of America, N.A., Barclays Capital, Mizuho Corporate Bank, Ltd., Morgan Stanley MUFG Loan Partners, LLC and the Bank of Nova Scotia, as documentation agents, including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith, and in each case as amended or refinanced from time to time.

"Credit Facilities" means one or more (A) debt facilities (which may be outstanding at the same time and including, without limitation, the Credit Agreement) or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities (including, without limitation, the Notes), indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers' acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Issuer as additional borrowers or guarantors thereunder).

"Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

"Default" means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

"Designation" has the meaning given to this term in the covenant described under "—Certain covenants—Limitations on designation of unrestricted subsidiaries."

"Disqualified Equity Interests" of any Person means any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, in each case on or prior to the date that is 91 days after the final maturity date of the Notes; provided, however, that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided, further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the Issuer to redeem such Equity Interests upon the occurrence of a change in control occurring prior to the 91st day after the final maturity date of the Notes shall not constitute Disqualified Equity Interests if (1) the change of control provisions applicable to such Equity Interests are no more favorable to such holders than the provisions described under "—Change of control," and (2) such Equity Interests specifically provide that the Issuer will not redeem any such Equity Interests pursuant to such provisions prior to the Issuer's purchase of the Notes as required pursuant to the provisions described under "—Change of control."

"Disqualified Person" means a Person whose senior debt does not have an investment grade rating with either Moody's or Standard & Poor's on (a) the date on which such Person becomes a beneficial owner of the Issuer or (b) any day until the date that is 45 days after the date on which such Person becomes such beneficial owner of the Issuer.

"Domestic Subsidiary" means any Subsidiary of the Issuer organized under the laws of any jurisdiction within the United States.

"Equity Interests" of any Person means (1) any and all shares or other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"Exchange Notes" means the debt securities of the Issuer issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Notes, in compliance with the terms of the Registration Rights Agreement.

"Existing Notes" means the 2009 Notes and each series of the 2010 Notes.

"Existing Note Guarantees" means the guarantees of the Existing Notes by the Guarantors.

"Existing Notes Indentures" means the 2009 Notes Indenture and the 2010 Notes Indenture.

"Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) that would be negotiated in an arm's-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction.

"Foreign Subsidiary" means any Subsidiary of the Issuer that is not a Domestic Subsidiary.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards

Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, consistently applied.

"guarantee" means a direct or indirect guarantee by any Person of any Indebtedness of any other Person and includes any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); "guarantee," when used as a verb, and "guaranteed" have correlative meanings.

"Guarantors" means each Material Domestic Subsidiary of the Issuer on the Issue Date, and each other Person that is required to, or at the election of the Issuer does, become a Guarantor by the terms of the Indenture after the Issue Date, in each case, until such Person is released from its Note Guarantee in accordance with the terms of the Indenture.

"Hedging Obligations" of any Person means the obligations of such Person under swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates, currency exchange rates or commodity prices, either generally or under specific contingencies.

"Holder" means any registered holder, from time to time, of the Notes.

"incur" means, with respect to any Indebtedness or Obligation, incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to such Indebtedness or Obligation; provided that (1) the Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary shall be deemed to have been incurred by such Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount or the accretion or accumulation of dividends on any Equity Interests shall be deemed to be an incurrence of Indebtedness.

"Indebtedness" of any Person at any date means, without duplication:

(1)   all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof) or with respect to deposits or advances of any kind;

(2)   all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)   all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers' acceptances and similar credit transactions;

(4)   all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services;

(5)   all Capitalized Lease Obligations of such Person;

(6)   all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(7)   all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Issuer or its Subsidiaries that is guaranteed by the Issuer or the Issuer's Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Issuer and its Subsidiaries on a consolidated basis; and

(8)   all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person (excluding obligations arising from inventory transactions in the ordinary course of business).

The amount of any Indebtedness which is incurred at a discount to the principal amount at maturity thereof as of any date shall be deemed to have been incurred at the accreted value thereof as of such date. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (6), the lesser of (a) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (b) the amount of the Indebtedness secured.

"interest" means, with respect to the Notes, interest on the Notes and Additional Interest, if any.

"Investments" of any Person means:

(1)   all direct or indirect investments by such Person in any other Person in the form of loans, advances or capital contributions or other credit extensions constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person;

(2)   all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Equity Interests or other securities of any other Person (other than any such purchase that constitutes a Restricted Payment of the type described in clause (2) of the definition thereof);

(3)   all other items that would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP (including, if required by GAAP, purchases of assets outside the ordinary course of business); and

(4)   the Designation of any Subsidiary as an Unrestricted Subsidiary.

Except as otherwise expressly specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. The amount of Investment pursuant to clause (4) shall be the Fair Market Value of the Issuer's proportionate interest in such Unrestricted Subsidiary as of the date of such Unrestricted Subsidiary's designation as an Unrestricted Subsidiary. If the Issuer or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary, or any Restricted Subsidiary issues any Equity Interests, in either case, such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, the Issuer shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Restricted Subsidiary retained. Notwithstanding the foregoing, purchases or redemptions of Equity Interests of the Issuer or Parent shall be deemed not to be Investments.

"Issue Date" means the date on which the Notes are originally issued.

"Lien" means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, easement, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

"LINTA" means Liberty Interactive Corporation, a Delaware corporation, and any successor (by merger, consolidation, transfer or otherwise) to all or substantially all of its assets; and any subsequent successor (by merger, consolidation, transfer or otherwise) to all or substantially all of a successor's assets, provided, that if a Transferee Parent becomes the beneficial owner of all or substantially all of the equity securities of the Issuer then beneficially owned by LINTA as to which LINTA has dispositive power, the term "LINTA" shall also mean such Transferee Parent and any successor (by merger, consolidation, transfer or otherwise) to all or substantially all of its assets. "Transferee Parent" for this purpose means, in the event of any transaction or series of related transactions involving the direct or indirect transfer (or relinquishment of control) by LINTA of a Person or Persons (a "Transferred Person") that hold equity securities of the Issuer beneficially owned by LINTA, such Transferred Person or its successor in such transaction or any ultimate parent entity (within the meaning of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) of such Transferred Person or its successor if immediately after giving effect to such transaction or the last transaction in such series, voting securities representing at least a majority of the voting power of the outstanding voting securities of such Transferred Person, successor or ultimate parent entity are beneficially owned by any combination of LINTA, Persons who prior to such transaction were beneficial owners of a majority of, or a majority of the voting power of, the outstanding voting securities of LINTA (or of any publicly traded class or series of voting securities of LINTA designed to track the economic performance of a specified group of assets or businesses) or Persons who are Control Persons as of the date of such transaction or the last transaction in such series. "Control Person" for this purpose means each of (a) the Chairman of the Board of LINTA, (b) the President of LINTA, (c) any Executive Vice President or Senior Vice President of LINTA, (d) each of the directors of LINTA and (e) the respective Affiliated Persons of the Persons referred to in clauses (a) through (d).

"Material Domestic Subsidiary" means any Domestic Subsidiary of the Issuer, as of the last day of the fiscal quarter of the Issuer most recently ended, that has assets (including Equity Interests in Subsidiaries) or revenues (including both third party and intercompany revenues) with a value in excess of 2.50% of the consolidated assets of the Issuer and its Domestic Subsidiaries or 2.50% of the consolidated revenues of the Issuer and its Domestic Subsidiaries; provided, that in the event Domestic Subsidiaries that would otherwise not be Material Domestic Subsidiaries shall in the aggregate account for a percentage in excess of 7.50% of the consolidated assets of the Issuer and its Domestic Subsidiaries or 7.50% of the consolidated revenues of the Issuer and its Domestic Subsidiaries as of the end of and for the most recently completed fiscal quarter, then one or more of such Domestic Subsidiaries designated by the Issuer (or, if the Issuer shall make no designation, one or more of such Domestic Subsidiaries in descending order based on their respective contributions to the consolidated assets of the

Issuer), shall be included as Material Domestic Subsidiaries to the extent necessary to eliminate such excess.

"Moody's" has the meaning given such term in "Change of Control".

"Non-Material Domestic Subsidiary" means any Domestic Subsidiary of the Issuer other than a Material Domestic Subsidiary.

"Non-Recourse Debt" means Indebtedness of an Unrestricted Subsidiary:

(1)   as to which neither the Issuer nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise, and

(2)   no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Credit Agreement, Existing Notes or Notes) of the Issuer or any Restricted Subsidiary to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

"Obligation" means any principal, interest, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.

"Officer" means any of the following of the Issuer: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary.

"Officer's Certificate" means a certificate signed by an Officer.

"Parent" means LINTA.

"Parent Pledge Agreement" has the meaning set forth under "—Security—Liens with respect to the collateral."

"Parent Pledgor" means the pledgor party to the Parent Pledge Agreement.

"Permitted Holders" means any one or more of (a) LINTA, (b) John C. Malone, (c) each of the respective Affiliated Persons of the Person referred to in clause (b), and (d) any Person a majority of the aggregate voting power of all the outstanding classes or series of the equity securities of which are beneficially owned by any one or more of the Persons referred to in clauses (a), (b) or (c).

"Permitted Investment" means:

(1)   Investments by the Issuer or any Restricted Subsidiary in any Restricted Subsidiary;

(2)   Investments in the Issuer by any Restricted Subsidiary;

(3)   loans and advances to directors, employees and officers of Parent (prior to the consummation of an initial public offering) or the Issuer or any of the Restricted Subsidiaries for bona fide business purposes and to purchase Equity Interests of the Parent (prior to the consummation of an initial public offering) or the Issuer (after the consummation of an initial public offering) not in excess of $10.0 million at any one time outstanding;

(4)   cash and Cash Equivalents;

(5)   receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(6)   Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(7)   Investments made by the Issuer or any Restricted Subsidiary as a result of consideration received in connection with a sale of assets made in compliance with the covenant described under "—Certain covenants—Limitations on asset sales";

(8)   lease, utility and other similar deposits in the ordinary course of business;

(9)   stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments;

(10) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date; and

(11) Investments, including in joint ventures of the Issuer or any of its Restricted Subsidiaries, not to exceed $100.0 million in the aggregate outstanding at any time.

"Permitted Liens" means the following types of Liens:

(1)   Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Issuer or a Restricted Subsidiary shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2)   statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent by more than 30 days or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3)   pledges and deposits made in the ordinary course of business in compliance with workers' compensation (or pursuant to letters of credit issued in connection with such workers' compensation compliance), unemployment insurance and other social security laws or regulations;

(4)   Liens incurred or deposits made in the ordinary course of business to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds, letters of credit and other similar obligations (exclusive of obligations for the payment of borrowed money);

(5)   Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(6)   judgment Liens not giving rise to an Event of Default;

(7)   easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Issuer or any Restricted Subsidiary;

(8)   Liens securing obligations in respect of trade-related letters of credit and covering the goods (or the documents of title in respect of such goods) financed or the purchase of which is supported by such letters of credit and the proceeds and products thereof;

(9)   Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any Restricted Subsidiary, including rights of offset and setoff;

(10) bankers' Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by the Issuer or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(11) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Issuer or any Restricted Subsidiary;

(12) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(13) [Reserved];

(14) Liens under the Security Documents securing Hedging Obligations entered into for bona fide hedging purposes of the Issuer or any Restricted Subsidiary in the ordinary course of business not for the purpose of speculation;

(15) Liens existing on the Issue Date securing obligations outstanding on the Issue Date (other than pursuant to clause (14) of this definition and other than Liens securing Permitted Parity Indebtedness);

(16) Liens in favor of the Issuer or a Guarantor;

(17) Liens securing Purchase Money Indebtedness; provided that such Liens shall secure Capitalized Lease Obligations or be created within 90 days of the acquisition of such fixed or capital assets and shall not extend to any asset other than the specified asset being financed and additions and improvements thereon;

(18) Liens securing Acquired Indebtedness permitted to be incurred under the Indenture; provided that the Liens do not extend to assets not subject to such Lien at the time of acquisition (other than improvements thereon) and are no more favorable to the lienholders than those securing such Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Issuer or a Restricted Subsidiary;

(19) deposits and other Liens securing credit card operations of the Issuer and its Subsidiaries, provided the amount secured does not exceed amounts owed by the Issuer and its Subsidiaries in connection with such credit card operations;

(20) Liens to secure Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (15), (17) and (18); provided that in the case of Liens securing Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (15), (17) and (18) such Liens do not extend to any additional assets (other than improvements thereon and replacements thereof);

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(22) Interests of vendors in inventory arising out of such inventory being subject to a "sale or return" arrangement with such vendor or any consignment by any third party of any inventory; and

(23) Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary with respect to obligations that do not in the aggregate exceed $150.0 million at any one time outstanding; so long as such Liens do not encumber Collateral.

"Permitted Parity Indebtedness" has the meaning given to such term in the covenant described under "—Certain covenants—Limitations on liens."

"Person" means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

"Plan of Liquidation" with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (1) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person other than as an entirety or substantially as an entirety; and (2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.

"Preferred Stock" means, with respect to any Person, any and all preferred or preference stock or other equity interests (however designated) of such Person whether now outstanding or issued after the Issue Date.

"principal" means, with respect to the Notes, the principal of, and premium, if any, on the Notes.

"Purchase Money Indebtedness" means Indebtedness, including Capitalized Lease Obligations, of the Issuer or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of property, plant or equipment used in the business of the Issuer or any Restricted Subsidiary or the cost of installation, construction or improvement thereof; provided, however, that such Indebtedness is comprised of Capitalized Lease Obligations or (1) the amount of such Indebtedness shall not exceed such purchase price or cost and (2) such Indebtedness shall be incurred within 90 days after such acquisition of such asset by the Issuer or such Restricted Subsidiary or such installation, construction or improvement.

"Qualified Equity Interests" of any Person means Equity Interests of such Person other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to a Subsidiary of such Person or financed, directly or indirectly, using funds (1) borrowed from such Person or any Subsidiary of such Person until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by such Person or any Subsidiary of such Person (including, without limitation, in respect of any employee stock ownership or benefit plan). Unless otherwise specified, Qualified Equity Interests refer to Qualified Equity Interests of the Issuer.

"Recovery" has the meaning set forth under "—Security—Liens with respect to the collateral."

"redeem" means to redeem, repurchase, purchase, defease, retire, discharge or otherwise acquire or retire for value; and "redemption" shall have a correlative meaning; provided that this definition shall not apply for purposes of "—Optional redemption."

"Redesignation" has the meaning given to such term in the covenant described under "—Certain covenants—Limitations on designation of unrestricted subsidiaries."

"refinance" means to refinance, repay, prepay, replace, renew or refund.

"Refinancing Indebtedness" means Indebtedness of the Issuer or a Restricted Subsidiary incurred in exchange for, or the proceeds of which are used to redeem or refinance in whole or in part, any Indebtedness of the Issuer or any Restricted Subsidiary (the "Refinanced Indebtedness"); provided that:

(1)   the principal amount (and accreted value, in the case of Indebtedness issued at a discount) of the Refinancing Indebtedness does not exceed the principal amount (and accreted value, as the case may be) of the Refinanced Indebtedness plus the amount of accrued and unpaid interest on the Refinanced Indebtedness, any reasonable premium paid to the holders of the Refinanced Indebtedness and reasonable expenses incurred in connection with the incurrence of the Refinancing Indebtedness;

(2)   the obligor of Refinancing Indebtedness does not include any Person (other than the Issuer or any Restricted Subsidiary) that is not an obligor of the Refinanced Indebtedness;

(3)   if the Refinanced Indebtedness was subordinated in right of payment to the Notes or the Note Guarantees, as the case may be, then such Refinancing Indebtedness, by its terms, is subordinate in right of payment to the Notes or the Note Guarantees, as the case may be, at least to the same extent as the Refinanced Indebtedness;

(4)   the Refinancing Indebtedness has a final stated maturity either (a) no earlier than the Refinanced Indebtedness being repaid or amended or (b) after the final maturity date of the Notes; and

(5)   the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the final maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness being repaid that is scheduled to mature on or prior to the final maturity date of the Notes; provided that Refinancing Indebtedness in respect of Refinanced Indebtedness that has no amortization may provide for amortization installments, sinking fund payments, senior maturity dates or other required payments of principal of up to 1% of the aggregate principal amount per annum.

"Registration Rights Agreement" means the Registration Rights Agreement dated the Issue Date, among the Issuer, the Guarantors and Barclays Capital Inc., as representative of the several initial purchasers.

"Restricted Payment" means any of the following:

(1)   the declaration or payment of any dividend or any other distribution on Equity Interests of the Issuer or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Issuer or any Restricted Subsidiary, including, without limitation, any such payment in connection with any merger or consolidation involving the Issuer but excluding (a) dividends or distributions payable solely in Qualified Equity Interests or through accretion or accumulation of such dividends on such Equity Interests and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Issuer or to a Restricted Subsidiary and pro rata dividends or distributions payable to minority stockholders of any Restricted Subsidiary;

(2)   the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary, or any equity holder of the Issuer, including, without limitation, any payment in exchange for such Equity Interests in connection with any merger or consolidation involving the Issuer but excluding any such Equity Interests held by the Issuer or any Restricted Subsidiary;

(3)   any Investment other than a Permitted Investment; or

(4)   any payment or redemption prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Subordinated Indebtedness (other than any Subordinated Indebtedness owed to and held by the Issuer or any Restricted Subsidiary).

"Restricted Subsidiary" means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

"Sale and Leaseback Transactions" means with respect to any Person an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person of any asset of such Person which has been or is being sold or transferred by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such asset.

"SEC" means the U.S. Securities and Exchange Commission.

"Security Documents" means, collectively, the Parent Pledge Agreement and other security documents relating to the Collateral and instruments filed and recorded in appropriate jurisdictions to preserve and protect the Liens on the Collateral (including, without limitation, financing statements under the Uniform Commercial Code of the relevant states) applicable to the Collateral, each as in effect on the Issue Date and as amended, amended and restated, modified, renewed or replaced from time to time.

"Secured Party" shall mean the lenders and the agents under the Credit Agreement, holders of Existing Notes, the trustee under the Existing Notes and providers of the Specified Swap Agreements, the Trustee, the Holders, the Collateral Agent and any other party designated as an additional secured party under the Security Documents in accordance with the terms of the Security Documents, Indenture, the Credit Agreement or the Existing Notes Indentures.

"Securities Act" means the U.S. Securities Act of 1933, as amended.

"Significant Subsidiary" means (1) any Restricted Subsidiary that would be a "significant subsidiary" as defined in Regulation S-X promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date and (2) any Restricted Subsidiary that, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries and as to which any event described in clause (7) or (8) under "—Events of default" has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.

"Specified Swap Agreement" means any Swap Agreement in respect of interest rate or currency exchange rates existing on September 2, 2010 or entered into by the Issuer or any Guarantor and any Person that is a lender or an affiliate of a lender under the Credit Agreement at the time such Swap Agreement is entered into and is secured equally and ratably with such Credit Agreement(s) pursuant to the terms of the Credit Agreement and Security Documents or any such agreement secured equally and ratably with any Credit Facility pursuant to the terms of such Credit Facility and Security Documents.

"Standard & Poor's" has the meaning set forth under "—Change of Control."

"Stock Compensation Plans" means compensation plans in connection with which the Issuer and its Subsidiaries make payments to Parent and its Affiliates in consideration for securities of Parent issued to employees of the Issuer and its Subsidiaries.

"Subordinated Indebtedness" means Indebtedness of the Issuer or any Restricted Subsidiary that is expressly subordinated in right of payment to the Notes or the Note Guarantees.

"Subsidiary" means, with respect to any Person:

(1)   any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and

(2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

Unless otherwise specified, "Subsidiary" refers to a Subsidiary of the Issuer.

"Swap Agreement" means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Issuer or the Subsidiaries shall be a Swap Agreement.

"Tax Liability Allocation and Indemnification Agreement" means that certain Tax Liability Allocation and Indemnification Agreement entered into as of April 26, 2004 by and between Liberty Interactive LLC (f/k/a Liberty Media Corporation) and the Issuer, as amended, modified or replaced from time to time in a manner no less favorable to the Issuer than as in effect on the Issue Date; provided that such agreement may be amended from time to time in the future to permit Issuer to pay the portion of any additional consolidated, combined or similar income taxes payable by any direct or indirect parent of Issuer that are attributable to the income of Issuer and/or any of its Subsidiaries.

"Trust Indenture Act" means the Trust Indenture Act of 1939, as amended.

"Unrestricted Subsidiary" means (1) QVC Italia S.r.l., (2) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in accordance with the covenant described under "—Certain covenants—Limitations on designation of unrestricted subsidiaries" and (3) any Subsidiary of an Unrestricted Subsidiary.

"U.S. Government Obligations" means direct non-callable obligations of, or guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

"Weighted Average Life to Maturity" when applied to any Indebtedness at any date, means the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the then outstanding principal amount of such Indebtedness.

"Wholly-Owned Restricted Subsidiary" means a Restricted Subsidiary of which 100% of the Equity Interests (except for directors' qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) are owned directly by the Issuer or through one or more Wholly-Owned Restricted Subsidiaries.

Book-entry, delivery and form

The certificates representing the exchange notes will be issued in fully registered form without interest coupons. The exchange notes initially will be represented by permanent global notes in fully registered form without interest coupons (each, a "Global Note") and will be deposited with the Trustee as a custodian for DTC, as depositary, and registered in the name of a nominee of such depositary, in each case for credit to an account of a direct or indirect participant in DTC as described below.

The Global Notes

We expect that, pursuant to procedures established by DTC, (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary ("participants") and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC or its nominee is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, and premium (if any) and interest (including additional interest, if any) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the issuer, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest (including additional interest, if any) on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Security, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants and which will be legended as set forth in the notes and the indenture.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues that participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants' accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of us, the Trustee or any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

A Global Note is exchangeable for certificated notes in fully registered form without interest coupons ("Certificated Securities") only in the following limited circumstances:

•
DTC notifies us that it is unwilling or unable to continue as depositary for the Global Note and we fail to appoint a successor depositary within 90 days of such notice, or

•
there shall have occurred and be continuing an event of default with respect to the notes under the indenture and DTC shall have requested the issuance of Certificated Securities.

Certificated Securities may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes, if any.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

U.S. federal income tax consequences

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) THE DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"); (B) THE DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION AND MARKETING OF THE NOTES; AND (C) HOLDERS OF NOTES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion is the opinion of Sherman & Howard L.L.C. as to the material U.S. federal income tax consequences of the exchange of original notes for exchange notes pursuant to the exchange offer and the ownership and the disposition of the exchange notes. This summary is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, judicial authorities and administrative interpretations, in each case as of the date of this prospectus, all of which are subject to change and different interpretations, possibly with retroactive effect. We cannot assure you that the U.S. Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of the notes.

This discussion does not purport to address all U.S. federal income and estate tax consequences that may be relevant to a holder in light of the holder's particular circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities, partnerships or other pass-through entities (or investors in such entities), U.S. holders (as defined below) whose "functional currency" is not the U.S. dollar, non-U.S. trusts and estates that have U.S. beneficiaries, persons subject to the alternative minimum tax, U.S. expatriates and former long-term residents of the U.S., or persons that hold the notes as part of a hedge, wash sale, conversion transaction, straddle or other risk reduction transaction. This discussion is limited to those holders that purchased the original notes for cash at their "issue price" (which is the first price at which a substantial amount of the notes was sold for cash to investors other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and that hold the notes as capital assets (generally, property held for investment). Moreover, this discussion does not address the tax consequences arising under any applicable state, local or foreign tax laws or the application of any U.S. federal taxes other than U.S. federal income taxes (such as the federal estate or gift tax or the recently enacted Medicare tax on certain investment income).

If any entity treated as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds notes, you are urged to consult your own tax advisor about the tax consequences of acquiring, owning, exchanging and disposing of the notes.

Holders of notes are urged to consult their own tax advisors regarding the application of the U.S. federal tax laws to their particular situations and the applicability and effect of state, local or foreign tax laws and tax treaties.

Effect of certain contingent payments

In certain circumstances, we may be obligated to pay amounts on the notes that are in excess of the stated interest on, or principal amount of, the notes and/or the timing of payments on the notes may be affected. See, for example, "Description of notes—Change of control." This may cause the notes to be subject to special rules for debt instruments with contingent payments unless, as of the issue date of the notes, the likelihood of the events that would result in any of such contingencies occurring is "remote" and/or such contingencies, in the aggregate, are considered "incidental." We intend to take the position that such contingencies should be treated as remote and/or incidental, as of the issue date of the notes, within the meaning of the applicable U.S. Treasury Regulations and, accordingly, we do not intend to treat the notes as contingent payment debt instruments. Under applicable U.S. Treasury Regulations, our determination that such contingencies are remote and/or incidental is binding on all holders of the notes (other than holders that properly disclose to the IRS that they are taking a different position) but is not binding on the IRS. The IRS may take a contrary position, which, if sustained, could require holders to accrue ordinary interest income on the notes at a rate in excess of the stated interest rate and to treat any gain recognized on a sale or other taxable disposition of a note as ordinary interest income rather than as capital gain. The remainder of this discussion assumes that the notes are not contingent payment debt instruments.

Tax consequences to U.S. holders

You are a "U.S. holder" for purposes of this discussion if you are a beneficial owner of a note and, for U.S. federal income tax purposes, you are:

•
an individual who is a citizen or a resident of the U.S.;

•
a corporation that is organized under the laws of the U.S., any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Exchange offer

The exchange of original notes for exchange notes pursuant to the exchange offer will not be treated as an "exchange" for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind from the original notes. Accordingly, if you participate in this exchange:

•
you will not recognize gain or loss upon receipt of an exchange note;

•
the adjusted tax basis of the exchange note you receive will be the same as your adjusted tax basis in the original note (determined immediately prior to the exchange) that is exchanged therefor; and

•
the holding period of the exchange note you receive will include your holding period of the original note exchanged therefor.

Stated interest on the notes

Payments of stated interest on the notes will generally be taxable to you as ordinary interest income at the time such stated interest is received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Disposition of the notes

You will generally recognize capital gain or loss on the sale, redemption, exchange (other than in connection with this exchange offer), retirement or other taxable disposition of a note equal to the difference between (i) the amount realized on such disposition (excluding amounts attributable to any accrued but unpaid stated interest, which will be taxable as ordinary income to the extent you have not previously included the accrued interest in income) and (ii) your adjusted tax basis in the note. The amount realized will equal the sum of any cash and fair market value of any other property received on the disposition. Your adjusted tax basis in a note will generally equal the amount you paid for the note. Such gain or loss will be long-term capital gain or loss if you held the note for more than one year at the time of the disposition. Long-term capital gains of non-corporate holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

Information reporting requirements may apply to payments of interest and the proceeds of the disposition (including a retirement or redemption) of notes. These requirements, however, do not apply with respect to certain exempt U.S. holders, such as corporations.

Backup withholding (currently at a rate of 28% and scheduled to increase to 31% in 2013) may apply to payments of the foregoing amounts, unless you provide the paying agent with a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establish an exemption from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS.

Tax consequences to non-U.S. holders

You are a "non-U.S. holder" for purposes of this discussion if you are a beneficial owner of notes that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. holder.

Interest on the notes

Subject to the discussion below under the heading "—Information reporting and backup withholding," payments of interest on the notes generally will be exempt from U.S. federal income or withholding tax under the "portfolio interest" exemption if you properly certify as to your foreign status, as described below, and:

•
you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•
you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;

•
you are not a "controlled foreign corporation" for U.S. federal income tax purposes that is related to us; and

•
interest on the notes is not effectively connected with your conduct of a U.S. trade or business.

The portfolio interest exemption applies only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to your agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal withholding tax, currently at a 30% rate, unless (i) you provide us or our paying agent with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under an applicable income tax treaty or (ii) or the payments of interest are effectively connected with your conduct of a trade or business in the U.S. and you meet the certification requirements described below (see "—Income or gain effectively connected with a U.S. trade or business").

Disposition of notes

Subject to the discussion below under the heading "—Information reporting and backup withholding," you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note (other than amounts attributable to accrued and unpaid interest, which will be treated as described above under "—Interest on the notes") unless:

•
the gain is effectively connected with the conduct by you of a U.S. trade or business; or

•
you are an individual who has been present in the U.S. for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to U.S. federal income tax as described below (see "—Income or gain effectively connected with a U.S. trade or business"). If you are a non-U.S. holder described in the second bullet point above, you generally will be subject to U.S. federal income tax at a flat 30% rate (or a lower applicable treaty rate) on the gain derived from the sale, redemption, exchange, retirement or other taxable disposition, which may be offset by certain U.S. source capital losses.

Income or gain effectively connected with a U.S. trade or business

If any interest on the notes or gain from the sale, redemption, exchange (other than in connection with this exchange offer), retirement or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you, then you will generally be subject to U.S. federal income tax in the same manner as a U.S. holder (unless an applicable income tax treaty provides otherwise). If interest received with respect to the notes is effectively connected income (whether or not a treaty applies), the U.S. federal withholding tax described above will not apply, assuming an appropriate certification is provided. You can generally meet the certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent. In addition, if you are a corporation for U.S. federal income tax purposes, that portion of your earnings and profits that is effectively connected with your U.S. trade or business, subject to certain adjustments, may also be subject to a "branch profits tax" at a 30% rate (or a lower applicable treaty may rate).

Information reporting and backup withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. Backup withholding (currently at a rate of 28%, and scheduled to increase to 31% in 2013) generally will not apply to payments of interest on a note to a non-U.S. holder if the certification described in "—Interest on the notes" above is provided by the holder, or the holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that the holder is a U.S. person.

Proceeds from a disposition (including a retirement or redemption) of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify, under penalties of perjury, as to your foreign status and certain other conditions are met, or you otherwise establish an exemption. Information reporting and backup withholding generally will not apply to any proceeds from the disposition of a note effected outside the U.S. by a foreign office of a broker; however, if such broker has certain connections to the U.S., then information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, if any, and may entitle you to a refund, provided the required information is timely furnished to the IRS.

Foreign account tax compliance act

Legislation enacted in 2010 imposes a U.S. federal withholding tax of 30% on payments of interest or the gross proceeds from a disposition of a debt instrument paid to certain non-U.S. entities, including certain foreign financial institutions and investment funds (including, in some instances, where such an entity is acting as an intermediary), unless such non-U.S. entity complies with certain reporting requirements regarding its United States account holders and its United States owners. This withholding tax generally will apply to payments of interest after December 31, 2013 and payments of gross disposition proceeds after December 31, 2014. However, proposed Treasury regulations will, if ultimately adopted in their present form, exempt from the application of this new withholding tax any debt instrument outstanding on January 1, 2013. Prospective purchasers of the notes should consult their own tax advisors regarding the new withholding and reporting provisions.

The preceding discussion of U.S. federal income tax consequences is not tax advice. We urge each holder to consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of acquiring, owning, exchanging and disposing of the notes, including the consequences of any proposed change in applicable laws.

Plan of distribution

Based on interpretations of the Staff of the SEC in no-action letters issued to third parties, we believe the exchange notes may be offered for resale, resold and otherwise transferred by any holder without compliance with the registration and prospectus delivery requirements of the Securities Act provided such holder meets the following conditions:

•
such holder is not a broker-dealer who purchased original notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act;

•
such holder is not our "affiliate" within the meaning of Rule 405 under the Securities Act; and

•
such holder acquires exchange notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes.

If you do not satisfy all of the above conditions, you cannot participate in the exchange offer.

If you wish to receive exchange notes for your outstanding notes in the exchange offer, you will be required to make representations to us as described in "The exchange offer—Procedures for tendering original notes—Your Representations to Us" in this prospectus. As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your outstanding notes in the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for use in connection with any such resale for a period ending on the earlier of 180 days from the effective date of the registration statement of which this prospectus forms a part and the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading actions. In addition, until April 7, 2013 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from the exchange of original notes for exchange notes or from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

•
in the over-the-counter market,

•
in negotiated transactions,

•
through the writing of options on the exchange notes or a combination of such methods of resale,

•
at market prices prevailing at the time of resale,

•
at prices related to such prevailing market prices, or

•
at negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes.

Any broker-dealer that resells exchange notes received for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver a prospectus and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period described in Section 4(3) and Rule 174 under the Securities Act that is applicable to transactions by broker-dealers with respect to the exchange notes, we will promptly send additional copies of this prospectus at no charge and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer (including the reasonable fees and expenses of one counsel for the holders of the original notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

 Legal matters

The validity of notes will be passed upon for us by Sherman & Howard L.L.C., Denver, Colorado, and certain matters of North Carolina law will be passed upon by Womble Carlyle Sandridge & Rice, PLLC and certain matters of Texas law will be passed upon by Jackson Walker L.L.P., as set forth in and limited by their respective opinions filed as exhibits to the Registration Statement on Form S-4 of which this prospectus is a part.

Experts

Our audited consolidated financial statements as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We and our subsidiary guarantors have filed with the SEC, a registration statement on Form S-4, including all required exhibits and schedules, under the Securities Act to register the offer and exchange of the exchange notes for the original notes. As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, our subsidiary guarantors and the exchange offer, please refer to the registration statement.

Following effectiveness of the registration statement, we will be required for some time period to file certain reports and documents with the SEC. In addition, the indenture relating to the notes also requires us to transmit to the holders of the notes and the Trustee, for so long as the notes are outstanding, the annual reports, quarterly reports and current reports that we are or would be required to file with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 within the time period on which we are required to file or would be required to file if we were so subject.

You may read and, at prescribed rates, copy the registration statement at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference room may be obtained by calling the SEC at (800) 732-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system, and you may access the registration statement by means of the SEC website. You may also obtain a copy of the registration statement of which this prospectus forms a part, and other information that we file with the SEC, as well as certain agreements that we have entered into, such as the indenture and the senior secured credit facility without charge to you by making at written request to us at QVC, Inc., 1200 Wilson Drive, West Chester, Pennsylvania, (484) 701-1000.

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QVC, Inc. and Subsidiaries
Index to consolidated financial statements

Management's discussion and analysis of financial
condition and results of operations
September 30, 2012

Overview

QVC, Inc. and Subsidiaries ("QVC") is a retailer of a wide range of consumer products, which are marketed and sold primarily by merchandise-focused televised shopping programs, the internet and mobile applications. In the United States, QVC's live programming is distributed via its nationally televised shopping program 24 hours a day, 364 days per year ("QVC-U.S."). Internationally, QVC's program services are based in Japan ("QVC-Japan"), Germany ("QVC-Germany"), the United Kingdom ("QVC-U.K.") and Italy ("QVC-Italy"). QVC-Japan and QVC-Germany each distribute live programming 24 hours a day and QVC-U.K. distributes its program 24 hours a day with 17 hours of live programming. QVC-Italy launched on October 1, 2010 and is distributing programming live for 17 hours a day on satellite and public television and an additional seven hours a day of recorded programming on satellite television.

QVC-Japan is a venture that is owned 60% by QVC and 40% by Mitsui & Co. LTD ("Mitsui"). QVC and Mitsui share in all profits and losses based on the respective ownership proportions.

On July 4, 2012, QVC entered into a joint venture with China Broadcasting Corporation, a limited liability company, owned by China National Radio ("CNR") for a 49% interest in a CNR subsidiary, CNR Home Shopping Co., Ltd. ("CNRS"). CNRS is distributing live programming for 12 hours a day and recorded programming for 12 hours a day. This joint venture is being accounted for as an equity method investment as a component of loss on investments in the consolidated statements of operations.

QVC is an indirect wholly owned subsidiary of Liberty Interactive Corporation ("Liberty"), which owns interests in a broad range of digital commerce businesses. On August 9, 2012, Liberty completed the recapitalization of its common stock into shares of the corresponding series of two new tracking stocks, Liberty Interactive (Nasdaq: LINTA, LINTB) and Liberty Ventures (Nasdaq: LVNTA, LVNTB). QVC is now attributed to the Liberty Interactive tracking stock, which will track the assets and liabilities of Liberty's Interactive Group (the "Interactive Group"). The Interactive Group does not represent a separate legal entity; rather, it represents those businesses, assets and liabilities that are attributed to that group. Liberty attributed to its Interactive Group those businesses primarily focused on digital commerce.

Strategies and challenges

QVC's televised shopping program is already received by substantially all the multichannel television households in the U.S., Germany and the U.K. QVC's future net revenue growth will primarily depend on international expansion, sales growth from e-commerce and mobile platforms, additions of new customers from households already receiving QVC's television programming and growth in sales to existing customers and new subscribers as a result of expansion of the programming reach of QVC-Japan and QVC-Italy. QVC's future net revenue may also be affected by (i) the willingness of multichannel television distributors to continue carrying QVC's programming service; (ii) QVC's ability to maintain favorable channel positioning, which may become more difficult as distributors convert analog customers to digital; (iii) changes in television viewing habits because of personal video recorders, video-on-demand and internet video services and (iv) general economic conditions.

The current economic downturn in the United States and in other regions of the world in which our subsidiaries and affiliates operate could adversely affect demand for our products and services since a substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Global financial markets continue to experience disruptions, including increased volatility and diminished liquidity and credit availability. In particular, the current European debt crisis, particularly most recently in Greece, Italy, Ireland, Portugal and Spain, and related European financial restricting efforts may cause the value of the European currencies, including the Euro, to further deteriorate, thus reducing the purchasing power of European customers. In the event that one or more countries were to replace the Euro with their legacy currency, then our revenue and operating results in such countries, or Europe generally, would likely be adversely affected until stable exchange rates were established and economic confidence restored. In addition, the European crisis is contributing to instability in global credit markets. The world has recently experienced a global macroeconomic downturn, and if economic and financial market conditions in the United States or other key markets, including Europe, remain uncertain, persist, or deteriorate further, our customers may respond by suspending, delaying, or reducing their discretionary spending. A suspension, delay or reduction in discretionary spending could adversely affect revenue. Accordingly, our ability to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments remain weak or decline further. Such weak economic conditions may also inhibit our expansion into new European markets. We currently are unable to predict the extent of any of these potential adverse effects.

Results of operations

QVC's operating results were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

	(in millions)
Net revenue	$1,918	1,886	5,824	5,619
Cost of goods sold	1,216	1,207	3,680	3,570

Gross profit	702	679	2,144	2,049

Operating expenses:
Operating	171	180	522	532
Selling, general and administrative, excluding stock-based compensation	134	126	397	363

Adjusted OIBDA	397	373	1,225	1,154
Stock-based compensation	8	6	21	16
Depreciation	28	36	92	104
Amortization of intangible assets	101	97	293	294

Operating income	260	234	819	740

Other income (expense):
Loss on investments	(3)	(2)	(3)	(2)
Gain on financial instruments	12	11	36	37
Interest expense	(62)	(57)	(174)	(179)
Interest income	1	1	2	1
Foreign currency gain (loss)	1	(9)	(1)	2

	(51)	(56)	(140)	(141)

Income before income taxes	209	178	679	599
Income tax expense	(73)	(66)	(247)	(216)

Net income	136	112	432	383
Less: Net income attributable to the noncontrolling interest	(15)	(12)	(44)	(34)

Net income attributable to QVC, Inc. shareholder	$121	100	388	349

Net revenue.    Net revenue was generated in the following geographical areas:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

	(in millions)
QVC-U.S.	$1,237	1,196	3,757	3,620
QVC-Japan	301	281	900	783
QVC-Germany	211	252	668	757
QVC-U.K.	149	147	445	439
QVC-Italy	20	10	54	20

	$1,918	1,886	5,824	5,619

QVC's consolidated net revenue increased 1.7% and 3.6% during the three and nine months ended September 30, 2012, respectively, as compared to the corresponding periods in the prior year. The three month increase in net revenue was comprised of $34 million due to a 1.6% increase in units sold, $13 million due to a 0.6% increase in average sales price per unit ("ASP"), a $21 million increase in shipping and handling, and to a lesser extent, an increase in other miscellaneous revenue and a favorable returns provision. These increases were offset by unfavorable foreign currency exchange rates in all markets of $36 million. Returns as a percent of gross product revenue decreased from 20.7% to 20.1% primarily as a result of a positive mix shift from apparel products to beauty products in Germany and the U.K. The nine month increase in net revenue was comprised of $165 million due to a 2.6% increase in ASP, $118 million due to a 1.9% increase in units sold and a $52 million increase in shipping and handling and other miscellaneous revenue. These increases were offset by a $64 million impact of estimated product returns associated with the sales increase and unfavorable foreign currency exchange rates in all markets, except Japan, of $66 million. Returns as a percent of gross product revenue remained flat at 20.0%.

During the three and nine months ended September 30, 2012 and 2011, the changes in revenue and expenses were impacted by changes in the exchange rates for the Japanese Yen, the Euro and the U.K. Pound Sterling. In the event the U.S. Dollar strengthens against these foreign currencies in the future, QVC's revenue and operating cash flow will be negatively impacted. The percentage increase (decrease) in revenue for QVC's geographic areas in U.S. Dollars and in local currency was as follows:

	Three months ended September 30, 2012		Nine months ended September 30, 2012
	U.S. Dollars	Local currency	U.S. Dollars	Local currency

QVC-U.S.	3.4%	3.4%	3.8%	3.8%
QVC-Japan	7.1%	8.6%	14.9%	13.5%
QVC-Germany	(16.3)%	(5.6)%	(11.8)%	(3.6)%
QVC-U.K.	1.4%	2.8%	1.4%	3.6%

QVC-U.S. growth in net revenue for the three month period ended September 30, 2012 of 3.4% was due primarily to a 1.3% increase in ASP, a 0.8% increase in units sold and an increase in shipping and handling revenue, partially offset by an increase in returns associated with the sales increase and change in product mix. For the three and nine months ended September 30, 2012, QVC-U.S. shipped sales primarily increased due to growth in sales of cooking and dining, beauty, apparel and accessories categories, partially offset by declines in electronic products. For the three and nine months ended September 30, 2012, QVC-Japan primarily experienced growth in home, apparel and accessories products, with the growth for the nine month period ended September 30, 2012 also reflective of the earthquake and related events experienced last March. For the three and nine months ended September 30, 2012, QVC-Germany primarily experienced declines in health, apparel and accessories categories, that were somewhat offset by increases in beauty products. QVC-U.K.'s growth for the three and nine months ended September 30, 2012 was primarily the result of increased sales in the beauty and home décor product categories. QVC-Italy's sales consisted primarily of cooking and dining, beauty and apparel products.

Gross profit.    QVC's gross profit percentage increased from 36.0% to 36.6% and increased from 36.5% to 36.8% during the three and nine month periods ended September 30, 2012, respectively. For the three and nine month periods ended September 30, 2012, the increases were due primarily to a favorable net shipping and handling position including warehouse productivity in the U.S.

Operating expenses.    QVC's operating expenses are principally comprised of commissions, order processing and customer service expenses, credit card processing fees, telecommunications expenses and production costs. Such expenses decreased 5.0% or $9 million and decreased 1.9% or $10 million for the three and nine month periods ended September 30, 2012, respectively, as compared to the corresponding periods in the prior year, due to several factors.

For the three month period ended September 30, 2012, the $9 million decrease was primarily due to a $3 million decrease in commissions expense, a $2 million decrease in customer service expenses and a $2 million decrease in credit card processing fees. For the nine month period ended September 30, 2012, the $10 million decrease was primarily due to a $5 million decrease in customer service expenses and a $5 million decrease in credit card processing fees. The decrease in commissions expense was primarily due to a higher percentage of revenue from e-commerce in the U.S. and a greater proportion of non-commissionable sales in Germany. The decrease in customer service expenses was primarily due to lower manpower costs as a result of more electronic ordering from customers in the U.S. and lower sales volume in Germany. The decrease in credit card processing fees was due to a change in U.S. legislation associated with customer debit card purchases resulting in lower fees charged to merchants. Subsequent to September 30, 2012, QVC-U.S. reached an approximate $20 million net legal settlement regarding credit card interchange fees, which will be recorded as a gain in operating expenses in the fourth quarter of 2012.

SG&A expenses.    QVC's SG&A expenses include personnel, information technology, the provision for doubtful accounts, credit card income and marketing and advertising expenses. Such expenses increased from 6.7% to 7.0% and increased from 6.5% to 6.8% as a percentage of net revenue for the three and nine month periods ended September 30, 2012, respectively. SG&A expenses increased $8 million and $34 million for the three and nine month periods ended September 30, 2012, respectively, as compared to the corresponding periods in the prior year, due to a variety of factors.

For the three month period ended September 30, 2012, the $8 million increase in SG&A expenses was primarily due to a $13 million increase in personnel expenses, offset by a $3 million favorable foreign currency exchange rate impact. For the nine month period ended September 30, 2012, the $34 million increase in SG&A expenses was primarily due to a $32 million increase in personnel expenses, an $8 million increase in the provision for doubtful accounts and an $8 million increase in marketing expenses. These increases were primarily offset by a $6 million increase in credit card income and a $7 million favorable foreign currency exchange rate impact.

The increases in personnel expenses were primarily due to merit and benefits increases in all countries and higher bonus accruals in the U.S. and Japan. The increase in the provision for doubtful accounts were primarily due to the Easy-Pay installment program in the U.S. The QVC Easy-Pay Plan (known as Q Pay in Germany and the U.K.) permits customers to pay for items in two or more installments. When the QVC Easy-Pay Plan is offered by QVC and elected by the customer, the first installment is billed to the customer's credit card upon shipment. Generally, the customer's credit card is subsequently billed up to five additional monthly installments until the total purchase price of the products has been billed by QVC. The increase in marketing expenses were primarily due to a renewal of marketing efforts at QVC-Japan as a result of the earthquake and related events experienced last year, an increase in marketing efforts at QVC-Italy as the business continues to develop and QVC-U.S. internet and social media campaigns. The increase in credit card income were primarily due to higher average portfolio balances in the U.S.

Depreciation and amortization.    QVC's depreciation and amortization consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

	(in millions)
Affiliate agreements	$37	37	110	112
Customer relations	43	43	128	129

Acquisition method related amortization	80	80	238	241
Property, plant and equipment	28	36	92	104
Software amortization	16	12	40	36
Channel placement amortization	5	5	15	17

Total depreciation and amortization	$129	133	385	398

Interest expense.    For the three and nine months ended September 30, 2012, consolidated interest expense increased 8.8% and decreased 2.8%, respectively, as compared to the corresponding periods in the prior year. For the three months ended September 30, 2012, interest expense increased due to the new $500 million 5.125% Senior Secured Notes due 2022 issued on July 2, 2012 and additional borrowings on the Senior Secured Credit Facility during the period. For the nine months ended September 30, 2012, the decrease was due to lower debt balances outstanding and lower notional swap balances for the majority of the current year compared to the previous year.

Foreign currency gains (losses).    Certain loans between QVC and its subsidiaries are deemed to be short-term in nature, and accordingly, the translation of these loans is recorded on the statements of operations. The change in foreign currency gains (losses) was primarily due to variances in interest and operating payable balances between QVC and its international subsidiaries denominated in the currency of the subsidiary and the effects of currency exchange rate changes on those balances.

Income taxes.    QVC's effective tax rate for the three and nine months ended September 30, 2012 was 34.9% and 36.4%, respectively. QVC's effective tax rate for the three and nine months ended September 30, 2011 was 37.1% and 36.1%, respectively. These rates differ from the U.S. federal income tax rate of 35.0% due primarily to state tax expense. The effective tax rate decreased during the three months ended September 30, 2012 as compared to the corresponding prior period primarily due to current year state law changes. The effective tax rate increased during the nine months ended September 30, 2012 due to prior period tax benefits resulting from non-recurring changes in the business, which were offset by current year state law changes.

Adjusted operating income before depreciation and amortization
(adjusted OIBDA)

QVC defines adjusted OIBDA as net revenue less cost of goods sold, operating expenses and selling, general and administrative expenses (excluding stock compensation). QVC's chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate the businesses and make decisions about allocating resources among the businesses. QVC believes that this is an important indicator of the operational strength and performance of the businesses, including the ability to service debt and fund capital expenditures. In addition, this measure allows QVC to view operating results, perform analytical comparisons and perform benchmarking among its businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation, amortization and stock compensation that are included in the measurement of operating income pursuant to U.S. GAAP. Accordingly, adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. GAAP.

The primary material limitations associated with the use of Adjusted OIBDA as compared to GAAP results are (i) it may not be comparable to similarly titled measures used by other companies in the industry, and (ii) it excludes financial information that some may consider important in evaluating QVC's performance. QVC compensates for these limitations by providing disclosure of the difference between Adjusted OIBDA and GAAP results, including providing a reconciliation of Adjusted OIBDA to GAAP results, to enable investors to perform their own analysis of QVC's operating results. Refer to note 10 to the accompanying consolidated financial statements for a reconciliation of Adjusted OIBDA to Income before income taxes.

Seasonality

QVC's business is seasonal due to a higher volume of sales in the fourth calendar quarter related to year-end holiday shopping. In recent years, QVC has earned, on average, between

22% and 23% of revenue in each of the first three quarters of the year and approximately 32% of its revenue in the fourth quarter of the year.

Financial position, liquidity and capital resources

Historically, QVC's primary sources of cash have been cash provided by operating activities and borrowings under QVC, Inc.'s Senior Secured Credit Facility. In general, QVC uses this cash to fund its operations, make capital purchases, make payments to Liberty, make interest payments and minimize QVC, Inc.'s outstanding Senior Secured Credit Facility balance.

As of September 30, 2012, substantially all of QVC's cash and cash equivalents were invested in AAA rated money market funds and time deposits with banks rated A or above.

Availability under QVC, Inc.'s Senior Secured Credit Facility as of September 30, 2012 was $1.1 billion. QVC, Inc.'s Senior Secured Credit Facility matures in September 2015.

During the quarter, there were no significant changes to QVC, Inc.'s debt credit ratings.

QVC, Inc. was in compliance with all of its debt covenants as of September 30, 2012.

On July 2, 2012, QVC, Inc. issued $500 million principal amount of 5.125% Senior Secured Notes due 2022 at par. The net proceeds from the issuance of these instruments were used to reduce the outstanding principal under QVC, Inc.'s Senior Secured Credit Facility and for general corporate purposes.

During the nine months ended September 30, 2012, QVC's primary uses of cash were $1.7 billion of dividends to Liberty, $165 million of capital expenditures, a $29 million dividend payment to the minority shareholder of QVC-Japan and $71 million paid related to investments in joint ventures and acquisitions, net of cash received. These uses of cash were funded primarily with $875 million of cash provided by operating activities and $422 million of net principal borrowings on the Senior Secured Credit Facility and the issuance of the $500 million 5.125% Senior Secured Notes due 2022. As of September 30, 2012, QVC's cash balance was $386 million.

During the nine months ended September 30, 2011, QVC's primary uses of cash were $184 million of dividends to Liberty, $346 million of principal payments on debt and capital lease obligations, $154 million of capital expenditures and a $50 million dividend payment to the minority shareholder of QVC-Japan. These uses of cash were funded primarily with $536 million of cash provided by operating activities. As of September 30, 2011, QVC's cash balance was $432 million.

The change in cash provided by operating activities for the nine months ended September 30, 2012 compared to September 30, 2011 was primarily due to an increase in net income and variances in accounts receivable and accrued liabilities balances. The variance in accounts receivable was primarily due to the Easy-Pay installment program and the change in accrued liabilities was primarily due to variances in taxes payable balances.

There are no restrictions under the indenture for the exchange notes on QVC's ability to pay dividends or make other restricted payments if QVC is not in default on its senior secured notes and QVC's consolidated leverage ratio (as defined under "Description of notes") would be no greater than 3.5 to 1.0 (under QVC's Senior Secured Credit Facility, this ratio is 3.25 to 1.0 as of

September 30, 2012). As a result, Liberty will, in many instances, be permitted to rely on QVC's cash flow for servicing Liberty's debt and for other purposes, including payments of dividends on Liberty's capital stock, if declared, or to fund acquisitions or other operational requirements of Liberty and its subsidiaries. These events may deplete QVC's retained earnings or require QVC to borrow under the senior secured credit facility, increasing QVC's leverage and decreasing liquidity. QVC has made significant distributions to Liberty in the past.

QVC's projected uses of cash for the remaining months of 2012 include payments of approximately $110 million for capital expenditures and $91 million for interest payments. Information concerning the amount and timing of required payments related to QVC's long-term debt at September 30, 2012 is summarized below (in millions):

	Payments due by period
	Total	Remaining 2012	2013-14	2015-16	After 2016

Long-term debt (excluding capital lease obligations)	$3,351	—	—	851	2,500
Interest payments(1)	1,387	91	393	359	544

(1)   Amounts (i) are based on the terms of QVC Inc.'s Senior Secured Credit Facility and Senior Secured Notes, (ii) assume the interest rates on the floating rate debt remain constant at the rates in effect as of September 30, 2012, (iii) assumes that existing debt is repaid at maturity, (iv) is inclusive of interest rate swaps entered into as of the date of these financial statements and (iv) excludes capital lease obligations.

QVC has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible that we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that the amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Quantitative and qualitative disclosures about market risk

QVC is exposed to market risk in the normal course of business due to ongoing investing and financial activities and the conduct of operations by subsidiaries in different foreign countries. Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. QVC has established procedures and internal processes governing the management of market risks and the use of financial instruments to manage exposure to such risks.

Interest rate risk

QVC is exposed to changes in interest rates primarily as a result of borrowing activities. QVC manages the exposure to interest rates by maintaining what QVC believes is an appropriate mix of fixed and variable rate debt to limit interest rate risk. QVC also achieves this mix by entering into interest rate swap arrangements when deemed appropriate. As of September 30, 2012, QVC's debt, excluding capital leases and unamortized discounts, was comprised of $2.5 billion of fixed rate debt and $851 million of variable rate debt. After considering the effects of the interest rate swaps, the weighted average rate applicable to all of the outstanding debt and interest rate swaps was 7.0% as of September 30, 2012.

QVC periodically assesses the effectiveness of the derivative financial instruments. With regard to interest rate swaps, QVC monitors the fair value of interest rate swaps as well as the effective interest rate the interest rate swap yields in comparison to historical interest rate trends.

QVC's interest rate swaps are executed with counterparties who are well known major financial institutions with high credit ratings. While QVC believes these interest rate swaps effectively mitigate interest rate risk, they are subject to counterparty credit risk. Counterparty credit risk is the risk that the counterparty is unable to perform under the terms of the interest rate swaps upon settlement of the swaps. To protect itself against credit risk associated with these counterparties QVC generally executes interest rate swaps with several different counterparties.

Due to the importance of these derivative instruments to its risk management strategy, QVC actively monitors the creditworthiness of each of these counterparties. Based on its analysis, QVC currently considers nonperformance by any of its counterparties to be unlikely.

Foreign currency exchange rate risk

QVC is exposed to foreign exchange rate fluctuations related to the monetary assets and liabilities and the financial results of its foreign subsidiaries. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated into U.S. Dollars at period-end exchange rates, and the statements of operations are translated at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. Dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in other comprehensive income (loss) as a separate component of shareholder's equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end transactions) or realized upon settlement of the transactions. Cash flows from operations in foreign countries are translated at the average rate for the period. Accordingly, QVC may experience economic loss and a negative impact on earnings and equity with respect to its holdings solely as a result of foreign currency exchange rate fluctuations. QVC's reported adjusted OIBDA for the three and nine month periods ended September 30, 2012 would have been impacted by approximately $1.4 million and $3.9 million, respectively, for every 1% change in foreign currency exchange rates relative to the U.S. dollar.

The credit facility provides the ability to borrow in multiple currencies. This allows QVC to somewhat mitigate foreign currency exchange rate risks. As of September 30, 2012, QVC had borrowings of 5.5 billion Japanese Yen, equivalent to $71 million based on an exchange rate of 77.93 Japanese Yen per U.S. Dollar, outstanding under the credit facility. As of September 30, 2012, the foreign currency exchange exposure to these borrowings approximated $0.7 million for every 1% change in the Japanese yen exchange rate per U.S. dollar.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update No. 2011-04, which amends Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures," to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. QVC adopted this guidance as of January 1, 2012, and adoption did not have an impact on its consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued Accounting Standard Update No. 2011-05, which amends ASC Topic 220, "Comprehensive Income," to increase the prominence of items reported in other comprehensive income by eliminating the option of presenting components of comprehensive income as part of the statement of changes in shareholders' equity. The updated guidance requires that all nonowner changes in shareholders' equity be presented either as a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued Accounting Standards Update No. 2011-12, which defers the requirement to present on the face of the financial statements items that are reclassified from other comprehensive income to net income, while the FASB further deliberates this aspect of the proposal. The guidance is limited to the form and content of the financial statements and disclosures. QVC adopted this guidance, as amended, as of January 1, 2012, and adoption did not have an impact on its consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, which amends ASC Subtopic 210-20, "Offsetting." The guidance requires enhanced disclosures with improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current guidance. This guidance is effective for interim and annual periods beginning after January 1, 2013. The guidance is limited to the form and content of disclosures, and QVC does not anticipate that the adoption of this guidance will have an impact on its consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, which amends the guidance on testing indefinite-lived intangible assets, other than goodwill, for impairment. The amendment permits an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. The guidance is effective for QVC beginning in fiscal 2013; however, early adoption is permitted. QVC adopted this guidance during the third quarter of 2012. There was no impact to QVC's financial statements upon adoption of this standard.

QVC, Inc. and Subsidiaries
Consolidated balance sheets

(in millions)	September 30, 2012	December 31, 2011

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$386	560
Restricted cash	13	15
Accounts receivable, less allowance for doubtful accounts of $72 million at September 30, 2012 and $79 million at December 31, 2011	679	1,020
Inventories	1,038	906
Deferred income taxes	150	138
Prepaid expenses	58	54

Total current assets	2,324	2,693
Property, plant and equipment, net of accumulated depreciation of $874 million at September 30, 2012 and $813 million at December 31, 2011	1,124	1,084
Cable and satellite television distribution rights, net	783	905
Goodwill	5,251	5,239
Other intangible assets, net	3,508	3,624
Other noncurrent assets	77	25

Total assets	$13,067	13,570

Liabilities and equity
Current liabilities:
Current portion of debt and capital lease obligations	$9	10
Accounts payable—trade	538	491
Accrued liabilities	751	817

Total current liabilities	1,298	1,318
Long-term portion of debt and capital lease obligations	3,390	2,480
Deferred compensation	12	11
Deferred income taxes	1,440	1,534
Other long-term liabilities	174	208

Total liabilities	6,314	5,551

Equity:
QVC, Inc. shareholder's equity:
Common stock, $0.01 par value	—	—
Additional paid-in capital	6,667	6,644
(Accumulated deficit) retained earnings	(251)	1,052
Accumulated other comprehensive income	196	194

Total QVC, Inc. shareholder's equity	6,612	7,890
Noncontrolling interest	141	129

Total equity	6,753	8,019

Total liabilities and equity	$13,067	13,570

See accompanying notes to consolidated financial statements.

QVC, Inc. and Subsidiaries
Consolidated statements of operations

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2012	2011	2012	2011

	(unaudited)
Net revenue	$1,918	1,886	5,824	5,619
Cost of goods sold	1,216	1,207	3,680	3,570

Gross profit	702	679	2,144	2,049

Operating expenses:
Operating	171	180	522	532
Selling, general and administrative, including stock-based compensation	142	132	418	379
Depreciation	28	36	92	104
Amortization of intangible assets	101	97	293	294

	442	445	1,325	1,309

Operating income	260	234	819	740

Other income (expense):
Loss on investments	(3)	(2)	(3)	(2)
Gain on financial instruments	12	11	36	37
Interest expense	(62)	(57)	(174)	(179)
Interest income	1	1	2	1
Foreign currency gain (loss)	1	(9)	(1)	2

	(51)	(56)	(140)	(141)

Income before income taxes	209	178	679	599
Income tax expense	(73)	(66)	(247)	(216)

Net income	136	112	432	383
Less: Net income attributable to the noncontrolling interest	(15)	(12)	(44)	(34)

Net income attributable to QVC, Inc. shareholder	$121	100	388	349

See accompanying notes to consolidated financial statements.

QVC, Inc. and Subsidiaries

Consolidated statements of comprehensive income

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2012	2011	2012	2011

	(unaudited)
Net Income	$136	112	432	383

Other comprehensive income, net of tax:
Foreign currency translation adjustments	35	(65)	(1)	6

Total other comprehensive (loss) income	35	(65)	(1)	6

Total comprehensive income	171	47	431	389
Comprehensive income attributable to noncontrolling interest	(18)	(17)	(41)	(38)

Comprehensive income attributable to QVC, Inc. shareholder	$153	30	390	351

See accompanying notes to consolidated financial statements.

QVC, Inc. and Subsidiaries

Consolidated statement of equity

Nine months ended September 30, 2012

	Common stock		Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income
(in millions, except share data)						Non-controlling interest	Total Equity
	Shares	Amount

	(unaudited)
Balance, January 1, 2012	1	—	$6,644	1,052	194	129	8,019
Net income	—	—	—	388	—	44	432
Other comprehensive income (expense):
Foreign currency translation adjustments, net of income tax benefit of $2 million	—	—	—	—	2	(3)	(1)
Dividend paid to Liberty and noncontrolling interest and other	—	—	(8)	(1,691)	—	(29)	(1,728)
Tax benefit resulting from exercise of employee stock options	—	—	10	—	—	—	10
Stock-based compensation	—	—	21	—	—	—	21

Balance, September 30, 2012	1	—	$6,667	(251)	196	141	6,753

See accompanying notes to consolidated financial statements.

QVC, Inc. and Subsidiaries

Consolidated statements of cash flows

	Nine months ended September 30,
(in millions)	2012	2011

	(unaudited)
Operating activities:
Net income	$432	383
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on investments	3	2
Deferred income taxes	(109)	(96)
Foreign currency loss (gain)	1	(2)
Change in fair value of interest rate swaps	(36)	(37)
Depreciation	92	104
Amortization of intangible assets	293	294
Non-cash interest charges	6	6
Stock-based compensation	21	16
Change in other long-term liabilities	15	9
Effects of changes in working capital items	157	(143)

Net cash provided by operating activities	875	536

Investing activities:
Capital expenditures, net	(165)	(154)
Expenditures for cable and satellite television distribution rights	(1)	(2)
Cash paid for joint ventures and acquisitions of businesses, net of cash received	(71)	—
Changes in restricted cash	2	1
Changes in other noncurrent assets and liabilities	(1)	3

Net cash used in investing activities	(236)	(152)

Financing activities:
Principal borrowings (payments) of debt and capital lease obligations	413	(346)
Proceeds from issuance of bonds	500	—
Payment of debt origination fees	(8)	—
Dividends paid to Liberty	(1,682)	(184)
Dividends paid to noncontrolling interest	(29)	(50)

Net cash used in financing activities	(806)	(580)

Effect of foreign exchange rate changes on cash and cash equivalents	(7)	7

Net decrease in cash and cash equivalents	(174)	(189)
Cash and cash equivalents, beginning of period	560	621

Cash and cash equivalents, end of period	$386	432

Effects of changes in working capital items:
Decrease in accounts receivable	$332	235
Increase in inventories	(129)	(81)
Increase in current deferred income taxes	—	(8)
Increase in prepaid expenses	—	(1)
Increase (decrease) in accounts payable—trade	50	(48)
Decrease in accrued liabilities	(96)	(240)

	$157	(143)

See accompanying notes to consolidated financial statements.

QVC, Inc. and Subsidiaries
Notes to consolidated financial statements
September 30, 2012

(1)   Basis of Presentation

QVC, Inc. and Subsidiaries ("QVC" or the "Company") is a retailer of a wide range of consumer products, which are marketed and sold primarily by merchandise-focused televised shopping programs, the internet and mobile applications. In the United States, QVC's live programming is distributed via its nationally televised shopping program 24 hours a day, 364 days per year ("QVC-U.S."). Internationally, QVC's program services are based in Japan ("QVC-Japan"), Germany ("QVC-Germany"), the United Kingdom ("QVC-U.K.") and Italy ("QVC-Italy"). QVC-Japan and QVC-Germany each distribute live programming 24 hours a day and QVC-U.K. distributes its program 24 hours a day with 17 hours of live programming. QVC-Italy launched on October 1, 2010, and is distributing programming live for 17 hours a day on satellite and public television and an additional seven hours a day of recorded programming on satellite television.

QVC-Japan is a venture that is owned 60% by QVC and 40% by Mitsui & Co. LTD ("Mitsui"). QVC and Mitsui share in all profits and losses based on the respective ownership proportions. During the nine month periods ended September 30, 2012 and 2011, QVC-Japan paid dividends to Mitsui of $29 and $50 million, respectively.

On July 4, 2012, QVC entered into a joint venture with China Broadcasting Corporation, a limited liability company, owned by China National Radio ("CNR") for a 49% interest in a CNR subsidiary, CNR Home Shopping Co., Ltd. ("CNRS"). CNRS is distributing live programming for 12 hours a day and recorded programming for 12 hours a day. This joint venture is being accounted for as an equity method investment as a component of loss on investments in the consolidated statements of operations.

QVC is an indirect wholly owned subsidiary of Liberty Interactive Corporation ("Liberty"), which owns interests in a broad range of digital commerce businesses. On August 9, 2012, Liberty completed the recapitalization of its common stock into shares of the corresponding series of two new tracking stocks, Liberty Interactive (Nasdaq: LINTA, LINTB) and Liberty Ventures (Nasdaq: LVNTA, LVNTB). The Company became attributed to the Liberty Interactive tracking stock, which will track the assets and liabilities of Liberty's Interactive Group (the "Interactive Group"). The Interactive Group does not represent a separate legal entity; rather, it represents those businesses, assets and liabilities that are attributed to that group. To partially fund the cash attributed to Liberty Ventures, QVC declared and paid dividends to Liberty in the amount of $1.2 billion, $0.8 billion of which was funded with borrowings from the Senior Secured Credit Facility discussed further in note 5.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

The accompanying interim unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments except as disclosed herein) considered necessary for a fair presentation of the results for such periods have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. These consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2011.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Estimates include but are not limited to sales returns, uncollectible receivables, inventory obsolescence, medical and other benefit related costs, depreciable lives of fixed assets, internally-developed software, valuation of acquired intangible assets and goodwill, income taxes and stock-based compensation.

Certain prior period amounts have been reclassified to conform to current period presentation.

(2)   Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update No. 2011-04, which amends Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures," to result in common fair value measurements and disclosures between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments change the wording used to describe fair value measurement requirements and disclosures, but often do not result in a change in the application of current guidance. Certain amendments clarify the intent about the application of existing fair value measurement requirements, while certain other amendments change a principle or requirement for fair value measurement or disclosure. The Company adopted this guidance as of January 1, 2012, and adoption did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued Accounting Standard Update No. 2011-05, which amends ASC Topic 220, "Comprehensive Income," to increase the prominence of items reported in other comprehensive income by eliminating the option of presenting components of comprehensive income as part of the statement of changes in shareholders' equity. The updated guidance requires that all nonowner changes in shareholders' equity be presented either as a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued Accounting Standards Update No. 2011-12, which defers the requirement to present on the face of the financial statements items that are reclassified from other comprehensive income to net income, while the FASB further deliberates this aspect of the proposal. The guidance is limited to the form and content of the financial statements and disclosures. The Company adopted this guidance, as amended, as of January 1, 2012, and adoption did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, which amends ASC Subtopic 210-20, "Offsetting." The guidance requires enhanced disclosures with improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current guidance. This guidance is effective for interim and annual periods beginning after January 1, 2013. The guidance is limited to the form and content of disclosures, and the Company does not anticipate that the adoption of this guidance will have an impact on the Company's consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, which amends the guidance on testing indefinite-lived intangible assets, other than goodwill, for impairment. The amendment permits an entity to perform a qualitative impairment assessment before proceeding to the two-step impairment test. The guidance is effective for the Company beginning in fiscal 2013; however, early adoption is permitted. The Company adopted this guidance during the third quarter of 2012. There was no impact to the Company's financial statements upon adoption of this standard.

(3)   Intangible Assets

(a) Cable and Satellite Television Distribution Rights, Net

Cable and satellite television distribution rights consisted of the following:

	September 30, 2012	December 31, 2011

	(in millions)
Cable and satellite television distribution rights	$2,284	2,284
Less: accumulated amortization	(1,501)	(1,379)

Cable and satellite television distribution rights, net	$783	905

Amortization expense for cable and satellite television distribution rights was $41 million for the three months ended September 30, 2012 and 2011. For the nine months ended September 30, 2012 and 2011, amortization expense for cable and satellite television distribution rights was $122 million and $126 million, respectively. As of September 30, 2012, estimated related amortization expense for the next five years ended December 31 was as follows (in millions):

Remainder of 2012	$44
2013	162
2014	158
2015	155
2016	154

(b) Goodwill

Changes in the carrying amount of goodwill were as follows (in millions):

Balance, January 1, 2012	$5,239
Acquisition related activity	15
Foreign currency translation	(3)

Balance, September 30, 2012	$5,251

(c) Other Intangible Assets, Net

Other intangible assets consisted of the following:

	September 30, 2012		December 31, 2011
	Gross cost	Accumulated amortization	Gross cost	Accumulated amortization

	(In millions)
Purchased and internally developed software	$515	(337)	473	(307)
Affiliate and customer relationships	2,441	(1,578)	2,440	(1,446)
Debt origination fees	54	(16)	47	(11)
Trademarks (indefinite life)	2,429	—	2,428	—

	$5,439	(1,931)	5,388	(1,764)

Amortization expense for other intangible assets was $60 million and $56 million for the three months ended September 30, 2012 and 2011. For the nine months ended September 30, 2012 and 2011, amortization expense for other intangible assets was $171 million and $168 million, respectively. As of September 30, 2012, the estimated amortization expense for the next five years ended December 31 was as follows (in millions):

Remainder of 2012	$69
2013	251
2014	236
2015	206
2016	177

(4)   Accrued Liabilities

Accrued liabilities consisted of the following:

	September 30, 2012	December 31, 2011

	(in millions)
Accounts payable non-trade	$225	256
Deferred revenue	89	88
Accrued compensation and benefits	86	95
Allowance for sales returns	69	85
Income taxes due to tax authorities	51	53
Liability for consigned goods sold	42	69
Accrued interest	79	36
Sales and other taxes	26	41
Other	84	94

	$751	817

(5)   Long-term Debt and Interest Rate Swap Arrangements

Long-term debt consisted of the following:

	September 30, 2012	December 31, 2011

	(in millions)
7.125% Senior Secured Notes	$500	500
7.5% Senior Secured Notes, net of original issue discount	987	986
7.375% Senior Secured Notes	500	500
5.125% Senior Secured Notes	500	—
Senior Secured Credit Facility	851	434
Capital lease obligations	61	70

Total debt	3,399	2,490
Less current portion	(9)	(10)

Long-term portion of debt and capital lease obligations	$3,390	2,480

QVC, Inc.'s Senior Secured Credit Facility provides for $2 billion of revolving credit, with a $250 million sub-limit for standby letters of credit. Availability under QVC, Inc.'s Senior Secured Credit Facility as of September 30, 2012 was $1.1 billion. QVC, Inc.'s Senior Secured Credit Facility matures in September 2015.

On July 2, 2012, QVC, Inc. issued $500 million principal amount of 5.125% Senior Secured Notes due 2022 at par. The net proceeds from the issuance of these instruments were used to reduce the outstanding principal under QVC, Inc.'s Senior Secured Credit Facility and for general corporate purposes.

QVC, Inc. was in compliance with all of its debt covenants at September 30, 2012.

During the third quarter of 2009, QVC, Inc. entered into seven interest rate swap arrangements with an aggregate notional amount of $1.8 billion. Such arrangements provided for payments that began in March 2011 and will extend to March 2013. QVC, Inc. makes fixed payments at rates ranging from 2.98% to 3.67% and receives variable payments at 3 month LIBOR (0.39% at September 30, 2012). Additionally, during 2011, QVC, Inc. entered into seven additional interest rate swap arrangements with an aggregate notional amount of $1.4 billion that partially offset the existing 2009 swap arrangements. Such arrangements provided for payments that began in June 2011 and will extend to March 2013. QVC, Inc. receives fixed payments ranging from 0.57% to 0.95% and pays variable payments at 3 month LIBOR (0.39% at September 30, 2012). QVC, Inc.'s swap arrangements do not qualify as cash flow hedges under U.S. GAAP. Accordingly, changes in the fair value of the swaps are reflected in gain on financial instruments in the accompanying consolidated statements of operations.

QVC, Inc. entered into these interest rate swap arrangements to mitigate the interest rate risk associated with interest payments related to its variable rate debt.

At September 30, 2012, the fair value of the swap instruments was a net liability position of $23 million, of which $26 million was included in accrued liabilities, offset by $3 million included in prepaid expenses in the consolidated balance sheet. At December 31, 2011, the fair value was a net liability position of $59 million, of which $61 million was included in other long-term liabilities, offset by $2 million included in other noncurrent assets in the consolidated balance sheet.

(6)   Leases and Transponder Service Agreements

Future minimum payments under non-cancelable operating leases and capital transponder leases with initial terms of one year or more at September 30, 2012 consisted of the following:

	Capital Transponders	Operating Leases - Satellite Uplink	Operating Leases - Other	Operating Leases - Total

	(in millions)
Remainder of 2012	$6	4	11	15
2013	10	2	15	17
2014	9	1	12	13
2015	8	—	10	10
2016	8	—	8	8
Thereafter	25	1	99	100

Total	$66	8	155	163

The Company transmits QVC programs in the United States on a protected, nonpreemptible transponder on a communication satellite.

The Company has entered into seven separate agreements with transponder suppliers to transmit its programs in the U.S., the U.K. and Germany via various satellites at an aggregate monthly cost of $1 million. The agreements expire on various dates between 2013 and 2022. Depreciation expense related to the transponders was $2 million and $3 million for the three month periods ended September 30, 2012 and 2011, respectively. For the nine months ended September 30, 2012 and 2011, depreciation expense related to the transponders was $9 million and $10 million. Total future minimum capital lease payments of $66 million include $5 million of imputed interest.

In 2010, the Company entered into a twenty-one year operating lease for its QVC-U.K. headquarters that commenced in 2012, which is included in the future minimum operating lease payments in the above table.

Expenses for operating leases, principally for data processing equipment and facilities, and for satellite uplink service agreements amounted to $7 million and $6 million for the three month periods ended September 30, 2012 and 2011, respectively. For the nine month periods ended September 30, 2012 and 2011, expenses for operating leases were $24 million and $18 million, respectively.

QVC's ability to continue to sell products to its customers is dependent on its ability to maintain uninterrupted broadcast via its satellite transponder network.

(7)   Income Taxes

The Company calculates its interim income tax provision by applying its best estimate of the annual expected effective tax rate to its ordinary year-to-date income or loss. The tax or benefit related to significant, unusual or extraordinary items that will be separately reported or reported net of their related tax effect are individually computed and recognized in the interim period in which those items occur.

The computation of the annual estimated effective tax rate at each interim period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in foreign jurisdictions, permanent and temporary differences as a result of differences between amounts measured and recognized in accordance with tax laws and financial accounting standards, and the likelihood of recovering deferred tax assets. The accounting estimates used to compute the provision for income taxes may change as new events occur, additional information is obtained or as the tax environment changes. To the extent that the estimated annual effective tax rate changes during a quarter, the effect of the change on the prior quarters is included in the tax expense for the current quarter.

For the nine month period ended September 30, 2012, the Company recorded a tax provision of $247 million, which represented an effective tax rate of 36.4%. This rate differed from the U.S. federal income tax rate of 35.0% primarily due to state tax expense.

The Company's tax years 2012 and 2011 are currently under examination by the Internal Revenue Service ("IRS"). The Company files Federal tax returns on a consolidated basis with its parent company, Liberty. The Company, or one of its subsidiaries, files income tax returns in various states and foreign jurisdictions. The Company, or one of its subsidiaries, is currently under examination in the states of California, Minnesota, New York, North Carolina and Pennsylvania, as well as in Germany and the U.K.

The amounts of the tax-related balances from (due to) Liberty at September 30, 2012 and December 31, 2011 were $1 million and ($21) million, respectively, and were included in prepaid expenses and accrued liabilities, respectively, in the accompanying consolidated balance sheets.

The Company entered into a Tax Liability Allocation and Indemnification Agreement (the "Agreement"), dated April 26, 2004, with Liberty Interactive LLC ("Liberty LLC"). The Agreement establishes the methodology for the calculation and payment of income taxes in connection with the consolidation of the Company with Liberty for income tax purposes. Generally, the Agreement provides that the Company will pay Liberty LLC an amount equal to the tax liability, if any, that it would have if it were to file as a consolidated group separate and apart from Liberty, with exceptions for the treatment and timing of certain items, including but not limited to deferred intercompany transactions, credits, and net operating and capital losses. To the extent that the separate company tax expense is different from the payment terms of the Agreement, the difference is recorded as either a dividend or capital contribution.

(8)   Commitments and Contingencies

The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that the amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Network and information systems, including the internet and telecommunication systems, third party delivery services and other technologies are critical to our business activities. Substantially all our customer orders, fulfillment and delivery services are dependent upon the use of network and information systems, including the use of third party telecommunication and delivery service providers. If information systems including the internet or telecommunication services are disrupted, or if the third party delivery services experience a disruption in their transportation delivery services, we could face a significant disruption in fulfilling our customer orders and shipment of our products. We have active disaster recovery programs in place to help mitigate risks associated with these critical business activities.

(9)   Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported or disclosed at fair value, U.S. GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

The Company's assets and liabilities measured or disclosed at fair value were as follows:

		Fair value measurements at September 30, 2012 using
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

	(in millions)
Current assets:
Cash equivalents	$280	280	—	—
Interest rate swap arrangements (Note 5)	3	—	3	—
Current liabilities:
Interest rate swap arrangements (Note 5)	26	—	26	—
Long-term liabilities:
Debt (Note 5)	3,583	—	3,583	—

		Fair value measurements at December 31, 2011 using
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

	(in millions)
Current assets:
Cash equivalents	$493	493	—	—
Noncurrent assets:
Interest rate swap arrangements (Note 5)	2	—	2	—
Long-term liabilities:
Interest rate swap arrangements (Note 5)	61	—	61	—
Debt (Note 5)	2,636	—	2,636	—

The majority of the Company's Level 2 financial assets and liabilities are debt instruments with quoted market prices that are not considered to be traded on "active markets", as defined in U.S. GAAP. Accordingly, the financial instruments are reported in the foregoing table as Level 2 fair value instruments.

U.S. GAAP requires the incorporation of a credit risk valuation adjustment in the Company's fair value measurements to estimate the impact of both its own nonperformance risk and the nonperformance risk of its counterparties. The Company estimates credit risk associated with its own and its counterparties' nonperformance primarily by using observable credit default swap rates for terms similar to those of the remaining life of the instrument, adjusted for any master netting arrangements or other factors that provide an estimate of nonperformance risk. These are Level 3 inputs. However, as the credit risk valuation adjustments were not significant, the Company continues to report its interest rate swaps as Level 2. The counterparties to the

Company's interest rate swap arrangements are all major international financial institutions. The Company is exposed to credit loss in the event of nonperformance by these counterparties. The Company continually monitors its positions and the credit ratings of its counterparties and does not anticipate nonperformance by the counterparties.

(10) Information about QVC's Operating Segments

Each of the Company's operating segments is a retailer of a wide range of consumer products, which are marketed and sold primarily by merchandise-focused, televised-shopping programs as well as via the internet and mobile applications in certain markets. The Company has operations in the U.S., Japan, Germany, the U.K. and Italy. As such, the Company has identified these as its five reportable segments. The segment presentation for prior periods has been conformed to the current period segment presentation.

The Company evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as net revenue, adjusted OIBDA, gross margin, average sales price per unit, number of units shipped and revenue or sales per subscriber equivalent.

The Company defines adjusted OIBDA as revenue less cost of sales, operating expenses and selling, general and administrative expenses (excluding stock-based compensation). The Company's chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among its businesses. The Company believes this measure is an important indicator of the operational strength and performance of its segments, including each business's ability to fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking among our businesses and identify strategies to improve performance. This measure of performance excludes depreciation, amortization and stock-based compensation that are included in the measurement of operating income pursuant to U.S. GAAP. Accordingly, adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. GAAP.

Performance Measures

	Three months ended September 30,				Nine months ended September 30,
	2012		2011		2012		2011
	Net revenue	Adjusted OIBDA	Net revenue	Adjusted OIBDA	Net revenue	Adjusted OIBDA	Net revenue	Adjusted OIBDA

	(in millions)
QVC-U.S.	$1,237	278	1,196	259	3,757	863	3,620	824
QVC-Japan	301	67	281	61	900	200	783	163
QVC-Germany	211	36	252	40	668	121	757	130
QVC-U.K.	149	21	147	24	445	62	439	71
QVC-Italy	20	(5)	10	(11)	54	(21)	20	(34)

Consolidated QVC	$1,918	397	1,886	373	5,824	1,225	5,619	1,154

Net revenue amounts by product category are not available from our general purpose financial statements.

Other Information

	September 30, 2012		December 31, 2011
	Total assets	Capital expenditures	Total assets	Capital expenditures

	(in millions)
QVC-U.S.	$10,222	50	10,682	101
QVC-Japan	965	78	959	63
QVC-Germany	1,022	16	1,112	35
QVC-U.K.	620	17	577	53
QVC-Italy	238	4	240	7

Consolidated QVC	$13,067	165	13,570	259

Long-lived assets, net of accumulated depreciation, by geographic area were as follows:

	September 30, 2012	December 31, 2011

	(in millions)
QVC-U.S.	$421	432
QVC-Japan	287	224
QVC-Germany	217	233
QVC-U.K.	152	143
QVC-Italy	47	52

Consolidated QVC	$1,124	1,084

The following table provides a reconciliation of Adjusted OIBDA to income before income taxes:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

	(in millions)
Consolidated adjusted OIBDA	$397	373	1,225	1,154
Stock-based compensation	(8)	(6)	(21)	(16)
Depreciation and amortization	(129)	(133)	(385)	(398)
Gain on financial instruments	12	11	36	37
Interest expense	(62)	(57)	(174)	(179)
Interest income	1	1	2	1
Loss on investments	(3)	(2)	(3)	(2)
Foreign currency gain (loss)	1	(9)	(1)	2

Income before income taxes	$209	178	679	599

(11) Business Acquisitions and Investments in Affiliates

(a)    Business Acquisitions

On February 21, 2012, the Company acquired 100% of the outstanding shares of Send the Trend, Inc. ("STT") for $16 million, net of cash received. The purchase agreements also provide for a promissory note and additional payments to be made based upon the achievement of certain objectives. The Company does not expect the additional payments to be material to the financial statements. STT is an e-commerce company based in New York, NY, U.S. that provides customers a way to shop for personalized fashion accessories and beauty products.

The Company believes that this transaction will strengthen its penetration in e-commerce as well as provide additional growth opportunities within the broader apparel, jewelry and accessories categories due to STT's proprietary personalization software.

Acquired businesses are accounted for using the acquisition method of accounting, which requires the Company to record assets acquired and liabilities assumed at their respective fair values with the excess of the purchase price over estimated fair values recorded as goodwill. The assumptions made in determining the fair value of acquired assets and assumed liabilities as well as asset lives can materially impact the results of operations. The Company obtains information during due diligence and through other sources to establish respective fair values. Examples of factors and information that the Company uses to determine the fair values include tangible and intangible asset evaluations and appraisals and evaluations of existing contingencies and liabilities. If the initial valuation for an acquisition is incomplete by the end of the quarter in which the acquisition occurred, the Company will record a provisional estimate in the financial statements. The provisional estimate will be finalized as soon as information becomes available, but not later than one year from the acquisition date.

The Company has preliminarily valued tangible and identifiable intangible assets acquired based on their estimated fair values. The Company is in the process of completing the valuation of identifiable assets acquired and liabilities assumed and, therefore, the fair values set forth below are subject to adjustment upon finalizing the valuations. In addition, completion of the valuation may impact the assessment of the net deferred tax liability currently recognized with any adjustment resulting in a corresponding change to goodwill. The Company does not believe that these potential adjustments will be material to the financial statements.

The following table summarizes the preliminary fair value of identifiable assets and liabilities assumed at the date of the STT acquisition (in millions):

Intangible assets	$13
Goodwill	15
Long-term liabilities	(12)

Net assets	$16

The fair values assigned to intangible assets were determined through the use of the income approach, specifically the relief from royalty method. This valuation method relied on management's judgments, including expected future cash flows resulting from existing customer relationships and new customers, discount rates, royalty rates as well as other factors.

Useful lives for intangible assets were determined based upon the remaining useful economic lives of the intangible assets that are expected to contribute to future cash flows. The intangible assets are being amortized on a straight-line basis over their expected useful lives.

The $15 million of goodwill is attributable to the excess of the purchase price over the fair value of the net assets acquired and liabilities assumed. All of the goodwill has been assigned to the Company's QVC-U.S. segment and is not expected to be deductible for tax purposes.

(b)    Investments in affiliates

On July 4, 2012, the Company entered into a joint venture with China Broadcasting Corporation, a limited liability company, owned by China National Radio ("CNR") for a 49% interest in a CNR subsidiary, CNR Home Shopping Co., Ltd. ("CNRS") with an initial investment by the Company of $55 million. This joint venture is being accounted for as an equity method investment as a component of other noncurrent assets on the consolidated balance sheets and loss on investments on the consolidated statements of operations.

CNRS operates a retailing business in China through a televised shopping channel with an associated website. CNRS is headquartered in Beijing, China. The joint venture's strategy is to combine CNRS' existing knowledge of the digital shopping market and consumers in China with QVC's global experience and know-how in multimedia retailing.

(12) Subsequent Events

On October 22, 2012, QVC reached a favorable $20 million net legal settlement regarding credit card interchange fees, which will be recorded as a gain in operating expenses in the fourth quarter of 2012.

QVC declared and paid dividends to Liberty in the amount of $109 million subsequent to September 30, 2012.

(13) Guarantor/non-guarantor subsidiary financial information

The following information contains the condensed consolidating financial statements for the Company, the subsidiary issuer and parent (QVC, Inc.), the combined subsidiary guarantors (Affiliate Relations Holdings, Inc.; Affiliate Investment, Inc.; AMI 2, Inc.; ER Marks, Inc.; QVC International LLC; QVC Rocky Mount, Inc. and QVC San Antonio, LLC) and the combined non-guarantor subsidiaries pursuant to Rule 3-10 of Regulation S-X. Certain non-guarantor subsidiaries are majority owned by QVC International LLC, which is a guarantor subsidiary.

These condensed consolidating financial statements have been prepared from the Company's financial information on the same basis of accounting as the Company's consolidated financial statements. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions, such as management fees, royalty revenue and expense and interest income and expense. Goodwill and other intangible assets have been allocated to the subsidiaries based on management's estimates. Certain costs have been partially allocated to all of the subsidiaries of the Company.

The subsidiary issuer and subsidiary guarantors are 100% owned by the Company. All guarantees are full and unconditional and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries, including the guarantors, by dividend or loan. The Company has not presented separate notes and other disclosures concerning the subsidiary guarantors as the Company has determined that such material information is available in the notes to the Company's consolidated financial statements.

QVC, Inc. and Subsidiaries
Condensed consolidated balance sheets

	September 30, 2012
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined Non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$16	113	257	—	386
Restricted cash	13	—	—	—	13
Accounts receivable, net	431	—	248	—	679
Inventories	755	—	283	—	1,038
Deferred income taxes	129	—	21	—	150
Prepaid expenses	24	—	34	—	58

Total current assets	1,368	113	843	—	2,324
Property, plant and equipment, net	240	65	819	—	1,124
Cable and satellite television distribution rights, net	—	627	156	—	783
Goodwill	4,162	—	1,089	—	5,251
Other intangible assets, net	1,322	2,049	137	—	3,508
Other noncurrent assets	13	—	64	—	77
Investments in subsidiaries	3,747	994	—	(4,741)	—

Total assets	$10,852	3,848	3,108	(4,741)	13,067

Liabilities and equity
Current liabilities:
Current portion of debt and capital lease obligations	$2	—	7	—	9
Accounts payable—trade	310	—	228	—	538
Accrued liabilities	266	65	420	—	751
Intercompany accounts (receivable) payable	(275)	(328)	603	—	—

Total current liabilities	303	(263)	1,258	—	1,298
Long-term portion of debt and capital lease obligations	3,351	—	39	—	3,390
Deferred compensation	11	—	1	—	12
Deferred income taxes	429	969	42	—	1,440
Other long-term liabilities	146	—	28	—	174

Total liabilities	4,240	706	1,368	—	6,314

Equity:
QVC, Inc. shareholder's equity	6,612	3,142	1,599	(4,741)	6,612
Noncontrolling interest	—	—	141	—	141

Total equity	6,612	3,142	1,740	(4,741)	6,753

Total liabilities and equity	$10,852	3,848	3,108	(4,741)	13,067

QVC, Inc. and Subsidiaries
Condensed consolidated balance sheets

	December 31, 2011
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

Assets
Current assets:
Cash and cash equivalents	$3	223	334	—	560
Restricted cash	15	—	—	—	15
Accounts receivable, net	721	—	299	—	1,020
Inventories	693	—	213	—	906
Deferred income taxes	116	—	22	—	138
Prepaid expenses	27	—	27	—	54

Total current assets	1,575	223	895	—	2,693
Property, plant and equipment, net	247	66	771	—	1,084
Cable and satellite television distribution rights, net	—	724	181	—	905
Goodwill	4,162	—	1,077	—	5,239
Other intangible assets, net	1,443	2,049	132	—	3,624
Other noncurrent assets	13	—	12	—	25
Investments in subsidiaries	3,891	1,168	—	(5,059)	—

Total assets	$11,331	4,230	3,068	(5,059)	13,570

Liabilities and equity
Current liabilities:
Current portion of debt and capital lease obligations	$2	—	8	—	10
Accounts payable—trade	257	—	234	—	491
Accrued liabilities	348	69	400	—	817
Intercompany accounts (receivable) payable	(300)	(307)	607	—	—

Total current liabilities	307	(238)	1,249	—	1,318
Long-term portion of debt and capital lease obligations	2,435	—	45	—	2,480
Deferred compensation	11	—	—	—	11
Deferred income taxes	489	1,002	43	—	1,534
Other long-term liabilities	199	1	8	—	208

Total liabilities	3,441	765	1,345	—	5,551

Equity:
QVC, Inc. shareholder's equity	7,890	3,465	1,594	(5,059)	7,890
Noncontrolling interest	—	—	129	—	129

Total equity	7,890	3,465	1,723	(5,059)	8,019

Total liabilities and equity	$11,331	4,230	3,068	(5,059)	13,570

QVC, Inc. and Subsidiaries
Condensed consolidated statements of operations

	Three months ended September 30, 2012
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

	(unaudited)
Net revenue	$1,301	180	667	(230)	1,918
Cost of goods sold	817	27	438	(66)	1,216

Gross profit	484	153	229	(164)	702

Operating expenses:
Operating	44	46	81	—	171
Selling, general and administrative, including stock based compensation	226	—	80	(164)	142
Depreciation	9	1	18	—	28
Amortization of intangible assets	52	33	16	—	101
Intercompany management expense (income)	14	(5)	(9)	—	—

	345	75	186	(164)	442

Operating income	139	78	43	—	260

Other income (expense):
Loss on investments	—	—	(3)	—	(3)
Gain on financial instruments	12	—	—	—	12
Interest expense	(61)	—	(1)	—	(62)
Interest income	—	—	1	—	1
Foreign currency (loss) gain	(6)	2	5	—	1
Intercompany interest (expense) income	(3)	12	(9)	—	—

	(58)	14	(7)	—	(51)

Income before income taxes	81	92	36	—	209
Income tax expense	(17)	(30)	(26)	—	(73)
Equity in earnings of subsidiaries, net of tax	57	23	—	(80)	—

Net income (loss)	121	85	10	(80)	136
Less net income attributable to the noncontrolling interest	—	—	(15)	—	(15)
Net income (loss) attributable to QVC, Inc. shareholder	$121	85	(5)	(80)	121

QVC, Inc. and Subsidiaries
Condensed consolidated statements of operations

	Three months ended September 30, 2011
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

	(unaudited)
Net revenue	$1,254	174	681	(223)	1,886
Cost of goods sold	785	28	449	(55)	1,207

Gross profit	469	146	232	(168)	679

Operating expenses:
Operating	45	48	87	—	180
Selling, general and administrative, including stock based compensation	218	—	82	(168)	132
Depreciation	9	1	26	—	36
Amortization of intangible assets	48	33	16	—	97
Intercompany management expense (income)	31	(12)	(19)	—	—

	351	70	192	(168)	445

Operating income	118	76	40	—	234

Other income (expense):
Loss on investments	—	—	(2)	—	(2)
Gain on financial instruments	11	—	—	—	11
Interest expense	(56)	—	(1)	—	(57)
Interest income	—	—	1	—	1
Foreign currency loss	(1)	(7)	(1)	—	(9)
Intercompany interest (expense) income	(2)	14	(12)	—	—

	(48)	7	(15)	—	(56)

Income before income taxes	70	83	25	—	178
Income tax expense	(16)	(29)	(21)	—	(66)
Equity in earnings of subsidiaries, net of tax	46	11	—	(57)	—

Net income (loss)	100	65	4	(57)	112
Less net income attributable to the noncontrolling interest	—	—	(12)	—	(12)

Net income (loss) attributable to QVC, Inc. shareholder	$100	65	(8)	(57)	100

QVC, Inc. and Subsidiaries
Condensed consolidated statements of operations

	Nine months ended September 30, 2012
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

	(unaudited)
Net revenue	$3,963	534	2,009	(682)	5,824
Cost of goods sold	2,470	81	1,314	(185)	3,680

Gross profit	1,493	453	695	(497)	2,144

Operating expenses:
Operating	132	137	253	—	522
Selling, general and administrative, including stock based compensation	666	—	249	(497)	418
Depreciation	26	3	63	—	92
Amortization of intangible assets	148	98	47	—	293
Intercompany management expense (income)	54	(20)	(34)	—	—

	1,026	218	578	(497)	1,325

Operating income	467	235	117	—	819

Other income (expense):
Loss on investments	—	—	(3)	—	(3)
Gain on financial instruments	36	—	—	—	36
Interest expense	(173)	—	(1)	—	(174)
Interest income	—	—	2	—	2
Foreign currency (loss) gain	(11)	2	8	—	(1)
Intercompany interest (expense) income	(10)	37	(27)	—	—

	(158)	39	(21)	—	(140)

Income before income taxes	309	274	96	—	679
Income tax expense	(81)	(84)	(82)	—	(247)
Equity in earnings of subsidiaries, net of tax	160	57	—	(217)	—

Net income (loss)	388	247	14	(217)	432
Less net income attributable to the noncontrolling interest	—	—	(44)	—	(44)
Net income (loss) attributable to QVC, Inc. shareholder	$388	247	(30)	(217)	388

QVC, Inc. and Subsidiaries
Condensed consolidated statements of operations

	Nine months ended September 30, 2011
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

	(unaudited)
Net revenue	$3,801	514	1,957	(653)	5,619
Cost of goods sold	2,359	80	1,288	(157)	3,570

Gross profit	1,442	434	669	(496)	2,049

Operating expenses:
Operating	133	135	264	—	532
Selling, general and administrative, including stock based compensation	633	1	241	(496)	379
Depreciation	27	3	74	—	104
Amortization of intangible assets	146	100	48	—	294
Intercompany management expense (income)	86	(32)	(54)	—	—

	1,025	207	573	(496)	1,309

Operating income	417	227	96	—	740

Other income (expense):
Loss on investments	—	—	(2)	—	(2)
Gain on financial instruments	37	—	—	—	37
Interest expense	(178)	—	(1)	—	(179)
Interest income	—	—	1	—	1
Foreign currency gain	—	—	2	—	2
Intercompany interest (expense) income	(6)	40	(34)	—	—

	(147)	40	(34)	—	(141)

Income before income taxes	270	267	62	—	599
Income tax expense	(66)	(81)	(69)	—	(216)
Equity in earnings of subsidiaries, net of tax	145	17	—	(162)	—

Net income (loss)	349	203	(7)	(162)	383
Less net income attributable to the noncontrolling interest	—	—	(34)	—	(34)
Net income (loss) attributable to QVC, Inc. shareholder	$349	203	(41)	(162)	349

QVC, Inc. and Subsidiaries

Condensed consolidated statements of cash flows

	Nine months ended September 30, 2012
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

	(unaudited)
Operating activities:
Net cash provided by operating activities	506	252	117	—	875

Investing activities:
Capital expenditures, net	(38)	(2)	(125)	—	(165)
Expenditures for cable and satellite television distribution rights	—	(1)	—	—	(1)
Cash paid for joint ventures and acquisitions of businesses, net of cash received	(16)	—	(55)	—	(71)
Decrease in restricted cash	2	—	—	—	2
Changes in other noncurrent assets and liabilities	4	(1)	(4)	—	(1)
Intercompany investing activities	304	231	—	(535)	—

Net cash provided by (used in) investing activities	256	227	(184)	(535)	(236)

Financing activities:
Principal borrowings (payments) of debt and capital lease obligations	420	—	(7)	—	413
Proceeds from issuance of bonds	500	—	—	—	500
Payment of debt origination fees	(8)	—	—	—	(8)
Dividends paid to Liberty	(1,682)	—	—	—	(1,682)
Dividends paid to noncontrolling interest	—	—	(29)	—	(29)
Net short-term intercompany debt borrowings (repayments)	25	(21)	(4)	—	—
Intercompany financing activities	(4)	(568)	37	535	—

Net cash (used in) provided by financing activities	(749)	(589)	(3)	535	(806)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	(7)	—	(7)

Net increase (decrease) in cash and cash equivalents	13	(110)	(77)	—	(174)
Cash and cash equivalents, beginning of year	3	223	334	—	560

Cash and cash equivalents, end of year	$16	113	257	—	386

QVC, Inc. and Subsidiaries

Condensed consolidated statements of cash flows

	Nine Months Ended September 30, 2011
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

	(unaudited)
Operating activities:
Net cash provided by (used in) operating activities	326	229	(19)	—	536

Investing activities:
Capital expenditures, net	(56)	(6)	(92)	—	(154)
Expenditures for cable and satellite television distribution rights	—	(2)	—	—	(2)
Decrease in restricted cash	1	—	—	—	1
Changes in other noncurrent assets and liabilities	11	—	(8)	—	3
Intercompany investing activities	297	183	—	(480)	—

Net cash provided by (used in) investing activities	253	175	(100)	(480)	(152)

Financing activities:
Principal payments of debt and capital lease obligations	(326)	—	(20)	—	(346)
Dividends paid to Liberty	(184)	—	—	—	(184)
Dividends paid to noncontrolling interest	—	—	(50)	—	(50)
Net short-term intercompany debt borrowings (repayments)	(73)	52	21	—	—
Intercompany financing activities	(11)	(471)	2	480	—

Net cash (used in) provided by financing activities	(594)	(419)	(47)	480	(580)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	7	—	7

Net decrease in cash and cash equivalents	(15)	(15)	(159)	—	(189)
Cash and cash equivalents, beginning of year	44	160	417	—	621

Cash and cash equivalents, end of year	$29	145	258	—	432

Management's discussion and analysis of financial
condition and results of operations
December 31, 2011

Overview

QVC, Inc. and Subsidiaries ("QVC") is a retailer of a wide range of consumer products, which are marketed and sold primarily by merchandise-focused televised shopping programs, the internet and mobile applications. In the U.S., QVC's live programming is distributed via its nationally televised shopping program 24 hours a day, 364 days per year ("QVC-U.S."). Internationally, QVC's program services are based in Japan ("QVC-Japan"), Germany ("QVC-Germany"), the United Kingdom ("QVC-U.K.") and Italy ("QVC-Italy"). QVC-Japan and QVC-Germany each distribute live programming 24 hours a day and QVC-U.K. distributes its program 24 hours a day with 17 hours of live programming. QVC-Italy launched on October 1, 2010 and is distributing live programming for 17 hours a day on satellite and public television and an additional seven hours a day of recorded programming on satellite television.

QVC-Japan is a venture that is owned 60% by us and 40% by Mitsui & Co. LTD ("Mitsui"). QVC and Mitsui share in all profits and losses based on our respective ownership proportions.

QVC is an indirect wholly owned subsidiary of Liberty Interactive Corporation ("Liberty") (NASDAQ: LINTA and LINTB). Liberty owns interests in a broad range of video and online commerce businesses.

Strategies and challenges

During 2011, QVC continued to see improved economic conditions and operating results. Domestically, in 2011, QVC continued to adjust its product mix, improve its programming, enhance and optimize its website and invest in multi-media opportunities.

In 2011, each of QVC's international businesses showed revenue growth in local currency and U.S. dollars. QVC-Japan, QVC-Germany, QVC-U.K. and QVC-Italy were all helped by a weaker U.S. dollar against the Japanese yen, the euro, the U.K. pound sterling and the euro, respectively. QVC-Japan successfully navigated through a difficult natural disaster early in the year and grew its business year-over-year. QVC-Japan continued to adjust its product lines, value perception and category mix to improve performance. Efforts by QVC-Germany to diversify its programming and product mix and increase its focus on underperforming product categories by reducing airtime allocations helped to increase the business's performance during the year. In 2011, QVC-U.K. improved the sales mix, selling times and frequency of the more successful product lines, which led to increased revenue and higher product margins. Further, both QVC-Germany and QVC-U.K. expanded their television platforms with the launch of second channels. In October 2010, QVC commenced operations in Italy, which has seen steady improvement in revenue growth, but continues to sustain operating losses due to the start-up process.

QVC's goal is to become the preeminent global multimedia shopping community for people who love to shop, and to offer a shopping experience that is as much about entertainment and enrichment as it is about buying. QVC's objective is to provide an integrated shopping experience that utilizes all forms of media including television, the internet and mobile devices. In 2012, QVC intends to employ several strategies to achieve these goals and objectives. Among these strategies are to (i) extend the breadth, relevance and exposure of the QVC brand; (ii) source products that represent unique quality and value; (iii) create engaging presentation content both in televised programming, mobile and online; (iv) leverage customer loyalty and continue multi-platform expansion and (v) create a compelling and differentiated customer experience. In addition, QVC expects to leverage its existing systems, infrastructure and skills on a global basis.

QVC-U.S. has identified certain product growth opportunities and will continue to pursue compelling brands, unique items and dynamic and relevant personalities to fuel a constant flow of fresh concepts and large scale programming events. The upcoming enhanced website will provide improved product search and guided navigation, a second live counter programming show online and the ability to create micro-sites.

QVC's televised shopping program is already received by substantially all the multichannel television households in the U.S., Germany and the U.K. QVC's future net revenue growth will primarily depend on international expansion, sales growth from e-commerce and mobile platforms, additions of new customers from households already receiving QVC's television programming and growth in sales to existing customers and new customers as a result of expansion of the programming reach of QVC-Japan and QVC-Italy. QVC's future net revenue may also be affected by (i) the willingness of multichannel television distributors to continue carrying QVC's programming service; (ii) QVC's ability to maintain favorable channel positioning, which may become more difficult as distributors convert analog customers to digital; (iii) changes in television viewing habits because of personal video recorders, video-on-demand and internet video services and (iv) general economic conditions.

QVC's operating results were as follows:

	Years ended December 31
(in millions)	2011	2010	2009

Net revenue	$8,268	7,813	7,374
Costs of goods sold	(5,278)	(5,008)	(4,755)

Gross profit	2,990	2,805	2,619
Operating expenses:
Operating	(758)	(715)	(684)
SG&A expenses (excluding stock-based compensation)	(499)	(417)	(370)

Adjusted OIBDA	1,733	1,673	1,565
Stock-based compensation	(22)	(18)	(18)
Depreciation and amortization	(574)	(523)	(528)

Operating income	1,137	1,132	1,019

Other income (expense):
(Loss) gain on investments	(2)	105	(6)
Gain on financial instruments	50	40	32
Interest expense	(231)	(415)	(357)
Interest income	2	2	6
Foreign currency (loss) gain	(2)	(8)	19
Other expense	—	(23)	(15)

	(183)	(299)	(321)

Income before income taxes	954	833	698
Income tax expense	(342)	(282)	(281)

Net income	612	551	417
Less net income attributable to the noncontrolling interest	(52)	(47)	(38)

Net income attributable to QVC, Inc. shareholder	$560	504	379

Net revenue

Net revenue was generated in the following geographical areas:

	Years ended December 31
(in millions)	2011	2010	2009

QVC-U.S.	$5,412	5,241	4,987
QVC-U.K.	626	599	578
QVC-Germany	1,068	956	942
QVC-Japan	1,127	1,015	867
QVC-Italy	35	2	—

	$8,268	7,813	7,374

QVC's consolidated net revenue increased 5.8% and 6.0% for the years ended December 31, 2011 and 2010, respectively, as compared to the corresponding prior year. The 2011 increase in net revenue was primarily comprised of $478 million due to a 5.6% increase in ASP and a $167 million increase due to favorable foreign currency rates in all markets. These increases were partially offset by $123 million decrease in net revenue due to an increase in estimated product returns, a $56 million decrease due to a 1% decline in units sold and a $5 million decrease due to a decline in shipping and handling revenue. Returns as a percent of gross product revenue increased to 19.4% from 18.9% primarily from an increase in apparel and accessories as a percentage of the total mix of products sold.

The 2010 increase in net revenue was primarily comprised of $358 million due to a 4.4% increase in units shipped from 157.8 million to 164.8 million, $193 million increase due to an increase of 2.3% in ASP, $34 million increase due to an increase in shipping and handling revenue and a $4 million increase due to net favorable foreign currency rates. These increases in net revenue were partially offset by a $134 million increase in estimated product returns. Returns as a percent of gross product revenue increased slightly to 18.9% from 18.7% due primarily to higher return rates experienced in the accessories, jewelry and electronics product categories.

During the years ended December 31, 2011 and 2010, the changes in revenue and expenses were affected by changes in the exchange rates for the U.K. pound sterling, the euro and the Japanese yen. In the event the U.S. dollar strengthens against these foreign currencies in the future, QVC's revenue and operating cash flow will be negatively affected. The percentage increase in revenue for each of QVC's geographic areas in U.S. dollars and in local currency was as follows:

	Percentage increase in net revenue
	Year ended December 31, 2011		Year ended December 31, 2010
	U.S. dollars	Local currency	U.S. dollars	Local currency

QVC-U.S.	3.3%	3.3%	5.1%	5.1%
QVC-U.K.	4.5	1.0	3.6	5.3
QVC-Germany	11.7	7.1	1.5	6.7
QVC-Japan	11.0	1.0	17.1	9.7

QVC's net revenue in 2011 increased in U.S. dollars and local currency in each geographical area as compared to the prior year. QVC-U.S. net revenue growth of 3.3% was primarily due to an 8.9% increase in ASP offset by a 4.2% decrease in units sold. QVC-U.S. shipped sales increased mainly due to growth in sales of electronics, home and accessories product categories, which were offset by a decline in jewelry sales. QVC-U.K.'s growth was the result of increased sales in home and apparel that was offset by softness in sales in the jewelry category. The increase in net revenue in QVC-Germany compared to prior year was mainly due to growth in home, jewelry and apparel. QVC-Japan experienced growth in apparel, but was negatively affected by decreases in net revenue related to beauty and jewelry products. QVC-Italy sales consisted primarily of home, beauty, jewelry and apparel products. QVC-Italy was positively impacted by a 2.9% decline in returns.

On March 11, 2011, there was a significant earthquake in Japan. As a result, QVC-Japan was off-air for 12 days and experienced an interruption of its business. The QVC-Japan facilities suffered moderate damage. QVC-Japan returned on-air and resumed operations on March 23,

2011. The earthquake and related events have affected the year-to-date December 31, 2011 results; however, QVC-Japan has experienced a steady increase in year-to-date sales results as compared to the prior year.

Gross profit

QVC's gross profit percentage was 36.2%, 35.9% and 35.5% for the three years ended December 31, 2011, 2010 and 2009, respectively. The increase in gross profit percentage in 2011 was primarily due to warehouse and freight efficiencies as a result of fewer packages shipped in the U.S. The increase in the gross profit percentage in 2010 was primarily due to lower obsolescence expense in the U.S. as we continued to maintain tight inventory control.

Operating expenses

QVC's operating expenses are principally comprised of commissions, order processing and customer service expenses, credit card processing fees, telecommunications expense and production costs. Operating expenses increased $43 million or 6.0% and $31 million or 4.5% for the years ended December 31, 2011 and 2010, respectively. Included in these increases was growth of $9 million and $11 million for the years ended December 31, 2011 and 2010, respectively, related to QVC-Italy operations, which launched in October 2010. The remaining increase in 2011 was primarily due to a $19 million effect of exchange rates, an increase in commissions expense due to an increase in fixed fee payments in the U.K. and Japan and an increase in production expense in the U.S. and U.K. Operating expenses as a percent of net revenue remained consistent at 9.2% for the years ended December 31, 2011 and 2010.

Aside from Italy, the other increases in 2010 included increases in commissions expense and production personnel expenses in the U.S. and Japan and an increase in credit card fees due to sales growth as well as an increase in rates in the U.S. Despite the Italy expense, as a percent of net revenue, operating expenses declined from 9.3% to 9.2% for the year ended December 31, 2010 compared to the prior year. The 2010 decrease in operating expenses as a percent of net revenue was primarily due to lower customer service expenses as a result of an improvement in staff efficiencies as well as an increase in online ordering in the U.S. and Germany.

SG&A expenses

QVC's SG&A expenses include personnel, information technology, provision for doubtful accounts, credit card income and marketing and advertising expenses. Such expenses increased $82 million, and as a percent of net revenue, from 5.3% to 6.0% for the year ended December 31, 2011 as a result of a variety of factors. Italy's SG&A expenses increased $13 million and net credit card operations income in the U.S. decreased $33 million for the year ended December 31, 2011 (see last paragraph in this section regarding the replacement agreement with GE Capital Retail Bank). In addition, foreign exchange rates and a weakening dollar contributed $12 million of an increase in SG&A expense period over period. The remainder of our SG&A expense increased $24 million or 5.8% primarily in the U.S. as the result of increased online marketing expense of $17 million, increased outside services of $7 million, increased personnel expense of $5 million, increased software expense of $3 million, offset by a decrease in bad debt expense of $11 million. The increase in outside services for the year ended December 31, 2011 was due primarily to legal services related to (i) the defense of certain alleged patent infringement matters and (ii) the prosecution and defense of certain other intellectual property claims. Also, charitable contributions increased $2 million related to Japan relief efforts.

QVC's SG&A expenses increased $47 million, and as a percent of net revenue, grew from 5.0% to 5.3% for the year ended December 31, 2010. Italy's SG&A expenses increased $16 million period over period. Net credit card operations income in the U.S. increased $3 million for the year ended December 31, 2010 (see last paragraph in this section regarding the replacement agreement with GE Capital Bank). Excluding the effect of Italy and net credit card operations, QVC's SG&A expense increased $34 million or 9.2% for the year ended December 31, 2010. The increase was primarily in the U.S. due to a $5 million increase in bad debt expense, an $8 million increase in online marketing and public relations events, an $8 million increase in personnel expenses primarily related to increased management bonus compensation, a $7 million increase in software expenses and a $6 million increase in outside services.

Effective August 2, 2010, upon the expiration of the existing contract, QVC-U.S. entered into a replacement agreement with GE Capital Retail Bank (formerly GE Money Bank) that provides revolving credit directly to QVC's customers solely for the purchase of merchandise from QVC. Under the replacement agreement, QVC receives a portion of the economics from the credit card program according to percentages that vary with the performance of the portfolio. The replacement agreement, which will expire in August 2015, is substantially different than the expired agreement between the parties. QVC's operating income (and Adjusted OIBDA) have been negatively affected due to the terms of the replacement agreement. However, QVC used the $501 million of cash proceeds from the recovery of a noninterest bearing cash deposit maintained at GE Capital Retail Bank in connection with the prior arrangement to retire a portion of QVC, Inc.'s outstanding bank facility in 2010. QVC's net credit card income would have been approximately $22 million and $14 million more favorable in 2011 and 2010, compared to the respective prior years, based on the terms of the expired contract compared to the replacement agreement.

Depreciation and amortization

QVC's depreciation and amortization consisted of the following:

	2011	2010	2009

Affiliate agreements	$152	152	152
Customer relationships	173	173	180

Acquisition related amortization	325	325	332
Property, plant and equipment	135	128	125
Software amortization	95	51	49
Channel placement amortization	19	19	22

Total depreciation and amortization	$574	523	528

In regards to software amortization, during the fourth quarter of 2011, it was determined that certain capitalized customer relationship management ("CRM") software in the U.S. did not meet service-level expectations and desired functionality. As a result, QVC recorded an impairment of certain CRM assets in the amount of $47 million.

Gain (loss) on investments

In 2010, QVC-U.S. sold its ownership interest in GSI Commerce for aggregate cash proceeds of $220 million. QVC recognized a $105 million gain on the sale.

Interest expense

Consolidated interest expense decreased 44.3% and increased 16.2% for the years ended December 31, 2011 and 2010, respectively, as compared to the corresponding prior year periods. The decrease in 2011 was due to lower effective borrowing rates under the replacement credit agreement completed September 2, 2010 and lower debt balances outstanding compared to the previous year as well as lower notional swap balances and lower fixed rate obligations related to those notional swap balances. The increase in 2010 was due primarily to higher effective borrowing rates on our bank debt due to the restructuring of our credit agreements in June 2009 and the issuance of senior secured notes in October 2009 and March 2010 that carried higher effective rates than the bank debt that was repaid with the proceeds from the secured notes. The increase in rates more than offset the benefit of a reduction in total outstanding debt over the same period.

Interest income

Interest income for the year-ended December 31, 2011 remained consistent with prior year. For the year-ended December 31, 2010, interest income decreased due to the discontinuance of recording interest income on QVC's receivables from Liberty as these receivables were distributed as a dividend to Liberty during the first quarter of 2009. Refer also to note 15 to the accompanying consolidated financial statements.

Foreign currency gains (losses)

Certain loans between QVC and its subsidiaries were deemed to be short-term in nature, and accordingly, the translation of these loans is recorded on the statements of operations. The change in foreign currency gains (losses) was primarily due to variances in interest and operating payable balances between QVC and its international subsidiaries denominated in the currency of the subsidiary and the effects of currency exchange rate changes on those balances.

Income taxes

QVC's effective tax rate was 35.8% in 2011, 33.9% in 2010 and 40.3% in 2009. For all three years, these rates differ from the U.S. federal income tax rate of 35% due to state tax expense. In addition, the 2011 rate differs due to expected deferred tax rate changes, and the 2010 and 2009 rates differ due to revisions of expected settlement estimates and the effect of permanent differences.

Adjusted operating income before depreciation and amortization (Adjusted OIBDA)

QVC defines adjusted OIBDA as net revenue less cost of goods sold, operating expenses and selling, general and administrative expenses (excluding stock compensation). QVC's chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate the businesses and make decisions about allocating resources among the businesses. QVC believes that this is an important indicator of the operational strength and performance of the businesses, including the ability to service debt and fund capital expenditures. In addition, this measure allows QVC to view operating results, perform analytical comparisons and perform benchmarking among its businesses and identify strategies to improve performance. This measure of performance excludes such costs as depreciation, amortization and stock compensation that are included in the measurement of operating income pursuant to U.S. GAAP. Accordingly, adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. GAAP.

The primary material limitations associated with the use of Adjusted OIBDA as compared to GAAP results are (i) it may not be comparable to similarly titled measures used by other companies in the industry, and (ii) it excludes financial information that some may consider important in evaluating QVC's performance. QVC compensates for these limitations by providing disclosure of the difference between Adjusted OIBDA and GAAP results, including providing a reconciliation of Adjusted OIBDA to GAAP results, to enable investors to perform their own analysis of QVC's operating results. Refer to note 17 to the accompanying consolidated financial statements for a reconciliation of Adjusted OIBDA to Income before income taxes.

Seasonality

QVC's business is seasonal due to a higher volume of sales in the fourth calendar quarter related to year-end holiday shopping. In recent years, QVC has earned on average between 22% and 23% of its revenue in each of the first three quarters of the year and 32% of its revenue in the fourth quarter of the year.

Financial position, liquidity and capital resources

Historically, QVC's primary sources of cash have been cash provided by operating activities and borrowings under QVC, Inc.'s senior secured credit facility. In general, QVC uses this cash to fund its operations, make capital purchases, make payments to Liberty, make interest payments and minimize QVC, Inc.'s outstanding senior secured credit facility balance.

As of December 31, 2011, substantially all of QVC's cash and cash equivalents were invested in AAA rated money market funds and time deposits with banks rated A or above.

Availability under QVC, Inc.'s senior secured credit facility as of December 31, 2011 was $1.6 billion. QVC, Inc.'s senior secured credit facility matures in September 2015.

During the year, were no significant changes to QVC, Inc.'s debt credit ratings.

QVC, Inc. was in compliance with all debt covenants as of December 31, 2011.

On March 23, 2010, QVC, Inc. issued $1 billion of Senior Secured Notes. QVC, Inc. issued $500 million principal amount of 7.125% Senior Secured Notes due 2017 at par and $500 million principal amount of 7.375% Senior Secured Notes due 2020 at par. QVC, Inc. used the proceeds to fund the purchase and cancellation of certain then outstanding term loans under our previous bank credit facility that were scheduled to mature on various dates through 2014.

During the third quarter of 2010, QVC, Inc. entered into a new credit agreement that provided for a $2.0 billion revolving credit facility, with a $250 million sub-limit for standby letters of credit. QVC, Inc. may elect that the loans extended under the revolving credit agreement bear interest at a rate per annum equal to the ABR Rate or LIBOR, as each is defined in the credit agreement, plus a margin of 0.50% to 3.00% depending on various factors. The credit facility is a multi-currency facility and there is no prepayment penalty. The loans are scheduled to mature in September of 2015. The proceeds drawn under the new credit facility were used to repay outstanding indebtedness under the previous bank facilities, which are no longer outstanding.

During the year ended December 31, 2011, QVC's primary uses of cash were $372 million of debt repayments and capital lease obligations, $259 million of capital expenditures, $205 million of dividends to Liberty and a $50 million dividend payment to the minority shareholder of QVC-Japan. These uses of cash were funded primarily with $818 million of cash provided by operating activities. As of December 31, 2011, QVC's cash balance was $560 million.

During the year ended December 31, 2010, QVC's primary uses of cash were $4,142 million of debt repayments and capital lease obligations, $220 million of capital expenditures and a $63 million dividend payment to the minority shareholder of QVC-Japan. These uses of cash were funded primarily with $1,204 million of cash provided by operating activities, $2,905 million in debt borrowings and $220 million in proceeds from joint ventures and equity investees. The recovery of the $501 million noninterest bearing cash deposit maintained with GE Capital Retail Bank was recorded within operating activities in the consolidated statements of cash flows (see below paragraph in this section regarding the replacement agreement with GE Capital Retail Bank). As of December 31, 2010, QVC's cash balance was $621 million.

During the year ended December 31, 2009, QVC's primary uses of cash were $2,244 million of debt repayments and capital lease obligations, $181 million of capital expenditures and a $59 million dividend payment to the minority shareholder of QVC-Japan. These uses of cash were funded primarily with $1,148 million of cash provided by operating activities, $983 million in debt borrowings and a $522 million contribution from Liberty. As of December 31, 2009, QVC's cash balance was $748 million.

There are no restrictions under the indenture for the exchange notes on QVC's ability to pay dividends or make other restricted payments if QVC is not in default on its senior secured notes and QVC's consolidated leverage ratio (as defined under "Description of notes") would be no greater than 3.50 to 1.0 (under QVC's Senior Secured Credit Facility, this ratio is 3.25 to 1.0 as of September 30, 2012). As a result, Liberty will, in many instances, be permitted to rely on QVC's cash flow for servicing Liberty's debt and for other purposes, including payments of dividends on Liberty's capital stock, if declared, or to fund acquisitions or other operational requirements of Liberty and its subsidiaries. These events may deplete QVC's retained earnings or require QVC to borrow under the senior secured credit facility, increasing QVC's leverage and decreasing liquidity. QVC has made significant distributions to Liberty in the past.

As discussed above under "—Selling, general and administrative expenses", QVC entered into a replacement agreement with GE Capital Retail Bank pursuant to which the bank provides revolving credit directly to QVC's customers solely for the purchase of merchandise from QVC. QVC receives a portion of the economics from the credit card program according to percentages that vary with the performance of the portfolio. QVC's operating income (and

Adjusted OIBDA) has been negatively affected due to the terms of the new agreement. However, QVC used the $501 million of cash proceeds from the recovery of our noninterest bearing cash deposit maintained at GE Capital Retail Bank in connection with the prior arrangement to retire a portion of QVC, Inc.'s outstanding bank facility in 2010. QVC's net credit card income would have been approximately $22 million and $14 million more favorable in 2011 and 2010, compared to the respective prior years, based on the terms of the expired contract compared to the amended agreement.

Refer to the chart under the "—Off-balance sheet arrangements and aggregate contractual obligations" section below for additional information concerning the amount and timing of expected future payments under QVC's contractual obligations at December 31, 2011.

QVC has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible QVC may incur losses upon the conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, that may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Quantitative and qualitative disclosures about market risk

QVC is exposed to market risk in the normal course of business due to ongoing investing and financial activities and the conduct of operations by subsidiaries in different foreign countries. Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. QVC has established procedures and internal processes governing the management of market risks and the use of financial instruments to manage exposure to such risks.

Interest rate risk

QVC is exposed to changes in interest rates primarily as a result of borrowing activities. QVC manages the exposure to interest rates by maintaining what QVC believes is an appropriate mix of fixed and variable rate debt to limit interest rate risk. QVC also achieves this mix by entering into interest rate swap arrangements when deemed appropriate. As of December 31, 2011, QVC's debt, excluding capital leases and unamortized discounts, was comprised of $2.0 billion of fixed rate debt and $434 million of variable rate debt. After considering the effects of the interest rate swaps, the weighted average rate applicable to all of the outstanding debt and interest rate swaps was 8.3% as of December 31, 2011.

QVC periodically assess the effectiveness of the derivative financial instruments. With regard to interest rate swaps, QVC monitors the fair value of interest rate swaps as well as the effective interest rate the interest rate swap yields in comparison to historical interest rate trends.

QVC's interest rate swaps are executed with counterparties who are well known major financial institutions with high credit ratings. While QVC believes these interest rate swaps effectively mitigate interest rate risk, they are subject to counterparty credit risk. Counterparty credit risk is the risk that the counterparty is unable to perform under the terms of the interest rate swaps upon settlement of the swaps. To protect itself against credit risk associated with these counterparties QVC generally executes interest rate swaps with several different counterparties.

Due to the importance of these derivative instruments to its risk management strategy, QVC actively monitors the creditworthiness of each of these counterparties. Based on this analysis, QVC currently considers nonperformance by any of its counterparties to be unlikely.

Foreign currency exchange rate risk

QVC is exposed to foreign exchange rate fluctuations related to the monetary assets and liabilities and the financial results of its foreign subsidiaries. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated into U.S. Dollars at period-end exchange rates, and the statements of operations are translated at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. Dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in other comprehensive income (loss) as a separate component of shareholder's equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end transactions) or realized upon settlement of the transactions. Cash flows from operations in foreign countries are translated at the average rate for the period. Accordingly, QVC may experience economic loss and a negative impact on earnings and equity with respect to its holdings solely as a result of foreign currency exchange rate fluctuations. QVC's reported adjusted OIBDA for the year ended December 31, 2011 would have been impacted by approximately $5 million for every 1% change in foreign currency exchange rates relative to the U.S. dollar.

The credit facility provides QVC the ability to borrow in multiple currencies. This allows QVC to somewhat mitigate foreign currency exchange rate risks. As of December 31, 2011, QVC, Inc. had borrowings of 13 billion Japanese yen, equivalent to $169 million based on an exchange rate of 76.92 Japanese yen per U.S. dollar, outstanding under the credit facility. As of December 31, 2011, the foreign currency exchange exposure to these borrowings approximated $1.7 million for every 1% change in the Japanese yen exchange rate per U.S. dollar.

Off-balance sheet arrangements and aggregate contractual obligations

Information concerning the amount and timing of required payments, both accrued and off-balance sheet, under our contractual obligations at December 31, 2011 is summarized below (in millions):

	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years

Long-term debt (excluding capital lease obligations)	$2,434	—	—	434	2,000
Interest payments(1)	1,236	210	332	304	390
Capital lease obligations (including imputed interest)	81	13	21	17	30
Operating lease obligations	166	23	30	17	96
Purchase obligations and other	1,280	1,252	24	4	—

(1)   Amounts (i) are based on the terms of QVC Inc.'s senior secured credit facility and senior secured notes, (ii) assumes the interest rates on the floating rate debt remain constant at the rates in effect as of December 31, 2011, (iii) assumes that our existing debt is repaid at maturity, (iv) is inclusive of interest rate swaps entered into as of the date of these financial statements and (v) excludes capital lease obligations.

Recent accounting pronouncements

In September 2011, the Financial Accounting Standards Boards amended the Accounting Standards Codification (ASC) as summarized in Accounting Standards Update (ASU) 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. As summarized in ASU 2011-08, ASC Topic 350 has been amended to simplify how entities test goodwill for impairment by permitting entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. Previously under ASC Topic 350, an entity would be required to test goodwill, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, then, if the carrying amount was greater than the fair value of the reporting unit, step two of the test would be required to determine whether an impairment was necessary. In evaluating goodwill on a qualitative basis, QVC reviewed the business performance of each reporting unit and evaluated other relevant factors as identified in ASU 2011-08 to determine that it was more likely than not that there were no indicated impairments for any of the reporting units. QVC does not believe the outcome of performing a qualitative analysis versus immediately performing a step one test had any financial statement effect.

Critical accounting estimates

The preparation of consolidated financial statements in conformity with GAAP requires QVC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates include, but are not limited to, sales returns, uncollectible receivables, inventory obsolescence, medical and other benefit related costs, depreciable lives of fixed assets, internally developed software, valuation of acquired intangible assets and goodwill, income taxes and stock-based compensation. QVC bases its estimates on historical experience and on various other assumptions that QVC believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions. In addition, as circumstances change, QVC may revise the basis of its estimates accordingly.

Fair value measurements

QVC records a number of assets and liabilities in the consolidated balance sheet at fair value on a recurring basis. QVC has adopted the GAAP prescribed hierarchy that prioritizes inputs to valuation techniques used to measure fair value of financial and nonfinancial instruments.

Long-lived assets

QVC's long-lived asset valuations are primarily comprised of the annual assessment of the recoverability of goodwill and other nonamortizable intangibles, such as trademarks and the evaluation of the recoverability of other long-lived assets upon certain triggering events. If the carrying value of long-lived assets exceeds their undiscounted cash flows, QVC is required to write the carrying value down to the fair value. Any such writedown is included in depreciation/amortization in the consolidated statements of operations. A high degree of judgment is required to estimate the fair value of the long-lived assets. QVC may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. QVC may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in estimation techniques, any value ultimately derived from the long-lived assets may differ from the estimate of fair value. As each of QVC's operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment.

QVC performs its annual assessment of the recoverability of goodwill and other nonamortizable intangible assets as of December 31. As discussed above under, Recent accounting pronouncements, QVC adopted the new accounting guidance relating to annual assessments of the recoverability of goodwill and utilized a qualitative assessment for determining whether step one of the goodwill impairment analysis was necessary.

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 were as follows (in millions):

	QVC- Domestic	QVC- International	QVC- U.S.	QVC- U.K.	QVC- Germany	QVC- Japan	QVC- Italy	Total

Balance as of December 31, 2009	$4,324	956	—	—	—	—	—	5,280
Distribution of subsidiary to parent and exchange rate fluctuations	(9)	(24)	—	—	—	—	—	(33)

Balance as of December 31, 2010	4,315	932	—	—	—	—	—	5,247
Reallocation and exchange rate fluctuations	(4,315)	(932)	4,169	203	328	393	146	(8)

Balance as of December 31, 2011	$—	—	4,169	203	328	393	146	5,239

As a result of the reorganization of the reporting structure discussed in note 17, goodwill was reallocated among reporting units on the basis of the relative fair values.

Retail related adjustments and allowances

QVC records adjustments and allowances for sales returns, inventory obsolescence and uncollectible receivables. Each of these adjustments is estimated based on historical experience. Sales returns are calculated as a percent of sales and are netted against revenue in the consolidated statement of operations. For the years ended December 31, 2011, 2010 and 2009, sales returns represented 19.4%, 18.9% and 18.7% of gross product revenue, respectively. The inventory obsolescence reserve is calculated as a percent of our inventory at the end of a reporting period based on, among other factors, the average inventory balance for the preceding twelve months and historical experience with liquidated inventory. The change in the reserve is included in cost of goods sold in the consolidated statements of operations. At December 31, 2011, inventory was $906 million, which was net of the obsolescence adjustment of $90 million. At December 31, 2010, inventory was $939 million, which was net of the obsolescence adjustment of $103 million. The allowance for doubtful accounts is calculated as a percent of accounts receivable at the end of a reporting period, and it is based on historical experience, with the change in such allowance being recorded as bad debt expense in the consolidated statements of operations. At December 31, 2011, trade accounts receivable was $1,020 million, net of the allowance for doubtful accounts of $79 million. At December 31, 2010, trade accounts receivable was $857 million, net of the allowance for doubtful accounts of $66 million. Each of these adjustments requires management judgment and may not reflect actual results.

Accounting for income taxes

QVC is required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in the financial statements or tax returns for each taxing jurisdiction in which QVC operates. This process requires management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions into which QVC enters. Based on these judgments, QVC may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which QVC operates, QVC's inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on QVC's financial position.

Report of Independent Registered Public Accounting Firm

The Shareholder-Director of QVC, Inc.:

We have audited the accompanying consolidated balance sheets of QVC, Inc. and Subsidiaries (the Company), a wholly owned subsidiary of Liberty Interactive Corporation, as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QVC, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 15, 2012, except as to notes 18
and 19, which are as of October 19, 2012

QVC, Inc. and Subsidiaries
Consolidated balance sheets
December 31, 2011 and 2010

(in millions)	2011	2010

Assets
Current assets:
Cash and cash equivalents	$560	621
Restricted cash	15	16
Accounts receivable, less allowance for doubtful accounts of $79 million in 2011 and $66 million in 2010	1,020	857
Inventories	906	939
Deferred income taxes	138	155
Prepaid expenses	54	54

Total current assets	2,693	2,642
Property, plant and equipment, net	1,084	997
Cable and satellite television distribution rights, net	905	1,071
Goodwill	5,239	5,247
Other intangible assets, net	3,624	3,833
Other noncurrent assets	25	30

Total assets	$13,570	13,820

Liabilities and equity
Current liabilities:
Current portion of debt and capital lease obligations	$10	14
Accounts payable—trade	491	539
Accrued liabilities	817	880

Total current liabilities	1,318	1,433
Long-term portion of debt and capital lease obligations	2,480	2,806
Deferred compensation	11	10
Deferred income taxes	1,534	1,679
Other long-term liabilities	208	238

Total liabilities	5,551	6,166

Equity:
QVC, Inc. shareholder's equity:
Common stock, $0.01 par value	—	—
Additional paid-in capital	6,644	6,613
Retained earnings	1,052	710
Accumulated other comprehensive income	194	209

Total QVC, Inc. shareholder's equity	7,890	7,532
Noncontrolling interest	129	122

Total equity	8,019	7,654

Total liabilities and equity	$13,570	13,820

See accompanying notes to consolidated financial statements.

QVC, Inc. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2011, 2010 and 2009

(in millions)	2011	2010	2009

Net revenue	$8,268	7,813	7,374
Cost of goods sold	5,278	5,008	4,755

Gross profit	2,990	2,805	2,619

Operating expenses:
Operating	758	715	684
Selling, general and administrative, including stock based compensation	521	435	388
Depreciation	135	128	125
Amortization of intangible assets	439	395	403

	1,853	1,673	1,600

Operating income	1,137	1,132	1,019

Other income (expense):
Gain (loss) on investments	(2)	105	(6)
Gain on financial instruments	50	40	32
Interest expense	(231)	(415)	(357)
Interest income	2	2	6
Foreign currency gain (loss)	(2)	(8)	19
Other expense	—	(23)	(15)

	(183)	(299)	(321)

Income before income taxes	954	833	698
Income tax expense	(342)	(282)	(281)

Net income	612	551	417
Less net income attributable to the noncontrolling interest	(52)	(47)	(38)

Net income attributable to QVC, Inc. shareholder	$560	504	379

See accompanying notes to consolidated financial statements.

QVC, Inc. and Subsidiaries
Consolidated statements of comprehensive income
Years ended December 31, 2011, 2010 and 2009

(in millions)	2011	2010	2009

Net income	$612	551	417

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(10)	(39)	15
Cash flow hedging derivatives	—	46	47
Unrealized (loss) gain on investment	—	(77)	89

Total other comprehensive income (loss)	(10)	(70)	151

Total comprehensive income	602	481	568

Comprehensive income attributable to noncontrolling interest	(57)	(62)	(32)

Comprehensive income attributable to QVC, Inc. shareholder	$545	419	536

See accompanying notes to consolidated financial statements.

QVC, Inc. and Subsidiaries
Consolidated statements of equity
Years ended December 31, 2011, 2010 and 2009

	QVC, Inc.
	Common stock		Additional paid-in capital	Note receivable related party		Accumulated other comprehensive income
(in millions, except share data)					Retained earnings		Noncontrolling interest	Total equity
	Shares	Amount

Balance, January 1, 2009	5,006,696	$—	9,696	(7,835)	4,035	137	150	6,183
Net income	—	—	—	—	379	—	38	417
Other comprehensive income (expense):
Foreign currency translation adjustments, net of income tax expense of $1 million	—	—	—	—	—	21	(6)	15
Cash flow hedging derivatives, net of income tax expense of $29 million	—	—	—	—	—	47	—	47
Unrealized loss on investment, net of income tax benefit of $49 million	—	—	—	—	—	89	—	89
Recapitalization	(5,006,695)	—	—	—	—	—	—	—
Dividends	—	—	(3,744)	7,835	(4,091)	—	—	—
Contribution received from (dividend paid to) Liberty and other	—	—	597	—	(75)	—	(59)	463
Stock-based compensation	—	—	14	—	—	—	—	14

Balance, December 31, 2009	1	—	6,563	—	248	294	123	7,228
Net income	—	—	—	—	504	—	47	551
Other comprehensive income (expense):
Foreign currency translation adjustments, net of income tax expense of $1 million	—	—	—	—	—	(54)	15	(39)
Cash flow hedging derivatives, net of income tax expense of $28 million	—	—	—	—	—	46	—	46
Unrealized loss on investment, net of income tax benefit of $9 million	—	—	—	—	—	(15)	—	(15)
Reclassification adjustment for gain recognized in net income, net of tax benefit of $33 million	—	—	—	—	—	(62)	—	(62)
Contribution received from (dividend paid to) Liberty and other	—	—	35	—	(42)	—	(63)	(70)
Stock-based compensation	—	—	15	—	—	—	—	15

Balance, December 31, 2010	1	—	6,613	—	710	209	122	7,654
Net income	—	—	—	—	560	—	52	612
Other comprehensive income (expense):
Foreign currency translation adjustments, net of income tax benefit of $10 million	—	—	—	—	—	(15)	5	(10)
Contribution received from (dividend paid to) Liberty and other	—	—	13	—	(218)	—	(50)	(255)
Stock-based compensation	—	—	18	—	—	—	—	18

Balance, December 31, 2011	1	$—	6,644	—	1,052	194	129	8,019

See accompanying notes to consolidated financial statements.

QVC, Inc. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2011, 2010 and 2009

(in millions)	2011	2010	2009

Operating activities:
Net income	$612	551	417
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss on investments	2	(105)	6
Deferred income taxes	(116)	(129)	(139)
Foreign currency translation (gain) loss	2	8	(19)
Depreciation	135	128	125
Amortization of intangible assets	439	395	403
Change in fair value of interest rate swaps and noncash interest	(43)	73	98
Stock based compensation	18	16	16
Change in other long-term liabilities	—	—	(35)
Effects of changes in working capital items	(231)	267	276

Net cash provided by operating activities	818	1,204	1,148

Investing activities:
Capital expenditures, net	(259)	(220)	(181)
Expenditures for cable and satellite television distribution rights	(2)	(4)	(15)
Expenditures for intangible assets	—	—	(1)
Proceeds from joint ventures and equity investees	—	220	3
Decrease (increase) in restricted cash	1	2	(18)
Changes in other noncurrent assets	4	(7)	7

Net cash used in investing activities	(256)	(9)	(205)

Financing activities:
Principal payments of debt and capital lease obligations	(372)	(4,142)	(2,244)
Principal borrowings of debt	—	1,905	—
Proceeds from issuance of senior secured notes, net of original issue discount	—	1,000	983
Payment of debt origination fees	—	(27)	(65)
Contribution received from (dividend paid to) Liberty and other	(205)	(9)	522
Dividend paid to noncontrolling interest	(50)	(63)	(59)

Net cash used in financing activities	(627)	(1,336)	(863)

Effect of foreign exchange rate changes on cash and cash equivalents	4	14	(17)

Net (decrease) increase in cash and cash equivalents	(61)	(127)	63
Cash and cash equivalents, beginning of year	621	748	685

Cash and cash equivalents, end of year	$560	621	748

Effects of changes in working capital items:
(Increase) decrease in accounts receivable	$(167)	356	(72)
(Increase) decrease in inventories	29	(66)	58
(Increase) decrease in current deferred income taxes	(9)	23	12
Increase in prepaid expenses	(1)	(15)	(6)
Increase (decrease) in accounts payable-trade	(29)	50	89
Increase (decrease) in accrued liabilities	(54)	(81)	195

	$(231)	267	276

Supplemental cash flow information:
Cash paid for taxes-to Liberty	$358	266	179
Cash paid for taxes-other	145	127	80
Cash paid for interest	231	319	237

See accompanying notes to consolidated financial statements.

QVC, Inc. and Subsidiaries
Notes to consolidated financial statements
December 31, 2011

(1)   Basis of presentation

QVC, Inc. and Subsidiaries ("QVC" or the "Company") is a retailer of a wide range of consumer products, which are marketed and sold primarily by merchandise-focused televised-shopping programs, the internet and mobile applications. In the United States, QVC's program is aired through its nationally televised-shopping program—24 hours a day, 364 days per year ("QVC-U.S."). Internationally, the Company has retailing program services in the United Kingdom ("QVC-U.K."), Germany ("QVC-Germany"), Japan ("QVC-Japan") and Italy ("QVC-Italy"). QVC-U.K. and QVC-Italy broadcast 24 hours a day with 17 hours of live programming, and QVC-Germany and QVC-Japan each broadcast live 24 hours a day. Additionally, QVC-U.K. and QVC-Germany have second channels that provide alternate, pre-recorded programming 24 hours a day.

QVC is an indirect wholly owned subsidiary of Liberty Interactive Corporation ("Liberty," formerly known as Liberty Media Corporation) (NASDAQ: LINTA and LINTB). Liberty owns interests in a broad range of video and online commerce businesses.

During 2009, QVC underwent a recapitalization pursuant to which all of QVC's outstanding shares of common stock were canceled and exchanged for a single share of QVC's common stock in a many-for-one reverse stock split. The following table summarizes information about the Company's shares of common stock:

	December 31
	2011	2010

Shares authorized	1	1
Shares outstanding	1	1

The Company has a venture with Mitsui & Co. LTD ("Mitsui") for an electronic retailing program service in Japan. QVC-Japan is owned 60% by the Company and 40% by Mitsui. The Company and Mitsui share in all profits and losses based on their respective ownership proportions. The noncontrolling interest at December 31, 2011, 2010 and 2009 was $129 million, $122 million and $123 million, respectively. During the years ended December 31, 2011, 2010 and 2009, QVC-Japan paid dividends to Mitsui of $50 million, $63 million and $59 million, respectively.

The consolidated financial statements included the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions were eliminated in consolidation.

(2)   Summary of significant accounting policies

(a) Cash and cash equivalents

All highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents. Cash equivalents were $493 million and $550 million at

December 31, 2011 and 2010, respectively. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximates their fair values.

(b) Restricted cash

Restricted cash at December 31, 2011 and 2010 secures a letter of credit that provides financial assurance that the Company will fulfill its obligation in relation to claims under its workers' compensation policy and a surety bond.

(c) Accounts receivable

A provision for customer bad debts is provided as a percentage of accounts receivable based on historical experience and is included within selling, general and administrative expense. A provision for noncustomer bad debt expense, related to amounts due from vendors for unsold and returned products, is provided based on an estimate of the probable expected losses and is included in cost of goods sold.

(d) Inventories

Inventories, consisting primarily of products held for sale, are stated at the lower of cost or market. Cost is determined by the average cost method, which approximates the first-in, first-out method. Assessments about the realizability of inventory require the Company to make judgments based on currently available information about the likely method of disposition including sales to individual customers, returns to product vendors, liquidations and the estimated recoverable values of each disposition category.

(e) Property, plant and equipment

The costs of property, plant and equipment are capitalized and depreciated over their estimated useful lives using the straight-line method beginning in the month of acquisition or in-service date. Transponders under capital leases are stated at the present value of minimum lease payments. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in net income. The costs of maintenance and repairs are charged to expense as incurred.

The Company is party to several transponder capacity arrangements as a lessee, which are accounted for as capital leases.

(f) Capitalized interest

The Company capitalizes interest cost incurred on debt during the construction of major projects exceeding one year. Capitalized interest was $2 million, $5 million and $3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(g) Internally developed software

Internal software development costs are capitalized in accordance with guidance on accounting for the costs of computer software developed or obtained for internal use, and are classified within other intangible assets in the accompanying consolidated balance sheets. The Company amortizes computer software and internal software development costs over an estimated useful life of three years using the straight-line method.

(h) Goodwill

Goodwill represents the excess of costs over the fair value of the net assets of businesses acquired. Goodwill is not amortized. Goodwill is tested annually for impairment, and more frequently if events and circumstances indicated that the asset might be impaired. An impairment loss would be recognized to the extent that the carrying amount exceeded the reporting unit's fair value.

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 were as follows (in millions):

	QVC- Domestic	QVC- International	QVC- U.S.	QVC- U.K.	QVC- Germany	QVC- Japan	QVC- Italy	Total

Balance as of December 31, 2009	$4,324	956	—	—	—	—	—	5,280
Distribution of subsidiary to parent and exchange rate fluctuations	(9)	(24)	—	—	—	—	—	(33)

Balance as of December 31, 2010	4,315	932	—	—	—	—	—	5,247
Reallocation and exchange rate fluctuations	(4,315)	(932)	4,169	203	328	393	146	(8)

Balance as of December 31, 2011	$—	—	4,169	203	328	393	146	5,239

As a result of the reorganization of the reporting structure discussed in note 17, goodwill was reallocated among reporting units on the basis of the relative fair values.

As discussed below, in the Recent Accounting Pronouncements, the Company adopted the recent accounting guidance relating to annual assessments of recoverability of goodwill and utilized a qualitative assessment for determining whether step one of the goodwill impairment analysis was necessary, and concluded it was not. In evaluating goodwill on a qualitative basis, the Company reviewed the business performance of each reporting unit and evaluated other relevant factors as identified in ASU 2011-08 to determine whether it was more likely than not that an indicated impairment existed for any of the Company's reporting units. The Company considered whether there was any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods.

If a step one test would have been necessary based on the qualitative factors, the Company would compare the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in QVC's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. For those reporting units whose carrying value exceeds the fair value, a second test is required to measure the impairment loss (the Step 2 Test). In the Step 2 Test, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit with any residual value being allocated to goodwill. The difference between such allocated amount and the carrying value of the goodwill is recorded as an impairment charge if the allocated amount is less than the carrying value of the reporting unit goodwill.

(i) Translation of foreign currencies

Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive income in equity.

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in the accompanying consolidated statements of operations as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions.

(j) Revenue recognition

The Company recognizes revenue at the time of delivery to customers. The revenue for shipments in-transit is recorded as deferred revenue.

The Company's policy is to allow customers to return merchandise for up to thirty days after the date of shipment. An allowance for returned merchandise is provided at the time revenue is recorded as a percentage of sales based on historical experience. The total reduction in sales due to returns for the years ended December 31, 2011, 2010 and 2009 aggregated to $1,900 million, $1,739 million and $1,607 million, respectively.

The Company evaluates the criteria for reporting revenue gross as a principal versus net as an agent, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, the Company is the primary obligor in the arrangement, has inventory risk, has latitude in establishing the selling price and selecting suppliers, and accordingly, records revenue gross.

Sales and use taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from net revenue in the accompanying consolidated statements of operations.

Cost of goods sold principally consists of actual cost of merchandise sold, inbound and outbound shipping charges, the operating costs of the Company's distribution centers, packaging supplies and provisions for obsolescence.

(k) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying consolidated statements of operations.

(l) Use of estimates in the preparation of consolidated financial statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles ("U.S. GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates include, but are not limited to, sales returns, uncollectible receivables, inventory obsolescence, medical and other benefit related costs, depreciable lives of fixed assets, internally developed software, valuation of acquired intangible assets and goodwill, income taxes and stock-based compensation.

(m) Advertising costs

Advertising costs are expensed as incurred. Advertising costs amounted to $80 million, $54 million and $43 million for the years ended December 31, 2011, 2010 and 2009, respectively. These costs were included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(n) Stock-based compensation

As more fully described in note 11, the Company and Liberty have granted certain stock-based awards to employees of the Company. The Company measures the cost of employee services received in exchange for an award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the award).

Included in selling, general and administrative expenses in the accompanying consolidated statements of operations were the following net amounts of stock-based compensation expense (in millions):

Year ended:
December 31, 2011	$22
December 31, 2010	18
December 31, 2009	18

(o) Derivatives

The Company accounts for derivatives and hedging activities in accordance with standards issued by the Financial Accounting Standards Board ("FASB"), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. Fair value is based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. For derivatives designated as hedges, changes in the fair value are either offset against the changes in fair value of the designated hedged item through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

The Company generally enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash flow hedge is reported in earnings.

During the years ended December 31, 2011, 2010 and 2009, QVC, Inc. entered into several interest rate swap arrangements to mitigate the interest rate risk associated with interest payments related to its variable rate debt. QVC, Inc. assesses the effectiveness of its interest rate swaps using the hypothetical derivative method. During 2011, 2010 and 2009, QVC, Inc.'s elected interest terms did not effectively match the terms of the swap arrangements. As a result, the swaps did not qualify as cash flow hedges. Changes in fair value of these interest rate swaps of $50 million, $37 million and $32 million are included in gain on financial instruments in the consolidated statements of operations in 2011, 2010 and 2009, respectively.

(p) Impairment of long-lived assets

The Company reviews long-lived assets, such as property, plant and equipment, internally developed software and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Impairment charges are recognized as an acceleration of depreciation expense or amortization expense in the consolidated statement of operations.

During the fourth quarter of 2011, the Company determined that certain capitalized customer relationship management ("CRM") software did not meet our service-level expectations and desired functionality. As a result, the Company recorded an impairment of certain CRM assets in the amount of $47 million included in depreciation and amortization in the statement of operations within the QVC-U.S. operating segment.

(q) Noncontrolling interests

Effective January 1, 2009, the Company adopted new guidance, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary. Among other matters, the new guidance requires that (a) the noncontrolling interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly presented in the statement of operations and gains in a subsidiary's stock are recorded in equity. The Company paid dividends to noncontrolling interests of $50 million, $63 million and $59 million during the years ended December 31, 2011, 2010 and 2009, respectively.

(r) Recent accounting pronouncements

In September 2011, the Company adopted standards issued by the Financial Accounting Standards Board, which amended the Accounting Standards Codification (ASC) as summarized in Accounting Standards Update (ASU) 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. As summarized in ASU 2011-08, ASC Topic 350 has been amended to simplify how entities test goodwill for impairment by permitting entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. Previously under ASC Topic 350, an entity would be required to test goodwill, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, then, if the carrying amount was greater than the fair value of the reporting unit, step two of the test would be required to determine whether an impairment was necessary. In evaluating goodwill on a qualitative basis, the Company reviewed the business performance of each reporting unit and evaluated other relevant factors as identified in ASU 2011-08 to determine that it was more likely than not that there were no indicated impairments for any of our reporting units. The Company does not believe the outcome of performing a qualitative analysis versus immediately performing a step one test had any financial statement impact.

(s) Reclassifications

Certain prior period amounts have been reclassified to conform with current period presentation.

(3)   Distribution of subsidiary

On May 6, 2010, the Company distributed 100% of its interest in one of its consolidated subsidiaries, Commerce Technologies, Inc. (Commerce), to Liberty. The transfer was recorded at book value and the Company recognized no gain or loss on the transaction and is included in Contribution received from (dividend paid to) Liberty and other in the consolidated statements of equity. At the time of the transfer, the net book value of Commerce consisted of the following components (in millions):

Cash	$12
Goodwill	9
Other assets	10
Liabilities	(10)

Net book value	$21

(4)   Accounts receivable

The Company has two credit programs, the QVC Easy-Pay Plan (known as Q Pay in Germany and the United Kingdom) and the QVC-U.S. revolving credit card program. The QVC Easy-Pay Plan permits customers to pay for items in two or more installments. When the QVC Easy-Pay Plan is offered by QVC and elected by the customer, the first installment is billed to the customer's credit card upon shipment. Generally, the customer's credit card is subsequently billed up to five additional monthly installments until the total purchase price of the products has been billed by the Company.

Prior to August 2, 2010, the Company had an agreement with the GE Capital Retail Bank (the Bank), whereby the Bank provided revolving credit directly to QVC-U.S. customers solely for the purchase of merchandise from the Company. The Company was required to maintain noninterest bearing deposits with the Bank of 100% of the uncollected portfolio balance at all times. The Company was obligated to purchase from the Bank any uncollected customers' accounts. The Company was required to pay certain servicing fees, which were offset by finance and other charges earned on customer account balances.

Effective August 2, 2010, upon the expiration of the existing agreement, the Company entered into a replacement agreement that expires in August 2015 with the Bank. Under the replacement agreement, the Company receives a portion of the economics from the credit card program according to percentages that vary with the performance of the portfolio. Upon entering the replacement agreement, the Company recovered its noninterest bearing cash deposit maintained in connection with the prior arrangement in the amount of $501 million, which is included in the effects of changes in working capital items on the consolidated statement of cash flows. This deposit had previously been recorded as a component of accounts receivable. During 2011 and the five months ended December 31, 2010, the Company recognized $58 million and $20 million from the portfolio, respectively. These amounts were included in the consolidated statement of operations as a reduction of selling, general and administrative expenses.

The net amount of finance income resulting from credit card operations is included as a reduction of selling, general and administrative expenses and comprised the following:

(in millions)	2011	2010	2009

Finance charges earned on customers' account balances	$—	81	107
Less service fees	—	(10)	(18)

Subtotal	—	71	89
Finance income under amended agreement	58	20	—

Net finance income	$58	91	89

The Company also accepts major credit cards for its sales. Accounts receivable from major credit cards represents amounts owed to QVC from the credit card clearing houses for amounts billed but not yet collected. Accounts receivable consisted of the following:

	December 31
(in millions)	2011	2010

QVC Easy-Pay plan	$808	666
Major credit card and other receivables	291	257

	1,099	923
Less allowance for doubtful accounts	(79)	(66)

Accounts receivable, net	$1,020	857

A summary of activity in the allowance for doubtful accounts was as follows:

(in millions)	Balance beginning of year	Additions- charged to expense	Deductions- write-offs	Change in revolving credit card program	Balance end of year

2011	$66	68	(55)	—	79
2010	81	78	(73)	(20)	66
2009	74	74	(67)	—	81

Pursuant to the replacement agreement with GE Capital Retail Bank (the "Bank"), QVC is no longer responsible for reimbursing the Bank for bad debts related to the portfolio. QVC had a balance of $20 million reserved for portfolio bad debt as of the date of the commencement of the replacement arrangement. QVC will recognize this amount as reduction of selling, general, and administrative expenses, over the 5 year life of the amended agreement.

The carrying value of accounts receivable, adjusted for the reserves described above, approximates fair value as of December 31, 2011, 2010 and 2009.

(5)   Property, plant and equipment, net

Property, plant and equipment consisted of the following:

	December 31		Estimated useful life
(in millions)	2011	2010

Land	$104	95	N/A
Buildings and improvements	834	819	8 - 20 years
Furniture and other equipment	408	383	2 - 8 years
Broadcast equipment	83	78	3 - 5 years
Computer equipment	167	154	2 - 4 years
Transponders (note 10)	150	118	8 - 15 years
Projects in progress	151	45	N/A

	1,897	1,692
Less accumulated depreciation	(813)	(695)

Property, plant and equipment, net	$1,084	997

QVC-Japan is constructing a new headquarters, which is expected to be substantially completed by 2012, for a cost of approximately $230 million, including $90 million already expended. There were no significant delays in the construction of the new headquarters nor material expenses as a result of damage to the facilities related to the natural disaster in Japan.

QVC-U.K. is improving a leased property for its new headquarters, which is expected to be completed in 2012 for a cost of approximately $53 million, including $42 million already expended.

(6)   Cable and satellite television distribution rights, net

Cable and satellite television distribution rights consisted of the following:

	December 31
(in millions)	2011	2010

Cable and satellite television distribution rights	$2,284	2,293
Less accumulated amortization	(1,379)	(1,222)

Cable and satellite television distribution rights, net	$905	1,071

The Company enters into affiliation agreements with cable and satellite television providers for carriage of the Company's shopping service, as well as for certain channel placement. If these cable and satellite affiliates were to add additional subscribers to the agreement through acquisition, the Company may be required to make additional payments.

The Company's ability to continue to sell products to its customers is dependent on its ability to maintain and renew these affiliation agreements. In some cases, renewals are not agreed upon prior to the expiration of a given agreement while the programming continues to be carried by the relevant distributor without an effective agreement in place. The Company does not have distribution agreements with some of the cable operators that carry its progamming.

Cable and satellite television distribution rights are amortized using the straight-line method over the lives of the individual agreements. The remaining weighted average lives of the cable and satellite television distribution rights was approximately 5.9 years at December 31, 2011. The Company recorded amortization expense of $167 million, $169 million and $174 million for the years ended December 31, 2011, 2010 and 2009, respectively, related to cable and satellite television distribution rights.

As of December 31, 2011, related amortization expense for each of the next five years ended December 31 was as follows (in millions):

2012	$163
2013	163
2014	159
2015	156
2016	155

In return for carrying the QVC signals, each programming distributor in the United States receives an allocated portion, based upon market share, of up to 5% of the net sales of merchandise sold via the television programs and certain internet sales to customers located in the programming distributor's service areas. In the United Kingdom, Germany, Japan and Italy, programming distributors receive an agreed-upon annual fee, a monthly fee per subscriber regardless of the net sales or a variable percentage of net sales. The Company recorded expense related to these commissions of $299 million, $280 million and $265 million for the years ended December 31, 2011, 2010 and 2009, respectively, which is included as part of operating expenses in the accompanying consolidated statements of operations.

(7)   Other intangible assets, net

Other intangible assets consisted of the following:

	December 31
	2011		2010
					Weighted average remaining life
(in millions)	Gross cost	Accumulated amortization	Gross cost	Accumulated amortization

					(Years)
Purchased and internally developed software	$473	(307)	449	(259)	2.5
Affiliate and customer relationships	2,440	(1,446)	2,446	(1,273)	5.7
Debt origination fees	47	(11)	47	(5)	6.5
Trademarks (indefinite life)	2,428	—	2,428	—	—

	$5,388	(1,764)	5,370	(1,537)	5.3

During the years ended December 31, 2011, 2010 and 2009, the Company recorded $272 million, $226 million and $229 million, respectively of amortization expense related to other intangible assets. As noted in note 2, during the fourth quarter of 2011, the Company determined that certain capitalized CRM software did not meet our service-level expectations and desired functionality. As a result, the Company recorded an impairment of certain CRM assets in the amount of $47 million included in depreciation and amortization in the statement of operations within the QVC-U.S. operating segment.

As of December 31, 2011, the amortization expense and interest expense for each of the next five years ended December 31 was as follows (in millions):

2012	$254
2013	235
2014	219
2015	179
2016	176

(8)   Accrued liabilities

Accrued liabilities consisted of the following:

	December 31
(in millions)	2011	2010

Accounts payable nontrade	$256	205
Income taxes due to Liberty	21	63
Income taxes due to tax authorities	53	55
Accrued compensation and benefits	98	102
Sales and other taxes	41	83
Deferred revenue	88	98
Allowance for sales returns	85	89
Other	175	185

	$817	880

(9)   Long-term debt and interest rate swap arrangements

Long-term debt consisted of the following:

	December 31
(in millions)	2011	2010

Bank credit facilities	$434	785
Senior secured notes, net of original issue discount	1,986	1,985
Capital lease obligations (note 10)	70	50

Total debt	2,490	2,820
Less current portion of capital lease obligations and bank credit facilities	(10)	(14)

Long-term portion of debt and capital lease obligations	$2,480	2,806

(a) Senior Secured Notes due 2017

Effective March 23, 2010, QVC, Inc. issued $500 million principal amount of 7.125% Senior Secured Notes due 2017 at par. The notes are secured by the stock of QVC, Inc. and certain of its subsidiaries. Interest is payable semi-annually.

(b) Senior Secured Notes due 2019

Effective September 25, 2009, QVC, Inc. issued $1.0 billion principal amount of 7.5% Senior Secured Notes due 2019 at an issue price of 98.278%. The Senior Secured Notes have equal priority to the bank credit facility. The notes are secured by the stock of QVC, Inc. and certain of its subsidiaries. Interest is payable semi-annually.

(c) Senior Secured Notes due 2020

Effective March 23, 2010, QVC, Inc. issued $500 million principal amount of 7.375% Senior Secured Notes due 2020 at par. The notes are secured by the stock of QVC, Inc. and certain of its subsidiaries. Interest is payable semi-annually.

(d) Bank credit facilities

Effective September 2, 2010, QVC, Inc. entered into a new credit agreement which provides for a $2 billion revolving credit facility, with a $250 million sub-limit for standby letters of credit. QVC, Inc. may elect that the loans extended under the revolving credit agreement bear interest at a rate per annum equal to the ABR Rate or LIBOR, as each is defined in the credit agreement, plus a margin of 0.50% to 3.00% depending on various factors. The credit facility is a multi-currency facility and there is no prepayment penalty. The loans are scheduled to mature in September of 2015.

The weighted average interest rate for all borrowings under the bank credit facility outstanding at December 31, 2011 was 1.68%. QVC, Inc. had $1.6 billion available under the terms of the bank credit facility at December 31, 2011. The obligations under the bank credit facilities are secured by certain assets of QVC, Inc. and certain of its domestic subsidiaries, including, but not limited to, accounts receivable, inventory and intangible assets.

QVC, Inc. recognized a loss from the early extinguishment of debt in 2010 and 2009 in the amount of $22 million and $11 million, respectively, which is included in other income (expense) in the consolidated statements of operations.

QVC, Inc. was in compliance with all of its debt covenants at December 31, 2011.

At December 31, 2011, the Company has uncommitted credit lines with two banking institutions available for trade letters of credit. At December 31, 2011, outstanding letters of credit totaled $37 million.

The annual principal debt maturities, excluding capital lease obligations, for each of the next five years is as follows (amounts in millions):

2012	$—
2013	—
2014	—
2015	434
2016	—

The fair values of the Senior Secured Notes and Bank Credit Facilities were approximately $2.2 billion and $0.4 billion, respectively, as of December 31, 2011. The terms on the existing variable rate debt approximate current market conditions; therefore, the fair values on these instruments approximate their carrying values.

(e) Interest rate swaps

During the third quarter of 2009, QVC, Inc. entered into seven interest rate swap arrangements with an aggregate notional amount of $1.8 billion. Such arrangements provided for payments that began in March 2011 and will extend to March 2013. QVC, Inc. makes fixed payments at rates ranging from 2.98% to 3.67% and receives variable payments at 3 month LIBOR (0.55% at December 31, 2011). During the year ended December 31, 2011, QVC, Inc. entered into seven additional interest rate swap arrangements with an aggregate notional amount of $1.4 billion that partially offset the existing 2009 swap arrangements. Such arrangements provided for payments that began in June 2011 and will extend to March 2013. QVC, Inc. receives fixed payments ranging from 0.57% to 0.95% and pays variable payments at 3 month LIBOR (0.55% at December 31, 2011). These swap arrangements do not qualify as cash flow hedges under U.S. GAAP. Accordingly, changes in the fair value of the swaps are reflected in gain on financial instruments in the accompanying consolidated statements of operations.

The aggregate fair value of the interest rate swap arrangements is disclosed in note 16. At December 31, 2011, the fair value was $59 million, of which $61 million was included in other long-term liabilities and $2 million was included in other noncurrent assets in the consolidated balance sheet. At December 31, 2010, the fair value was $109 million, of which $23 million was included in accrued liabilities and $86 million was included in other long-term liabilities in the consolidated balance sheet.

(10) Leases and transponder service agreements

Future minimum payments under noncancelable operating leases and capital transponder leases with initial terms of one year or more at December 31, 2011 consisted of the following:

(in millions)	Capital transponders	Operating leases

Year ended December 31:
2012	$13	23
2013	12	18
2014	9	12
2015	9	10
2016	8	7
Thereafter	30	96

Total	$81	166

The Company transmits the QVC service in the United States on a protected, nonpreemptible transponder on a communication satellite.

The Company has entered into eight separate agreements with transponder suppliers to transmit its signals in the U.S., U.K. and Germany via various satellites at an aggregate monthly cost of $1 million. In 2011, two new agreements were entered into, resulting in the capitalization of an additional $35 million of capital lease obligations and related assets. In 2010, a new agreement was entered into, resulting in the capitalization of an additional $5 million of capital lease obligations and related assets. The agreements expire on various dates between 2012 and 2022. Depreciation expense related to the transponders was $14 million, $13 million and $12 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total future minimum lease payments of $81 million include $11 million of imputed interest.

In 2010, the Company entered into a twenty-one year operating lease for its QVC-U.K. headquarters commencing in 2012, which is included in the future minimum operating lease payments in the above table.

Expenses for operating leases, principally for data processing equipment and facilities, and for satellite uplink service agreements amounted to $24 million, $22 million and $21 million for the years ended December 31, 2011, 2010 and 2009, respectively.

QVC's ability to continue to sell products to its customers is dependent on its ability to maintain uninterrupted broadcast via its satellite transponder network.

(11) Stock options and other share-based awards

(a) Liberty awards

QVC employees and officers receive stock options in LINTA common stock ("LINTA Options") in accordance with the Liberty Media Corporation 2000 Incentive Plan (the "Liberty Incentive Plan"). Under the Liberty Incentive Plan, the LINTA Options have an exercise price equal to or greater than the fair market value of a share of LINTA common stock at the date of the grant. Under the Liberty Incentive Plan, LINTA Options have a seven year term from the date of grant, with LINTA Options generally becoming exercisable over four years from the date of grant, vesting in eight equal semi-annual traunches. For accounting purposes, LINTA Options are classified as equity-based awards.

A summary of the activity of the Liberty Incentive Plan with respect to LINTA Options granted to QVC employees and officers as of and during the years ended December 31, 2011, 2010 and 2009 is presented below:

	LINTA Options	Weighted average exercise price	Aggregate intrinsic value (000s)	Weighted average remaining life (years)

Outstanding at January 1, 2009	12,301,036	$17.10	—	5.4
Granted	11,976,369	4.57
Exercised	(169,139)	4.28
Forfeited/exchanged	(12,949,732)	16.22

Outstanding at December 31, 2009	11,158,534	4.92	66,109	6.2
Granted	3,459,829	12.97
Exercised	(1,810,458)	4.59
Forfeited	(434,559)	5.86

Outstanding at December 31, 2010	12,373,346	7.18	106,270	5.4
Granted	5,883,749	15.99
Exercised	(1,759,090)	5.41
Forfeited	(1,057,706)	7.76

Outstanding at December 31, 2011	15,440,299	10.70	85,216	5.1

Exercisable at December 31, 2011	4,498,012	7.97	37,113	4.4

Upon employee exercise of LINTA Options, the exercise price is remitted to Liberty in exchange for the shares. The aggregate intrinsic value of all options exercised during the years ended December 31, 2011, 2010 and 2009 was $20 million, $18 million and $1 million, respectively.

The weighted average fair value at date of grant of a LINTA Option granted during the years ended December 31, 2011, 2010 and 2009 was $7.32, $5.38 and $0.90, respectively. During the years ended December 31, 2011, 2010 and 2009, the fair value of each LINTA Option award was determined as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2011	2010	2009

Weighted average expected volatility	45%	46%	36%
Expected term (years)	5.9	4.6	4.6
Risk free interest rate	1.2%-2.5%	2.3%	2.0%-2.4%
Expected dividend yield	—%	—%	—%

Expected volatility is based on historical and implied volatilities of LINTA common stock over a period commensurate with the expected term of the LINTA Options. The expected term represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method prescribed by the Securities and Exchange Commission rules and regulations due to lack of history. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for an instrument with a maturity that is commensurate with the expected term of the LINTA Options. The dividend yield of zero is based on the fact that Liberty has not paid cash dividends on LINTA common stock and has no present intention to pay cash dividends.

The fair value of LINTA Options is recognized as expense over the requisite service period, net of estimated forfeitures. Based on QVC's historical experience of option pre-vesting cancellations, the Company has assumed an annualized forfeiture rate of 10% for all participants. QVC will record additional expense if the actual forfeiture rate is lower than estimated, and will record a recovery of prior expense if the actual forfeiture is higher than estimated.

As of December 31, 2011, 2010 and 2009, the Company recorded $18 million, $15 million and $14 million, respectively, of stock-based compensation expense related to these shares. As of December 31, 2011, the total unrecognized compensation cost related to unvested LINTA Options, net of estimated forfeitures, was approximately $36 million. Such amount will be recognized in the Company's consolidated statements of operations. These LINTA Options had a weighted average life of 4.1 years at December 31, 2011.

On March 9, 2009, Liberty initiated an exchange offer pursuant to which eligible employees of the Company were offered the opportunity to exchange all (but not less than all) of their outstanding stock options to purchase shares of LINTA with an exercise price greater than $7.00 in exchange for new options to acquire LINTA shares.

Pursuant to the exchange offer, eligible optionholders tendered, and Liberty accepted for cancellation, eligible options to purchase an aggregate of approximately 11.2 million LINTA shares from 387 participants, representing approximately 99% of the total LINTA shares underlying options eligible for exchange in the exchange offer. On April 6, 2009, after the cancellation of the options accepted by Liberty in the exchange offer, Liberty granted to eligible optionholders who participated in the exchange offer new options, consisting of "market options" to purchase approximately 2.8 million shares at an exercise price of $3.41 per share, which was the per share closing price of LINTA shares on April 6, 2009, and "premium options" to purchase approximately 2.8 million shares at an exercise price of $6.00 per share. The exchange offer resulted in an immaterial amount of incremental compensation expense.

(b) LINTA Restricted Stock Plan

A summary of the activity of the Liberty Incentive Plan with respect to LINTA Restricted Shares granted to QVC employees and officers as of and during the years ended December 31, 2011, 2010 and 2009 is presented below:

	Restricted shares	Weighted average grant date fair value

Outstanding at January 1, 2009	—	$—
Granted	1,432,260	3.56
Lapsed	—	—
Forfeited	(116,950)	3.24

Outstanding at December 31, 2009	1,315,310	3.59
Granted	586,586	12.97
Lapsed	(322,077)	3.60
Forfeited	(61,650)	4.83

Outstanding at December 31, 2010	1,518,169	7.16
Granted	375,160	16.33
Lapsed	(443,478)	6.39
Forfeited	(139,379)	8.69

Outstanding at December 31, 2011	1,310,472	9.83

As of December 31, 2011, 2010 and 2009, the Company recorded $4 million, $3 million and $1 million, respectively, of stock-based compensation expense related to these shares. The total unrecognized compensation cost related to restricted shares of LINTA common stock, net of estimated forfeitures, was approximately $8 million as of December 31, 2011. Such amount will be recognized in the Company's consolidated statements of operations. These restricted shares of LINTA common stock had a weighted average life of 2.1 years at December 31, 2011.

(12) Retirement, savings and deferred compensation plans

The Company sponsors a defined contribution plan, the QVC, Inc. 401(k) Matched Savings, Retirement and Success Sharing Plan (the Plan). The Plan, which covers substantially all U.S. employees, permits eligible employees to contribute to the Plan on a pre-tax salary reduction basis in accordance with the Internal Revenue Code. Employees may contribute to the Plan immediately upon their start date, with employer contributions beginning after completion of one year of service. Beginning on January 1, 2010, the Company matches a portion of the voluntary employee contributions to the Plan by contributing one dollar for every one dollar contributed by the employee up to 6% of their eligible compensation. Employees become fully vested in employer contributions immediately.

Prior to January 2010, the Company matched a portion of the voluntary employee contributions. Additionally, the Company made a retirement contribution to the Plan equal to 3% of eligible employees' salaries. Employees became fully vested in employer contributions when they attained three years of service, reach the early retirement age of 55, retire on account of long-term disability or become deceased while an active participant.

The aggregate cost of the Plan, and similar predecessor plans, net of forfeitures, charged to expense was $11 million, $11 million and $13 million for the years ended December 31, 2011, 2010 and 2009, respectively.

QVC-U.K. sponsors a defined contribution Employee Pension Plan (the Pension Plan), which permits QVC-U.K.'s employees to make contributions up to an amount equal to 4% of their salary to the Pension Plan on a pre-tax salary reduction basis. Substantially all full-time employees are eligible to participate following the successful completion of a three month probation period. QVC-U.K. contributed an amount equal to 8% of the employee's salary in 2011, 2010 and 2009. The cost charged to expense was $3 million, $2 million and $3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

QVC-Germany sponsors a defined contribution Flexible Benefits Plan (the Benefits Plan) that covers certain employees after six months of service. QVC-Germany's contribution rate to the Benefits Plan amounts to 3% of the eligible annual employee's salary not exceeding the annual social security ceiling plus 9% of the annual salary exceeding the social security ceiling. The cost charged to expense was $1 million, for each of the years ended December 31, 2011, 2010 and 2009, respectively.

The Company offers an unfunded, unsecured deferred compensation plan (the Deferred Plan) for employees who meet various eligibility requirements, most notably their annual salary exceeds a certain threshold. These eligible employees may elect to defer all or a portion of their salary and earn interest on these amounts. Interest accrues at 12% per annum on amounts deferred before December 31, 2005 and at prime lending rate, per the index defined in the Deferred Plan, plus 3% on amounts deferred after December 31, 2005.

(13) Income taxes

Income tax expense (benefit) consisted of the following:

	Year ended December 31
(in millions)	2011	2010	2009

Current:
U.S. federal	$313	282	282
State and local	28	(8)	45
Foreign jurisdiction	117	112	81

Total	458	386	408

Deferred:
U.S. federal	(97)	(87)	(99)
State and local	(15)	(4)	(22)
Foreign jurisdiction	(4)	(13)	(6)

Total	(116)	(104)	(127)

Total income tax expense	$342	282	281

Pre-tax income was as follows:

(in millions)	2011	2010	2009

QVC-U.S.	$785	663	560
QVC-U.K.	(2)	(6)	(14)
QVC-Germany	32	27	8
QVC-Japan	199	187	149
QVC-Italy	(60)	(38)	(5)

Consolidated QVC	$954	833	698

Total income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Year Ended December 31
	2011	2010	2009

Provision at statutory rate	$35.0%	35.0%	35.0%
State income taxes, net of federal benefit	0.9	(1.0)	2.4
Foreign taxes	1.3	1.2	1.5
Change in valuation allowance	—	(0.2)	0.3
Foreign earnings repatriation	(1.1)	(1.0)	(0.9)
Permanent differences	—	(0.5)	2.0
Other, net	(0.3)	0.4	—

Total income tax expense	$35.8%	33.9%	40.3%

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31
(in millions)	2011	2010

Deferred tax assets:
Accounts receivable, principally due to the allowance for doubtful accounts and related reserves for the uncollectible accounts	$31	26
Inventories, principally due to obsolescence reserves and additional costs of inventories for tax purposes pursuant to the Tax Reform Act of 1986	39	46
Allowance for sales returns	31	33
Deferred compensation	33	27
Unrecognized federal and state tax benefits	32	33
Accrued liabilities	27	29
Other	42	46

Subtotal	235	240
Valuation allowance	(1)	(1)

Total deferred tax assets	234	239

Deferred tax liabilities:
Depreciation and amortization	(1,579)	(1,701)
Translation of foreign currencies	(51)	(62)

Total deferred tax liabilities	(1,630)	(1,763)

Net deferred tax liability	$(1,396)	(1,524)

The valuation allowance for deferred tax assets was $1 million at December 31, 2011 and 2010. The current and prior year valuation allowance exists in part due to the uncertainty of whether or not the benefit of certain foreign tax credits will ultimately be utilized for income tax purposes.

The Company has recognized tax benefits from the exercise of employee stock options that reduced taxes payable and were credited to additional paid-in capital. The amount of the tax benefits were $8 million, $7 million and less than $1 million in 2011, 2010 and 2009, respectively.

The Company entered into a Tax Liability Allocation and Indemnification Agreement (the "Agreement"), dated April 26, 2004, with Liberty Interactive LLC ("Liberty LLC"). The Agreement establishes the methodology for the calculation and payment of income taxes in connection with the consolidation of the Company with Liberty for income tax purposes. Generally, the Agreement provides that the Company will pay Liberty LLC an amount equal to the tax liability, if any, that it would have if it were to file as a consolidated group separate and apart from Liberty, with exceptions for the treatment and timing of certain items, including but not limited to deferred intercompany transactions, credits, and net operating and capital losses. To the extent that the separate company tax expense is different from the payment terms of the Agreement, the difference is recorded as either a dividend or capital contribution. The differences recorded during the years ended December 31, 2011, 2010 and 2009 were $10 million in dividend, $40 million in net capital contributions and $22 million in net capital contributions, respectively. The amounts of the tax-related balance due to Liberty at

December 31, 2011 and 2010 were $21 million and $63 million, respectively, and are included in accrued liabilities in the accompanying consolidated balance sheets.

The Company has provided for United States income taxes on the undistributed earnings of those foreign subsidiaries that are no longer intended to be permanently reinvested. The Company expects the amount of foreign tax credits available on those undistributed earnings to offset the U.S. income tax liability and to result in an incremental benefit related to the increased utilization of foreign tax credits. The amount of the U.S. income tax benefit recorded in the years ended December 31, 2011, 2010 and 2009 on those undistributed earnings was $10 million, $8 million and $7 million, respectively.

A reconciliation of the 2011 beginning and ending amount of the liability for unrecognized tax benefits is as follows:

(in millions)

Balance at January 1, 2011	$102
Increases related to prior year tax positions	1
Decreases related to prior year tax positions	(12)
Increases related to current year tax positions	13
Settlements	(4)
Lapse of statute	(1)

Balance at December 31, 2011	$99

Included in the balance of unrecognized tax benefits at December 31, 2011 are potential benefits of $65 million (net of $34 million federal tax benefit) that, if recognized, would affect the effective rate on income from continuing operations.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in other income (expense). The amount of reported interest (income) expense on unrecognized tax benefits during the years ended December 31, 2011, 2010 and 2009 was $(1) million, $(5) million and $5 million, respectively. The Company had approximately $21 million and $22 million of interest expense accrued at December 31, 2011 and 2010, respectively. The Company reported penalty expense of $1 million, $1 million and $4 million on unrecognized tax benefits during the years ended December 31, 2011, 2010 and 2009, respectively.

The Company has tax positions for which the amount of related unrecognized tax benefits could change during 2012. These include federal transfer pricing and nonfederal tax issues. The amount of unrecognized tax benefits related to the transfer pricing issue could increase by less than $1 million in 2012 as a result of potential settlements and revisions to settlement estimates. The amount of unrecognized tax benefits related to nonfederal tax issues could have a net decrease of $4 million in 2012 as a result of potential settlements, lapsing of statute of limitations and revisions to settlement estimates.

The Company participates in a consolidated federal return filing with Liberty. As of December 31, 2011, the Company's tax years through 2007 are closed for federal income tax purposes, and the IRS has completed its examination of the Company's 2008, 2009, and 2010 tax years. The Company's 2011 tax year is being examined currently as part of the Liberty consolidated return under the IRS's Compliance Assurance Process ("CAP") program. The Company is currently under examination in the states of California, Minnesota, New York, North Carolina and Pennsylvania, as well as in the U.K. and Germany.

(14) Commitments and contingencies

The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that the amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Network and information systems, including the internet and telecommunication systems, third party delivery services and other technologies are critical to our business activities. Substantially all our customer orders, fulfillment and delivery services are dependent upon the use of network and information systems, including the use of third party telecommunication and delivery service providers. If information systems including the internet or telecommunication services are disrupted, or if the third party delivery services experience a disruption in their transportation delivery services, we could face a significant disruption in fulfilling our customer orders and shipment of our products. We have active disaster recovery programs in place to help mitigate risks associated with these critical business activities.

(15) Note receivable—related party

Prior to December 2008, the Company loaned various amounts to Liberty. In December 2008, it was determined by Liberty and the Company that the loans would be satisfied by means other than cash payment. Accordingly, the Company classified the notes as a reduction of equity. Included in equity at December 31, 2008 are $7,835 million of principal and accrued interest. The Company distributed $7,835 million of notes to Liberty in the form of dividends during the year ended December 31, 2009. As such, no amounts were collected by QVC in cash. There were no remaining balances outstanding at December 31, 2011 and 2010.

(16) Assets and liabilities measured at fair value

For assets and liabilities required to be reported or disclosed at fair value, U.S. GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

The Company's assets and liabilities measured or disclosed at fair value were as follows:

		Fair value measurements at December 31, 2011 using
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Cash equivalents	$493	493	—	—
Interest rate swap arrangements (note 9)	2	—	2	—
Liabilities:
Interest rate swap arrangements (note 9)	61	—	61	—
Debt (note 9)	2,636	—	2,636	—

		Fair value measurements at December 31, 2010 using
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Cash equivalents	$550	550	—	—
Liabilities:
Interest rate swap arrangements (note 9)	109	—	109	—
Debt (note 9)	2,888	—	2,888	—

The majority of the Company's Level 2 financial assets and liabilities are debt instruments with quoted market prices that are not considered to be traded on "active markets", as defined in U.S. GAAP. Accordingly, the financial instruments are reported in the foregoing tables as Level 2 fair value instruments.

U.S. GAAP requires the incorporation of a credit risk valuation adjustment in the Company's fair value measurements to estimate the impact of both its own nonperformance risk and the nonperformance risk of its counterparties. The Company estimates credit risk associated with its own and its counterparties' nonperformance primarily by using observable credit default swap rates for terms similar to those of the remaining life of the instrument, adjusted for any master netting arrangements or other factors that provide an estimate of nonperformance risk. These are Level 3 inputs. However, as the credit risk valuation adjustments were not significant, the Company continues to report its interest rate swaps as Level 2. The counterparties to the Company's interest rate swap arrangements are all major international financial institutions. The Company is exposed to credit loss in the event of nonperformance by these counterparties. The Company continually monitors its positions and the credit ratings of its counterparties and does not anticipate nonperformance by the counterparties.

(17) Information about QVC's operating segments

Each of the Company's operating segments are retailers of a wide range of consumer products, which are marketed and sold primarily by merchandise-focused televised-shopping programs as well as via the internet and mobile applications in certain markets. The Company has operations in the United States, the United Kingdom, Germany, Japan and Italy. As such, the Company has identified five reportable segments: the United States, the United Kingdom, Germany, Japan and Italy. Beginning in 2011, management for each of these operations reports to the chief operating decision maker, whereas the Company previously managed its operations and reported results under two business segments: Domestic and International.

The Company evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as net revenue, adjusted OIBDA, gross margin, average sales price per unit, number of units shipped and revenue or sales per subscriber equivalent. The Company defines adjusted OIBDA as revenue less cost of sales, operating expenses, and selling, general and administrative expenses (excluding stock-based compensation). The Company believes this measure is an important indicator of the operational strength and performance of its segments, including the ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking among our businesses and identify strategies to improve performance. This measure of performance excludes depreciation, amortization and stock-based compensation, that are included in the measurement of operating income pursuant to U.S. GAAP. Accordingly, adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. GAAP.

Performance measures

	Years Ended December 31,
	2011		2010		2009
(in millions)	Net revenue	Adjusted OIBDA	Net revenue	Adjusted OIBDA	Net revenue	Adjusted OIBDA

QVC-U.S.	$5,412	1,225	5,241	1,191	4,987	1,109
QVC-U.K.	626	111	599	109	578	101
QVC-Germany	1,068	199	956	181	942	172
QVC-Japan	1,127	241	1,015	224	867	183
QVC-Italy	35	(43)	2	(32)	—	—

Consolidated QVC	$8,268	1,733	7,813	1,673	7,374	1,565

Net revenue amounts by product category are not available from our general purpose financial statements.

Other information

	Years Ended December 31,
	2011		2010		2009
(in millions)	Depreciation	Amortization	Depreciation	Amortization	Depreciation	Amortization

QVC-U.S.	$52	376	55	334	57	334
QVC-U.K.	13	11	14	11	13	11
QVC-Germany	33	36	32	36	33	44
QVC-Japan	29	12	24	14	22	14
QVC-Italy	8	4	3	—	—	—

Consolidated QVC	$135	439	128	395	125	403

	December 31,
	2011		2010
(in millions)	Total assets	Capital expenditures	Total assets	Capital expenditures

QVC-U.S.	$10,682	101	11,132	106
QVC-U.K.	577	53	593	22
QVC-Germany	1,112	35	1,286	24
QVC-Japan	959	63	725	14
QVC-Italy	240	7	84	54

Consolidated QVC	$13,570	259	13,820	220

The following table provides a reconciliation of Adjusted OIBDA to income before income taxes:

	Years Ended December 31,
(in millions)	2011	2010	2009

Consolidated adjusted OIBDA	$1,733	1,673	1,565
Stock-based compensation	(22)	(18)	(18)
Depreciation and amortization	(574)	(523)	(528)
Gain on financial instruments	50	40	32
Gain (loss) on investments	(2)	105	(6)
Interest expense	(231)	(415)	(357)
Interest income	2	2	6
Foreign currency gain (loss)	(2)	(8)	19
Other, net	—	(23)	(15)

Income before income taxes	$954	833	698

Long-lived assets, net of accumulated depreciation, by geographic area were as follows:

	December 31,
(in millions)	2011	2010

QVC-U.S.	$432	432
QVC-U.K.	143	106
QVC-Germany	233	216
QVC-Japan	224	183
QVC-Italy	52	60

Consolidated QVC	$1,084	997

(18) Subsequent event

On February 21, 2012, the Company acquired 100% of the outstanding shares of Send the Trend, Inc. ("STT") for $17 million in cash. The purchase agreements also provide for additional payments to be made based upon the achievement of certain objectives; however, the Company does not expect the additional payments to be material to the financial statements. STT is an e-commerce company based in New York City, NY, U.S. that provides customers a way to shop for personalized fashion accessories and beauty products. This transaction is expected to strengthen QVC's penetration in e-commerce.

On July 2, 2012, QVC issued $500 million principal amount of 5.125% Senior Secured Notes due 2022 at par. The net proceeds from the issuance of these instruments were used to reduce the outstanding principal under the QVC Bank Credit Facilities and for general corporate purposes.

On July 4, 2012, the Company entered into a joint venture with China Broadcasting Corporation, a limited liability company, owned by China National Radio ("CNR") for a 49% interest in a CNR subsidiary, CNR Home Shopping Co., Ltd. ("CNRS") for $55 million including an $11 million capital contribution that was paid in June 2012 and was included in other noncurrent assets on the consolidated balance sheet. CNRS operates a retailing business in China through a televised shopping channel with an associated website. CNRS is headquartered in Beijing, China. The joint venture's strategy is to combine CNRS' existing knowledge of the digital shopping market and consumers in China with QVC's global experience and know-how in multimedia retailing.

On August 9, 2012, Liberty completed the recapitalization of its common stock into shares of the corresponding series of two new tracking stocks, Liberty Interactive (Nasdaq: LINTA, LINTB) and Liberty Ventures (Nasdaq: LVNTA, LVNTB). QVC is now attributed to the Liberty Interactive tracking stock, which will track the assets and liabilities of Liberty's Interactive Group (the "Interactive Group"). The Interactive Group does not represent a separate legal entity; rather it represents those businesses, assets and liabilities that are attributed to that group. Liberty attributed to its Interactive Group those businesses primarily focused on digital commerce. To partially fund the cash attributed to Liberty Ventures, QVC declared and paid dividends to Liberty in the amount of $1.2 billion, $0.8 billion of which was funded with borrowings from QVC's senior secured credit facility.

In addition to the $1.2 billion dividend noted in the preceding paragraph, QVC declared and paid dividends to Liberty in the amount of $0.5 billion during 2012.

(19) Guarantor/Non-guarantor Subsidiary Financial Information

The following information contains the condensed consolidating financial statements for the Company, the subsidiary issuer and parent (QVC, Inc.), the combined subsidiary guarantors (Affiliate Relations Holdings, Inc.; Affiliate Investment, Inc.; AMI 2, Inc.; ER Marks, Inc.; QVC International LLC; QVC Rocky Mount, Inc. and QVC San Antonio, LLC) and the combined non-guarantor subsidiaries pursuant to Rule 3-10 of Regulation S-X. Certain non-guarantor subsidiaries are majority owned by QVC International LLC, which is a guarantor subsidiary.

These condensed consolidating financial statements have been prepared from the Company's financial information on the same basis of accounting as the Company's consolidated financial statements. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions, such as management fees, royalty revenue and expense and interest income and expense. Goodwill and other intangible assets have been allocated to the subsidiaries based on management's estimates. Certain costs have been partially allocated to all of the subsidiaries of the Company.

The subsidiary issuer and subsidiary guarantors are 100% owned by the Company. All guarantees are full and unconditional and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries, including the guarantors, by dividend or loan. The Company has not presented separate notes and other disclosures concerning the subsidiary guarantors as the Company has determined that such material information is available in the notes to the Company's consolidated financial statements.

QVC, Inc. and Subsidiaries
Condensed consolidated balance sheets

	December 31, 2011
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

Assets
Current assets:
Cash and cash equivalents	$3	223	334	—	560
Restricted cash	15	—	—	—	15
Accounts receivable, net	721	—	299	—	1,020
Inventories	693	—	213	—	906
Deferred income taxes	116	—	22	—	138
Prepaid expenses	27	—	27	—	54

Total current assets	1,575	223	895	—	2,693
Property, plant and equipment, net	247	66	771	—	1,084
Cable and satellite television distribution rights, net	—	724	181	—	905
Goodwill	4,162	—	1,077	—	5,239
Other intangible assets, net	1,443	2,049	132	—	3,624
Other noncurrent assets	13	—	12	—	25
Investments in subsidiaries	3,891	1,168	—	(5,059)	—

Total assets	$11,331	4,230	3,068	(5,059)	13,570

Liabilities and equity
Current liabilities:
Current portion of debt and capital lease obligations	$2	—	8	—	10
Accounts payable—trade	257	—	234	—	491
Accrued liabilities	348	69	400	—	817
Intercompany accounts (receivable) payable	(300)	(307)	607	—	—

Total current liabilities	307	(238)	1,249	—	1,318
Long-term portion of debt and capital lease obligations	2,435	—	45	—	2,480
Deferred compensation	11	—	—	—	11
Deferred income taxes	489	1,002	43	—	1,534
Other long-term liabilities	199	1	8	—	208

Total liabilities	3,441	765	1,345	—	5,551

Equity:
QVC, Inc. shareholder's equity	7,890	3,465	1,594	(5,059)	7,890
Noncontrolling interest	—	—	129	—	129

Total equity	7,890	3,465	1,723	(5,059)	8,019

Total liabilities and equity	$11,331	4,230	3,068	(5,059)	13,570

QVC, Inc. and Subsidiaries

Condensed consolidated balance sheets

	December 31, 2010
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

Assets
Current assets:
Cash and cash equivalents	$44	160	417	—	621
Restricted cash	16	—	—	—	16
Accounts receivable, net	591	—	266	—	857
Inventories	726	—	213	—	939
Deferred income taxes	129	—	26	—	155
Prepaid expenses	24	—	30	—	54

Total current assets	1,530	160	952	—	2,642
Property, plant and equipment, net	248	63	686	—	997
Cable and satellite television distribution rights, net	—	855	216	—	1,071
Goodwill	4,162	—	1,085	—	5,247
Other intangible assets, net	1,633	2,048	152	—	3,833
Other noncurrent assets	16	—	14	—	30
Investments in subsidiaries	4,010	1,288	—	(5,298)	—

Total assets	$11,599	4,414	3,105	(5,298)	13,820

Liabilities and equity
Current liabilities:
Current portion of debt and capital lease obligations	$2	—	12	—	14
Accounts payable—trade	313	—	226	—	539
Accrued liabilities	381	67	432	—	880
Intercompany accounts (receivable) payable	(217)	(400)	617	—	—

Total current liabilities	479	(333)	1,287	—	1,433
Long-term portion of debt and capital lease obligations	2,786	—	20	—	2,806
Deferred compensation	10	—	—	—	10
Deferred income taxes	566	1,049	64	—	1,679
Other long-term liabilities	226	1	11	—	238

Total liabilities	4,067	717	1,382	—	6,166

Equity:
QVC, Inc. shareholder's equity	7,532	3,697	1,601	(5,298)	7,532
Noncontrolling interest	—	—	122	—	122

Total equity	7,532	3,697	1,723	(5,298)	7,654

Total liabilities and equity	$11,599	4,414	3,105	(5,298)	13,820

QVC, Inc. and Subsidiaries
Condensed consolidated statements of operations

	December 31, 2011
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

Net revenue	$5,684	790	2,789	(995)	8,268
Cost of goods sold	3,580	120	1,833	(255)	5,278

Gross profit	2,104	670	956	(740)	2,990

Operating expenses:
Operating	191	201	366	—	758
Selling, general and administrative, including stock based compensation	947	—	314	(740)	521
Depreciation	36	4	95	—	135
Amortization of intangible assets	242	133	64	—	439
Intercompany management expense (income)	89	(27)	(62)	—	—

	1,505	311	777	(740)	1,853

Operating income	599	359	179	—	1,137

Other income (expense):
Loss on sale of investments	—	—	(2)	—	(2)
Gain on financial instruments	50	—	—	—	50
Interest expense	(230)	—	(1)	—	(231)
Interest income	—	—	2	—	2
Foreign currency (loss) gain	(3)	(2)	3	—	(2)
Intercompany interest (expense) income	(9)	53	(44)	—	—

	(192)	51	(42)	—	(183)

Income before income taxes	407	410	137	—	954
Income tax expense	(110)	(124)	(108)	—	(342)
Equity in earnings of subsidiaries, net of tax	263	70	—	(333)	—

Net income (loss)	560	356	29	(333)	612
Less net income attributable to the noncontrolling interest	—	—	(52)	—	(52)

Net income (loss) attributable to QVC, Inc. shareholder	$560	356	(23)	(333)	560

QVC, Inc. and Subsidiaries
Condensed consolidated statements of operations

	December 31, 2010
(in millions)	Subsidiary issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

Net revenue	$5,480	783	2,529	(979)	7,813
Cost of goods sold	3,478	121	1,663	(254)	5,008

Gross profit	2,002	662	866	(725)	2,805

Operating expenses:
Operating	185	202	328	—	715
Selling, general and administrative, including stock based compensation	887	1	272	(725)	435
Depreciation	37	5	86	—	128
Amortization of intangible assets	197	135	63	—	395
Intercompany management expense (income)	105	(33)	(72)	—	—

	1,411	310	677	(725)	1,673

Operating income	591	352	189	—	1,132

Other income (expense):
(Loss) gain on sale of investments	(27)	—	132	—	105
Gain on financial instruments	40	—	—	—	40
Interest expense	(414)	—	(1)	—	(415)
Interest income	—	—	2	—	2
Foreign currency (loss) gain	(6)	(9)	7	—	(8)
Other expense	(22)	—	(1)	—	(23)
Intercompany interest (expense) income	(6)	51	(45)	—	—

	(435)	42	94	—	(299)

Income before income taxes	156	394	283	—	833
Income tax expense	(9)	(122)	(151)	—	(282)
Equity in earnings of subsidiaries, net of tax	357	78	—	(435)	—

Net income (loss)	504	350	132	(435)	551
Less net income attributable to the noncontrolling interest	—	—	(47)	—	(47)

Net income (loss) attributable to QVC, Inc. shareholder	$504	350	85	(435)	504

QVC, Inc. and Subsidiaries
Condensed consolidated statements of operations

	December 31, 2009
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

Net revenue	$5,189	759	2,393	(967)	7,374
Cost of goods sold	3,333	120	1,560	(258)	4,755

Gross profit	1,856	639	833	(709)	2,619

Operating expenses:
Operating	171	196	317	—	684
Selling, general and administrative, including stock based compensation	843	—	254	(709)	388
Depreciation	38	5	82	—	125
Amortization of intangible assets	202	129	72	—	403
Intercompany management expense (income)	109	(42)	(67)	—	—

	1,363	288	658	(709)	1,600

Operating income	493	351	175	—	1,019

Other income (expense):
Loss on sale of investments	—	—	(6)	—	(6)
Gain on financial instruments	32	—	—	—	32
Interest expense	(356)	—	(1)	—	(357)
Interest income	3	1	2	—	6
Foreign currency gain (loss)	1	19	(1)	—	19
Other expense	(11)	—	(4)	—	(15)
Intercompany interest (expense) income	(6)	53	(47)	—	—

	(337)	73	(57)	—	(321)

Income before income taxes	156	424	118	—	698
Income tax expense	(58)	(132)	(91)	—	(281)
Equity in earnings of subsidiaries, net of tax	281	108	—	(389)	—

Net income (loss)	379	400	27	(389)	417
Less net income attributable to the noncontrolling interest	—	—	(38)	—	(38)

Net income (loss) attributable to QVC, Inc. shareholder	$379	400	(11)	(389)	379

QVC, Inc. and Subsidiaries
Condensed consolidated statements of cash flows

	December 31, 2011
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

Operating activities:
Net cash provided by operating activities	$327	380	111	—	818

Investing activities:
Capital expenditures, net	(87)	(8)	(164)	—	(259)
Expenditures for cable and satellite television distribution rights	—	(2)	—	—	(2)
Decrease in restricted cash	1	—	—	—	1
Changes in other noncurrent assets and liabilities	4	—	—	—	4
Intercompany investing activities	382	190	—	(572)	—

Net cash provided by (used in) investing activities	300	180	(164)	(572)	(256)

Financing activities:
Principal payments of debt and capital lease obligations	(351)	—	(21)	—	(372)
Dividends paid to Liberty	(205)	—	—	—	(205)
Dividends paid to noncontrolling interest	—	—	(50)	—	(50)
Net short-term intercompany debt (repayments) borrowings	(83)	93	(10)	—	—
Intercompany financing activities	(29)	(590)	47	572	—

Net cash (used in) provided by financing activities	(668)	(497)	(34)	572	(627)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	4	—	4

Net (decrease) increase in cash and cash equivalents	(41)	63	(83)	—	(61)
Cash and cash equivalents, beginning of year	44	160	417	—	621

Cash and cash equivalents, end of year	$3	223	334	—	560

QVC, Inc. and Subsidiaries
Condensed consolidated statements of cash flows

	December 31, 2010
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

Operating activities:
Net cash provided by operating activities	$693	371	140	—	1,204

Investing activities:
Capital expenditures, net	(25)	(1)	(194)	—	(220)
Expenditures for cable and satellite television distribution rights	—	(2)	(2)	—	(4)
Proceeds from joint ventures and equity investees	—	—	220	—	220
Decrease in restricted cash	2	—	—	—	2
Changes in other noncurrent assets and liabilities	(13)	—	6	—	(7)
Intercompany investing activities	460	324	—	(784)	—

Net cash provided by (used in) investing activities	424	321	30	(784)	(9)

Financing activities:
Principal payments of debt and capital lease obligations	(4,117)	—	(25)	—	(4,142)
Principal borrowings of debt	1,905	—	—	—	1,905
Proceeds from issuance of senior secured notes, net of original issue discount	1,000	—	—	—	1,000
Payment of debt origination fees	(27)	—	—	—	(27)
Dividends paid to Liberty	(9)	—	—	—	(9)
Dividends paid to noncontrolling interest	—	—	(63)	—	(63)
Net short-term intercompany debt borrowings (repayments)	97	14	(111)	—	—
Intercompany financing activities	—	(739)	(45)	784	—

Net cash (used in) provided by financing activities	(1,151)	(725)	(244)	784	(1,336)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	14	—	14

Net decrease in cash and cash equivalents	(34)	(33)	(60)	—	(127)
Cash and cash equivalents, beginning of year	78	193	477	—	748

Cash and cash equivalents, end of year	$44	160	417	—	621

QVC, Inc. and Subsidiaries
Condensed consolidated statements of cash flows

	December 31, 2009
(in millions)	Parent issuer— QVC, Inc.	Combined subsidiary guarantors	Combined non-guarantor subsidiaries	Eliminations	Consolidated— QVC, Inc. and subsidiaries

Operating activities:
Net cash provided by operating activities	$478	404	266	—	1,148

Investing activities:
Capital expenditures, net	(54)	(4)	(123)	—	(181)
Expenditures for cable and satellite television distribution rights	—	(85)	69	—	(16)
Proceeds from joint ventures and equity investees	—	—	3	—	3
Increase in restricted cash	(18)	—	—	—	(18)
Changes in other noncurrent assets and liabilities	(10)	—	17	—	7
Intercompany investing activities	594	448	—	(1,042)	—

Net cash provided by (used in) investing activities	512	359	(34)	(1,042)	(205)

Financing activities:
Principal payments of debt and capital lease obligations	(2,235)	—	(9)	—	(2,244)
Proceeds from issuance of senior secured notes, net of original issue discount	983	—	—	—	983
Payment of debt origination fees	(65)	—	—	—	(65)
Contributions from Liberty	522	—	—	—	522
Dividends paid to noncontrolling interest	—	—	(59)	—	(59)
Net short-term intercompany debt (repayments) borrowings	(153)	3	150	—	—
Intercompany financing activities	—	(781)	(261)	1,042	—

Net cash (used in) provided by financing activities	(948)	(778)	(179)	1,042	(863)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	(17)	—	(17)

Net increase (decrease) in cash and cash equivalents	42	(15)	36	—	63
Cash and cash equivalents, beginning of year	36	208	441	—	685

Cash and cash equivalents, end of year	$78	193	477	—	748

$500,000,000

QVC, Inc.

Exchange Offer for
5.125% Senior Secured Notes due 2022

Prospectus

January 8, 2013

Until April 7, 2013 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.